
09037321

PFIZER INC.

Notice of Annual Meeting of Shareholders and Proxy Statement and 2008 Financial Report

March 12, 2009


Pfizer

HOW TO VOTE

Most shareholders have a choice of voting on the Internet, by telephone, or by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting methods available to you. **If you vote by telephone or on the Internet, you do not need to return your proxy card.**

ANNUAL MEETING ADMISSION

Either an admission ticket or proof of ownership of Pfizer stock, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If you are a shareholder of record, your admission ticket is attached to your proxy card. If your shares are held in the name of a bank, broker or other holder of record, you must bring a brokerage statement or other proof of ownership with you to the Meeting, or you may request an admission ticket in advance. Please see the response to the question "Do I need a ticket to attend the Annual Meeting?" for further details.

REDUCE PRINTING AND MAILING COSTS

If you share the same last name with other shareholders living in your household, you may receive only one copy of future Proxy Statements and Financial Reports. Please see the response to the question "What is "householding" and how does it affect me?" for more information on this important shareholder program.

Shareholders may help us to reduce printing and mailing costs further by opting to receive future proxy materials by e-mail. Please see the response to the question "Can I access the Notice of Annual Meeting and Proxy Statement and the 2008 Financial Report on the Internet?" for more information on electronic delivery of proxy materials.

PFIZER INC.
235 East 42nd Street
New York, New York 10017

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE . . . . 8:30 a.m., Eastern Daylight Time on Thursday, April 23, 2009.

PLACE . . . . Renaissance Concourse Hotel
One Hartsfield Centre Parkway
Atlanta, Georgia 30354

WEBCAST . . . . A webcast of our Annual Meeting will be available on our website at www.pfizer.com starting at 8:30 a.m., Eastern Daylight Time on April 23, 2009. An archived copy of the webcast also will be available on our website through the first week of May. Information included on our website, other than our Proxy Statement and form of proxy, is not a part of our proxy soliciting materials.

ITEMS OF BUSINESS . . . .

- To elect 14 members of the Board of Directors named in the Proxy Statement, each for a term of one year.
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2009 fiscal year.
- To approve the Pfizer Inc. 2004 Stock Plan, as Amended and Restated.
- To consider four shareholder proposals, if presented at the Meeting; see Table of Contents for a list of the "Shareholder Proposals."
- To transact such other business as may properly come before the Meeting and any adjournment or postponement.

RECORD DATE . . . . You can vote if you are a shareholder of record on February 24, 2009.

MATERIALS TO REVIEW . . . . This booklet contains our Notice of Annual Meeting and 2009 Proxy Statement, as well as certain Corporate and Shareholder Information. Our 2008 Financial Report is in Appendix A to this Notice of Annual Meeting and Proxy Statement. Appendix A and the Corporate and Shareholder Information are not a part of our proxy solicitation materials. You may also access them through our website at www.pfizer.com/annualmeeting.

PROXY VOTING . . . . It is important that your shares be represented and voted at the Meeting. You can vote your shares by completing and returning your proxy card or by voting on the Internet or by telephone. See details under the heading "How do I vote?"

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 23, 2009: This Notice of Annual Meeting and Proxy Statement and the 2008 Financial Report and Corporate and Shareholder Information are available on our website at www.pfizer.com/annualmeeting.

Amy W. Schulman
Senior Vice President,
General Counsel and Corporate Secretary

March 12, 2009

TABLE OF CONTENTS

Pfizer Inc.
235 East 42nd Street
New York, New York 10017

PROXY STATEMENT

Questions and Answers About the Annual Meeting and Voting

Why did I receive these proxy materials?

We are providing these proxy materials in connection with the solicitation by the Board of Directors of Pfizer Inc. ("Pfizer," the "Company," "we," "us" or "our"), a Delaware corporation, of proxies to be voted at our 2009 Annual Meeting of Shareholders and at any adjournment or postponement.

You are invited to attend the Annual Meeting of Shareholders. It takes place on April 23, 2009, beginning at 8:30 a.m., Eastern Daylight Time, at the Renaissance Concourse Hotel in Atlanta, Georgia. See the inside back cover of this Proxy Statement for directions.

Shareholders will be admitted to the Annual Meeting beginning at 8:00 a.m., Eastern Daylight Time. Seating will be limited.

The Renaissance Concourse Hotel is accessible to disabled persons and, upon request, we will provide wireless headsets for hearing amplification. Sign interpretation also will be provided upon request. Please mail your request to the address noted below in response to the question "Do I need an admission ticket to attend the Annual Meeting?"

This Notice of Annual Meeting and Proxy Statement and form of proxy and voting instructions are being mailed starting March 12, 2009.

Do I need a ticket to attend the Annual Meeting?

You will need an admission ticket or proof of ownership to enter the Annual Meeting. An admission ticket is attached to your proxy card if you hold shares directly in your name as a shareholder of record. If you plan to attend the Meeting, please vote your proxy but keep the admission ticket and bring it with you to the Meeting.

If your shares are held in the name of a bank, broker or other holder of record and you plan to attend the Meeting, you must present proof of your ownership of Pfizer stock, such as a bank or brokerage account statement, to be admitted to the Meeting. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, along with proof of your ownership of Pfizer stock, to:

Pfizer Shareholder Services
235 East 42nd Street, 19th Floor
New York, NY 10017

Shareholders also must present a form of personal photo identification in order to be admitted to the Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Meeting.

Will the Annual Meeting be webcast?

Our Annual Meeting also will be webcast on April 23, 2009. You are invited to visit www.pfizer.com at 8:30 a.m., Eastern Daylight Time, on April 23, 2009, to access the webcast of the Meeting. Registration for the webcast is required. Pre-registration will be available beginning on April 20, 2009. An archived copy of the Webcast also will be available on our website through the first week of May.

Who is entitled to vote at the Annual Meeting?

Holders of Pfizer common stock at the close of business on February 24, 2009, are entitled to receive this Notice and to vote their shares at the Annual Meeting. As of that date, there were 6,744,639,903 shares of common stock outstanding and entitled to vote. In addition, shares of the Company's Preferred Stock having votes equivalent to 4,532,487 shares of common stock were held by one of the Company's employee benefit plan trusts. Each share of common stock is entitled to one vote on each matter properly brought before the Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with Pfizer's transfer agent, Computershare Trust Company, N.A., you are the "shareholder of record" of those shares. This Notice of Annual Meeting and Proxy Statement and accompanying documents have been provided directly to you by Pfizer.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares. This Notice of Meeting and Proxy Statement and the accompanying documents have been forwarded to you by your broker, bank or other holder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet.

How do I vote?

You may vote using any of the following methods:

• ***By Mail***

Be sure to complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the

proxy card will vote the shares represented by that proxy as recommended by the Board of Directors.

If you are a shareholder of record and you do not have the prepaid envelope, please mail your completed proxy card to Pfizer Inc., c/o Proxy Services, Computershare, PO Box 43101, Providence, RI 02940.

- ***By telephone or on the Internet***

The telephone and Internet voting procedures established by Pfizer for shareholders of record are designed to authenticate your identity, to allow you to give your voting instructions and to confirm that those instructions have been properly recorded.

You can vote by calling the toll-free telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you are located outside the U.S., Puerto Rico and Canada, see your proxy card for additional instructions.

The website for Internet voting is www.investorvote.com/pfe. Please have your proxy card handy when you go online. As with telephone voting, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you also can request electronic delivery of future proxy materials.

Telephone and Internet voting facilities for shareholders of record will be available 24 hours a day, and will close at 11:59 p.m. Eastern Daylight Time on April 22, 2009.

The availability of telephone and Internet voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions in the materials you receive.

If you vote by telephone or on the Internet, you do not have to return your proxy card or voting instruction card.

- ***In person at the Annual Meeting***

All shareholders may vote in person at the Annual Meeting. You may also be represented by another person at the Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Meeting.

Your vote is important. You can save us the expense of a second mailing by voting promptly.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you can revoke your proxy before it is exercised by:

- written notice to the Secretary of the Company;
- timely delivery of a valid, later-dated proxy or a later-dated vote by telephone or on the Internet; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described in the answer to the previous question.

All votes that have been properly cast and not revoked will be voted at the Annual Meeting.

What shares are included on the proxy card?

If you are a shareholder of record you will receive only one proxy card for all the shares you hold:

- in certificate form
- in book-entry form
- in book-entry form in the Pfizer Shareholder Investment Program

If you are a Pfizer employee:

- in the Pfizer Savings Plan
- in the Pfizer Inc. Employee Benefit Trust (the "Trust").

If you are a U.S. Pfizer employee who currently has outstanding stock options, you are entitled to give voting instructions on a portion of the shares held in the Trust. Your proxy card will serve as a voting instruction card for the trustee.

If you do not vote your shares or specify your voting instructions on your proxy card, the administrator of the Pfizer Savings Plan (the "Plan") or the trustee of the Trust will vote your shares in the same proportion as the shares for which voting instructions have been received. **To allow sufficient time for voting by the trustee of the Trust and the administrator of the Plan, your voting instructions must be received by April 20, 2009.**

If you hold Pfizer shares through any other Company plan, you will receive voting instructions from that plan's administrator.

If you are a beneficial owner, you will receive voting instructions, and information regarding consolidation of your vote, from your bank, broker or other holder of record.

What is "householding" and how does it affect me?

We have adopted a procedure approved by the Securities and Exchange Commission ("SEC") called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of this Notice of Annual Meeting and Proxy Statement and the 2008 Financial Report, unless we are notified that one or more of these shareholders wishes to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently

receive multiple copies of this Notice of Annual Meeting and Proxy Statement and the accompanying documents, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: 250 Royall Street, Canton, MA 02021; by telephone: in the U.S., Puerto Rico and Canada, 1-800-733-9393 and outside the U.S., Puerto Rico and Canada, 1-781-575-4591).

If you participate in householding and wish to receive a separate copy of this Notice of Annual Meeting and Proxy Statement and the accompanying documents, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact Computershare as indicated above.

Beneficial owners can request information about householding from their banks, brokers or other holders of record.

Is there a list of shareholders entitled to vote at the Annual Meeting?

The names of shareholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior to the Meeting for any purpose germane to the meeting, between the hours of 8:45 a.m. and 4:30 p.m., at our principal executive offices at 235 East 42nd Street, New York, New York, by contacting the Secretary of the Company.

What are the voting requirements to elect the Directors and to approve each of the proposals discussed in this Proxy Statement?

Proposal	Vote Required	Discretionary Voting Allowed?
Election of Directors	Majority of Votes Cast	Yes
Ratification of KPMG	Majority of Votes Cast	Yes
Approval of Amended and Restated 2004 Stock Plan	Majority of Votes Cast*	No
Shareholder Proposals	Majority of Votes Cast	No

* Votes cast must exceed 50% of outstanding shares: see "Approval of Stock Plan" below

The presence of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting, in person or represented by proxy, is necessary to constitute a quorum. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power under New York Stock Exchange ("NYSE") rules for that particular item and has not received instructions from the beneficial owner.

If you are a beneficial owner, your bank, broker or other holder of record is permitted under NYSE rules to vote your shares on the election of Directors and the ratification of KPMG LLP as our independent registered public accounting firm, even if the record holder does not receive voting instructions from you. The record holder may not vote on the Amended and Restated 2004 Stock Plan or on any of the shareholder proposals without instructions from you. Without your voting instructions on these matters, a broker non-vote will occur.

• *Election of Directors; Majority Vote Policy*

Under our By-laws, directors must be elected by a majority of votes cast in uncontested elections. This means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. In contested elections, the vote standard would be a plurality of votes cast. Abstentions are not counted as votes "for" or "against" this proposal.

Our Corporate Governance Principles, which appear later in this Proxy Statement, set forth our procedures if a director-nominee does not receive the required vote for election or re-election. In an uncontested election, any nominee for Director who does not receive a majority of votes cast "for" his or her election is required to tender his or her resignation promptly following the failure to receive the required vote. The Corporate Governance Committee is required to make recommendations to the Board with respect to any such resignation. The Board is required to take action with respect to this recommendation and to disclose its decision-making process. Full details of this Policy are set out in our Corporate Governance Principles and under "Item 1—Election of Directors."

Our By-laws specify that director nominees proposed by shareholders must deliver a statement that, if elected, they agree to tender an irrevocable resignation, promptly upon failure to receive the required vote in a subsequent election, in accordance with the Company's Corporate Governance Principles that are applicable to all director nominees.

• *Ratification of KPMG*

Under the Company's By-laws, the votes cast "for" must exceed the votes cast "against" to approve the ratification of KPMG LLP as our independent registered public accounting firm. Abstentions are not counted as votes "for" or "against" this proposal.

• *Approval of Stock Plan*

Under the Company's By-laws, the votes cast "for" must exceed the votes cast "against" to approve the Amended and Restated 2004 Stock Plan. Abstentions and, if applicable, broker non-votes, are not counted as votes "for" or "against" this proposal.

In addition, NYSE rules require that the total votes cast on this proposal must represent greater than 50% of all the shares entitled to vote on this proposal (the "Outstanding Shares"). That is, the total number of votes cast "for" and "against" the proposal (collectively, the "Shares Voted") must exceed 50% of the

Outstanding Shares. Because your bank, broker or other holder of record does not have discretionary voting authority to vote your shares on this proposal absent specific instructions from you, broker non-votes could create a situation where the Shares Voted do not exceed 50% of the Outstanding Shares. It is therefore important that you vote, or direct the holder of record to vote, on this proposal.

• ***Shareholder Proposals***

The votes cast "for" must exceed the votes cast "against" each of the shareholder proposals. Abstentions and, if applicable, broker non-votes, are not counted as votes "for" or "against" these proposals.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement.

If you have returned your signed and completed proxy card and other matters are properly presented at the Annual Meeting for consideration, the Proxy Committee appointed by the Board of Directors (the persons named in your proxy card if you are a shareholder of record) will have the discretion to vote on those matters for you.

Can I access the Notice of Annual Meeting and Proxy Statement and the 2008 Financial Report on the Internet?

This Notice of Annual Meeting and Proxy Statement and the 2008 Financial Report are available on our website at www.pfizer.com/annualmeeting. Instead of receiving future copies of our Proxy Statement and accompanying materials by mail, most shareholders can elect to receive an e-mail that will provide electronic links to them. Opting to receive your proxy materials online will save us the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

Shareholders of Record: If you vote on the Internet at www.investorvote.com/pfe, simply follow the prompts for enrolling in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to www.computershare.com/us/ecomms and following the enrollment instructions.

Beneficial Owners: You also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your bank or other holder of record regarding the availability of this service.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by Directors, officers or employees in person or by telephone, electronic transmission and facsimile transmission. We have hired Morrow & Co. to distribute and solicit proxies. We will pay Morrow & Co. a fee of $35,000, plus reasonable expenses, for these services.

Who will count the votes?

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of election.

GOVERNANCE OF THE COMPANY

OUR CORPORATE GOVERNANCE PRINCIPLES

Role and Composition of the Board of Directors

1. General. The Board of Directors, which is elected by the shareholders, is the ultimate decision-making body of the Company, except with respect to those matters reserved to the shareholders. It selects the Chief Executive Officer and other members of the senior management team, which is charged with the conduct of the Company's business. Having selected the senior management team, the Board acts as an advisor and counselor to senior management and ultimately monitors its performance. The function of the Board to monitor the performance of senior management is facilitated by the presence of outside Directors of stature who have substantive knowledge of the Company's business.

2. Succession Planning. The Board also plans for succession to the position of Chief Executive Officer as well as certain other senior management positions. To assist the Board, the Chief Executive Officer annually provides the Board with an assessment of senior managers and of their potential to succeed him or her. He or she also provides the Board with an assessment of persons considered potential successors to certain senior management positions.

3. Board Leadership. The independent Directors will annually elect a Chairman of the Board, who may or may not be the Chief Executive Officer of the Company. If the individual elected as Chairman of the Board is the Chief Executive Officer, the independent Directors shall also elect a Lead Independent Director. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board as a whole. He or she shall perform such other duties, and exercise such powers, as from time to time shall be prescribed in the Company's By-laws or by the Board of Directors. The Lead Independent Director shall preside over executive sessions of the Company's independent Directors, facilitate information flow and communication among the Directors, and perform such other duties as may be specified by the Board and outlined in the Charter of the Lead Independent Director.

4. Director Independence. It is the policy of the Company that the Board consist of a majority of independent Directors. The Corporate Governance Committee of the Board has established Director Qualification Standards to assist it in determining director independence, which either meet or exceed the independence requirements of the New York Stock Exchange ("NYSE") corporate governance listing standards. The Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the Director, but also from that of persons or organizations with which the director has an affiliation.

5. Board Size. It is the policy of the Company that the number of Directors not exceed a number that can function efficiently as a body. The Corporate Governance Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board. The Corporate Governance Committee considers candidates to fill new positions created by expansion and vacancies that occur by resignation, by retirement or for any other reason.

6. Selection Criteria. Candidates are selected for, among other things, their integrity, independence, diversity of experience, leadership and their ability to exercise sound judgment. Scientific expertise, prior government service and experience at policy-making levels involving issues affecting business, government, education, technology, as well as areas relevant to the Company's global business are among the most significant criteria. Final approval of a candidate is determined by the full Board.

7. Voting for Directors. In accordance with the Corporation's By-laws, if none of our stockholders provides the Corporation notice of an intention to nominate one or more candidates to compete with the Board's nominees in a Director election, or if our stockholders have withdrawn all such nominations by the day before the Corporation mails its notice of meeting to our stockholders, a nominee must receive more votes cast for than against his or her election or re-election in order to be elected or re-elected to the Board. The Board expects a Director to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election or re-election as Director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation. In addition, the Board shall fill Director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other Directors in accordance with this Corporate Governance Principle.

If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation. The Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a Director's resignation.

Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer.

Thereafter, the board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission.

If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.

However, if the only Directors who receive the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

8. Director Service on Other Public Boards. Ordinarily, Directors should not serve on more than four other boards of public companies in addition to the Company's Board. Current positions in excess of these limits may be maintained unless the Board of Directors determines that doing so would impair the Director's service on the Company's Board.

9. Former Chief Executive Officer as Director. Effective 2001, upon retirement from the Company, the former Chief Executive Officer will not retain Board membership.

10. Change in Director Occupation. When a Director's principal occupation or business association changes substantially during his or her tenure as a Director, that Director shall tender his or her resignation for consideration by the Corporate Governance Committee. The Corporate Governance Committee will recommend to the Board the action, if any, to be taken with respect to the resignation.

11. Director Compensation. The Corporate Governance Committee annually reviews the compensation of Directors.

12. Ownership Requirements. All non-employee Directors are required to hold at least $300,000 worth of Pfizer stock, and/or the units issued as compensation for Board service, while serving as a Director of the Company. New Directors will have five years to attain this ownership threshold. Shares or units held by a Director under any deferral plan, are included in calculating the value of ownership to determine whether this minimum ownership requirement has been met.

13. Director Retirement. Directors are required to retire from the Board when they reach the age of 73; a Director elected to the Board prior to his or her 73rd birthday may continue to serve until the annual shareholders meeting coincident with or next following his or her 73rd birthday. On the recommendation of the Corporate Governance Committee, the Board may waive this requirement as to any Director if it deems such waiver to be in the best interests of the Company.

14. Board and Committee Self-Evaluation. The Board, and each Committee, are required to conduct a self-evaluation of their performance at least annually.

15. Term Limits. The Board does not endorse arbitrary term limits on Directors' service, nor does it believe in automatic annual re-nomination until Directors reach the mandatory retirement age. The Board self-evaluation process is an important determinant for continuing service.

16. Committees. It is the general policy of the Company that all major decisions be considered by the Board as a whole. As a consequence, the Committee structure of the Board is limited to those Committees considered to be basic to, or required for, the operation of a publicly owned company. Currently these Committees are the Executive Committee, Audit Committee, Compensation Committee, Corporate Governance Committee and Science and Technology Committee.

The members and chairs of these Committees are recommended to the Board by the Corporate Governance Committee. The Audit Committee, Compensation Committee and Corporate Governance Committee are made up of only independent Directors. The membership of these Committees is rotated from time to time. In addition to the requirement that a majority of the Board satisfy the independence standards noted above in Paragraph 4, Director Independence, members of the Audit Committee also must satisfy an additional NYSE independence standard. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from Pfizer or any of its subsidiaries other than their Director compensation. As a matter of policy, the Board also will apply a separate and heightened independence standard to members of both the Compensation and Corporate Governance Committees. No member of either Committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from Pfizer or any of its subsidiaries.

17. Director Orientation and Continuing Education. In furtherance of its policy of having major decisions made by the Board as a whole, the Company has a full orientation and continuing education process for Board members that includes extensive materials, meetings with key management and visits to Company facilities.

18. Chief Executive Officer Performance Goals and Annual Evaluation. The Compensation Committee is responsible for setting annual and long-term performance goals for the Chief Executive Officer and for evaluating his or her performance against such goals. The Committee meets annually with the Chief Executive Officer to receive his or her recommendations concerning such goals. Both the goals and the evaluation are then submitted for consideration by the outside Directors of the Board at a meeting or executive session of that group. The Committee then meets with the Chief Executive Officer to evaluate his or her performance against such goals.

19. Senior Management Performance Goals. The Compensation Committee also is responsible for setting annual and long-term performance goals and compensation for the direct reports to the Chief Executive Officer. These decisions are approved or ratified by action of the outside Directors of the Board at a meeting or executive session of that group.

20. Communication with Stakeholders. The Chief Executive Officer is responsible for establishing effective communications with the Company's stakeholder groups, i.e., shareholders, customers, company associates, communities, suppliers, creditors, governments and corporate partners.

It is the policy of the Company that management speaks for the Company. This policy does not preclude outside Directors, including the Lead Independent Director, from meeting with shareholders, but it is suggested that in most circumstances any such meetings be held with management present.

21. Annual Meeting Attendance. All Board members are expected to attend our Annual Meeting of Shareholders unless an emergency prevents them from doing so.

Board Functions

22. Agenda. The Chief Executive Officer, with approval from the Lead Independent Director (if one has been elected), shall set the agenda for Board meetings with the understanding that the Board is responsible for providing suggestions for agenda items that are aligned with the advisory and monitoring functions of the Board. Agenda items that fall within the scope of responsibilities of a Board Committee are reviewed with the chair of that Committee. Any member of the Board may request that an item be included on the agenda.

23. Board Materials. Board materials related to agenda items are provided to Board members sufficiently in advance of Board meetings to allow the Directors to prepare for discussion of the items at the meeting.

24. Board Meetings. At the invitation of the Board, members of senior management recommended by the Chief Executive Officer shall attend Board meetings or portions thereof for the purpose of participating in discussions. Generally, presentations of matters to be considered by the Board are made by the manager responsible for that area of the Company's operations.

25. Director Access to Corporate and Independent Advisors. In addition, Board members have free access to all other members of management and employees of the Company and, as necessary and appropriate, Board members may consult with independent legal, financial, accounting and other advisors to assist in their duties to the Company and its shareholders.

26. Executive Sessions. Executive sessions or meetings of outside Directors without management present are held regularly (at least four times a year) to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chief Executive Officer and other senior managers is based, the performance of the Chief Executive Officer against such criteria, the compensation of the Chief Executive Officer and other senior managers, and any other relevant matters. Meetings are held from time to time with the Chief Executive Officer for a general discussion of relevant subjects.

27. Annual Board Self-Evaluation. The Board, under the direction of the Corporate Governance Committee, will prepare an annual performance self-evaluation.

Committee Functions

28. Independence. The Audit, Compensation and Corporate Governance Committees consist only of independent Directors.

29. Meeting Conduct. The frequency, length and agenda of meetings of each of the Committees are determined by the chair of the Committee. Sufficient time to consider the agenda items is provided. Materials related to agenda items are provided to the Committee members sufficiently in advance of the meeting where necessary to allow the members to prepare for discussion of the items at the meeting.

30. Scope of Responsibilities. The responsibilities of each of the Committees are determined by the Board from time to time.

31. Annual Committee Self-Evaluation. Each Committee is responsible for preparing an annual performance self-evaluation.

Policy on Poison Pills

32. Expiration of Rights Agreement. The Board amended Pfizer's Rights Agreement, or "Poison Pill," to cause the Agreement to expire on December 31, 2003. The term Poison Pill refers to a type of shareholder rights plan that some companies adopt to provide an opportunity for negotiation during a hostile takeover attempt.

The Board has adopted a statement of policy that it shall seek and obtain shareholder approval before adopting a Poison Pill; provided, however, that the Board may determine to act on its own to adopt a Poison Pill, if, under the circumstances, the Board, including the majority of the independent members of the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interest of Pfizer's shareholders to adopt a Poison Pill without the delay in adoption that would come from the time reasonably anticipated to seek shareholder approval.

If the Board were ever to adopt a Poison Pill without prior shareholder approval, the Board would either submit the Poison Pill to shareholders for ratification, or would cause the Poison Pill to expire within one year.

The Corporate Governance Committee will review this Poison Pill policy statement on an annual basis, including the stipulation which addresses the Board's fiduciary responsibility to act in the best interest of the shareholders without prior shareholder approval, and report to the Board any recommendations it may have concerning the policy.

Periodic Review of Corporate Governance Principles

33. These principles are reviewed by the Board at least annually.

Pfizer Corporate Governance Website

From time to time we revise our Corporate Governance Principles in response to changing regulatory requirements, evolving best practices and the concerns of our shareholders and other constituents. Our Corporate Governance Principles are published on our website at http://www.pfizer.com/about/corporate_governance/corporate_governance_principles.jsp.

In addition to our Corporate Governance Principles other information relating to corporate governance at Pfizer, is available on our website, including:

- Board of Directors—Background and Experience
- Board Committees—Description of Committees, Charters and Current Members
- Charter of Lead Independent Director
- Code of Business Conduct and Ethics for Directors
- How to Contact our Directors
- Director Qualification Standards
- Board Policy on Executive Pension Benefits
- Certifications of Chief Executive Officer and Chief Financial Officer
- Standards of Business Conduct for all Pfizer colleagues, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer
- Political Action Committee Report
- By-Laws of Pfizer Inc.
- Restated Certificate of Incorporation
- Frequently Asked Questions about Pfizer Corporate Governance

We will provide any of the foregoing information without charge upon written request to Chief Counsel, Corporate Governance, Pfizer Inc., 235 East 42nd Street, New York, NY 10017-5755.

Executive Sessions of Directors

Executive sessions or meetings of outside (non-management) Directors without management present are held at least four times a year to review the report of the independent registered public accounting firm, the criteria upon which the performance of the Chief Executive Officer and other senior managers is based, the performance of the Chief Executive Officer against such criteria, the compensation of the Chief Executive Officer and other senior managers, and other matters. Meetings are held from time to time with the Chief Executive Officer for a general discussion of relevant subjects. In 2008, the outside Directors met in executive session seven times, including at least one time with only independent directors present.

Lead Independent Director

As stated in the Charter of the Lead Independent Director, if the Chairman of the Board and Chief Executive Officer are the same person, the Pfizer Board of Directors will annually elect a non-management director to serve in a lead capacity ("Lead Independent Director") to coordinate the activities of the other non-management directors, and to perform any other duties and responsibilities that the Board of Directors may determine. Although annually elected, it is generally expected that he or she will serve for more than one year. Constance J. Horner has served as our Lead Independent Director since 2007.

The role of the Lead Independent Director includes:

- presiding at executive sessions, with the authority to call meetings of the independent directors;
- functioning as principal liaison on Board-wide issues between the independent directors and the Chairman;
- approving the appropriate provision of information to the Board, including agenda items;
- facilitating the Board's approval of the number and frequency of Board meetings, as well as meeting schedules, to assure that there is sufficient time for discussion;
- authorizing the retention of outside advisors and consultants who report directly to the Board of Directors; and
- if requested by shareholders, ensuring that he/she is available, when appropriate, for consultation and direct communication.

The Charter of the Lead Independent Director is found in this Proxy Statement as Annex 6 and on our website at http://pfizer.com/about/corporate_governance/charter_lead_independent_director.jsp.

Communications with Directors

Shareholders and other interested parties may communicate with the Lead Independent Director or the Chairs of our Audit, Compensation and Corporate Governance Committees on board-related issues by sending an e-mail to the appropriate address below:

- leaddirector@ pfizer.com
- auditchair@ pfizer.com
- compchair@ pfizer.com or
- corpgovchair@ pfizer.com.

You also may write to the Board, any Director, any of the Committee Chairs or to the outside Directors as a group c/o Chief Counsel, Corporate Governance at Pfizer Inc., 235 East 42nd Street, New York, New York 10017.

Relevant communications are distributed to the Board, or to any individual Director or Directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Pfizer Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded, such as:

- business solicitations or advertisements
- junk mail and mass mailings
- new product suggestions
- product complaints
- product inquiries
- resumes and other forms of job inquiries
- spam
- surveys

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded; however, any communication that is excluded will be made available to any outside Director upon request.

Director Qualification Standards

Our Board of Directors has adopted a formal set of categorical Director Qualification Standards used to determine Director independence. Our standards meet or exceed the independence requirements of the NYSE corporate governance listing standards. According to our Standards, a Director must be determined to have no material relationship with the Company other than as a Director. The Standards specify the criteria by which the independence of our Directors will be determined, including strict guidelines for Directors and their immediate families regarding employment or affiliation with the Company or its independent registered public accounting firm. The Standards also prohibit Audit Committee members from having any direct or indirect financial relationship with the Company, and restrict both commercial and not-for-profit relationships of all Directors with the Company. Directors may not be given personal loans or extensions of credit by the Company, and all Directors are required to deal at arm's length with the Company and its subsidiaries, and to disclose any circumstance that might be perceived as a conflict of interest.

The full text of our Director Qualification Standards is attached as Annex 1 to this Proxy Statement. These Standards also are published on our website at http://www.pfizer.com/about/corporate_governance/director_qualification_standards.jsp.

Director Independence

With the assistance of legal counsel to the Company, the Corporate Governance Committee has reviewed the applicable legal standards for Board and Board committee member independence, our Director Qualification Standards, and the criteria applied to determine "audit committee financial expert" status. The Committee has also reviewed a summary of the answers to annual questionnaires completed by each of the Directors and a report of transactions with Director-affiliated entities. On the basis of this review, the Corporate Governance Committee has delivered a report to the full Board of Directors and the Board has made its independence and "audit committee financial expert" determinations based upon the Corporate Governance Committee Committee's report and the supporting information.

As a result of this review, the Board has affirmatively determined that the following Directors are independent of the Company and its management under our Director Qualification Standards: Drs. Dennis A. Ausiello, Michael S. Brown and Dana G. Mead; Ms. Constance J. Horner and Ms. Suzanne Nora Johnson; and Messrs. M. Anthony Burns, Robert N. Burt, W. Don Cornwell, William H. Gray III, William R. Howell, James M. Kilts, George A. Lorch and Stephen W. Sanger. The Board has also determined that Messrs. Jeffrey B. Kindler and William C. Steere, Jr. are not independent under these Standards. Mr. Kindler is not considered an independent Director because of his employment as Chairman and Chief Executive Officer of the Company. Mr. Steere is not considered an independent Director as a result of his former status as Chairman and Chief Executive Officer of the Company.

In making these determinations, the Board considered that in the ordinary course of business, transactions may occur between the Company and its subsidiaries and entities with which some of our Directors are or have been affiliated. Under Pfizer's Director Qualification Standards, business transactions meeting the following criteria are not considered to be material transactions that would impair a director's independence:

> The Director (a) is an employee of another company that does business with Pfizer, and our annual sales to or purchases from the other company in each of the last three fiscal years amount to less than 1% of the annual revenues of the other company, or (b) is an employee or executive officer of another company and our indebtedness to the other company or its indebtedness to Pfizer amounts to less than 1% of the total consolidated assets of the other company.

There was no indebtedness in 2008 between Pfizer and any entity with which a Director is affiliated.

Dr. Ausiello and Dr. Brown are employed at medical institutions with which Pfizer engages in ordinary course of business transactions. Mr. Cornwell is an executive officer and Chairman of a corporation with which Pfizer engages in ordinary course of business transactions. We reviewed all transactions with each of these entities and found that these transactions were made in the ordinary course of business and were below the threshold set forth in our Director Qualification Standards (i.e. 1% of the annual revenues of these entities in each of the last three years).

Under our Director Qualification Standards, contributions to not-for-profit entities in which a Director of the Company, or a Director's spouse, serves as an executive officer, amounting to less than two percent (or $1,000,000, whichever is greater) of that organization's latest publicly available total revenues, will not serve as a bar to the Director's independence. None of the Directors or their spouses is an executive officer of not-for-profit organizations to which Pfizer contributes. Nonetheless, the Board reviewed charitable contributions to not-for profit organizations with which our Directors or spouses are affiliated. None of the contributions approached the levels set forth in our Director Qualification Standards.

Criteria for Board Membership

To fulfill its responsibility to recruit and recommend to the full Board nominees for election as Directors, the Corporate Governance Committee reviews the composition of the Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board and works with management in attracting candidates with those qualifications. Appropriate criteria for Board membership include the following:

- Members of the Board should be individuals of high integrity and independence, substantial accomplishments, and have prior or current associations with institutions noted for their excellence.
- Members of the Board should have demonstrated leadership ability, with broad experience, diverse perspectives, and the ability to exercise sound business judgment.
- The background and experience of members of the Board should be in areas important to the operations of the Company such as business, education, finance, government, law, medicine or science.
- The composition of the Board should reflect sensitivity to the need for diversity as to gender, ethnic background and experience.

In addition, according to our Corporate Governance Principles, the Committee considers the number of other boards of public companies on which a candidate serves. Moreover, Directors are expected to act ethically at all times and adhere to the Company's Code of Business Conduct and Ethics for members of the Board of Directors.

The Corporate Governance Committee retained a search firm during 2008 to assist in identifying and evaluating potential nominees for the Board, and such search firm identified Stephen W. Sanger as a Board candidate. After a screening process and recommendation by the Committee, the Board elected Mr. Sanger as a new director effective February 1, 2009.

The Committee considers candidates for election as Director suggested by our shareholders, provided that the recommendations are made according to the procedures required under our By-laws and described in this Proxy Statement under the heading "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders." Shareholder nominees whose nominations comply with these procedures and who meet the criteria outlined above, in the Committee's Charter, and in our Corporate Governance Principles, will be evaluated by the Committee in the same manner as the Committee's nominees.

Pfizer Policies on Business Ethics and Conduct

All of our employees, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer ("Officers"), are required to abide by Pfizer's Policies on Business Conduct to ensure that our business is conducted in a consistently legal and ethical manner. These Policies form the foundation of a comprehensive process that includes compliance with all corporate policies and procedures, an open relationship among colleagues that contributes to good business conduct, and the high integrity level of our employees. Our Policies and procedures cover all areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business.

Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of Pfizer's Policies on Business Conduct. The Sarbanes-Oxley Act of 2002 requires audit committees to have procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. We have such procedures in place. In addition, the Pfizer policy regarding compliance with SEC Attorney Conduct Rules requires all Pfizer lawyers "appearing and practicing" before the SEC as defined by the Sarbanes-Oxley Act of 2002 to report to the appropriate persons at the Company evidence of any actual, potential or suspected material violation of state or federal law or breach of fiduciary duty by Pfizer or any of its officers, Directors, employees or agents.

Code of Conduct for Directors

The members of our Board of Directors also are required to comply with a Code of Business Conduct and Ethics (the "Code"). The Code is intended to focus the Board and the individual Directors on areas of ethical risk, help Directors recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and foster a culture of honesty and accountability. The Code covers all areas of professional conduct relating to service on the Pfizer Board, including conflicts of interest, unfair or unethical use of corporate opportunities, strict protection of confidential information, compliance with all applicable laws and regulations and oversight of ethics and compliance by employees of the Company.

The full texts of both Pfizer's Policies on Business Conduct and of the Code of Business Conduct and Ethics for our Directors are published on our website at http://www.pfizer.com/about/corporate_governance/board_policies.jsp. We will disclose any future amendments to, or waivers from, provisions of these ethical policies and standards for Officers and Directors on our website within two business days following the date of such amendment or waiver.

BOARD AND COMMITTEE MEMBERSHIP

Our business, property and affairs are managed under the direction of our Board of Directors. Members of our Board are kept informed of our business through discussions with our Chairman and Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and plants and by participating in meetings of the Board and its Committees.

All Board members are expected to attend our Annual Meeting of Shareholders, unless an emergency prevents them from doing so. At our 2008 Annual Meeting, all directors standing for re-election attended.

During 2008 the Board of Directors met thirteen times and had five Committees: the Audit Committee, the Corporate Governance Committee, the Compensation Committee, the Science and Technology Committee and an Executive Committee. Each of our incumbent Directors attended at least 88% of the regularly scheduled and special meetings of the Board and Board Committees on which they served in 2008.

The table below provides 2008 membership and meeting information for each of the Board Committees.

Name	Audit	Corporate Governance	Compensation	Science & Technology	Executive
Dr. Ausiello		X		X	
Dr. Brown		X		X*	
Mr. Burns	X				X
Mr. Burt			X		
Mr. Cornwell	X*				
Mr. Gray		X			
Ms. Horner		X*			X
Mr. Howell	X				
Mr. Kilts			X		
Mr. Kindler					X*
Mr. Lorch			X	X	
Dr. Mead			X*	X	
Ms. Nora Johnson	X			X	
Mr. Steere				X	
2008 Meetings	13	6	9	2	0

* Committee Chair

The Audit Committee

The Audit Committee is comprised of entirely independent directors and is governed by a Board-approved charter stating its responsibilities. The Audit Committee met 13 times in 2008. Under its Charter, the Audit Committee is responsible for reviewing with the independent registered public accounting firm, Internal Audit and management the adequacy and effectiveness of internal controls over financial reporting. The Committee reviews and consults with management, the internal auditors and the independent registered public accounting firm on matters related to the annual audit, the published financial statements, earnings releases and the accounting principles applied. The Audit Committee is also responsible for appointing, retaining and evaluating the Company's independent auditors. The Committee is directly responsible for the compensation, retention and oversight of the Company's independent auditors and evaluates the independent auditors' qualifications, performance and independence. The Committee reviews reports from management relating to the status of compliance with laws, regulations and internal procedures.

The Committee is also responsible for reviewing and discussing with management the Company's policies with respect to risk assessment and risk management.

The Audit Committee has established policies and procedures for the pre-approval of all services provided by the independent auditors. The Audit Committee has also established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company. Further detail about the role of the Audit Committee may be found in the section entitled "Audit Committee Report" later in this Proxy Statement.

A copy of the Audit Committee Charter is attached as Annex 2 to this Proxy Statement, and is also available on our website at http://www.pfizer.com/about/corporate_governance/audit_committee.jsp.

Audit Committee Financial Experts

The Board of Directors has determined that each of the members of the Audit Committee—Mr. Burns, Mr. Cornwell, Mr. Howell and Ms. Nora Johnson—is an "audit committee financial expert" for purposes of the SEC's rules.

The Board of Directors also has determined that each of the members of the Audit Committee is independent, as defined by the rules of the NYSE and by our Director Qualification Standards.

The Corporate Governance Committee

The Corporate Governance Committee is comprised entirely of independent directors and is governed by a Board-approved charter stating its responsibilities. The Corporate Governance Committee met six times in 2008. Under the terms of its Charter, the Corporate Governance Committee is responsible for matters of corporate governance and matters relating to the practices, policies and procedures of the Board. This includes developing criteria for Board membership and recommending and recruiting Director candidates. The Committee also considers possible conflicts of interest of Board members and senior executives, reviews related person transactions and monitors the functions of the various Committees of the Board.

The Committee advises on the structure of Board meetings and recommends matters for consideration by the Board. The Committee also advises on and recommends Director compensation, which is ultimately approved by the full Board. The Committee is directly responsible for overseeing the evaluation of the Board and its Committees, reviewing our Director Qualification Standards and establishing Director retirement policies. The Committee also assists management by reviewing the functions, job performance and outside activities of senior executives and reviewing succession plans for elected corporate officers.

A copy of the Corporate Governance Committee Charter is attached as Annex 3 to this Proxy Statement, and is also available on our website at http://www.pfizer.com/about/corporate_governance/corporate_governance_committee.jsp.

The Board of Directors has determined that each of the members of the Corporate Governance Committee is independent, as defined by the rules of the NYSE and by our Director Qualification Standards.

The Compensation Committee

The Compensation Committee is comprised entirely of independent directors and is governed by a Board-approved charter stating its responsibilities. The Compensation Committee met nine times in 2008. The Committee determines and executes the Company's compensation philosophy and oversees and administers the Company's executive compensation programs. Its responsibilities also include overseeing Pfizer's compensation and benefit plans and policies, administering its stock plans (including reviewing and approving equity grants) and reviewing and approving annually all compensation decisions for the Company's executive officers, including the Chairman and CEO and the other executive officers named in the Summary Compensation Table.

In addition to reviewing executive officers' compensation against the Company's peer groups, the Committee considers recommendations from the CEO regarding compensation for the executives reporting directly to him, and approves compensation for these executives. See the "Compensation Discussion and Analysis" later in this Proxy Statement for information concerning the Committee's role, processes and activities in overseeing executive compensation.

A copy of the Compensation Committee Charter is attached as Annex 4 to this Proxy Statement, and is also available on our website at http://www.pfizer.com/about/corporate_governance/corporate_governance.jsp.

The Board of Directors has determined that each of the members of the Compensation Committee is independent, as defined by the rules of the NYSE and by our Director Qualification Standards. In addition, each Committee member is a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, and is an "outside director" as defined in Section 162(m) of the Internal Revenue Code.

Compensation Committee Interlocks and Insider Participation

During fiscal 2008 and as of the date of this Proxy Statement, none of the members of the Compensation Committee was or is an officer or employee of the Company, and no executive officer of the Company served or serves on the compensation committee or board of any company that employed or employs any member of the Company's Compensation Committee or Board of Directors.

The Science and Technology Committee

Under the terms of its Board-approved Charter, the Science and Technology Committee is responsible for periodically examining management's direction and investment in the Company's pharmaceutical research and development as well as in its technology initiatives. This includes evaluation of the quality and direction of the Company's research and development programs, identification of emerging issues and evaluating the level of review by external experts. The Committee also reviews the Company's approaches to acquiring and maintaining technology, evaluating the technology that the Company is researching and developing and reviewing the Company's patent strategy.

The Science and Technology Committee met twice in 2008.

The Committee may meet privately with independent consultants and is free to speak directly and independently with any members of management in discharging its responsibilities.

A copy of the Science and Technology Committee Charter is attached in Annex 5 to this Proxy Statement, and is also available at our website at http://www.pfizer.com/about/corporategovernance.

The Executive Committee

The Executive Committee performs the duties and exercises the powers as may be delegated to it by the Board of Directors from time to time. The Executive Committee did not meet in 2008.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Our non-employee Directors receive cash compensation, as well as equity compensation in the form of Pfizer stock units. Each of these components is described below. The 2008 compensation of our non-employee Directors is shown in the Director Compensation Table on the following page. Employee Directors do not receive any compensation in connection with their service as Directors.

Non-Employee Director Compensation

For 2008, compensation for our non-employee Directors consisted of the following:

- an annual retainer of $75,000 (reduced on a pro rata basis if a Director attends less than 80% of Board and Committee meetings in a year); and
- an award of 5,500 Pfizer stock units under the Pfizer Inc. Non-funded Deferred Compensation and Unit Award Plan for Non-Employee Directors (the "Unit Award Plan") to each Director upon joining the Board and an award of 5,500 stock unit awards to each Director upon election at each Annual Meeting of Shareholders, provided the Director continues to serve as a Director following the meeting. Stock unit awards are generally not payable until the Director ceases to be a member of the Board; see "Deferred Compensation" below.

In accordance with the Unit Award Plan, on the day of the 2008 Annual Meeting of Shareholders, all of our non-employee Directors who continued as Directors were awarded 5,500 stock units with a value at the time of grant of $110,220 (calculated based on the closing stock price of Pfizer common stock of $20.04 per share on the grant date).

Chairs and Members of Board Committees and the Lead Independent Director received the following additional annual cash retainers for 2008:

- Audit Committee: Chair—$25,000; Member—$20,000
- Compensation Committee: Chair—$25,000; Member—$20,000
- Corporate Governance Committee: Chair—$20,000; Member—$15,000
- Science and Technology Committee: Chair—$30,000; Senior Member—$20,000; Member—$10,000
- Lead Independent Director: $30,000

Deferred Compensation

Non-employee Directors may defer all or a part of their annual cash retainers under the Unit Award Plan until they cease to be members of the Board. At a Director's election, the fees held in the Director's account may be credited either with interest at the rate of return of an intermediate treasury index, or with Pfizer stock units. The rate of return of the intermediate treasury index for 2008 was 11.35%. The numbers of Pfizer stock units are calculated by dividing the amount of the deferred fee by the closing price of our common stock on the last business day of each fiscal quarter. If fees are deferred as Pfizer stock units, the number of stock units in a Director's account is increased by stock units based on the value of any dividends on the common stock. When a Director ceases to be a member of the Board, the amount attributable to stock units held in his or her account is paid in cash or in Pfizer stock, at the Director's election. The amount of any cash payment is determined by multiplying the number of Pfizer stock units in the account by the closing price of our common stock on the last business day before the payment date.

In 2008, the Unit Award Plan and an inactive plan (under which non-employee Directors were granted restricted stock units until early 2006) were amended to comply with Section 409A of the Internal Revenue Code and related guidance, and also to give non-employee Directors a one-time opportunity to accelerate the payment of their deferred compensation accounts (together with any related earnings) with respect to amounts deferred in 2005 through 2008, and to permit such amounts (and any future distributions under these plans) to be paid in cash or in common stock, at the Director's election. Directors who elected to accelerate these payments will receive their payments in July 2009.

Legacy Warner-Lambert Equity Compensation Plans

Under the Warner-Lambert 1996 Stock Plan, as a result of our merger with Warner-Lambert, all stock options and restricted stock awards outstanding as of June 19, 2000, became immediately exercisable or vested.

Under this plan, the Directors of Warner-Lambert could elect to defer any or all of the compensation they received for their services. These deferred amounts could have been credited to a Warner-Lambert Common Stock Equivalent Account (the Equivalent Account). That Equivalent Account was credited, as of the day the fees would have been payable, with stock credits equal to the number of shares of Warner-Lambert common stock that could have been purchased with the dollar amount of such deferred fees. The former Warner-Lambert Directors—Messrs. Burt, Gray, Howell, and Lorch—who joined our Board after the merger, had deferred compensation and were entitled to Warner-Lambert stock credits in the Equivalent Account under this plan. Dividend equivalents received under this plan are reinvested. Upon the closing of the merger, these Warner-Lambert stock credits were converted into Pfizer stock equivalent units. These units will be payable in Pfizer common stock at various times in accordance with the Director's election. These units are described in footnote 2 to the table entitled "Securities Ownership."

Matching Gift Programs

Our non-employee Directors may participate in Pfizer's Matching Gifts Programs, which are available to all employees. Under these Programs, the Pfizer Foundation (Pfizer's philanthropic affiliate) will match contributions to eligible non-profit organizations, up to a maximum of $15,000 per year. In addition, the Pfizer Foundation will match contributions made to the United Way Campaign, up to a maximum of $15,000 per year.

2008 DIRECTOR COMPENSATION TABLE

The following table shows 2008 compensation for our non-employee Directors.

Name	Fees Earned or Paid in Cash ($)	2008 Stock Unit Awards ($)(1) (2)	All Other Compensation ($)(3)	Total ($)
Dr. Ausiello	110,000	110,220	250	220,470
Dr. Brown*	140,000	110,220	12,565	262,785
Mr. Burns	95,000	110,220		205,220
Mr. Burt	95,000	110,220	30,000	235,220
Mr. Cornwell*	100,000	110,220		210,220
Mr. Gray	90,000	110,220	856	201,076
Ms. Horner*	125,000	110,220	425	235,645
Mr. Howell+	95,000	110,220		205,220
Mr. Kilts	95,000	110,220	15,000	220,220
Mr. Lorch	105,000	110,220	6,250	221,470
Dr. Mead*	110,000	110,220	10,000	230,220
Ms. Nora Johnson	105,000	110,220	15,000	230,220
Mr. Steere	85,000	110,220	80,000	275,220

* Committee Chair
\+ Mr. Howell is a non-employee Director who is retiring effective as of the Annual Meeting.

(1) The reported value of the stock unit awards granted in 2008 was calculated by multiplying the closing market price of our common stock on the grant date by the number of units granted. Since these awards may be settled in cash or stock, for purposes of FAS 123R this initial valuation is re-estimated at the end of each reporting period until settlement. Consequently, the actual value recognized for financial reporting purposes under FAS 123R as reported on the Company's 2008 Income Statement for each 2008 stock unit award was $97,405 per award. In addition, the "dividend equivalent units" earned on the 2008 stock unit awards (as recognized for financial reporting purposes under FAS 123R as reported on the Company's 2008 Income Statement) amounted to $5,080 per award.

(2) At the end of 2008, the aggregate number of stock unit awards held by each current non-employee Director was as follows: Dr. Ausiello, 15,500; Dr. Brown, 72,484; Mr. Burns, 85,656; Mr. Burt, 69,032; Mr. Cornwell, 89,506; Mr. Gray, 99,093; Ms. Horner, 80,376; Mr. Howell, 84,161; Mr. Kilts, 17,351; Mr. Lorch, 71,868; Dr. Mead, 99,822 Ms. Nora Johnson, 10,500; Mr. Steere, 58,526.

(3) The amounts in this column represent: (a) charitable contributions made by the Pfizer Foundation under its matching gift programs (see "Matching Gift Programs" above) as follows: Dr. Ausiello, $250; Dr. Brown, $12,565; Mr. Burt, $30,000; Ms. Horner, $425; Mr. Kilts, $15,000; Mr. Lorch, $6,250; Dr. Mead, $10,000; Ms. Nora Johnson, $15,000; and Mr. Steere, $30,000; (b) for Mr. Gray, above-market interest on the deferred cash balance under a legacy Warner-Lambert equity compensation plan, paid at the prime rate plus 2%; and (c) for Mr. Steere, $50,000 relating to his consulting contract with the Company (see "Transactions with Related Persons)". Not shown in this column is market interest earned in 2008 on the Directors' deferred compensation balances, as follows: Dr. Brown $3,060; Mr. Gray, $2,259; and Mr. Howell, $54,498.

SECURITIES OWNERSHIP

The table below shows the number of shares of our common stock beneficially owned as of February 27, 2009 by each of our Directors and each Named Executive Officer listed in the Summary Compensation Table, as well as the number of shares beneficially owned by all of our Directors and Executive Officers as a group. Together these individuals beneficially own less than one percent (1%) of our common stock. The table also includes information about stock options, stock appreciation rights, stock unit awards, restricted stock, restricted stock units and deferred performance-related share awards credited to the accounts of our Directors and Executive Officers under various compensation and benefit plans.

	Number of Shares or Units		
Beneficial Owners	**Common Stock**	**Stock Units**	**Options Exercisable Within 60 days**
Dennis A. Ausiello	1,475[1]	15,500[2]	
Michael S. Brown	1,200	72,484[2]	
M. Anthony Burns	24,173	85,656[2]	
Robert N. Burt	12,200	69,032[2]	
W. Don Cornwell	2,000[1]	89,506[2]	
Frank A. D'Amelio	382,633[3]	394,890[4]	97,333
William H. Gray III	24	99,093[2]	
Constance J. Horner	30,591	80,376[2]	
Corey Goodman	83,327	192,561[4]	
William R. Howell+	6,350	84,161[2]	
James M. Kilts	2,220	17,351[2]	
Jeffrey B. Kindler	576,079[1][3]	1,069,321[4]	1,149,001
George A. Lorch	1,750	71,868[2]	
Martin Mackay	309,167	371,161[4][5]	685,717
Dana G. Mead	9,350	99,822[2]	
Suzanne Nora Johnson	10,000	10,500[2]	
Ian C. Read	451,106[3]	442,515[4]	961,117
Stephen W. Sanger*	1,085[1]	5,500[2]	
William C. Steere, Jr.	1,523,977[1][3]	109,551[2][4]	1,700,450
All Directors and Executive Officers as a group (25)	4,915,793	4,258,587	6,059,087

\+ Mr. Howell is a non-employee Director who is retiring effective as of the Annual Meeting.
* Mr. Sanger became a Director on February 1, 2009.

(1) These shares include the following number of shares held in the names of family members, as to which beneficial ownership is disclaimed: Dr. Ausiello, 1,475 shares; Mr. Cornwell, 400 shares; Mr. Kindler 1,300 shares; Mr. Sanger, 85 shares; and Mr. Steere, 14,808 shares.

(2) As of February 27, 2009, these units are held under our Director compensation plans (see "Compensation of Non-Employee Directors"). The value of a Director's account under these plans is measured by the closing price of our common stock. This number also includes the following units resulting from the conversion into Pfizer units of previously deferred Warner-Lambert director compensation under the Warner-Lambert Company 1996 Stock Plan: Mr. Burt, 20,441 units; Mr. Gray, 50,563 units; Mr. Howell, 35,571 units; and Mr. Lorch, 13,293 units. That Plan is described under the heading "Compensation of Non-Employee Directors—Legacy Warner-Lambert Equity Compensation Plans."

(3) As of February 27, 2009, this number includes shares credited under the Pfizer Savings Plan and/or deferred performance shares under the Company's performance-based share award programs. These plans are described in further detail later in this Proxy Statement.

(4) As of February 27, 2009, these units are held under Pfizer's Supplemental Savings Plan. The value of these units is measured by the price of our common stock. Mr. Steere holds units under Pfizer's Supplemental Savings Plan and stock units as described in footnote 2. This number also includes the following stock appreciation rights: Mr. D'Amelio, 392,620; Dr. Goodman, 190,975; Mr. Kindler, 1,037,083; Dr. Mackay, 355,754; and Mr. Read, 392,620.

(5) As of February 27, 2009 these units are held under the Pfizer Inc. Deferred Compensation Plan. The value of these units is measured by the price of our common stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE, RELATED PERSON TRANSACTIONS, INDEMNIFICATION AND LEGAL PROCEEDINGS

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our Directors and certain of our officers to file reports of holdings and transactions in Pfizer shares with the SEC and the NYSE. Based on our records and other information, we believe that in 2008 our Directors and our officers who are subject to Section 16 met all applicable filing requirements, with the exception of the following:

In February 2009, James M. Kilts, one of our Directors, learned that his portfolio manager had sold Pfizer shares on his and his wife's behalf in June 2008 without Mr. Kilts' knowledge or approval despite the fact that Mr. Kilts had instructed the portfolio manager not to trade in Pfizer securities without his prior approval. Specifically, the portfolio manager executed four sales totaling 13,380 Pfizer shares on Mr. Kilts' behalf and four sales totaling 525 Pfizer shares on his wife's behalf, in each case between June 3, 2008 and June 6, 2008. Since Mr. Kilts was not aware of the transactions at the time of their execution, he failed to report them on a timely basis on Form 4. Promptly upon being informed of the transactions, Mr. Kilts reported them on a Form 4.

REVIEW OF RELATED PERSON TRANSACTIONS

The Company has adopted a Related Person Transaction Approval Policy which is administered by the Corporate Governance Committee. This is a written policy that applies to any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. Under the Policy, Company management will determine whether a transaction requires review by the Committee. Transactions requiring review will be referred to the Committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the Committee will decide whether or not to approve such transaction and will approve only those transactions that are in the best interests of the Company. If the Company becomes aware of an existing transaction with a related person which has not been approved under this Policy, the matter will be referred to the Committee. The Committee will evaluate all options available, including ratification, revision or termination of such transaction.

TRANSACTIONS WITH RELATED PERSONS

In connection with his retirement in 2001, we entered into a consulting agreement with Mr. Steere, a member of our Board of Directors. The agreement provides that Mr. Steere will serve as Chairman Emeritus of the Company and, when and as requested by the Chief Executive Officer, will provide consulting services and advice to the Company and participate in various external activities and events for the benefit of the Company. The term of the agreement, which began on July 1, 2001 after Mr. Steere ceased his employment with the Company, was for five years, with automatic extensions for successive five-year terms, unless Mr. Steere or the Company terminates the agreement at the end of its then-current term. The contract was extended for a five-year term in 2006 and currently extends until 2011. Mr. Steere may provide up to 30 days per year to the Company, subject to his reasonable availability, for his consulting services or his participation as a Company representative in external activities and events. He must obtain the approval of the Board of Directors before providing any consulting services, advice or service of any kind to any other company or organization that competes with us. For his services and commitments, the Company pays Mr. Steere (i) an annual retainer of $50,000 for his consulting services (subject to his ability to continue to provide the contemplated services), and (ii) an additional fee of $5,000 for each day in excess of 30 days per year that he renders services as described above. We also reimburse him for reasonable expenses that he incurs in providing these services for us.

In addition, under the terms of the agreement, we provide him lifetime access to Company facilities and services comparable to those that were made available to him by the Company prior to his retirement. These include the use of an office and access to the secretarial services of an administrative assistant; access to financial planning services; and the use of a car and driver and of Company aircraft. Mr. Steere has chosen to personally pay for his financial planning services and voluntarily reimburses the Company for all personal use of Company-provided transportation.

We paid Mr. Steere $50,000 in 2008 under the terms of this consulting agreement.

INDEMNIFICATION

We indemnify our Directors and our elected officers to the fullest extent permitted by law so that they will be free from undue concern about personal liability in connection with their service to the Company. This is required under our By-laws, and we have also entered into agreements with those individuals contractually obligating us to provide this indemnification to them.

LEGAL PROCEEDINGS

Beginning in late 2004, actions relating to Pfizer's sale of certain arthritis medicines, including purported class and shareholder derivative actions, have been filed in various federal and state courts against Pfizer and certain current and former officers, Directors and employees of Pfizer. These actions include:
(i) purported class actions alleging that Pfizer and certain current and former officers of Pfizer violated federal securities laws by misrepresenting the safety of certain arthritis medicines;
(ii) purported shareholder derivative actions alleging that certain of Pfizer's current and former officers and Directors breached fiduciary duties by causing Pfizer to misrepresent the safety of those arthritis medicines; and (iii) purported class actions filed by persons who claim to be participants in the Pfizer Savings Plan alleging that Pfizer and certain current and former officers, Directors and employees of Pfizer violated certain provisions of the Employee

Retirement Income Security Act of 1974 (ERISA) by selecting and maintaining Pfizer stock as an investment alternative when it allegedly no longer was a suitable or prudent investment option. In June 2005, the federal securities, fiduciary duty and ERISA actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Pfizer Inc. Securities, Derivative and "ERISA" Litigation MDL-1688) in the U.S. District Court for the Southern District of New York.

Pursuant to the indemnification provisions contained in our By-laws, the Company is paying the expenses (including attorneys' fees) incurred by current and former officers and Directors in defending these actions and certain other actions. Each of these individuals in such actions has provided an undertaking to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified.

PROPOSALS REQUIRING YOUR VOTE

ITEM 1—ELECTION OF DIRECTORS

Fourteen members of our Board are standing for re-election, to hold office until the next Annual Meeting of Shareholders. A majority of votes cast is required for the election of directors.

A majority of the votes cast means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. In contested elections (an election in which the number of nominees for election as Director is greater than the number of Directors to be elected) the vote standard would be a plurality of votes cast.

In accordance with our Corporate Governance Principles, the Board will nominate for election or re-election as a Director only candidates who agree to tender, promptly following their failure to receive the required vote for election or re-election at the next meeting at which they would face election or re-election, an irrevocable resignation that will be effective upon acceptance by the Board. In addition, the Board will fill Director vacancies and new directorships only with candidates who agree to tender the same form of resignation promptly following their appointment to the Board.

If an incumbent Director fails to receive the required vote for re-election, then, within 90 days following certification of the shareholder vote, the Corporate Governance Committee will act to determine whether to accept the Director's resignation and will submit the recommendation for prompt consideration by the Board, and the Board will act on the Committee's recommendation.

Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the Director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission.

Any Director who tenders his or her resignation pursuant to this provision of our Corporate Governance Principles may not participate in the Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer. If each member of the Corporate Governance Committee fails to receive the required vote in favor of his or her election in the same election, then those independent Directors who did receive the required vote will appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them. However, if the only Directors who received the required vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

Each nominee elected as a Director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or retirement.

Under Pfizer's Corporate Governance Principles, a Director is generally required to retire when he or she reaches age 73 or at the first Annual Meeting of Shareholders following his or her 73rd birthday. However, the Principles provide that the Board, on the recommendation of the Corporate Governance Committee, may waive this requirement as to any Director if it deems a waiver to be in the best interests of the Company.

In accordance with the Principles, the Board, on the recommendation of the Corporate Governance Committee, has determined that Dr. Mead should stand for re-election as a Director even though he has reached age 73. The Committee and the Board believe that Dr. Mead's continued service as Chair of the Compensation Committee during the current period of transition (including the pending acquisition of Wyeth) is in the best interest of the Company and has therefore waived the retirement provision of the Principles as to him.

We expect each nominee for election as a Director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated and may be voted for substitute nominees, unless the Board chooses to reduce the number of Directors serving on the Board.

The principal occupation and certain other information about the nominees is set forth on the following pages.

The Proxy Committee appointed by the Board of Directors intends to vote the proxy (if you are a shareholder of record) for the election of each of these nominees, unless you indicate otherwise on the proxy card.

The Board of Directors unanimously recommends a vote FOR the election of these nominees as Directors.

NOMINEES FOR DIRECTORS

Name and Age as of the April 23, 2009 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Dennis A. Ausiello 63	The Jackson Professor of Clinical Medicine at Harvard Medical School and Chief of Medicine at Massachusetts General Hospital since 1996. President of the Association of American Physicians in 2006. Member of the Institute of Medicine and a Fellow of the American Academy of Arts and Sciences. Director of MicroCHIPS (drug delivery technology) and Advisor to the Chairman of the Board of TIAX (formerly Arthur D. Little). Our Director since December 2006. Member of our Science and Technology Committee and our Corporate Governance Committee.



Michael S. Brown 68	Distinguished Chair in Biomedical Sciences since 1989 and Regental Professor since 1985 at the University of Texas Southwestern Medical Center at Dallas. Co-recipient of the Nobel Prize in Physiology or Medicine in 1985 and the National Medal of Science in 1988. Member of the National Academy of Sciences, the Institute of Medicine and Foreign Member of the Royal Society (London). Director of Regeneron Pharmaceuticals, Inc. Our Director since 1996. Chair of our Science and Technology Committee and member of our Corporate Governance Committee.



M. Anthony Burns 66	Chairman Emeritus since 2002, Chairman of the Board from May 1985 to May 2002, Chief Executive Officer from January 1983 to November 2000, and President from December 1979 to June 1999 of Ryder System, Inc., a provider of transportation and logistics services. Director of The Black & Decker Corporation and J.C. Penney Company, Inc. Life Trustee of the University of Miami. Our Director since 1988. Member of our Audit Committee and our Executive Committee.



NOMINEES FOR DIRECTORS

Name and Age as of the April 23, 2009 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Robert N. Burt 71	Retired Chairman and Chief Executive Officer of FMC Corporation, a company that manufactures chemicals, and FMC Technologies Inc., a company that manufactures machinery. Mr. Burt was Chairman of the Board of FMC Corporation from 1991 to 2001, its Chief Executive Officer from 1991 to 2001 and a member of its Board of Directors from 1989 to April 2002. Chairman of the Board of FMC Technologies, Inc. and its Chief Executive Officer during 2001. Life Trustee of the Rehabilitation Institute of Chicago and Chicago Symphony Orchestra. Our Director since 2000. Member of our Compensation Committee.



W. Don Cornwell 61	Chairman of the Board and Chief Executive Officer since 1988 of Granite Broadcasting Corporation, a group broadcasting company. Granite Broadcasting Corporation filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code on December 11, 2006 and emerged from its restructuring on June 4, 2007. Director of Avon Products, Inc. Director of the Wallace Foundation. Trustee of Big Brothers/Sisters of New York. Our Director since 1997. Chair of our Audit Committee.



William H. Gray III 67	Chairman of the Amani Group, a business advisory and consulting firm, since August 2004. Pastor Emeritus of the Bright Hope Baptist Church in Philadelphia since June 2005. President and Chief Executive Officer of The College Fund/UNCF (Educational Assistance) from September 1991 to June 2004. Mr. Gray served as a Congressman from the Second District of Pennsylvania from 1979 to 1991, and at various times during his tenure, served as Budget Committee Chair and House Majority Whip. Director of Dell Inc., J. P. Morgan Chase & Co., Prudential Financial, Inc. and Visteon Corporation. Our Director since 2000. Member of our Corporate Governance Committee.



NOMINEES FOR DIRECTORS

Name and Age as of the April 23, 2009 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Constance J. Horner .... 67 	Guest Scholar from 1993 until 2005 at The Brookings Institution, an organization devoted to nonpartisan research, education and publication in economics, government, foreign policy and the social sciences. Commissioner of the U.S. Commission on Civil Rights from 1993 to 1998. Served at the White House as Assistant to President George H. W. Bush and as Director of Presidential Personnel from August 1991 to January 1993. Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991. Director of the U.S. Office of Personnel Management from 1985 to 1989. Director of Ingersoll-Rand Company Limited and Prudential Financial, Inc., Fellow, National Academy of Public Administration; Member of the Board of Trustees of the Prudential Foundation. Our Director since 1993 and Lead Director since February 2007. Chair of our Corporate Governance Committee and a member of our Executive Committee.
James M. Kilts .... 61 	Founding Partner, Centerview Partners Management, LLC, a private equity and financial advisory firm, since 2006. Vice Chairman, The Procter & Gamble Company, 2005-2006. Chairman and Chief Executive Officer, The Gillette Company, 2001-2005 and President, The Gillette Company, 2003-2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation, January 1998 until its acquisition by Philip Morris Companies, now Altria, in December 1999. Director of Metropolitan Life Insurance Company and Meadwestvaco Corporation. Trustee of Knox College and the University of Chicago, and a member of the Board of Overseers of Weill Cornell Medical College. Our Director since September 2007 and a member of our Compensation Committee.
Jeffrey B. Kindler .... 53 	Our Chairman since December 19, 2006. Our Chief Executive Officer since July 31, 2006. Vice Chairman and General Counsel from March 2005 to July 30, 2006. Executive Vice President and General Counsel from April 2004 to March 2005, and Senior Vice President and General Counsel from January 2002 to April 2004. Prior to joining Pfizer, Mr. Kindler served as Chairman of Boston Market Corporation from 2000 to 2001, and President of Partner Brands during 2001, both companies owned by McDonald's Corporation. He was Executive Vice President, Corporate Relations and General Counsel of McDonald's Corporation from 1997 to 2001, and from 1996 to 1997 served as that company's Senior Vice President and General Counsel. Member of the U.S.-Japan Business Council and the Boards of Trustees of Ronald McDonald House Charities and Tufts University. Our Director since July 2006. Mr. Kindler is Chair of our Board's Executive Committee and a member of the Pfizer Executive Leadership Team.

NOMINEES FOR DIRECTORS

Name and Age as of the April 23, 2009 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
George A. Lorch .... 67 	Chairman Emeritus of Armstrong Holdings, Inc., a global company that manufactures flooring and ceiling materials, since August 2000. Chairman and Chief Executive Officer of Armstrong Holdings, Inc. from May 2000 to August 2000. Chairman of Armstrong World Industries, Inc. from May 1994 to May 2000, its President and Chief Executive Officer from September 1993 to May 2000, and a Director from 1988 to November 2000. Director of Autoliv, Inc. and The Williams Companies, Inc. He is also a Director of HSBC Finance Co. and HSBC North America Holding Company, non-public, wholly owned subsidiaries of HSBC LLC. Our Director since 2000. Member of our Compensation Committee and our Science and Technology Committee.
Dana G. Mead .... 73 	Chairman of Massachusetts Institute of Technology Corporation since July 1, 2003. Chairman and Chief Executive Officer of Tenneco, Inc. from 1994 until his retirement in 1999. Chairman of two of the successor companies of the Tenneco conglomerate, Tenneco Automotive Inc. and Pactiv Corporation, global manufacturing companies with operations in automotive parts and packaging, from November 1999 to March 2000. Chairman of the Board of the Ron Brown Award for Corporate Leadership and a Lifetime Trustee of the Association of Graduates, U.S. Military Academy, West Point. Former Chairman of the Business Roundtable and the National Association of Manufacturers. Our Director since 1998. Chair of our Compensation Committee and a member of our Science and Technology Committee.
Suzanne Nora Johnson .... 51 	Retired Vice Chairman, Goldman Sachs Group, Inc., since January 2007. During her 21 year tenure with Goldman Sachs, Ms. Nora Johnson served in various leadership roles, including Head of the firm's Global Healthcare Business, Head of Global Research and Chair of the Global Markets Institute. Director of American International Group, Inc., Intuit and VISA. Board member of the American Red Cross, Brookings Institution, the Carnegie Institution for Science and the University of Southern California. Our Director since September 2007. Member of our Audit Committee and our Science and Technology Committee.

NOMINEES FOR DIRECTORS

Name and Age as of the April 23, 2009 Annual Meeting	Position, Principal Occupation, Business Experience and Directorships
Stephen W. Sanger 63	Chairman of General Mills, Inc., a packaged food producer and distributor, from 1995 until his retirement in 2008. Chief Executive Officer of General Mills from May 1995 to September 2007. Director of Target Corporation and Wells Fargo & Company. Our Director since February 2009.



William C. Steere, Jr. 72	Chairman Emeritus of Pfizer Inc. since 2001. Chairman of our Board from 1992 to 2001 and our Chief Executive Officer from 1991 to 2000. Director of MetLife, Inc. and Health Management Associates, Inc. Director of the New York University Medical Center and the New York Botanical Garden. Member of the Board of Overseers of Memorial Sloan-Kettering Cancer Center. Our Director since 1987 and a member of our Science and Technology Committee.



ITEM 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors, upon the recommendation of its Audit Committee, has ratified the selection of KPMG LLP to serve as our independent registered public accounting firm for 2009, subject to ratification by our shareholders.

Representatives of KPMG LLP will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

We are asking our shareholders to ratify the selection of KPMG LLP as our independent registered public accounting firm. Although ratification is not required by our By-laws or otherwise, the Board is submitting the selection of KPMG LLP to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered as a direction to the Board of Directors and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm, subject to ratification by the Board, at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Your Board of Directors unanimously recommends a vote FOR the ratification of KPMG LLP as our independent registered public accounting firm for 2009.

Audit and Non-Audit Fees

The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended December 31, 2008, and December 31, 2007, and fees billed for other services rendered by KPMG LLP during those periods.

	2008	2007
Audit fees:(1)	$22,264,000	$23,125,000
Audit-related fees:(2)	1,542,000	1,081,000
Tax fees:(3)	3,929,000	4,014,000
All other fees:(4)	0	0
Total	$27,735,000	$28,220,000

(1) Audit fees were principally for audit work performed on the consolidated financial statements and internal control over financial reporting, as well as statutory audits.

(2) Audit-related fees were principally for the audits of employee benefit plans.

(3) Tax services were for services related to tax compliance and reporting and analysis services related to the merging of various Pfizer entities.

(4) KPMG LLP did not provide any "other services" during the period.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with SEC and PCAOB requirements regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the Audit Committee for approval.

1. ***Audit*** services include audit work performed on the financial statements and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. ***Audit-Related*** services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. ***Tax*** services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting.

4. ***All Other*** services are those services not captured in the audit, audit-related or tax categories. The Company generally does not request such services from the independent registered public accounting firm.

Prior to engagement, the Audit Committee pre-approves independent public accounting firm services within each category and the fees for each category are budgeted. The Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Committee reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company.

The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

The Committee reviewed and discussed Company policies with respect to risk assessment and risk management.

The Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Committee meets with the internal auditor and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the Securities and Exchange Commission. The Committee has selected, and the Board of Directors has ratified, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm.

The Audit Committee:

Mr. Cornwell (Chair)

Mr. Burns

Mr. Howell

Ms. Nora Johnson

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

ITEM 3—APPROVAL OF THE PFIZER INC. 2004 STOCK PLAN, AS AMENDED AND RESTATED

On February 26, 2009, on the recommendation of the Compensation Committee (the "Committee"), the Board of Directors (the "Board") approved the Pfizer Inc. 2004 Stock Plan, as amended and restated (the "Restated Plan"), subject to shareholder approval at the Annual Meeting. As described below, the Restated Plan differs in a number of respects from the Pfizer Inc. 2004 Stock Plan, as originally adopted (the "Original Plan"). However, the primary purpose of the Restated Plan is to increase the number of shares of common stock available for grants by 425 million shares. Under the Original Plan, 475 million shares were available for grants. As of February 24, 2009, 157,325,006 shares remained available for grants under the Original Plan, which is the only Pfizer plan under which equity-based compensation may currently be awarded to executives and other employees. In the opinion of the Committee and the Board, an increase in the number of shares available for grants is necessary as a part of our continuing commitment to attract, retain and motivate employees and to align the interests of our employees with those of our shareholders.

FACTORS TO CONSIDER

Key Component of Compensation

Equity compensation is a key component of our total compensation package. As a worldwide pharmaceutical company, attracting, retaining and motivating specialized talent is critical to achieving our strategic and operating goals including to increase shareholder value. We believe that grants of equity allow us to remain competitive in the marketplace, enabling us to recruit, retain and motivate high-caliber talent dedicated to Pfizer's long-term growth and success.

Historical Grant Information

While the use of equity is an important part of our compensation program, we are mindful of our responsibility to our shareholders in granting equity awards.

Our options granted as a percentage of the Company's shares outstanding ("burn rate") for 2008 was 0.70%, for 2007 was 0.70% and for 2006 was 0.93%.

Our overhang, calculated by dividing the number of shares subject to outstanding awards plus shares available for grant (the numerator) by the number of common shares outstanding plus the number of shares in the numerator, was 9.26% at the end of 2008. If the Restated Plan is approved by shareholders, the maximum overhang would be 14.17%, as of February 24, 2009.

Key Provisions of the Restated Plan

The Restated Plan includes a number of provisions designed to serve shareholders' interests and facilitate effective corporate governance, including the following:

No Stock Option Repricing/Exchange

The Restated Plan does not permit the repricing of options or the exchange of underwater options for cash or other awards without shareholder approval.

No Discounted Awards

Awards having an exercise price will not be granted with an exercise price less than the fair market value on the date of grant.

No "Evergreen" Provision

The Restated Plan does not contain an "evergreen" or similar provision. The Restated Plan fixes the number of shares available for future grants and does not provide for any increase based on increases in the number of outstanding shares of common stock.

Minimum Restriction Period

Equity awards that are not subject to performance goals have a minimum restriction period of three years, except on certain terminations of employment.

Minimum Performance Period

Equity awards that are subject to performance goals have a minimum performance period of one year, except on certain terminations of employment.

Limit on Awards without Restriction

Equity awards that are not subject to restriction are limited to 5% of the total number of shares that may be issued or delivered under the Restated Plan.

Limit on Awards to Any One Individual

The number of stock options, stock appreciation rights ("SARs") or other performance-based awards that may be granted to any one individual during any 36-month period is limited to 8 million shares.

Limitation on Reuse of Shares

Shares that are delivered to, or withheld by, the Company under an award may not be reissued under the Restated Plan. Shares may be delivered or withheld in connection with the exercise of stock options, the settlement of SARs or the payment of required withholding taxes.

Deductibility of Awards

The Restated Plan includes provisions to meet the requirements for deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986 (the Code), including by qualifying payments under the Restated Plan as "performance-based compensation."

Plan Administration

The Restated Plan is administered by the Committee, which is composed entirely of "non-employee directors," as that term is defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors," as that term is defined in Section 162(m) of the Code.

Differences between the Restated Plan and the Original Plan

The following is a comparison of the material differences between the Restated Plan and the Original Plan:

Provision	Restated Plan	Original Plan
• Shares subject to Plan	• 425,000,000 additional shares[1]	• 475,000,000 shares[1]
• Termination date	• April 23, 2019	• April 22, 2014
• Shares deducted from the plan on grant	• 2:1 for restricted stock awards, performance shares and other stock unit awards	• 3:1 for restricted stock awards, performance shares and other stock unit awards
• Performance period for performance-based awards	• Minimum of one year	• Determined by the Committee
• Restriction period for time-based restricted stock and other stock unit awards	• Except on certain terminations of employment, not less than three years, subject to 5% non-restricted pool	• Not provided for
• Limit on grants of incentive stock options	• 425,000,000	• Not provided for
• Limit on grants of options, SARs and performance-based awards to any one individual	• 8,000,000 shares during any 36-month period	• 3,000,000 shares in any calendar year
• Repricings and similar actions	• Prohibits exchanging underwater options or SARS for options or SARs with a lower exercise price or for cash or other awards without shareholder approval	• Prohibits exchanging underwater options or SARs for options or SARs with a lower exercise price without shareholder approval
• Acceleration of Awards on a Change in Control	• Acceleration of vesting occurs upon certain terminations of employment within 24 months or at the time of a change in control if awards are not assumed, substituted or replaced by an acquiring company	• Acceleration of vesting occurs upon certain terminations of employment within 24 months; no provision for acceleration at time of a change in control if awards are not assumed, substituted or replaced by an acquiring company
• Performance Goals	• Goals may include or exclude specific extraordinary, non-recurring gains, losses or charges	• Not provided for
• Transferability of Awards	• Prohibits transfers to third parties for consideration	• Not expressly provided for

[1] If shareholders approve the Restated Plan, a total of 900,000,000 shares will have been authorized under the Restated Plan. As of February 24, 2009, only 157,325,006 shares were available for grants under the Original Plan, which is the only Pfizer plan under which equity-based compensation may currently be awarded to executives and other employees.

Grants under the Restated Plan

Awards under the Restated Plan are granted at the discretion of the Committee. While it is not possible to determine at this time the amount of any awards that may be made under the Restated Plan in the future, our annual long-term incentive program includes equity grants to members of our Executive Leadership Team (the "ELT") (currently 11 individuals, including the CEO), other senior executives and members of our senior management team (the "ELTI") (currently approximately 100 individuals, excluding the ELT) and other high-performing, high-potential employees ("All Others") (approximately 16,800 colleagues). The following table shows the number of shares subject to awards granted on February 28, 2008 to these groups, as well as the value of the Short-Term Incentive Shift award which will be settled in RSUs or a combination of RSUs and cash (see the Compensation Discussion and Analysis elsewhere in this Proxy Statement):

Group	Restricted Stock Units	Performance Shares	Stock Options	Stock Appreciation Rights	Short-Term Incentive Shift
ELT	327,041	327,041	—	1,323,268	$8M
ELTI	408,623	408,623	—	1,653,365	$9M
All others	9,774,151	—	48,800,443	—	—

See the "2008 Grants of Plan-Based Awards" table elsewhere in this Proxy Statement for long-term incentive grants to Named Executive Officers.

Our 2008 awards were granted under the Original Plan on February 28, 2008, and for the ELT and ELTI groups consisted of SARs tied to total shareholder return over a five-year performance period; performance share awards tied to Pfizer's total shareholder return relative to its pharmaceutical peer group of companies over a three-year performance period (see "Competitive Positioning" and the "Performance Share Awards Relative Performance/Payout Matrix" table in the Compensation Discussion and Analysis elsewhere in this Proxy Statement); a short-term incentive shift award (see the Compensation Discussion and Analysis elsewhere in this Proxy Statement) tied to targeted total revenues, adjusted diluted earnings per share, and cash flow from operations over a one-year performance period, payable in stock or a combination of stock and cash; and RSUs that vest in full after three years, contingent on continued employment. Awards for non-ELT and non-ELTI employees consisted of RSUs and stock options. We expect to continue to use these types of equity awards in the future. We may also use special equity grants to reward and recognize current employees and to attract new hires. However, as of the date of this Proxy Statement, there are no commitments to grant awards with respect to the proposed additional shares of common stock authorized under the Restated Plan.

If our shareholders do not approve the Restated Plan, we estimate that the remaining share reserve under the Original Plan will not be sufficient to permit us to make annual grants after 2009.

ADDITIONAL INFORMATION ABOUT THE RESTATED PLAN

The following is a brief description of the Restated Plan. The full text of the Restated Plan is attached as Annex 7 to this Proxy Statement, and the following description is qualified in its entirety by reference to that Annex.

It is the judgment of the Board that approval of the Restated Plan is in the best interests of the Company and our shareholders.

General

The Restated Plan provides for the granting of options, SARs, restricted stock awards, performance share awards, and other stock unit awards to eligible employees. As noted above, the Restated Plan does not permit the repricing of options or the granting of discounted options, and does not contain an "evergreen" or similar provision.

The Restated Plan includes provisions to meet the requirements for deductibility of executive compensation under Section 162(m) of the Code with respect to options and other awards, including qualifying payments under the Restated Plan as "performance-based compensation." With respect to any options or other awards granted under the Restated Plan that are subject to Section 409A of the Code, the Restated Plan includes provisions intended to make the timing and form of distribution applicable to such options or other awards compliant with Section 409A.

The Restated Plan provides the flexibility to grant equity-based awards to our non-employee Directors. However, no such awards have been granted to our non-employee Directors under the Original Plan, and we do not currently intend to grant any such awards in the future under the Restated Plan.

Administration and Duration

The selection of employee participants in the Restated Plan and the level of participation of each participant will be determined by the Committee, except that the non-employee Directors will make such determinations as to any grants to non-employee Directors. Each member of the Committee must be a "non-employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an "outside director" within the meaning of Section 162(m) of the Code. Currently the Committee is comprised of four independent directors who are not employees of the Company. As is currently the case with respect to the Original Plan, the Committee will have the authority to interpret the Restated Plan, to establish and revise rules and regulations relating to the Restated Plan, and to make any other determinations it believes necessary or advisable for the administration of the Restated Plan. The Committee may delegate any or all of its authority to administer the Restated Plan as it deems appropriate, except that no delegation may be made in the case of awards intended to be qualified under Section 162(m) of the Code.

The Restated Plan will terminate on April 23, 2019, unless terminated earlier by the Board or the Committee.

Limit on Awards under the Restated Plan

As of February 24, 2009, the maximum number of shares as to which stock options and stock awards may be granted under the Restated Plan is 425,000,000 shares, in addition to the 157,325,006 shares remaining available for future grants under the Original Plan. In addition to this maximum, the Restated Plan provides that awards other than stock options and SARs will be counted against the Restated Plan in a 2-to-1 ratio. For example, if we grant 100 stock unit awards, we would reduce the number of shares available under the Restated Plan by 200 shares. (Under the Original Plan, such awards were counted in a 3-to-1 ratio.) Further, during the term of the Restated Plan no individual may be granted stock options, SARs or other stock awards (if such stock awards are intended to be performance based under Section 162(m) of the Code) covering more than 8,000,000 shares during any period of 36 months (3,000,000 shares in any calendar year under the Original Plan). The same ratio for counting awards available under the Restated Plan also applies for counting awards to individuals against this limit. The shares to be delivered under the Restated Plan will be made available from authorized but unissued shares of Pfizer common stock, from treasury shares, or from shares purchased in the open market or otherwise. Shares initially issued under the Restated Plan that become subject to lapsed or cancelled awards or options will be available for further awards and options.

Eligibility

All employees of the Company and its affiliates, as well as the Company's non-employee Directors, will be eligible to participate in the Restated Plan. From time to time, the Committee, or as to non-employee Directors, the non-employee Directors, will determine who will be granted awards, and the number of shares subject to such grants.

Stock Options

Options granted under the Restated Plan may be either non-qualified stock options or incentive stock options qualifying under Section 422 of the Code. The option price may not be less than the fair market value of the stock on the date the option is granted. The option price is payable in cash or, if the grant provides, in common stock. Generally, no option may be exercised during the first year of its term or such longer period as may be specified in the option grant.

In the event of a change in control, the Restated Plan provides for unvested options to become exercisable upon certain terminations of employment within 24 months and allows the Committee to make unvested stock options immediately exercisable upon a change in control if an acquiring company does not assume or otherwise replace options or in its discretion.

Generally, all options terminate after a ten-year period from the date of the grant; however, an option may be exercisable for a period of up to ten years and six months, if necessary, to conform with or take advantage of certain governmental requirements, statutes or regulations.

The Committee determines the terms of each stock option grant at the time of the grant.

Shares from the Restated Plan underlying options that have terminated or lapsed, including options that have been surrendered unexercised, may be made subject to further options or awards at an exercise price of no less than the fair market value of the underlying stock at the time of the further grant, a term of no longer than 10 years (except as described above), and a vesting period of one or more years from the grant date (except as described above).

Stock Appreciation Rights

SARs may, but need not, relate to options. The Committee determines the terms of each SAR at the time of the grant. Any freestanding SAR may not be granted at less than the fair market value of the stock on the date the SAR is granted and cannot have a term longer than ten years. Distributions to the recipient may be made in common stock, in cash or in a combination of both as determined by the Committee.

Stock Awards

The Restated Plan provides for the granting of restricted stock, other stock unit awards and performance awards. It is expected that any executive performance award would have as a performance measure total shareholder return; however, an award also could include other measures such as: revenues, cost reductions, operating income, income before taxes, net income, adjusted net income, earnings per share, adjusted earnings per share, operating margins, working capital measures, return on assets, return on equity, return on invested capital, cash flow measures, market share, shareholder return, and/or economic value added of the Company or unit or division of the Company for or within which the participant is primarily employed.

Performance goals may be based on the achievement of specified levels of Company performance (or performance of an applicable unit or division of the Company) under one or more of the measures described above relative to the performance of other corporations or comparable businesses, and may provide for the inclusion or exclusion of specified extraordinary, nonrecurring gains, losses or charges. The performance goals will be set by the Committee within the time period prescribed by, and will otherwise comply with the requirements of, Section 162(m) of the Code.

Shares Subject to Award

Shares subject to awards that terminate, expire, or are forfeited, cancelled or settled in cash, may be used for the further grant of awards to the extent of such termination, forfeiture, cancellation or settlement. Any shares that again become available for future grants shall be added back as one (1) share for options or SARs, and as two (2) shares for awards other than options or SARs. Shares may not again be made available for issuance or delivery if they were (i) subject to a stock-settled SAR and were not issued upon the net settlement or net exercise of such SAR, (ii) delivered or withheld by the Company to pay the exercise price of an option, (iii) delivered to or withheld by the Company to pay the withholding taxes related to an award, or (iv) repurchased on the open market with the proceeds of an option exercise.

Transferability

Unless otherwise determined by the Committee, awards granted under the Restated Plan may not be transferred except by will or the laws of descent and distribution and, during his or her lifetime, any options or awards may be exercised only by the employee. The Restated Plan explicitly prohibits the transfer of awards to third parties for consideration.

Certain Adjustments

In the event of any change in the number or kind of outstanding shares of common stock of the Company by reason of a recapitalization, merger, consolidation, reorganization, separation, liquidation, stock split, stock dividend, extraordinary cash dividend, combination of shares or any other change in the corporate structure or shares of stock of the Company, an appropriate adjustment will be made consistent with applicable provisions of the Code and applicable Treasury Department rulings and regulations:

- in the number and kind of shares for which any options or awards may thereafter be granted, both in the aggregate and as to each optionee;
- in the number and kind of shares subject to outstanding options and awards;

- in the option price of outstanding options; and
- other adjustments as the Committee deems appropriate.

Amendment and Revocation

The Board may amend or revoke the Restated Plan, but may not, without prior approval of our shareholders:

- increase the maximum number of shares of common stock that may be issued under the Restated Plan or the number of shares of common stock that may be issued to any one participant;
- extend the term of the Restated Plan or of options granted under the Restated Plan;
- change the eligibility criteria;
- reduce the option price below the fair market value of the common stock provided for in the Restated Plan; or
- take any other action that requires shareholder approval to comply with any tax or regulatory requirement.

Plan Benefits

Future benefits under the Restated Plan are not currently determinable. However, current benefits granted to executive officers and all other employees would not have been increased if they had been made under the proposed Restated Plan.

The "2008 Summary Compensation" table and the "2008 Grants of Plan-Based Awards" table appearing elsewhere in this Proxy Statement show the awards that would have been made in 2008 if the Restated Plan were in effect at that time.

U.S. Tax Treatment of Options and Awards

Incentive Stock Options

An incentive stock option results in no taxable income to the optionee or a deduction to the Company at the time it is granted or exercised. However, the excess of the fair market value of the shares acquired over the option price is an item of adjustment in computing the alternative minimum taxable income of the optionee. If the optionee holds the stock received as a result of an exercise of an incentive stock option for at least two years from the date of the grant and one year from the date of exercise, then the gain realized on disposition of the stock is treated as a long-term capital gain. If the shares are disposed of prior to the end of this period, however, (i.e., a "disqualifying disposition"), then the optionee will include in income, as compensation for the year of the disposition, an amount equal to the excess, if any, of the fair market value of the shares upon exercise of the option over the option price (or, if less, the excess of the amount realized upon disposition over the option price). The excess, if any, of the sale price over the fair market value on the date of exercise will be a short-term capital gain. In such case, the Company will be entitled to a deduction, in the year of such a disposition, for the amount includible in the optionee's income as compensation. The optionee's basis in the shares acquired upon exercise of an incentive stock option is equal to the option price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Non-Qualified Stock Options

A non-qualified stock option results in no taxable income to the optionee or deduction to the Company at the time it is granted. An optionee exercising such an option will, at that time, realize taxable compensation in the amount of the difference between the then market value of the shares and the option price. Subject to the applicable provisions of the Code, a deduction for federal income tax purposes will be allowable to the Company in the year of exercise in an amount equal to the taxable compensation realized by the optionee.

The optionee's basis in such shares is equal to the sum of the option price plus the amount includible in his or her income as compensation upon exercise. Any gain (or loss) upon subsequent disposition of the shares will be a long-term or short-term gain (or loss), depending upon the holding period of the shares.

If a non-qualified option is exercised by tendering previously owned shares of the Company's common stock in payment of the option price, then, instead of the treatment described above, the following will apply: a number of new shares equal to the number of previously owned shares tendered will be considered to have been received in a tax-free exchange; the optionee's basis and holding period for such number of new shares will be equal to the basis and holding period of the previously owned shares exchanged. The optionee will have compensation income equal to the fair market value on the date of exercise of the number of new shares received in excess of such number of exchanged shares; the optionee's basis in such excess shares will be equal to the amount of such compensation income, and the holding period in such shares will begin on the date of exercise.

Stock Appreciation Rights

Generally, the recipient of a stand-alone SAR will not recognize taxable income at the time the stand-alone SAR is granted.

Upon the exercise of a SAR, if an employee receives the appreciation inherent in the SARs in cash, the cash will be taxed as ordinary income to the employee at the time it is received. If an employee receives the appreciation inherent in the SARs in stock, the spread between the then current market value and the grant price will be taxed as ordinary income to the employee at the time it is received.

In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of SARs. However, upon the exercise of a SAR, the Company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the exercise.

Stock Unit Awards/Performance Awards

No income will be recognized at the time of grant by the recipient of a stock unit award or performance award if such award is subject to a substantial risk of forfeiture. Generally, at the time the substantial risk of forfeiture terminates with respect to a stock award, the then fair market value of the stock will constitute ordinary income to the employee. Subject to the applicable provisions of the Code, a deduction for federal income tax purposes

will be allowable to the Company in an amount equal to the compensation realized by the employee.

Tax Treatment of Awards to Non-Employee Directors and to Employees Outside the United States

The grant and exercise of options and awards under the Restated Plan to non-employee Directors and to employees outside the United States may be taxed on a different basis.

On February 26, 2009, the closing price of our common stock traded on the New York Stock Exchange, as published in the Wall Street Journal, was $12.70 per share.

Your Board of Directors unanimously recommends a vote FOR the proposal to approve the Restated Plan.

SHAREHOLDER PROPOSALS

We expect the following proposals (Items 4 through 7 on the proxy card) to be presented by shareholders at the Annual Meeting. Some of the proposals contain assertions about Pfizer that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for broader policy reasons as set forth following each proposal. Names, addresses and share holdings of the various shareholder proponents and, where applicable, of co-filers, will be supplied upon request.

ITEM 4—SHAREHOLDER PROPOSAL REGARDING STOCK OPTIONS

RESOLVED: That the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to senior executive officers, nor that any current stock options are repriced or renewed (unless there was a contract to do so on some).

REASONS: Stock option awards have gotten out of hand in recent years, and some analysts MIGHT inflate earnings estimates, because earnings affect stock prices and stock options.

There are other ways to "reward" senior executive officers, including giving them actual STOCK instead of options.

Recent scandals involving CERTAIN financial institutions have pointed out how analysts can manipulate earnings estimates and stock prices.

Last year the owners of 308,772,122 shares, representing approximately 6.8% of shares voting, voted FOR this proposal.

If you AGREE, please vote YOUR proxy FOR this resolution.

YOUR COMPANY'S RESPONSE:

The Board of Directors believes that a prohibition against stock options would deprive the Company of flexibility by limiting the Compensation Committee's ability to modify compensation practices in response to changing conditions. The Committee should have the right to grant stock options as one component of a well-balanced, long-term incentive compensation program. When used appropriately, as the Board believes is the case at Pfizer, stock options can be an effective tool for aligning employee and shareholder interests and motivating and providing effective incentives to employees.

It should be noted that shareholders previously approved the 2004 Stock Plan, which permits stock options. For executive officers and other members of senior management, these typically do not vest for periods of up to five years after the grant date. Moreover, the 2004 Plan does not allow the Company to reprice, replace or regrant options without shareholder approval.

The Company currently uses a mix of restricted stock units, stock options and performance shares to provide equity-based compensation to deserving employees. Stock options encourage employees to act as owners of the business and focus on long-term performance—aligning their interests with shareholders. Stock options only benefit the recipient if the stock price increases, which also benefits shareholders. The Company must compete to attract, retain and motivate highly qualified employees, and the Board believes this proposal, if implemented, would impede its ability to achieve this goal.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

RESOLVED, that shareholders of Pfizer Inc. request the board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when it is insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chairman and CEO said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for performance compensation philosophy and pay package."

To date eight other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully held an Advisory Vote twice.

Influential proxy voting service RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

We believe insufficient mechanisms exist in the U.S. for providing input to Boards on executive compensation. In the United Kingdom, public companies allow shareholders to cast a non-binding vote on the "directors' remuneration report," which discloses executive compensation.

Pfizer was an instrumental leader in convening a Working Group composed of representatives of companies and investors to study the merits and implications of an Advisory Vote in the U.S., was a central participant and helped convene two Roundtables attended by over 125 people on the topic. Thus the Pfizer Board has the benefit of significant background research and insight on the Advisory Vote insuring that myths about the vote could be separated from fact.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

We urge our board to allow shareholders to express their opinion about senior executive compensation through an Advisory Vote.

Your Company's Response:

The Board has carefully considered this proposal and believes it is not necessary and contrary to the best interests of the Company and its shareholders. Pfizer has an unmatched record of responsiveness to shareholder concerns and is and has been in regular contact with its shareholder community about executive compensation and other important issues. This direct engagement is a better way of obtaining shareholder feedback than through a non-binding advisory vote, which would not provide the Board with particular and sufficient information to address specific shareholder concerns. In addition, shareholders may contact the Lead Independent Director and the Chairs of our key committees directly through the email addresses listed on our website: *www.pfizer.com*.

Pfizer knows and responds to shareholder concerns, as has been consistently shown through prompt, responsive action. For example, in recent years Pfizer has taken actions to allow the poison pill to expire; provide for the annual election of Directors (eliminating a staggered board structure); provide for a majority vote in uncontested Director elections; elect a Lead Independent Director; and, most recently, give shareholders a right to call special meetings. In 2007, Pfizer's Lead Independent Director and the chairs of key committees also held an unprecedented meeting with large shareholders to listen to their concerns and bring that information and the results of the interaction back to the Board. Pfizer also recently made a number of changes to its executive compensation program, which is clearly outlined in the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement. All of these actions are consistent with evolving governance practices and reflect the direct shareholder input that Pfizer seeks.

The Compensation Committee—which is comprised entirely of experienced, independent Directors—takes seriously its responsibility for evaluating performance and setting compensation for the Company's executive officers. Its compensation practices are refined throughout the year and are designed to provide a fair and competitive framework for executive officers that rewards them for performance based upon well-defined goals. The Board believes the Committee is best equipped to consider the complex factors that affect compensation, including the Company's short and long-term strategic goals, the market for executive talent, and evolving governance trends.

The Board has considered the issue of an advisory vote extensively. In fact, the Company has served over the last two years as a charter member of the Advisory Vote on Executive Compensation

Working Group. But given Pfizer's level of shareholder engagement and its progressive pay practices, an advisory vote is not appropriate for Pfizer at this time. In fact, such a vote would be a step backwards for Pfizer as an advisory vote on the Summary Compensation Table, as proposed here, would provide the Board and management with little if any meaningful shareholder input. An up-or-down referendum on executive pay would not identify the particular elements of compensation with which shareholders may be concerned. At best, some confusion would result from an advisory vote, which would not benefit the Company or its shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of William Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommended a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice—safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com an independent research firm rated our company:

  "D" in Corporate Governance.
  "High Concern" in CEO pay.
  "High" in Overall Governance Risk Assessment

- We did not have an Independent Chairman—Independent oversight concern.
- (We gave 42%-support to a shareholder proposal calling for an Independent Chairman at our 2008 annual meeting.)
- Our Lead Director, Constance Horner, had 15 years tenure (independence concern) and held the chairmanship of the Corporate Governance Committee.
- Our board directed the effort to exclude two established shareholder proposals from our 2008 ballots:

  Cumulative Voting
  Shareholder Right to Call a Special Meeting

- We had no shareholder right to:

  Cumulative voting.
  To act by written consent.
  To call a special meeting.

Additionally:

- Seven of our directors also served on boards rated "D" by the Corporate Library:

William Steere	MetLife (MET)
James Kilts	MetLife (MET)
Don Cornwell	Avon (AVP)
Michael Brown	Regeneron Pharmaceuticals (REGN)
Constance Horner	Ingersoll-Rand (IR)
William Gray	JPMorgan (JPM)
Suzanne Johnson	American International Group (AIG)

- Two directors had more than 20 years tenure each—Independence concern:

  William Steere
  Anthony Burns (Audit Committee)

- Steere is a former Pfizer executive—Independent concern.
- Three directors were designated "Accelerated Vesting" directors by The Corporate Library—due to involvement with a board that accelerated stock option vesting to avoid recognizing the corresponding expense:

  William Steere
  Constance Horner
  William Gray

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 6

Your Company's Response:

The Board opposes this proposal because cumulative voting is not in the best interests of the Company and its shareholders. Cumulative voting gives a small number of shareholders a voice in director elections that is disproportionate to their economic investment in the Company. The Board believes that each shareholder should be entitled to affect the outcome of elections in a manner proportionate to his or her ownership.

Consistent with most large corporations, Pfizer provides holders of common stock with one vote per share for each Board seat. This prohibits the "stacking" of votes behind certain directors and promotes the election of a Board in which each Director represents the interests of all shareholders. Cumulative voting undercuts this result and impairs effective Board functioning by allowing the election of one or more directors who represent the special interests of a small group of shareholders rather than all shareholders.

In addition, cumulative voting is unnecessary given Pfizer's strong governance provisions and practices and longstanding reputation for being highly responsive to shareholder concerns. For example, in 2007, the Board amended Pfizer's By-laws and Corporate Governance Principles to adopt a majority vote standard in the election of directors in uncontested elections. As a result, all

shareholders may now vote against directors of whom they disapprove, and a nominee in an uncontested election who does not receive a majority of votes cast must offer to tender his or her resignation to the Board. The Board believes these procedures are much more effective than cumulative voting for protecting shareholder interests.

Finally, it should be noted that only approximately 7% of S&P 500 companies currently provide for cumulative voting, and the majority of our shareholders rejected similar cumulative voting proposals in 2006 and 2007.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 7—SHAREHOLDER PROPOSAL REGARDING SPECIAL SHAREHOLDER MEETINGS

Special Shareholder Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer.

Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring—when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

This proposal topic also won as high as 69%-support at the following companies based on 2008 yes and no votes:

Entergy (ETR) Emil Rossi (Sponsor)	55%
International Business Machines (IBM) Emil Rossi	56%
Merck & Co. (MRK) William Steiner	57%
Kimberly-Clark (KMB) Chris Rossi	61%
CSX Corp. (CSX) Children's Investment Fund	63%
Occidental Petroleum (OXY) Emil Rossi	66%
FirstEnergy Corp. (FE) Chris Rossi	67%
Marathon Oil (MRO) Nick Rossi	69%

Please encourage our board to respond positively to this proposal:

Special Shareholder Meetings-
Yes on 7

Your Company's Response:

The Board of Directors agrees that shareholders should have the ability to call special meetings of shareholders and, in October 2008, it amended Pfizer's By-laws to give the holders of 25% or more of the common stock the right to do so. Permitting the holders of 25% of the common stock to call special meetings provides an appropriate balance between ensuring the Board's accountability to shareholders and enabling the Board and management to operate the Company in an effective manner. Shareholder meetings are significant and costly undertakings that impose administrative and other burdens and require significant management attention. Consequently, the Board believes that permitting a smaller number of shareholders to call special meetings is inadvisable. Further, permitting the holders of 10% of our common stock to call special meetings, as contemplated by the proposal, could allow a small group of shareholders to exert undue influence, including by calling a special meeting on a matter in which the majority of shareholders have little or no interest.

The proposal indicates that special shareholder meetings may be especially important during a "major restructuring." However, under Delaware corporate law, New York Stock Exchange requirements and the Company's existing organizational documents, many major restructuring transactions already require shareholder approval and would therefore require the Board to call a special meeting or to seek shareholder approval of those actions at an annual meeting. In addition, the Company believes that, in requesting that any "exception or exclusion condition" affecting the shareholders' ability to call a special meeting also be applied to "management and/or the board", the proposal would be contrary to Delaware law and would impinge on the Board's ability to exercise its fiduciary duties in the best interest of shareholders.

Finally, the Company believes that the proposal should be evaluated in the context of the Company's overall corporate governance, including the high level of accountability and accessibility of Directors to our shareholders. Accordingly, the Board does not believe this proposal is in the best interests of shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

CONTENTS

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis section of the Company's 2009 Proxy Statement. Based on its review and discussions, we recommend to the Board of Directors that the Compensation Discussion and Analysis be included in Pfizer's Proxy Statement for 2009.

Mr. Robert N. Burt
Mr. James M. Kilts
Mr. George A. Lorch
Dr. Dana G. Mead, Chair

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

This Compensation Discussion and Analysis describes Pfizer's executive compensation program for 2008 and certain elements of the 2009 program. We use this program to attract, motivate, and retain colleagues whom the Board of Directors (the "Board") has selected to lead our business.

This section of the Proxy Statement explains how the Compensation Committee (the "Committee") made its compensation decisions for our executives, including our Named Executive Officers for 2008. Those Named Executive Officers are our Chairman and Chief Executive Officer ("CEO"), Mr. Jeffrey B. Kindler; our Senior Vice President and Chief Financial Officer ("CFO"), Mr. Frank A. D'Amelio; and our three other most highly compensated executive officers, Mr. Ian C. Read, President, Worldwide Pharmaceutical Operations; Dr. Martin Mackay, President, Global Research and Development; and Dr. Corey S. Goodman, President, Biotherapeutics and Bioinnovation Center.

MARKET AND BUSINESS CONDITIONS

We and our industry continue to face challenges due to the profoundly changed business environment in which we operate. Pfizer maintains a strong financial position and is continuing to take steps to fundamentally transform its business so that we maintain our financial strength and sustain future performance. In furtherance of our company-wide transformational efforts, which commenced in 2007, during 2008 we created global business units within our Pharmaceutical business focused on Primary Care, Specialty Care, Established Products, Oncology and Emerging Markets. This structure is designed to provide each global business unit the authority and accountability to make decisions as part of the Pharmaceutical business – quickly and with agility – in the best interest of its stakeholders, including customers and patients. We believe this business model will contribute to improved performance and increased shareholder value. To reinforce these goals, we have designed our compensation programs to link pay to performance.

EXECUTIVE SUMMARY OF COMPENSATION ACTIONS

This section is intended to highlight the key compensation decisions made by the Committee. Consistent with Pfizer's compensation philosophy set forth below, the actions approved by the Committee for 2008 reflect the Company's strong operating performance that exceeded the goals set by the Committee for revenue, adjusted diluted earnings per share ("EPS"), and cash flow from operations. Despite this excellent operating performance, the Committee also took into account the decline in Pfizer's stock price during 2008. Pfizer's stock did perform, however, better than the overall U.S. stock market on a relative basis.

The Committee, based on the recommendation of Mr. Kindler, determined that given macroeconomic conditions, the performance of Pfizer's stock price and other factors, it would (a) freeze salaries for executive officers (other than in the case of promotions); (b) reduce 2008 bonuses for the executive officer group as compared to bonuses paid for 2007 to the comparable group of executive officers (the percentage of target bonus paid to executive officers is lower, on average, than the percentage of target bonus paid to the bonus eligible population); and (c) reduce the 2009 long-term incentive target grant amounts by 10%.

In support of our philosophy to align the interests of the executive officers with those of our shareholders, executive officers are required to hold a significant number of shares pursuant to Pfizer's stock ownership guidelines, which range from four-to-five times their base salary to be achieved over a five-year period.

The Committee made two significant changes to the Pfizer compensation program which became effective early in 2009. The Committee decided to eliminate the change-in-control severance agreements with our executive officers. Each of the executive officers voluntarily terminated his or her change-in-control severance agreement that would otherwise have expired on September 30, 2010 which allowed us to implement this action early in 2009. The Committee also instituted an executive severance plan that reflects competitive market norms, replacing the past practice of individual agreements.

For 2008, Mr. Kindler's compensation (total direct compensation and perquisites) declined 5% as compared to 2007 (see "Performance Year Total Direct Compensation Comparison" table elsewhere in this Proxy Statement). His annual salary of $1.6 million was effective April 1, 2008 and has been frozen at that level. His cash incentive bonus was $3.0 million in 2008, down from $3.1 million in 2007, and the grant value of his latest long-term equity award was $8.3 million, down from $9 million in the prior year.

Detailed discussion of the above described actions is contained in the remainder of this Compensation Discussion and Analysis.

PHILOSOPHY AND GOALS OF OUR EXECUTIVE COMPENSATION PROGRAM

Pfizer's compensation philosophy, which is set by the Committee and approved by the Board, is designed to align executive officers' compensation with Pfizer's short-term and long-term performance. A significant portion of each Named Executive Officer's total compensation opportunity is directly related to Pfizer's stock price

performance as well as to other performance factors that measure our progress against the goals of our strategic plan. Our executive compensation program is structured to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to Pfizer's long-term success.

The specifics of the program and how the Committee reached its compensation decisions are discussed in detail in the remainder of this Compensation Discussion and Analysis.

MODIFICATIONS TO OUR EXECUTIVE COMPENSATION PROGRAM

The Committee continues to focus its efforts to refine the executive compensation structure and process consistent with evolving good governance practices and reflecting shareholder input.

In late 2007, several members of the Board, including the Chairs of the Corporate Governance, Compensation and Audit Committees, met with investors to discuss governance issues and our executive compensation practices and how they align with Pfizer's overall strategies. Management continued this process in 2008 and 2009, meeting with investors and shareholder groups to gain their insights about how to enhance the reporting and disclosure of our plans and programs in this Proxy Statement.

The following summarizes the major changes to our executive compensation program, including changes made in response to our investors' suggestions.

We restructured our executive compensation program in 2007 to better support the ongoing transformation of Pfizer's business. This restructured program, which became effective in 2008, as more fully described in the chart on the following page, has three key principles:

1. Positioning total direct compensation (the sum of salary, annual incentive awards, and long-term equity awards), as well as each individual compensation component, at approximately the median of our peer companies, with emphasis on pharmaceutical companies with large market capitalization.
2. Placing greater emphasis on aligning annual incentive awards with the achievement of Pfizer's short-term operating financial objectives, where incremental progress is critical during the transformation period.
3. Rewarding both absolute and relative performance in total shareholder return through long-term equity incentive awards.

Our restructured program, designed to ensure that total direct compensation is competitive and tied to performance, has resulted in three significant changes to our executive compensation program.

- First, both individual compensation elements and total direct compensation are structured to be more closely aligned with the median compensation of similarly-sized pharmaceutical companies. Our salary midpoints continue to approximate the competitive median, and our target annual incentive award opportunities are also more consistent with the competitive median.
- Second, the annual incentive program (the "Global Performance Plan" or "GPP") was modified to utilize a pool that is funded based on Pfizer's performance on three financial metrics: revenues, adjusted diluted EPS, and cash flow from operations. The pool funding percentage ranges from 0% (performance must exceed a threshold level of performance or the pool is not funded) to 200% of target award levels. Earned individual payouts also range from 0% to 200% of target and reflect allocations from the available earned pool reflecting corporate, business unit, and individual performance, as discussed later in further detail.
- Finally, in support of our transformation efforts, we modified our Executive Long-Term Incentive Plan by shifting 25% of the target value of our long-term equity awards to a new short-term incentive award, the "STI Shift Award." This approach was adopted to promote the achievement of Pfizer's annual financial, operating and strategic objectives during the next few years as we transform our business model. The Committee believes that the achievement of our annual objectives further aligns our executives' interests with shareholders' interests. The Committee believes that this approach will be useful for a three-year period and intends to reevaluate this approach for the 2011 long-term awards. This target amount (denominated in dollars) was established early in 2008 and the actual award payout will be determined in early 2009 based on 2008 performance. The STI Shift Award has the following features:
  - The STI Shift Award value is determined in the same manner as the annual incentive.
  - Unlike current annual incentive awards, which are paid entirely in cash, the STI Shift Award will be paid 50% in cash and 50% in restricted stock units that are subject to a three-year, service-based vesting schedule; however the Named Executive Officers may elect to receive 100% of this award in Restricted Stock Units (RSUs).
  - This STI Shift Award is treated for all purposes as a part of the long-term award and it does not contribute to pensionable earnings.

The Committee believes that this redesign will further promote the achievement of Pfizer's annual financial objectives during this transformation period while strengthening the link between individual performance and shareholder value.

2008 COMPENSATION COMMITTEE ACTIONS

ACTION	PRIOR PRACTICE	REASON FOR ACTION
• After a comprehensive evaluation, including feedback from investors and shareholders, implemented a redesigned short-term annual incentive program so that it now includes: • An annual incentive pool funded based on Pfizer's financial performance • Annual incentives determined by the Committee based on target award levels expressed as a percentage of salary midpoint, adjusted for performance • Individual annual incentives determined by objective performance measures for the Company, division and business unit and performance against individual goals	• Annual incentive target award levels were set based on market data, expressed as a percentage of salary, adjusted based on a subjective evaluation of the executive's performance against pre-set goals and other factors	• To ensure that our executive compensation program is aligned with our pay-for-performance philosophy as well as our shareholders' interests and is also an effective tool to attract, motivate, and retain executive management • To more closely align annual incentives with the achievement of Pfizer's financial and strategic goals
• Implemented the redesigned annual long-term incentive program for executives as follows: 25% of the grant value denominated as Restricted Stock Units (RSUs), 25% as Performance Share Awards (PSAs), 25% as Stock Appreciation Rights (SARs), and 25% as STI Shift Awards paid 50% in cash and 50% in RSUs	• Long-term awards were more heavily weighted toward stock options (50% of target award)	• To promote the achievement of Pfizer's annual objectives during our transformation period while maintaining close alignment with our shareholders' return on their investment
• More active involvement in the development of compensation arrangements for new members of our Executive Leadership Team (the "ELT") – those executives reporting directly to the CEO	• Committee reviewed and approved all compensation arrangements for the ELT	• To ensure that reasonable compensation arrangements are competitive and facilitate Pfizer's ability to recruit top talent
• Commenced a comprehensive review of executive severance practices and programs with a view toward eliminating existing change-in-control agreements and adopting an executive severance plan based on our broad-based severance program for U.S.-based employees	• Entered into change-in-control agreements with all executive officers	• To reduce severance levels upon a termination of employment on a change in control; eliminate potential gross-up on certain severance payments; and offer a consistent and competitive severance program

The Committee's actions in 2008 reflect its ongoing efforts to enhance our executive compensation program. Similar actions in recent years include the following:

RECENT COMPENSATION COMMITTEE ACTIONS

ACTION	PRIOR PRACTICE	REASON FOR ACTION
• Established policies to recapture compensation from executives if certain acts occurred	• Recapture agreements were limited to gains attributable to long-term incentive compensation recognized during the prior 12 months	• Alignment with best practices and good corporate governance procedures
• Instituted a detailed annual review of all elements of compensation for the ELT using tally sheets	• Less formalized practice to review compensation paid to the ELT	• Useful in evaluating total compensation opportunities relative to market practice and performance and consistent with best practice
• Aligned compensation structure with 50th percentile target pay	• Compensation structure was aligned with 75th percentile target pay	• To better align compensation with market-based pay

ELEMENTS OF TOTAL COMPENSATION

The elements of total compensation for our executives are as follows:

Rewarding Short-Term Performance

- Salary—The fixed amount of compensation for performing day-to-day responsibilities.
- Global Performance Plan ("GPP")—The annual incentive program (which replaced the Annual Incentive Plan ("AIP")) provides competitively based short-term incentive opportunities for our executives to earn annual incentive awards for achieving Pfizer's short-term financial goals and other strategic objectives measured over the current year.

Rewarding Long-Term Performance

- Long-Term Incentive Awards—These awards are designed to build executive ownership, retain executives, and align compensation with the achievement of Pfizer's long-term financial goals, creating shareholder value and achieving strategic objectives as measured over multi-year periods.

Other Elements of Total Compensation

- Retirement Benefits—Amounts accrued for Pfizer pensions and other retirement savings.
- Other Compensation—Matching contributions to the Pfizer Savings Plans, perquisites and health and welfare benefits.

GENERAL OVERVIEW

Competitive Positioning—Creating An Executive Compensation Framework

In support of our compensation philosophy, we target the median compensation values of both a peer group of pharmaceutical companies and a general industry comparator group to determine an appropriate total value and mix of pay for our executives. For the general industry group, we use approximately 50% of current (and some former) Fortune 100 companies.

Our pharmaceutical peer group for 2008 consisted of the following companies, which were selected based on their size, market capitalization and complexity of their business, and availability of comparison data.

Pharmaceutical Peer Group

Abbott Laboratories	GlaxoSmithKline
Amgen	Johnson & Johnson
AstraZeneca	Merck
Bristol-Myers Squibb	Schering-Plough
Eli Lilly	Wyeth

The general industry comparator group was selected based on the same criteria as above, from other industry sectors determined by the Committee.

General Industry Comparator Group

Alcoa	General Motors
Allstate	Hewlett-Packard
Altria Group	Honeywell
American Express	Intel
AIG	International Paper
Bank of America	IBM
Boeing	J.P. Morgan Chase
Cardinal Health	Lockheed Martin
Caterpillar	Merrill Lynch
Chevron	MetLife
Cisco	Microsoft
Citigroup	Motorola
Coca-Cola	PepsiCo
Comcast	Procter & Gamble
ConocoPhillips	TimeWarner
Dell	United Parcel Service
Dow Chemical	United Technologies
DuPont	UnitedHealth Group
ExxonMobil	Verizon
FannieMae	Viacom
FedEx	Wachovia
Ford Motor	Walt Disney
General Electric	Wells Fargo

On an annual basis, the Committee reviews the peer groups and, in early 2008, determined not to make changes to our peer groups. It is expected that there will be changes to the peer groups in 2009 in light of recent economic events and industry consolidations.

The chart below compares Pfizer's revenue, net income and market capitalization to the median revenue, net income and market capitalization for our pharmaceutical peer group and general industry comparator group.

	Pfizer	Pharmaceutical Peer Group Median	General Industry Comparator Group Median
Revenue	$48.3 billion	$23.3 billion	$51.4 billion
Reported Net Income	$8.1 billion	$5.1 billion	$3.1 billion
Market Capitalization	$107.8 billion	$59.9 billion	$34.5 billion

Revenue and net income based on 2008 year-end data. Market Capitalization based on February 2009 data.

Competitive Positioning—Applying the Compensation Framework to Executive Positions

The Committee uses the median compensation data for similar positions in both the peer and comparator groups as a guide in setting compensation targets for each executive. Each compensation target is assigned a numbered salary grade that allows the Company to simplify the compensation administration process and maintain internal equity.

Salary grades are used to determine the preliminary salary recommendation, target annual incentive award opportunity, and target long-term equity incentive award value for each executive position. Each salary grade is expressed as a range with minimum, midpoint, and maximum salary levels. Minimum and maximum salary range levels for each grade are set 25% below and above the salary range midpoint, which is intended to approximate the bottom and top quartile for positions assigned to that grade.

This framework provides a guide for the Committee's determinations. The actual total compensation and/or amount of each compensation element for an individual executive may be more or less than this median figure, as explained below.

Setting Compensation Targets

In February of each year, the Committee reviews the total compensation of our ELT members, including salaries, target annual incentive award opportunities, target annual long-term incentive award values and perquisites and all other benefits including retirement, health and welfare benefits, and severance. The Committee then sets each ELT member's compensation target for the current year. Typically, this involves establishing annual and long-term incentive award opportunities. Regular salary adjustments become effective on April 1st. The Committee's decisions are reviewed and ratified by the independent directors of the Board.

In making these compensation decisions, the Committee uses several resources and tools, including competitive market information. In addition, the Committee reviews a "tally sheet" for each ELT member. The tally sheet assigns a dollar amount to each compensation element, including current cash compensation (salary and target annual incentive opportunity); accumulated deferred compensation; outstanding equity awards; retirement, health and welfare benefits; perquisites; and potential severance payments. The Committee believes that the tally sheet is useful in evaluating each ELT member's total compensation opportunities in relation to competitive market practice and performance.

Setting Performance Objectives

Decisions about individual compensation elements and total compensation are ultimately made by the Committee using its judgment, focusing primarily on the executive officer's performance against his or her individual financial and strategic objectives, as well as Pfizer's overall performance. The Committee also considers a variety of qualitative factors, including the business environment in which the results were achieved. Therefore, the components of our executive officers' compensation are determined based on multiple factors, including the competitive market, individual performance, internal equity and affordability.

CEO Performance Objectives

The performance objectives for Mr. Kindler are established by the Committee based on its judgment as to where they believe Mr. Kindler should focus his energies to achieve Pfizer's strategic plan. The Committee selects and weights Mr. Kindler's goals, taking into consideration Pfizer's current financial and strategic priorities. The Committee recognizes that increasing total shareholder return should be emphasized; however, performance against this objective may not be reflected in a single 12-month period. For 2008, 50% of Mr. Kindler's annual incentive award opportunity was based on the Committee's assessment of Pfizer's total financial performance as measured by Total Revenue, Adjusted Diluted EPS and Cash Flow from Operations. The targets and actual results are shown below.

Financial Objective	2007 Results	2008 Target	2008 Results
Total Revenue*	$48.1 Billion	$48.0 Billion	$48.6 Billion
Adjusted Diluted EPS**	$2.25	$2.35	$2.43
Cash Flow from Operations	$13.4 Billion	$17.0 Billion	$18.2 Billion

* Results for Revenue for annual incentive purposes are based on budgeted foreign exchange rates and exclude certain non-recurring items for their respective years. Therefore, the 2008 result differs from U.S. GAAP revenue of $48.3 billion shown on the previous page.

** Results for adjusted diluted EPS for annual incentive purposes are based on budgeted foreign exchange rates and exclude certain non-recurring items for their respective years.

(See Appendix (1) for reconciliations of 2008 and 2007 U.S. GAAP revenues and U.S. GAAP diluted EPS to revenues for annual incentive purposes and adjusted diluted EPS for annual incentive purposes. Adjusted diluted EPS is defined as U.S. GAAP diluted EPS excluding purchase-accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. The revenues for annual incentive purposes and adjusted diluted EPS for annual incentive purposes measures are not, and should not be viewed as, a substitute for U.S. GAAP revenues and U.S. GAAP diluted EPS.)

The Committee set the target levels for the financial and strategic objectives relating to the annual incentive award opportunity and concluded that the relationship between the payments generated at the various levels of achievement and the degree of difficulty of the targets was significant and reasonable given the business environment and related factors and does not encourage unnecessary or excessive risk taking.

The remaining 50% of his 2008 annual incentive award opportunity was based on the Committee's assessment of Mr. Kindler's achievement of objectives that support business strategy, continuous improvement, and talent management, as follows:

- Value-Based Portfolio Goal[1]—increasing the value of the Pfizer product portfolio (weighted 10%)
- People Management—increasing colleague engagement, increasing diversity and inclusion, and developing the talent pipeline (weighted 10%)
- Divisional Performance Objectives—meeting R&D product goals; improving capital allocation, capital structure, and establishing a long-term results team; improving the image and reputation of Pfizer (weighted 20%)
- Innovation and Continuous Improvement—"breakthrough and sustaining" objective to instill a culture of innovation and continuous improvement (weighted 10%)

(1) Value-Based Portfolio Goal (VBG) consists of the change in the value of Pfizer's Development Portfolio (spanning projects which had achieved first-in-human approval) in expected Net Present Value terms on a year-to-year basis.

The Committee selected these annual strategic goals based on its judgment that they represent areas where Mr. Kindler should focus to drive Pfizer's strategic plan and shareholder value. Mr. Kindler's goals were approved, and his progress was periodically reviewed, by the independent directors of the Board during the year.

Other Named Executive Officers' Performance Objectives

The Committee also reviews the financial, operating, and strategic objectives that Mr. Kindler set for each of the other Named Executive Officers for the current year, as measured below.

Type of Objective	Defined As	Measured by
Financial	Increasing sales, controlling costs and generating cash flow	Total revenue, adjusted diluted EPS, and cash flow from operations
Strategic	Increasing the value of the portfolio, people management, and innovation and continuous improvement	Portfolio value growth; culture change, diversity and inclusion metrics; innovation and continuous improvement
Operating	Business unit specific goals for Named Executive Officers other than the CEO	Business unit specific indicators

As indicated in the following table, for 2008, 70% of the annual incentive award opportunity of each other Named Executive Officer was based on the achievement of "Shared Goals", which include the financial objectives above, a value-based portfolio goal and people management. The remaining 30% of the annual incentive award opportunity was based on the achievement of individual goals related to their business unit performance, as determined by the Committee after consideration of Mr. Kindler's recommendations.

Weightings Assigned to Each Performance Objective for the Other Named Executive Officers

Financial Objectives	
Revenue	
Adjusted diluted EPS	
Cash Flow from Operations	
Total Financial Objectives	50%
Strategic Objectives	
Value-Based Portfolio Goal	10%
People Management including colleague engagement, diversity and inclusion and development of talent pipeline	10%
Total Shared Goals (Financial and Strategic Objectives)	70%
Divisional Performance	20%
Innovation and Continuous Improvement	10%
Total	100%

EVALUATING PERFORMANCE

CEO Performance

The Committee is responsible for evaluating Mr. Kindler's performance against his objectives and determines his compensation, with input from the independent directors of the Board. Early in 2009, the Committee reviewed Mr. Kindler's performance against his objectives, as well as other key factors, and determined his compensation, which was ratified by the independent directors of the Board.

The Committee believes that Mr. Kindler's leadership was a significant factor in the continued progress made by Pfizer in 2008 in

strengthening the foundation for future growth and long-term success. Despite the unprecedented challenges in the global macroeconomic environment, the Company exceeded the goal set by the Committee for revenue of $48.0 billion, notwithstanding the reduction of $2.6 billion in revenue due to the loss of exclusivity of key products such as Norvasc and Camptosar in certain countries and the cessation of selling Zyrtec due to the terms of our divestiture of our Consumer Health Care business. In addition, the Company also exceeded the goals set by the Committee for adjusted diluted EPS of $2.35 and cash flow from operations of $17.0 billion. Total expenses declined from the 2006 level by $2.8 billion as compared to the original goal of $2.0 billion.

During 2008, the Company also implemented a global business unit model to align its valuable resources with and drive decision-making closer to its customers and the markets in which it operates. In addition, the Company prioritized its research and development efforts to focus on the greatest opportunities for scientific, medical and commercial success, and the Company remains on track to meet the various research and development targets announced in March 2009. Mr. Kindler also further strengthened the Company's leadership team through strategic hiring and the redeployment of key senior leaders across the Company.

Under the direction of Mr. Kindler, Pfizer initiated negotiations to acquire Wyeth. The proposed acquisition, which was announced in January 2009, is expected to create one of the most diversified companies in the global healthcare industry, which the Company believes will well position it for improved, consistent and stable top-line and EPS growth, with sustainable shareholder value in the short and long term.

In view of the accomplishments noted above and the fact that he met all of his targeted goals and exceeded most of them, the Committee and the Board of Directors believe that Mr. Kindler has successfully steered the Company during a year of opportunity and challenge, particularly given various Company-specific factors and macroeconomic factors, and that Mr. Kindler was appropriately compensated for 2008 considering overall Pfizer performance, his personal contributions and peer-group competitiveness. As detailed in the following pages, Mr. Kindler's total direct compensation and perquisites for 2008 totaled $13.1M which is 5% lower than the amount paid to him for 2007. (See Performance Total Direct Compensation Comparison Table elsewhere in this Proxy Statement.)

Named Executive Officer Performance

The Committee and Mr. Kindler recognize the contributions the Named Executive Officers made to Pfizer's success and their accomplishments during 2008. The collective efforts of the executive officers, including the Named Executive Officers, resulted in the following accomplishments for 2008, including: the establishment of the global business model and attainment of the revenue goal; the outstanding fiscal management and success in exceeding the cost-reduction target; and the prioritization of our research and development efforts and the increased number of phase 3 compounds at year-end. Mr. Kindler presented his initial performance evaluation and compensation recommendations for each executive officer, including the proposed 2009 salary freeze, except for promotions, annual incentive awards and long-term incentive award values. The Committee supplemented Mr. Kindler's recommendations with its own evaluation (and that of the independent directors of the Board) of the individual's performance, as well as its view of the individual's potential within the organization, in finalizing its compensation actions. These factors were considered by the Committee in making their compensation decisions for the Named Executive Officers.

REWARDING PERFORMANCE

CASH COMPENSATION

2008 Salary

Salary increases for our Named Executive Officers in 2008 were determined by the Committee after considering:

- Salary data from the peer and comparator groups
- Each Named Executive Officer's position in his salary range
- Internal pay relationships among our ELT members based on their relative duties and responsibilities
- A number of other factors, including individual performance, experience, future advancement potential, impact on Pfizer's results, and retention

As part of the annual compensation process, the Committee increased annual salaries, effective April 1, 2008 as follows:

2008 Salary

Name	Prior Salary ($)	Salary Effective 4/1/08 ($)	% Increase
J. Kindler	1,500,000	1,600,000	6.7%
F. D'Amelio	1,026,000	1,060,000	3.3%
I. Read	1,026,000	1,060,000	3.3%
M. Mackay	900,000	950,000	5.6%
C. Goodman	725,000	740,000	2.1%

Effective January 1, 2009, salaries for our executive officers were frozen except in the case of promotion. See discussion in the section entitled "2009 Compensation Actions" elsewhere in the Proxy Statement.

2008 Performance Year Annual Incentive Award

Each Named Executive Officer's 2008 target annual incentive award opportunity was set as a percentage of salary midpoint based on salary grade. Target annual incentive levels were based on an evaluation of competitive market data and internal equity. The use of salary midpoints for annual incentive targets is a significant change from our prior approach where target annual incentives were expressed as a percentage of salary. This provides all executives in the same salary grade with the same target annual incentive opportunity.

For 2008, target annual incentive opportunities for the Named Executive Officers ranged from 70%–150% of salary midpoint.

The actual annual incentive awards paid to the other Named Executive Officers for 2008 were determined by the Committee based on its evaluation of each executive's performance measured against his objectives, with input from Mr. Kindler and the independent directors of the Board. Based on his evaluation of each executive's performance against goals established for the year, Mr. Kindler submitted proposed annual incentive award recommendations to the Committee. The Committee reviewed these recommendations and considered its own evaluation of each executive's performance, his/her relative contribution to the Company's overall performance and response to unplanned or unforeseen events to determine the amounts payable.

In determining Mr. Kindler's annual incentive award for 2008 performance, the Committee considered its evaluation of his performance, which included the Company's overall performance, the significant restructuring and cost reductions, the actions taken to expand the research pipeline of new products, his overall management of the Company and the handling of unexpected challenges. Under Mr. Kindler's leadership, the Company achieved its financial objectives (revenues, adjusted diluted EPS and cash flow from operations) for 2008. Additionally, Mr. Kindler reorganized the Company into global business units within our Pharmaceutical business, providing for greater focus on scientific, medical and commercial success while strengthening and promoting critical talent within the Company.

The 2008 annual incentive award opportunities and the actual annual incentive award payouts for each of the Named Executive Officers are presented in the following table:

2008 Annual Cash Incentive Awards

Name	Target Payout as a % of Midpoint[1]	Payout Range as a % of Midpoint	Target Award ($)	Maximum Award ($)	Actual Award ($)	Actual Award as a % of Midpoint
J. Kindler	150%	0-300%	2,390,250	4,780,500	3,000,000	188%
F. D'Amelio	90%	0-180%	861,840	1,723,680	1,250,000	131%
I. Read	90%	0-180%	861,840	1,723,680	1,250,000	131%
M. Mackay	90%	0-180%	861,840	1,723,680	1,030,000	108%
C. Goodman	70%	0-140%	491,610	983,220	560,000	80%

(1) Target annual incentive amounts are based on a percentage of salary midpoint.

For annual incentive awards to be deductible under Section 162(m) of the Internal Revenue Code ("Section 162(m)"), the total amount of any annual incentive that can be paid to an executive officer in any one year is limited to a maximum of 0.3% of Pfizer's "adjusted net income" (which for these purposes is defined as operating income from continuing operations, reduced by taxes and interest expense, and adjusted for any one-time gains or other non-recurring events). Since actual incentive amounts are based on Pfizer's performance and the Committee's assessment of each executive's level of achievement against his or her specified goals, an executive's annual incentive award may be more or less than target, subject to the overall adjusted net income limitation.

2008 Long-Term Equity Incentive Awards

In February 2008, executives received long-term equity incentive awards consisting of RSUs, PSAs, SARs and the portion of their long-term equity value shifted to STI Shift Awards.

Long-Term Instruments	Objective
RSUs with dividend equivalents*, payable in shares of common stock and only on vesting	To encourage ownership and retention while providing alignment with shareholders
PSAs with dividend equivalents*, payable on vesting in shares of common stock and only on the number of shares earned	To reward relative total shareholder return over a three-year performance period
SARs with dividend equivalents*, payable in shares of common stock and only on settlement	To link rewards to absolute total shareholder return over a five-year period
STI Shift Award	To promote the achievement of Pfizer's annual financial, operating and strategic objectives during our transformation period as we strengthen the link to shareholder value

* See description below for treatment of dividend equivalents.

RSUs represent a promise to deliver shares of Pfizer common stock upon the completion of a service-based vesting period. The vesting period is three years from the date of grant. The RSUs are not considered "performance-based compensation" for purposes of Section 162(m) and, therefore, the value of these awards made to our executives who are subject to Section 162(m) may not be deductible by Pfizer. To mitigate this result, upon vesting or upon termination of employment, the CEO and the three highest-paid Named Executive Officers (excluding the CFO) are required to defer receipt of their RSUs until they are no longer subject to Section 162(m) or the January 31 of the year following their termination date, whichever is earlier. Dividend equivalents on deferred RSUs are reinvested in additional stock units.

PSAs, which vest on the third anniversary of the grant date, provide the opportunity to earn shares of Pfizer common stock based on our total shareholder return measured over a three-year period, relative to the pharmaceutical peer group (see "Competitive Positioning" within this Proxy Statement). Upon completion of the performance period, dividend equivalents that would have been earned over the three-year period on the number of shares in the earned award are calculated and paid in additional shares of common stock, net of tax withholding.

Our SARs deliver value based on total shareholder return. The value delivered will be equal to the difference between the settlement price and the grant price, plus dividend equivalents accumulated during the five-year term. If the difference in stock price is negative, then the accumulated dividend equivalents are reduced by this amount to achieve the total shareholder return reward result. The grant price is the closing stock price ($22.55) on the date of the grant (February 28, 2008) and the settlement price is the 20-day average closing stock price ending on the fifth anniversary of the grant. The value will be delivered in shares of common stock, net of tax withholding. The SARs vest on the third anniversary of the grant date and settle on the fifth anniversary of the grant date.

To better reflect the grant terms, effective in 2009, we have changed the name of our SARs to TSRUs – Total Shareholder Return Units.

The STI Shift Award, which was introduced in 2008 and represents 25% of the long-term target incentive compensation value, promotes the achievement of Pfizer's annual financial objectives during this transformational period while strengthening the link to shareholder value. The actual award payout was determined in early 2009 based on 2008 performance using the same methodology that was used to compute the size of the pool under the annual incentive plan, adjusted for business unit and individual performance and limited by the total pool. The awards were distributed 50% in cash and 50% in RSUs with a three-year vesting schedule.

2008 Equity Award Target Values

The target value of each Named Executive Officer's long-term equity incentive award is set based on competitive market data and is initially targeted at the median value of the competitive market data. All executives in the same salary grade receive the same preliminary target award value. The Committee may exercise its judgment to adjust these preliminary target award values to recognize and reward individual performance, to recognize the executive's potential to assume greater responsibility and to ensure retention of the executive through Pfizer's transformational period. As a result, the actual target award values for each executive may be more or less than his or her preliminary target award value. Past equity awards have not significantly influenced individual award values, because the Committee determined that none of the executive officers had been materially advantaged or disadvantaged by its recent grant practices to an extent that required a current adjustment.

2008 Equity Award Allocations

The long-term incentives for Mr. Kindler and our other Named Executive Officers were equally split (i.e., 25% each), on a grant value basis, among RSUs, PSAs, SARs and the STI Shift Award. These awards were structured to emphasize the Committee's expectation that our executive officers would focus their efforts on improving Pfizer's stock price performance, both on an absolute basis (since the value realized from the SARs will mirror the total shareholder return of Pfizer's shareholders) and on a relative basis (through their PSAs, which are earned based on Pfizer's total shareholder return compared to peer companies in the pharmaceutical industry). RSUs are used for their potential retention value, and the STI Shift Award is intended to promote the achievement of the annual financial objectives in the short-term during the transformational period.

This allocation of value among the four vehicles was based, in part, on an analysis of the type and size of the equity awards granted to the executives of the companies in the comparator groups and, in part, the areas on which the Committee wanted our executives to focus their attention and energies in executing our long-term business strategy.

Once the target long-term equity incentive award values were set and the allocation among equity instruments was determined, the respective target values for the Named Executive Officers were converted into a number of units/SARs using the values of the awards as then estimated for financial accounting purposes.

2008 Performance Share Awards

The number of shares that may be earned under the PSA awards granted in February 2008 is based on a prescribed formula comparing Pfizer's total shareholder return, including reinvestment of dividend equivalents, over a three-year period, in relation to the pharmaceutical peer group. If total shareholder return is below the threshold level compared to this peer group, then no shares are earned. If the total shareholder return is above the peer threshold level, but negative in the absolute (i.e., the decrease in the value of the stock exceeded the dividend equivalents), then the number of shares awarded can in no event exceed the target amount. If total shareholder return exceeds the threshold level, compared to this peer group, varying numbers of shares (up to a maximum of 200% of target) are earned as follows:

Performance Share Awards Relative Performance/Payout Matrix

Pfizer Relative Performance	Maximum Payout as a % of Target
1 (highest)	200%
2	200%
3	175%
4	150%
5	125%
6	100%
7	75%
8	50%
9 (threshold)	25%
10	0%
11 (lowest)	0%

Note: *See pharmaceutical peer group in "Competitive Positioning".*

The Committee continues to believe that total shareholder return is the most appropriate measure of relative performance and therefore selected relative total shareholder return as the sole performance measure for the 2008 PSA cycle. In the Committee's view, our relative total shareholder return compared with the pharmaceutical peer group remained a strategic priority during this period. The specific performance levels were set at these points to ensure that realized value would be received by our executive officers at the competitive median for target performance, with substantially lesser awards for threshold performance and substantially greater awards for maximum performance.

Prior to the use of PSAs, for 2003, 2004, and 2005, we granted "Performance-Contingent Share Awards," or PCSAs, to our executive officers, including certain of the Named Executive Officers. Each executive officer's award was based on the individual's salary level, taking into consideration competitive data from the then-existing peer groups. These awards are determined using two criteria: total shareholder return and diluted EPS levels over a five-year period compared to the then-existing pharmaceutical peer group.

The number of shares that may be earned under a PCSA is based on a prescribed formula comparing Pfizer's total shareholder return (including reinvestment of dividend equivalents) and the change in diluted EPS over a five-year period to the then-existing pharmaceutical peer group. These two performance measures are weighted equally. If Pfizer's performance in both measured areas is below the threshold level in relation to the peer group, then no shares are earned. If Pfizer's performance exceeds the threshold level compared to the peer group for either one or both measures, varying numbers of shares (up to a maximum of 167% of target) are earned. PCSAs were replaced with PSAs in 2006.

Our 2006 and 2007 long-term equity grants to our executive officers included PSAs. These performance shares followed the same approach that we used for the 2008 PSAs as described under "2008 Performance Share Awards" above.

For award cycles beginning in 2004, the pharmaceutical peer group consisted of Abbott Laboratories, Baxter International, Bristol-Myers Squibb, Colgate-Palmolive, Eli Lilly, Johnson & Johnson, Merck, Schering-Plough, and Wyeth. For award cycles beginning in 2005 and thereafter, the pharmaceutical peer group is our current pharmaceutical peer group (see "Competitive Positioning").

The following table lists Pfizer's performance ranking, based on total shareholder return and diluted EPS (as reported), compared to the performance of our current and pre-2005 pharmaceutical peer groups, and the corresponding performance share payout.

Performance-Contingent Share Award Payout for the 2004–2008 Performance Award Cycle and Performance Share Award Payout for the 2006-2008 Performance Award Cycle

Name[1]	Award Type	Performance Period	Relative Total Shareholder Return: Ranking out of # of Peer Companies	Change in Diluted Earnings Per Share (As Reported): Ranking out of # of Peer Companies	Payout as a % of Target	Target Award at Grant (#)	Actual Award Shares (#)[3]	Target Award Value at Grant ($)[4]	Actual Award Value at $12.70 Per Share ($)
J. Kindler	PCSA	2004-2008	10 out of 10	1 out of 10	83.3%	75,480	[5]	2,804,082	—
	PSA	2006-2008	6 out of 11	[2]	100%	27,690	[5]	725,478	—
I. Read	PCSA	2004-2008	10 out of 10	1 out of 10	83.3%	42,600	35,500	1,582,590	450,850
	PSA	2006-2008	6 out of 11	[2]	100%	14,110	17,887	369,682	227,165
M. Mackay	PCSA	2004-2008	10 out of 10	1 out of 10	83.3%	31,500	26,250	1,170,225	333,375
	PSA	2006-2008	6 out of 11	[2]	100%	8,570	10,864	224,534	137,973

(1) Based on Mr. D' Amelio's and Dr. Goodman's hire dates, they do not have any outstanding awards currently vesting under this Program.

(2) For the 2006-2008 performance period, total relative shareholder return was the only performance measure applied to the PSA Program.

(3) The 2006-2008 PSA actual award shares include dividend equivalents over the three-year performance period.

(4) This column represents the target award value based on February 26, 2004 stock price of $37.15 and February 23, 2006 stock price of $26.20.

(5) Upon Mr. Kindler's promotion to CEO on July 31, 2006, the Committee added a second performance criterion, which is that these shares would be settled in RSUs at the end of the performance period and will only become payable if and when the Company's three-year total shareholder return exceeds the median for the pharmaceutical peer group. These RSUs will be forfeited if this second performance criterion is not met prior to Mr. Kindler's retirement or other termination of employment, other than for death or disability. Based on the 2004-2008 and 2006-2008 performance periods, the number of RSUs settled from the target award are 62,900 and 35,103 shares with values of $798,830 and $445,808, respectively, at $12.70 per share.

2009 COMPENSATION ACTIONS

2009 Salary

None of the executive officers received a salary increase in 2009 except for Mr. Read who received a salary increase of $106,000, effective April 1, 2009, due to a promotion related to his responsibilities of managing the newly created key customer-focused business units. In February 2009, the Committee approved 2009 target annual incentive levels for the Named Executive Officers as follows:

Name	January 1, 2009 Salary ($)	2009 Salary Midpoint ($)	2009 Target Annual Incentive (%)	2009 Target Annual Incentive[1] ($)
J. Kindler	1,600,000	1,625,400	150%	2,438,100
F. D'Amelio	1,060,000	976,800	90%	879,120
I. Read	1,060,000	1,156,000	100%	1,156,000
M. Mackay	950,000	976,800	90%	879,120
C. Goodman	740,000	716,300	70%	501,410

(1) 2009 target annual incentive amounts are percentages of salary midpoints. For 2009, the salary midpoints were increased by 2% increasing the bonus targets by 2%.

2009 Annual Incentive Criteria

For 2009, 50% of Mr. Kindler's annual incentive will be based on the financial performance of the Company as measured by the following metrics:

- Total revenues
- Adjusted diluted EPS
- Cash flow from operations

The remaining 50% of his annual incentive will be based on the Committee's assessment of selected strategic and objective goals.

The ELT members, including the other Named Executive Officers, will also be accountable for achieving these financial and strategic goals, with each officer having the same allocation as Mr. Kindler. In addition, annual incentives for the other Named Executive Officers will be based on the achievement of divisional and other selected goals.

2009 Long-Term Equity Incentive Awards

In February 2009, the Committee granted long-term equity incentive awards to the Named Executive Officers in consideration of their 2008 performance and their future performance. The 2009 target grant values were reduced by 10% from 2008 levels. The table below shows the PSAs, TSRUs (Total Shareholder Return Units—a name change from SARs to better reflect the terms of this equity vehicle), RSUs and STI Shift Awards made to the Named Executive Officers:

2009 Long-Term Equity Incentive Awards

Name	Performance Period (or Other Period Unit Maturation or Payment)	Estimated Future Payouts Under the Performance Share Program[1]			TSRU Grant[4] (#)	RSU Grant[5] (#)	STI Shift Award[6] ($)
		Threshold[2] (#)	Target[3] (#)	Maximum (#)			
J. Kindler[7]	1/1/09 - 12/31/11	36,031	144,122	288,244	637,438	144,122	1,912,500
F. D'Amelio	1/1/09 - 12/31/11	16,956	67,822	135,644	223,881	67,822	900,000
I. Read	1/1/09 - 12/31/11	16,956	67,822	135,644	223,881	67,822	900,000
M. Mackay	1/1/09 - 12/31/11	14,836	59,344	118,688	195,896	59,344	787,500
C. Goodman	1/1/09 - 12/31/11	7,065	28,259	56,518	93,284	28,259	375,000

(1) The actual number of shares that will be paid out at the end of the performance period, if any, cannot be determined because the shares earned by the Named Executive Officers will be based upon our future performance compared to the future performance of the peer group. Dividend equivalents on any actual shares earned will be paid in shares of common stock at the end of the performance period.

(2) If our performance is below the threshold level relative to our pharmaceutical peers, then no shares will be earned. To the extent the Company's performance exceeds the threshold performance level relative to the pharmaceutical peers, varying amounts of shares of common stock up to the maximum will be earned.

(3) The target amounts varied up or down based on individual performance for 2008.

(4) These TSRUs vest on the third anniversary of the grant date (February 26, 2012) and become payable on the fifth anniversary of the grant date (February 26, 2014). The value delivered will be equal to the change in stock price over the term plus dividend equivalents accumulated during that period, subject to the number of shares being positive. The ending value will be based on the 20-day average closing stock prices ending on the fifth anniversary of the grant date.

(5) These RSUs vest on the third anniversary of the grant date (February 26, 2012). Dividend equivalents are reinvested as additional RSUs during the restricted period.

(6) As part of the restructuring of the executive compensation program, 25% of the long-term award value has been allocated as an STI Shift Award (the actual award will be determined in 2010 based on 2009 performance). The payout will be 50% RSUs/50% cash or 100% RSUs, if an election is made.

(7) In addition to his target award of $7,650,000 which was allocated equally among the four long-term incentive vehicles (i.e. 25%), the Committee awarded Mr. Kindler an additional $650,000 in TSRUs.

Note: The PSA and RSU values were converted to units using the closing stock price on February 23, 2009 of $13.27. The TSRUs have a grant price of $12.70, the closing stock price on February 26, 2009 (the grant date). The TSRU values were converted to TSRUs using $4.02 as determined on February 23, 2009.

EQUITY AWARD GRANT PRACTICES

Each year, the Committee grants equity awards to eligible employees, including the Named Executive Officers, at its February meeting. Typically, this meeting is scheduled for the fourth Thursday in February and is scheduled months in advance. Equity grants to newly hired employees, including executive officers, are made on the last business day of the month of hire. Special equity grants to continuing employees are made on the last business day of the month in which the award is approved. Stock option and TSRU/SAR grants have an exercise price equal to the closing market price of Pfizer's common stock on their grant date. Our equity incentive plans strictly prohibit the re-pricing of stock option/TSRU/SAR grants without shareholder approval.

PERFORMANCE YEAR TOTAL DIRECT COMPENSATION COMPARISON

The table below shows how the Committee views the compensation of the Named Executive Officers for 2008 and 2007 in making decisions concerning their total direct compensation. As a significant portion of the Named Executive Officers' compensation consists of long-term stock-based compensation, and because the SEC rules require stock-based compensation to be reported based on the amounts expensed for financial statement purposes, this alternative table provides a guide to understanding the Committee's actions with respect to Named Executive Officers' compensation for 2008 and 2007 and the amounts reported in the Summary Compensation Table. It is not intended to replace the Summary Compensation Table.

Performance Year Total Direct Compensation Comparison

Name	Performance Year	Salary ($)	Annual Incentive Award[1] ($)	Long-Term Award Value at Grant[2] ($)	Perquisites[3] ($)	Total Direct Compensation and Perquisites[4] ($)
J. Kindler	2008	1,575,000	3,000,000	8,300,000	227,886	13,102,886
	2007	1,462,500	3,100,000	9,000,000	227,144	13,789,644
F. D'Amelio	2008	1,051,500	1,250,000	3,600,000	77,330	5,978,830
	2007	320,625	4,040,000	3,800,000	30,810	8,191,435
I. Read	2008	1,051,500	1,250,000	3,600,000	145,320	6,046,820
	2007	944,083	990,000	3,800,000	88,118	5,822,201
M. Mackay	2008	937,500	1,030,000	3,150,000	55,591	5,173,091
	2007	702,159	645,000	3,600,000	5,092	4,952,251
C. Goodman[5]	2008	736,250	560,000	1,500,000	—	2,796,250

(1) The amounts shown in this column represent annual cash incentive awards made to the Named Executive Officers for 2008 and 2007 (if applicable).

(2) The amounts shown in this column represent the grant value of long-term awards made to the Named Executive Officers for 2008 and 2007 (if applicable). The grant value was converted to RSUs and PSAs using the closing stock price on February 23, 2009 ($13.27) and February 25, 2008 ($22.78). The grant values for the TSRUs/SARs were converted using $4.02 and $5.63, respectively, using the Monte Carlo Simulation modeling tool on the same dates.

(3) The amounts shown in this column represent the incremental cost of perquisites. Further information regarding these costs is included in the "2008 Incremental Cost of Perquisites Provided to Named Executive Officers" table within this Proxy Statement.

(4) To reconcile to this amount to the Total Compensation column in the Summary Compensation Table, the Long-Term Award Value at Grant column from this table would be subtracted and the following columns on the same dates from the Summary Compensation Table would be added: Stock Awards, Option Awards, Change in Pension Value and Non-Qualified Deferred Compensation Earnings, and All Other Compensation (other than perquisites).

(5) Dr. Goodman joined Pfizer on October 4, 2007 and was not an NEO for 2007. Therefore, only 2008 information is provided.

POST-EMPLOYMENT COMPENSATION

Terminated Change-in-Control Agreements

The Company had previously entered into change-in-control agreements ("CIC Agreements") with our executive officers, including the Named Executive Officers (other than Mr. D'Amelio, discussed below), which provided for severance payments and benefits upon a termination of employment following a change in control of Pfizer. While the CIC Agreements were consistent with industry practices and those of the companies in the comparator groups, the Committee determined that the CIC agreements were no longer appropriate for Pfizer. Under the terms of these CIC Agreements, the Committee could have provided notice of non-renewal which would have caused the CIC Agreements to expire on September 30, 2010. However, the executive officers voluntarily terminated their CIC Agreements, effective February 16, 2009, which allowed the Company to eliminate these agreements early in 2009 and enabled their participation in the Executive Severance Plan described below. As noted below, Mr. D'Amelio will become a participant in the Executive Severance Plan upon the expiration of his severance agreement. Severance payments and benefits under the CIC Agreements, as well as under the Executive Severance Plan, are described in the section headed "Estimated Benefits Upon Termination" elsewhere in this Proxy Statement.

Executive Severance Plan

Effective February 16, 2009, the Committee approved, and the Company implemented, a new Executive Severance Plan for our executive officers, including the Named Executive Officers. The Executive Severance Plan provides for severance benefits in the event of involuntary termination of employment without cause. Benefits under the Executive Severance Plan consist of cash severance equal to the greater of one times base salary plus target annual incentive or the amount calculated using the broad-based severance formula for U.S.-based employees. In addition, eligible executives would receive a pro-rata target annual incentive for the year of termination as well as certain health and welfare benefits. Mr. D'Amelio will not be eligible to participate in the Executive Severance Plan until he is no longer eligible for severance benefits under the terms of his severance agreement described below.

CFO Severance Agreement

As part of his hiring offer in 2007, we entered into a severance agreement with Mr. D'Amelio, providing that, if at any time before September 10, 2009, his employment is terminated without cause or for good reason, he will be entitled to receive a lump sum payment equal to the sum of:

- his earned but unpaid salary through the termination date, and
- a prorated portion of either his target or earned annual incentive award, whichever is greater, for the year in which the termination occurs.

In addition, he will be entitled to receive a lump sum amount equal to two full years' salary, plus two times either his target or earned annual incentive award, whichever is greater, for the year of termination. Further, for the two-year period following termination of employment (or, if earlier, until he becomes eligible to receive group health coverage from another employer), he will continue to receive group health benefits from Pfizer at our expense.

The payments and benefits provided under the severance agreement will be reduced by any payments and benefits payable to Mr. D'Amelio as a result of termination of his employment following a change in control of Pfizer that occurs during the term of the severance agreement. Under the terms of the severance agreement, he is subject to certain confidentiality and non-disparagement provisions and, during his employment and for a subsequent period of 12 months, certain non-compete and non-solicitation provisions.

The Committee decided, in its judgment, that this agreement was needed to recruit Mr. D'Amelio to join Pfizer and to mitigate the risks associated with leaving his former employer and assuming the challenges of his new position. Mindful of the potential total value of this agreement in the event of a termination of employment during his first three years with Pfizer, the Committee limited the amount of severance to his salary and target or earned annual incentive award for this period, did not provide accelerated vesting of unearned equity awards, and provided for a reduced payment in the event that his change in control severance clause was triggered during the period of the agreement. As a result, the Committee determined that the potential payments under this agreement were not excessive in relation to his employment service.

EMPLOYMENT AND RETIREMENT BENEFITS

DEFERRED COMPENSATION

We permit our executive officers to defer receipt of their earned annual incentives and any shares earned under PSAs. Annual incentives may be deferred into either a Pfizer stock unit fund or a cash fund earning interest at 120% of the applicable federal long-term rate (which fluctuated between 4.95% and 5.40% in 2008). The Pfizer stock unit fund is credited with reinvested dividend equivalent units. PSAs may be deferred only into the Pfizer stock unit fund.

INSURANCE PLANS

We provide a number of health and family security benefits, such as medical insurance, dental insurance, life insurance, and long-term disability insurance through our active employee flexible benefit plan. These benefits are available to all U.S.-based employees, including each Named Executive Officer, and are comparable to those provided by the companies in the general industry comparator group. These programs are designed to provide certain basic quality of life benefits and protections to Pfizer employees, including the Named Executive Officers, and at the same time enhance Pfizer's attractiveness as an employer of choice. The Company cost of the benefit for the Named Executive Officers ranges from $15,000 to $21,000.

RETIREMENT AND SAVINGS PLANS

Pfizer maintains qualified defined benefit pension plans for the benefit of all its eligible U.S.- and Puerto Rico-based employees, including the Named Executive Officers. For those employees earning in excess of the Internal Revenue Code 401(a)(17) limit ($230,000 for 2008) (including the Named Executive Officers), Pfizer maintains a related supplemental benefit restoration plan. Neither the qualified defined benefits pension plans nor the related supplemental benefit restoration plans have provision or features that apply to the Named Executive Officers that do not apply to other participants in those plans. These plans are described in the narrative accompanying the "2008 Pension Benefits" and the "2008 Non-Qualified Deferred Compensation" tables within this Proxy Statement.

RETIREE HEALTHCARE BENEFITS

In addition to active employee benefits, we provide post-retirement medical, dental, and life insurance to retirees according to each "legacy company" plan under which the eligible employees are covered. A "legacy company" is the employee's original employer, before Pfizer's mergers with Warner-Lambert and Pharmacia. The Named Executive Officers are all covered under the legacy-Pfizer plans for U.S. employees, which provide up to $12,000 of annual medical premium cost before age 65, $3,000 of annual medical premium cost after age 65, and up to $250,000 of life insurance coverage, which reduces ratably to $2,500, 10 years after retirement.

PERQUISITES

We provide a limited number of perquisites and other personal benefits to our Named Executive Officers, including the limited personal use of company aircraft, the use of a company car and driver for Mr. Kindler only, and financial counseling services. In limited instances, we allow executives the use of company transportation related to relocations. These benefits provide flexibility to our executives and increase travel efficiencies, allowing more productive use of their time, which, in turn, allows greater focus on Pfizer-related activities.

COMPANY AIRCRAFT

With the approval of the CEO, the Company's aircraft may be used in the following situations:

- Pfizer ELT members are eligible to use the aircraft for business purposes.
- An ELT member who is using the aircraft for Pfizer business purposes may be accompanied by his/her spouse or partner. Effective in July 2008, all spouse/partner travel is considered personal use and is subject to taxation and disclosure; previously, certain spouse/partner travel could be considered business-related based on a case-by-case determination.
- Under our policies, approximately 20 hours of personal use per calendar year for each type of aircraft (helicopter and plane) are generally allowed for use by each ELT member. The 20 hours of personal use does not include deadhead time.
- Non-employee Directors may use Pfizer aircraft to attend director functions and for Pfizer business purposes, subject to certain conditions. Occasionally, non-employee Directors when traveling on Pfizer business may be accompanied by family members.
- The amounts disclosed in the "All Other Compensation" column in the Summary Compensation Table, were valued based on the incremental cost of the personal use of Company aircraft, using a method that takes into account the following items for the number of flight hours used (flight hours include deadhead time):
    - landing/parking/flight planning services expenses;

- crew travel expenses;
- supplies and catering;
- aircraft fuel and oil expenses per hour of flight;
- aircraft accrual expenses per hour of flight;
- maintenance, parts and external labor (inspections and repairs) per hour of flight;
- any customs, foreign permit and similar fees; and
- passenger ground transportation.

Tax Reporting—Personal Use of Aircraft

As a result of the recommendations contained in an independent, third-party security study, the Board has determined that Mr. Kindler must use the Company aircraft for personal travel. For income tax purposes, the amount included in his income is based on IRS regulations. This amount is not grossed up for taxes. This amount is generally lower than the incremental costs shown in the "2008 Incremental Cost of Perquisites Provided to Named Executive Officers" table shown below.

CAR AND DRIVER

The amounts disclosed below for the personal use of a Company car are based on the incremental cost to the Company, calculated as a portion of the cost of the annual lease, a portion of the cost of the driver and fuel used. The policy on the use of the cars for 2008 is outlined below:

- cars and drivers were available to all ELT members for business reasons; to the extent they do use them for personal use, they are required to reimburse the Company;
- for security reasons, cars and drivers are available to Mr. Kindler for personal use and for commutation; and
- spouse/partner travel is considered personal use, and the incremental cost of such travel must be reimbursed to the Company.

With respect to the personal use and commuting by the CEO, the costs are not reimbursed and the incremental cost to the Company is reflected below. For tax purposes, the cost of the cars and fuel was imputed as income and was not grossed up for taxes. As a result of the recommendations contained in an independent, third-party security study, the cost of the drivers is not reportable as income to Mr. Kindler for tax purposes.

OTHER PERQUISITES

The Company provides a taxable allowance of up to $10,000 to our executive officers for financial counseling services, which may include tax preparation and estate planning services. We value this benefit based on the actual charges for the services.

The Company does not provide or reimburse for country club memberships for any executive officers. Home security systems are available to the ELT members. The cost of any such systems is imputed as income to the recipients.

The following table summarizes the incremental value of perquisites for the Named Executive Officers in 2008.

2008 Incremental Cost of Perquisites Provided to Named Executive Officers

Name	Aircraft Usage ($)	Financial Counseling ($)	Car Usage ($)	Home Security ($)	Other[1] ($)	Total ($)
J. Kindler	175,210	10,000	39,537	1,217	1,922	227,886
F. D'Amelio	70,505	6,825	—	—	—	77,330
I. Read	129,850	10,000	—	—	5,470	145,320
M. Mackay	40,834	5,000	—	9,389	368	55,591
C. Goodman	There were no perquisite costs for Dr. Goodman.					

(1) The amounts shown in this column represent the incremental costs of a spouse accompanying a Named Executive Officer traveling for business purposes.

OTHER COMPENSATION POLICIES

TAX AND ACCOUNTING POLICIES

Section 162(m) limits to $1 million the amount of remuneration that Pfizer may deduct in any calendar year for its CEO and the three other highest-paid Named Executive Officers, other than the CFO. We have structured our annual cash incentive awards, SARs, PSAs, and PCSAs to meet the exception to this limitation for "performance-based" compensation, as defined in Section 162(m), so that these amounts will be fully deductible for income tax purposes. RSUs (except for those awarded as part of the STI Shift Awards), do not, however, qualify as "performance-based" compensation.

To maintain flexibility so that the executive compensation may be delivered in a manner that promotes varying corporate goals, we do not have a policy requiring all compensation to be deductible. Since Messrs. Kindler and Read's salaries were in excess of $1 million, a portion of these salaries and the value of their perquisites and other benefits were not deductible.

DERIVATIVES TRADING

No employee, including Named Executive Officers, may purchase or sell options on Pfizer common stock, or engage in short sales of Pfizer common stock. Also, trading by executive officers and directors in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to Pfizer common stock is prohibited. These same provisions also apply to our non-employee Directors.

STOCK OWNERSHIP

We have stock ownership requirements for our executive officers, including the Named Executive Officers. Mr. Kindler is required to own Pfizer common stock equal in value to at least five times his annual salary. The other Named Executive Officers are required to own Pfizer common stock equal in value to at least four times their annual salaries. We have also established milestone guidelines that we use to monitor progress toward meeting these targets over a five-year period. Under these milestone guidelines, Mr. Kindler's ownership requirement is currently four times his salary. As of March 1, 2009, Mr. Kindler has reached his full milestone guideline (four times salary).

COMPENSATION RECOVERY

The Committee may, if permitted by law, make retroactive adjustments to any cash- or equity-based incentive compensation paid to Named Executive Officers and other executives where the payment was predicated upon the achievement of specified financial results that were the subject of a subsequent restatement. Where applicable, we will seek to recover any amount determined to have been inappropriately received by the individual executive officer. In addition, all of the equity incentive awards that we grant contain compensation recovery provisions.

ROLE OF COMPENSATION CONSULTANT

Since 2003, the Committee has engaged George Paulin, Chief Executive Officer of Frederic W. Cook & Co. as an independent outside compensation consultant in accordance with the policy outlined below to fulfill the following responsibilities:

- advise the Committee Chair on management proposals as requested;
- undertake special projects at the request of the Committee Chair;
- advise the Committee Chair on setting agenda items for Committee meetings;
- review Committee agendas and supporting materials in advance of each meeting;
- attend Committee meetings;
- review the Company's total compensation philosophy, peer group and competitive positioning for reasonableness and appropriateness;
- review the Company's total executive compensation program and advise the Committee of plans or practices that might be changed to improve effectiveness;
- audit the selected peer group and survey data for competitive comparisons;
- oversee and audit survey data on executive pay practices and amounts that come before the Committee;
- provide market data and recommendations on CEO compensation without prior review by management except for necessary fact checking;
- review the Compensation Discussion and Analysis and related tables for our proxy statement;
- review any significant executive employment or severance agreements in advance of being presented to the Committee for approval;

- periodically review the Committee's charter and recommend changes; and
- proactively advise the Committee on best-practice ideas for Board governance of executive compensation as well as areas of concern and risk in the Company's program.

In 2008, as part of his ongoing services to the Compensation Committee as described above, Mr. Paulin attended 7 of the 8 meetings, including all regularly scheduled meetings, of the Committee. For the teleconference meeting that he did not attend, he provided the Committee with his advice and recommendation prior to the meeting. During 2008, he worked on the following projects:

- advised the Committee with respect to the design and amounts of compensation for newly hired executive officers;
- actively participated in design, review and discussions of the new executive compensation program;
- advised the Committee on the appropriate long-term incentives to best align executive performance with shareholder interests;
- reviewed disclosures and correspondence with SEC and government officials relating to executive compensation matters;
- advised on appropriate executive performance goals and metrics;
- advised on proxy recommendations relating to executive pay from shareholder groups;
- advised the Committee on market trends and developments; and
- advised the Committee on severance benefits.

The total amount of fees paid to Frederic W. Cook & Co. for services to the Committee in 2008 was $145,211. In addition, the Committee reimburses Mr. Paulin for all reasonable travel and business expenses. Frederic W. Cook & Co. receives no other fees or compensation from the Company, except a fee of less than $5,000 to provide an executive compensation survey.

POLICY—CRITERIA FOR SELECTION OF COMMITTEE CONSULTANT

The Committee established the following criteria used to select a consultant to the Compensation Committee.

- Degree of independence
  - Financial independence—measured by dollar volume of other business conducted with Pfizer
  - Independent thinking—subjectively assessed by their known work as well as information gathered in the screening interviews
- Familiarity with the business environment
  - Knowledge of the pharmaceutical industry
  - Specific knowledge of Pfizer, its senior management, and Board of Directors
  - Broad knowledge of general industry current practices and emerging trends
  - Public relations
- Particular strengths and/or distinguishing characteristics including, but not limited to:
  - Creative thinking
  - Strong sense of corporate governance
  - Special areas of expertise
  - Ability to establish rapport or dynamic presence with groups
- References from current clients where the consultant acts in an advisory role similar to the role desired by the Pfizer Compensation Committee
- Potential issues
  - Conflict of interest with other clients
  - Degree of availability/accessibility

COMPENSATION TABLES

2008 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus[1] ($) (d)	Stock Awards[3] ($) (e)
J. Kindler Chairman and Chief Executive Officer	2008	1,575,000	—	4,715,947
	2007	1,462,500	3,100,000	1,162,835
	2006	1,103,883	3,300,000	2,736,265
F. D'Amelio Chief Financial Officer	2008	1,051,500	—	4,328,129
	2007	320,625	4,040,000[2]	907,717
I. Read President, Worldwide Pharmaceutical Operations	2008	1,051,500	—	1,732,560
	2007	944,083	990,000	190,134
	2006	813,450	667,200	1,651,580
M. Mackay[8] President, Global Research & Development	2008	937,500	325,000	1,700,302
	2007	702,159	645,000	166,291
C. Goodman[8] President, Biotherapeutics & Bioinnovation Center	2008	736,250	1,700,000	778,905

1) The amounts shown in this column represent annual cash bonus awards made to the Named Executive Officers for 2007 and 2006 (if applicable). In 2008, Dr. Mackay received a $325,000 cash award for recognition purposes after the retirement announcement of our former head of Research & Development. Under Dr. Goodman's employment offer, he received a sign-on cash incentive to replace compensation from his prior employer of $3.4 million payable in two equal installments in 2007 and 2008. If his employment is voluntarily terminated prior to the second anniversary of his hire date (October 4, 2007), he is required to repay $1.7 million to the Company (net of applicable tax withholding). The second installment of $1.7 million is shown in this bonus column. In light of the changes to our annual incentive program for 2008, payments under that program are reported under the "Non-Equity Incentive Plan Compensation" column.

2) Upon hire in September 2007, Mr. D'Amelio received a $2.7 million cash replacement award for his partial-year bonus and forfeited retention payments from his prior employer and also a $1 million sign-on cash incentive, which was vested on December 31, 2007 and paid on March 1, 2008. These payments are included in this column and were part of his employment offer. Also included in this amount is the bonus payment of $340,000 relating to his 2007 performance.

3) The amounts shown in this column represent the 2008 financial statement expense under FAS 123R for all outstanding RSUs, PSAs and the STI Shift award. Further information regarding the awards is included in the "2008 Grants of Plan-Based Awards" and "2008 Outstanding Equity Awards at Year-End" tables within this Proxy Statement. The fair values have been determined based on assumptions set forth in the Company's 2008 Financial Report (Note 15, Share-Based Payments).

4) The amounts shown in this column represent the 2008 financial statement expense under FAS 123R for all outstanding stock option awards and SARs and includes compensation costs recognized in the financial statements with respect to awards granted in previous fiscal years and in 2008. Mr. Read is retirement eligible (retirement defined as age 55 with 10 years of service) and, therefore, expense associated with his stock options has been accelerated to the one-year anniversary of the grant. The fair values have been determined based on assumptions set forth in the Company's 2008 Financial Report (Note 15, Share-Based Payments).

Option Awards[4] ($) (f)	Non-Equity Incentive Plan Compensation[5] ($) (g)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6] ($) (h)	All Other Compensation[7] ($) (i)	Total ($) (j)
3,281,916	3,000,000	759,298	438,261	13,770,422
2,868,866	—	477,783	441,456	9,513,440
1,971,676	—	422,091	265,318	9,799,234
952,333	1,250,000	423,085	127,303	8,132,350
205,922	—	927,990	32,278	6,434,532
1,600,603	1,250,000	963,274	237,188	6,835,125
1,634,681	—	133,784	160,626	4,053,307
1,104,982	—	455,792	86,159	4,779,162
874,707	1,030,000	418,645	97,441	5,383,595
677,759	—	113,687	115,217	2,420,113
275,302	560,000	157,972	38,044	4,246,473

5) The amounts shown in this column represent annual cash incentive awards for 2008 made to the Named Executive Officers under the Global Performance Plan. Further information regarding these awards is included in the "2008 Annual Cash Incentive Awards" table within this Proxy Statement.

6) The Company does not pay "above market" interest on non-qualified deferred compensation; therefore, this column reflects pension accruals only. The 2008 pension accrual amounts represent the difference between the December 31, 2007 and December 31, 2008 present value of age 65 accrued pension, or the current benefit if the Named Executive Officer is eligible for an unreduced pension under the Retirement Plan and Supplemental Retirement Plan, based on the pension plan assumptions for each year as shown in the footnotes to the "Pension Plan Assumptions" table within this Proxy Statement. The 2007 value for Mr. D'Amelio includes additional pension service credit.

7) These amounts shown in this column represent the sum of the Company's Savings Plan and Supplemental Savings Plan matching contributions and incremental cost to the Company of perquisites received by the Named Executive Officers. The Savings Plan matching contributions include Company matching funds under the Pfizer Savings Plan (a tax-qualified retirement savings plan) and under the related Supplemental Savings Plan. These plans are discussed in more detail in the notes to the "2008 Non-Qualified Deferred Compensation" table within this Proxy Statement.

8) Dr. Mackay was not a Named Executive Officer for 2006; therefore 2006 information is not provided. Dr. Goodman joined Pfizer effective October 4, 2007 as President of our Biotherapeutics and Bioinnovation Center and was not a Named Executive Officer for 2007; therefore, only 2008 information is provided.

The following Grants of Plan-Based Awards Table provides additional information about RSUs, PSAs, SARs and the STI Shift awards granted to our Named Executive Officers during the year ending December 31, 2008. The Company's annual incentive plan is its only non-equity incentive award plan; however, the Company cannot estimate future annual incentives under this plan and has therefore omitted the corresponding columns. The compensation plans under which the grants in the following table were made are described in the Compensation Discussion and Analysis section headed "2008 Long-Term Equity Incentive Awards."

2008 Grants of Plan-Based Awards Table

		Estimated Future Payouts Under Equity Incentive Plan Awards						
Name (a)	**Grant Date (b)**	**Threshold (#)/($) (f)**	**Target[1] (#)/($) (g)**	**Maximum (#)/($) (h)**	**All Other Stock Awards: Number of Shares of Stock or Units[1] (#) (i)**	**All Other SAR Awards: Number of Securities Underlying SARs[1] (#) (j)**	**Exercise or Base Price of SARs Awards ($/Sh) (k)**	**Grant Date Fair Value of Stock, SARs and Short-Term Incentive Shift[3] Awards ($) (l)**
J. Kindler	2/28/2008					399,645	22.55	2,222,026
					98,771			2,227,286
		24,693	98,771	197,542[2]				3,075,729
		0	2,250,000	4,500,000[4]				2,250,000
F. D'Amelio	2/28/2008					168,739	22.55	938,189
					41,703			940,403
		10,426	41,703	83,406[2]				1,298,631
		0	950,000	1,900,000[4]				950,000
I. Read	2/28/2008					168,739	22.55	938,189
					41,703			940,403
		10,426	41,703	83,406[2]				1,298,631
		0	950,000	1,900,000[4]				950,000
M. Mackay	2/28/2008					159,858	22.55	888,810
					39,508			890,905
		9,877	39,508	79,016[2]				1,230,279
		0	900,000	1,800,000[4]				900,000
C. Goodman	2/28/2008					97,691	22.55	543,162
					24,144			544,447
		6,036	24,144	48,288[2]				751,844
		0	550,000	1,100,000[4]				550,000

(1) The PSA and RSU award values were converted to units using the closing stock price of $22.78 on February 25, 2008; the SARs values were converted using $5.63, the estimated Monte Carlo Simulation Modeling value as of February 25, 2008.

(2) The amounts shown in this column represent the threshold, target, and maximum payouts under our PSA Program for the January 1, 2008 through December 31, 2010 performance period.

(3) The amounts shown in this column represent the award values of RSUs, PSAs and SARs at the respective FAS 123R values of $22.55, $31.14 and $5.56, respectively, as of February 28, 2008. The STI Shift Award values represent the target values granted on February 28, 2008.

(4) 25% of the long-term incentive award value was allocated as a STI Shift award. The actual award payout ranges from 0% to 200% of the target value and will be determined in 2009 based on 2008 performance. The payout will be 50% RSUs/50% cash.

The following table summarizes the equity awards we have made to our Named Executive Officers that are outstanding as of December 31, 2008.

2008 Outstanding Equity Awards at Year-End Table

		Option/SAR Awards[2]							Stock Awards[3]			
Name (a)	Grant Date/ Performance Share Period[1]	Number of Securities Underlying Unexercised Options Exercisable (b)	Number of Securities Underlying Unexercised Options Unexercisable (c)	Number of Securities Underlying Unexercised SARs Vested (b)	Number of Securities Underlying Unexercised SARs Unvested (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (d)	Option/ SAR Exercise Price (e)($)	Option/ SAR Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (g)	Market Value of Shares or Units of Stock That Have Not Vested (h)($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)($)
J. Kindler	1/2/2002	150,000					39.65	1/1/2012				
	2/27/2003	200,000					29.33	2/26/2013				
	2/26/2004	150,000	75,000				37.15	2/25/2014				
	2/24/2005	87,002	173,998				26.20	2/23/2015				
	2/23/2006		400,000				26.20	2/22/2016	31,838	563,851		
	7/31/2006		500,000				26.29	7/30/2016				
	2/22/2007		760,000				25.87	2/21/2017	76,680	1,358,003		
	2/28/2008				399,645		22.55	2/28/2013	103,922	1,840,459		
	2/28/2008								12,310	218,010		
	1/1/2004-12/31/2008										75,480	1,336,751
	1/1/2005-12/31/2009										58,330	1,033,024
	1/1/2006-12/31/2008										27,690	490,390
	1/1/2007-12/31/2009										155,200	2,748,592
	1/1/2008-12/31/2010										98,771	1,749,234
F. D'Amelio	9/28/2007	97,333	194,667				24.43	9/27/2017	168,319	2,980,929		
	2/28/2008				168,739		22.55	2/28/2013	43,878	777,079		
	1/1/2008-12/31/2010										41,703	738,560
I. Read	4/22/1999	81,450					42.07	4/21/2009				
	2/24/2000	60,000					32.94	2/23/2010				
	2/22/2001	170,000					45.34	2/21/2011				
	2/28/2002	100,000					41.30	2/27/2012				
	2/27/2003	120,000					29.33	2/26/2013				
	2/26/2004	93,334	46,666				37.15	2/25/2014				
	2/24/2005	48,334	96,666				26.20	2/23/2015				
	2/23/2006		193,000				26.20	2/22/2016	16,223	287,309		
	2/22/2007		250,000				25.87	2/21/2017	19,602	347,151		
	9/28/2007		25,000				24.43	9/27/2017	4,666	82,635		
	2/28/2008				168,739		22.55	2/28/2013	43,878	777,079		
	1/1/2004-12/31/2008										42,600	754,446
	1/1/2005-12/31/2009										27,480	486,671
	1/1/2006-12/31/2008										14,110	249,888
	1/1/2007-12/31/2009										22,048	390,470
	1/1/2008-12/31/2010										41,703	738,560

2008 Outstanding Equity Awards at Year-End Table

Name (a)	Grant Date/ Performance Share Period[1]	Option/SAR Awards[2]: Number of Securities Underlying Unexercised Options Exercisable (b)	Number of Securities Underlying Unexercised Options Unexercisable (c)	Number of Securities Underlying Unexercised SARs Vested (b)	Number of Securities Underlying Unexercised SARs Unvested (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (d)	Option/ SAR Exercise Price (e)($)	Option/ SAR Expiration Date (f)	Stock Awards[3]: Number of Shares or Units of Stock That Have Not Vested (g)	Market Value of Shares or Units of Stock That Have Not Vested (h)($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (j)($)
M. Mackay	4/22/1999	84,450					42.07	4/21/2009				
	2/24/2000	39,600					32.94	2/23/2010				
	2/22/2001	135,000					45.34	2/21/2011				
	2/28/2002	65,000					41.30	2/27/2012				
	2/27/2003	75,000					29.33	2/26/2013				
	2/26/2004	66,667	33,333				37.15	2/25/2014				
	2/24/2005	33,334	66,666				26.20	2/23/2015				
	2/23/2006		120,000				26.20	2/22/2016	9,853	174,497		
	2/22/2007		120,000				25.87	2/21/2017	10,027	177,578		
	5/31/2007								8,204	145,293		
	10/31/2007		62,500				24.61	10/30/2017	6,755	119,631		
	2/28/2008				159,858		22.55	2/28/2013	41,568	736,169		
	1/1/2004-12/31/2008										31,500	557,865
	1/1/2005-12/31/2009										20,820	368,722
	1/1/2006-12/31/2008										8,570	151,775
	1/1/2007-12/31/2009										15,320	271,317
	1/1/2008-12/31/2010										39,508	699,687
C. Goodman	10/31/2007		80,000				24.61	10/30/2017	4,323	76,560		
	2/28/2008				97,691		22.55	2/28/2013	25,403	449,887		
	1/1/2008-12/31/2010										24,144	427,590

(1) For a better understanding of this table, we have included an additional column showing the grant date of stock options, SARs and RSUs and the associated performance period for the PSAs. Information concerning the STI Shift Awards is included in the 2008 Grants of Plan-Based Awards Table.

(2) Stock options become exercisable in accordance with the vesting schedule below:

Grant Date	Vesting
4/22/1999	1/5 per year beginning on the anniversary of the grant - Mr. Read
4/22/1999	1/3 per year in years 1, 2 and 3 - Dr. Mackay
4/22/1999	450 options - full vesting after 3 years
2/24/2000	1/5 per year beginning on the anniversary of the grant
2/22/2001	1/5 per year beginning on the anniversary of the grant
2/22/2001	90,000 Full vesting after 3 years - Mr. Read
2/22/2001	70,000 Full vesting after 3 years - Dr. Mackay
1/2/2002	1/3 per year in years 3, 4 and 5
2/28/2002	1/3 per year in years 3, 4 and 5
2/27/2003	1/3 per year in years 3, 4 and 5
2/26/2004	1/3 per year in years 3, 4 and 5
2/24/2005	1/3 per year in years 3, 4 and 5
2/23/2006	Full vesting after 3 years
7/31/2006	The later of 5 years or attainment of 150% of the grant price for 20 straight days
2/22/2007	Full vesting after 3 years
9/28/2007	1/3 per year in years 1, 2 and 3 - Mr. D'Amelio
9/28/2007	Full vesting after 3 years
10/31/2007	Full vesting after 3 years

SARs vest in accordance with the schedule below:

2/28/2008	Full vesting after 3 years and become payable after 5 years

(3) RSUs vest in accordance with the schedule below:

Grant Date	Vesting
2/23/2006	Full vesting after 3 years
2/22/2007	Full vesting after 3 years
5/31/2007	50% in 18 months, 50% in 36 months
9/28/2007	Full vesting after 3 years
9/28/2007	1/3 per year in years 1, 2 and 3 - Mr. D'Amelio
10/31/2007	Full vesting after 3 years
2/28/2008	Full vesting after 3 years

The following Option Exercises and Stock Vested Table provides additional information about the value realized by the Named Executive Officers on option award exercises and stock award vesting during the year ending December 31, 2008.

2008 Option Exercises and Stock Vested Table

	Option Awards		Restricted Stock/ Restricted Stock Units			Performance Shares 2004-2008[1]			Performance Shares 2006-2008[1]		
Name[2]	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Shares Withheld to Cover Taxes (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Vesting (#)	Shares Withheld to Cover Taxes (#)	Value Realized on Vesting[5] ($)	Number of Shares Acquired on Vesting (#)	Shares Withheld to Cover Taxes (#)	Value Realized on Vesting[5] ($)
J. Kindler	—	—	—	—	—	—	—	[3]	—	—	[3]
F. D'Amelio	—	—	82,591	38,281	1,541,150	—	—	—	—	—	—
I. Read	—	—	—	—	—	35,500	11,791	450,850	17,887	5,941	227,165
M. Mackay	—	—	8,204	0[4]	134,794	26,250	4,128	333,375	10,864	1,709	137,973

(1) The performance shares in this table have been determined according to the 2004-2008 and 2006-2008 performance periods and were paid in February 2009.

(2) Based on Dr. Goodman's hire date, he did not have any option exercises or stock that vested in 2008.

(3) Upon Mr. Kindler's promotion to CEO on July 31, 2006, the Compensation Committee added a second performance criterion, which is that these shares would be settled in RSUs at the end of the performance period and will only become payable if and when the Company's three-year total shareholder return exceeds the median for the pharmaceutical peer group. These RSUs will be forfeited if this second performance criterion is not met prior to Mr. Kindler's retirement or other termination of employment (other than for death or disability). Based on the performance during the performance periods ending in 2008, the number of RSUs settled from the target award are 62,900 and 35,103 shares with values of $798,830 and $445,808, respectively, at $12.70 per share.

(4) Under IRC Section 162 (m), which applies to our CEO and the NEOs (excluding the CFO), when RSUs vest, the payment of these shares will automatically be deferred until the earlier of the time they are no longer subject to Section 162(m) or the January 31st following termination of employment.

(5) Shares vested on February 26, 2009 at $12.70.

The following 2008 Pension Benefits Table shows the present value of accumulated benefits payable to each of our Named Executive Officers under our Retirement Annuity Plan ("Qualified Plan") and the Non-funded Supplemental Retirement Plan (the "Supplemental Plan").

2008 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Age 65 Single-Life Annuity Payment ($)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)	Immediate Annuity Payable on 12/31/2008 ($)	Lump Sum Value[2] ($)
J. Kindler	Qualified Plan	7	23,972	128,334	—	N/A	N/A
	Supplemental Plan		394,744	2,128,898	—	N/A	N/A
F. D'Amelio	Qualified Plan	1	4,857	22,246	—	N/A	N/A
	Supplemental Plan[3]		287,699	1,328,829	—	N/A	N/A
I. Read	Qualified Plan	30	104,636	632,333	—	65,223	917,263
	Supplemental Plan		1,146,755	6,976,470	—	714,810	10,052,726
M. Mackay	Qualified Plan	13	47,145	238,778	—	N/A	N/A
	Supplemental Plan		322,298	1,645,012	—	N/A	N/A
C.Goodman	Qualified Plan	1	4,542	30,822	—	N/A	N/A
	Supplemental Plan		23,324	159,232	—	N/A	N/A

(1) The present value of these benefits is shown based on the assumptions used in determining our annual pension expense, as shown below.

(2) These reflect the values of the annuities shown if paid as a lump sum benefit as of January 1, 2009, as indicated above.

(3) Under the terms of Mr. D'Amelio's offer letter, he receives an additional six years of benefit accrual service for pension purposes, subject to five-year cliff vesting. The amounts shown above include $239,364 in the Supplemental Plan Age 65 Single-Life Annuity Payment and $1,105,578 in the Supplemental Plan Present Value of Accumulated Benefit, both of which are attributable to the six years of service.

Pension Plan Assumptions[1]

Assumptions as of	12/31/2006	12/31/2007	12/31/2008
Discount Rate	5.90%	6.50%	6.40%
Lump Sum Interest Rate	5.15%	4.9% for annuity payments expected to be made during first 5 years, 6.1% for payments made between 5 and 20 years, and 6.6% for payments made after 20 years, prior to reflecting 5-year phase-in from GATT 30-year Treasury rate of 5.00%	6.00% for annuity payments expected to be made during first 5 years, 6.64% for payments made between 5 and 20 years, and 5.70% for payments made after 20 years, prior to reflecting 5-year phase-in from GATT 30-year Treasury rate of 3.80%
Percent Electing Lump Sum	70%	70%	80% - 70%[2]
Mortality Table for Lump Sums	GATT 2003	Unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7 - 15 years)	Unisex mortality table specified by IRS Revenue Ruling 2007-67, based on RP 2000 table, with projected mortality improvements (7 - 15 years)
Mortality Table for Annuities	RP 2000 combined collar projected to 2006 (sex distinct)	Separate annuitant and non-annuitant rates for the 2007 plan year, as set forth in regulation 1.412(l)(7)-1	Separate annuitant and non-annuitant rates for the 2008 plan year, as set forth in regulation 1.412(l)(7)-1

(1) These assumptions are also used to determine the change in pension value in the 2008 Summary Compensation Table.
(2) 80% relates to the Qualified Plan and 70% relates to the Supplemental Plan.

The following Non-Qualified Deferred Compensation Table summarizes the activity during 2008 and account balances in our various non-qualified savings and deferral plans held for our Named Executive Officers. The following plans permit the executives to defer amounts previously earned on a pre-tax basis: Pfizer Supplemental Savings Plan ("PSSP"), Global Performance Plan ("GPP") and Performance-Contingent Share Award Program ("PCSA"). The PSSP is a supplemental 401(k) plan that provides company matching contributions based on the executive's contributions. Other than the matching contributions (and the earnings thereon) in the PSSP, the account balances in these plans are solely attributable to deferrals of previously earned compensation and the earnings on these amounts.

2008 Non-Qualified Deferred Compensation Table

Name	Plan[1]	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)[2]	Aggregate Balance at Last FYE ($)
J. Kindler	PSSP	266,700	200,025	(467,046)	—	1,250,549
	Deferred GPP	—	—	50,388	(1,055,313)	—
	Deferred PCSA	—	—	(315,287)	—	1,571,440
	Total:	**266,700**	**200,025**	**(731,945)**	**(1,055,313)**	**2,821,989**
F. D'Amelio	PSSP	52,830	39,623	(13,486)	—	78,967
	Deferred GPP	—	—	—	—	—
	Deferred PCSA	—	—	—	—	—
	Total:	**52,830**	**39,623**	**(13,486)**	**—**	**78,967**
I. Read	PSSP	108,690	81,518	(149,307)	—	861,043
	Deferred GPP	—	—	276,176	(5,784,181)	—
	Deferred PCSA	—	—	(546,444)	—	2,723,563
	Total:	**108,690**	**81,518**	**(419,575)**	**(5,784,181)**	**3,584,606**
M. Mackay	PSSP	39,375	31,500	(6,206)	—	64,669
	Deferred GPP	—	—	(19,845)	—	419,387
	Deferred PCSA	—	—	(58,562)	—	291,881
	Deferred RSU[3]	134,794	—	10,498		145,292
	Total:	**174,169**	**31,500**	**(74,115)**	**—**	**921,229**
C. Goodman	PSSP	123,083	27,694	1,277	—	152,054
	Deferred GPP	—	—	—	—	—
	Deferred PCSA	—	—	—	—	—
	Total:	**123,083**	**27,694**	**1,277**	**—**	**152,054**

1) The PSSP contributions were based on the executive's deferral election and the salary shown in the Summary Compensation Table, as well as bonuses paid for 2008, previously reported.

2) Based on previous deferral elections, Messr. Kindler and Read received payment of their previously deferred bonus amounts on December 10, 2008.

3) Represents an RSU award vesting on November 30, 2008 that was deferred due to Section 162(m). Further information regarding the RSU vesting is reported in footnote 4 in the "2008 Options Exercises and Stock Vested" table within this Proxy Statement.

Estimated Benefits Upon Termination

The following table shows the estimated benefits payable upon a hypothetical termination of employment upon a change in control occurring on December 31, 2008 under the CIC Agreements in effect on that date. As discussed under "Post-Employment Compensation" in the Compensation Discussion and Analysis, the Named Executive Officers have voluntarily terminated their CIC Agreements and are now subject to the Company's new Executive Severance Plan, other than Mr. D'Amelio, whose benefits are based on his severance agreement. Estimated benefits under the Executive Severance Plan, assuming it had been in effect, as of December 31, 2008, are shown in the table on the following page.

Estimated Benefits Upon Termination Following a Change in Control (under terminated CIC Agreement)

Name	Severance Amount[1] ($)	Pension Enhancement[2] ($)	Perf Shares at Target[3] ($)	Early Vesting of Stock Options/ SARs[4] ($)	Early Vesting of Restricted Stock/Units[5] ($)	Short-Term Incentive Shift Awards[6] ($)	Other[7] ($)	Estimated Tax Gross-Up[8] ($)	Total ($)
J. Kindler	14,053,000	7,978,716	8,934,040	—	2,404,327	2,250,000	130,645	15,499,923	51,250,651
F. D'Amelio	5,746,302	4,316,970	738,560	—	3,758,009	950,000	142,358	4,699,484	20,351,683
I. Read	6,129,500	8,947,125	2,620,035	—	1,494,210	950,000	—	8,297,913	28,438,783
M. Mackay	5,417,402	6,708,415	2,049,366	—	1,353,221	900,000	134,926	6,918,049	23,481,379
C. Goodman	7,172,622	1,109,480	855,180	—	526,447	550,000	108,042	4,018,151	14,339,922

(1) These amounts represent 2.99 times the sum of the executive officer's (a) base salary in effect on December 31, 2008 and (b) the higher of the (x) last full-year annual incentive payment or (y) target annual incentive payment for the year in which termination occurs, except in the case of Dr. Goodman whose severance was the greater of the amount calculated under the foregoing formula or 2.99 times his annualized 2007 compensation whose change-in-control agreement was different from the other Named Executive Officers.

(2) These amounts represent the present value of an additional three years of pension service credit (using current compensation) and the elimination of the early retirement reduction under the pension plan. In addition, three years of age are added solely for determining whether an executive is age 55 for pension benefit commencement purposes.

(3) These amounts represent the value of all outstanding performance shares at the target level payout based on the Company's closing stock price ($17.71) on December 31, 2008. Included in Mr. Kindler's amount is the value of his PCSA awards that previously vested based on Company performance; however, they are subject to an additional performance criteria. These shares will vest if and when the Company's three-year total shareholder return exceeds the median of the pharmaceutical peer group. Dr. Goodman's amount is calculated at the maximum potential payout.

(4) The intrinsic value of the unexercised stock options and SARs as of December 31, 2008 was $0 because the exercise prices exceed the current market price of Pfizer stock.

(5) These awards would become vested and the value on December 31, 2008 is shown at $17.71 per share.

(6) These amounts represent the target payout of the STI Shift Awards which were granted on February 28, 2008.

(7) These amounts represent the present value of post-retirement medical and life insurance coverage for Messrs. Kindler, D'Amelio, Dr. Mackay and Dr. Goodman since they do not currently meet the requirement for coverage.

(8) The estimated tax gross-up relating to a 20% excise tax imposed under Internal Revenue Code Section 280G (Section 280G) on certain payments in the nature of compensation contingent on a change in control.

Estimated Benefits Upon Termination Under the Executive Severance Plan[1]

Name	Severance Amount[2] ($)	Pension Enhancement[3] ($)	Perf Shares at Target[4] ($)	Early Vesting of Stock Options/ SARs[5] ($)	Early Vesting of Restricted Stock/ Units[6] ($)	Short-Term Incentive Shift Awards[7] ($)	Other[8] ($)	Estimated Tax Gross-Up[9] ($)	Total ($)
J. Kindler	3,990,250	—	8,934,040	—	2,404,327	2,250,000	19,332	—	17,597,949
F. D'Amelio	4,620,000	—	738,560	—	3,758,009	950,000	38,807	—	10,105,376
I. Read	3,806,722	—	2,620,035	—	1,494,210	950,000	14,713	—	8,885,680
M. Mackay	1,811,840	—	2,049,366	—	1,353,221	900,000	20,019	—	6,134,446
C. Goodman	1,231,610	—	427,590	—	526,447	550,000	16,036	—	2,751,683

(1) These amounts represent the amounts due under the Executive Severance Plan which became effective on February 16, 2009 for all of the Named Executive Officers, other than Mr. D'Amelio who is party to a separate severance arrangement that expires on September 10, 2009. The amounts for Mr. D'Amelio reflect the provisions of his separate severance agreement.

(2) These amounts represent severance equal to the greater of: one year's base salary and target bonus (Pay) or the total number of weeks of Pay determined under the following formula (13 weeks plus 3 week per year of service), subject to a maximum of 104 weeks. Mr. D'Amelio's severance amount is equal to two times his salary and bonus.

(3) The Executive Severance Plan does not provide any pension enhancements upon termination.

(4) These amounts represent the value of all outstanding performance shares at the target level payout based on the Company's closing stock price ($17.71) on December 31, 2008. Included in Mr. Kindler's amount is the value of his PCSA awards that previously vested based on Company performance; however, they are subject to an additional performance criteria. These shares will vest if and when the Company's three-year total shareholder return exceeds the median of the pharmaceutical peer group.

(5) The intrinsic value of the unexercised stock options and SARs as of December 31, 2008 was $0 because the exercise prices exceed the current market price of Pfizer stock.

(6) These amounts represent the value of the restricted units outstanding based on the Company's closing stock price ($17.71) on December 31, 2008.

(7) These amounts are the target value of the STI Shift Awards that were granted on February 28, 2008.

(8) These amounts represent the company costs of 12 months (24 months for Mr. D'Amelio) of active coverage of medical and life insurance coverage.

(9) The Executive Severance Plan does not provide for a tax gross-up in the event of the imposition of the excise tax under Section 280G.

This table provides certain information as of December 31, 2008 with respect to our equity compensation plan.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	472,926,790[1]	$33.08	157,172,701[2]
Equity compensation plans not approved by security holders	0	N/A	0
Total	472,926,790	$33.08	157,172,701

(1) This amount includes the following:

- 433,280,192 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $33.15.
- 4,974,160 and 2,917,575, respectively, issuable pursuant to outstanding share awards that have been granted under the Pfizer Inc. 2004 Stock Plan and the Pfizer Inc. 2001 Performance-Contingent Share Award Plan, but not yet earned as of December 31, 2008. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined by a non-discretionary formula that measures our performance, in terms of total shareholder return and diluted earnings-per-share growth, over the applicable performance period relative to the performance of the industry peer group. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 28,963,572 shares of restricted stock/units, issuable pursuant to the 2004 Stock Plan. Since these awards have no exercise price, they are not included in the weighted average exercise price calculation in column (b).
- 2,756,458 non-vested shares and 34,833 vested shares pursuant to SARs granted under the 2004 Stock Plan with a weighted average exercise price of $22.49. The number of shares, if any, to be issued pursuant to such outstanding awards will be determined by the difference between the defined settlement price and the grant price, plus the dividends accumulated during a 5-year term. The settlement price is the 20-day average closing stock price ending on the fifth anniversary of the grant date.

(2) This amount represents the number of shares available (157,172,701) for issuance pursuant to stock options and awards that could be granted in the future under the Pfizer Inc. 2004 Stock Plan. In accordance with plan provisions, any option granted under the Plan will reduce the available number of shares on a one-to-one basis and any whole share awards granted will reduce the available number of shares on a three-to-one basis.

On April 16, 2003, Pfizer acquired Pharmacia Corporation and assumed various stock-based plans. No subsequent grants will be made from any of these plans. As of December 31, 2008, under the Pharmacia 2001 Long-Term Incentive Plan, 28,588,594 shares were issuable upon the exercise of outstanding stock options, including 2,304,315 outstanding reload options, at a weighted average exercise price of $30.15. The reload obligations will be satisfied under this plan from the 2,304,315 shares available. In addition, under the other assumed Pharmacia plans, as of December 31, 2008, there were 16,580,314 shares issuable upon the exercise of outstanding stock options, and those options had a weighted average exercise price per share of $31.64. Information regarding these various options are not included in the above table.

On June 19, 2000, Pfizer acquired Warner-Lambert Company and assumed stock options outstanding under various Warner-Lambert plans pursuant to which no subsequent awards have been or will be made. As of December 31, 2008, there were 10,604,995 shares issuable upon the exercise of stock options under these plans, and those options had a weighted average exercise price per share of $28.79. In addition, 361,080 shares were issuable pursuant to the Warner-Lambert 1996 Stock Plan in settlement of Warner-Lambert Directors' compensation that had been deferred by certain former Warner-Lambert Directors prior to Pfizer's acquisition of Warner-Lambert. Information regarding those options and shares are not included in the above table.

Appendix (1) to the Compensation Discussion and Analysis

Reconciliations of 2008 and 2007 U.S. GAAP revenues and U.S. GAAP diluted EPS to revenues and adjusted diluted EPS for annual incentive purposes-relating to the Financial Performance Table within this Proxy Statement (Unaudited)

	2008	2007
U.S. GAAP revenues ($ Billions)	$ 48.3	$ 48.4
Budgeted foreign exchange rate impact	0.3	(1.2)
Exclusion of non-recurring items	—	0.9
Revenues for annual incentive purposes	$ 48.6	$ 48.1

	2008	2007
U.S. GAAP diluted EPS	$ 1.20	$ 1.17
Purchase accounting adjustments, net of tax	0.36	0.37
Acquisition-related costs, net of tax	—	—
Discontinued operations, net of tax	(0.01)	0.01
Certain significant items, net of tax	0.87	0.63
Adjusted diluted EPS	$ 2.42	$ 2.18
Budgeted foreign exchange rate impact	0.01	(0.05)
Exclusion of non-recurring items	—	0.12
Adjusted diluted EPS for annual incentive purposes	$ 2.43	$ 2.25

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS, NOMINATION OF DIRECTORS AND OTHER BUSINESS OF SHAREHOLDERS

Under the rules of the SEC, if a shareholder wants us to include a proposal in our Proxy Statement and form of proxy for presentation at our 2010 Annual Meeting of Shareholders, the proposal must be received by us at our principal executive offices at 235 East 42nd Street, New York, NY 10017-5755 by November 12, 2009. The proposal should be sent to the attention of the Secretary of the Company.

Under our By-laws, and as permitted by the rules of the SEC, certain procedures are provided that a shareholder must follow to nominate persons for election as Directors or to introduce an item of business at an Annual Meeting of Shareholders. These procedures provide that nominations for Director nominees and/or an item of business to be introduced at an Annual Meeting of Shareholders must be submitted in writing to the Secretary of the Company at our principal executive offices. We must receive the notice of your intention to introduce a nomination or to propose an item of business at our 2010 Annual Meeting no later than:

- 60 days in advance of the 2010 Annual Meeting if it is being held within 30 days preceding the anniversary of the date of this year's Meeting (April 23, 2009) or
- 90 days in advance of the 2010 Annual Meeting if it is being held on or after the anniversary of the date of this year's Meeting.

For any other meeting, the nomination or item of business must be received by the tenth day following the date of public disclosure of the date of the meeting.

Our Annual Meeting of Shareholders is generally held on the fourth Thursday of April. Assuming that our 2010 Annual Meeting is held on schedule, we must receive notice of your intention to introduce a nomination or other item of business at that meeting by February 21, 2010. If we do not receive notice by that date, or if we meet certain other requirements of the SEC rules, the persons named as proxies in the proxy materials relating to that meeting will use their discretion in voting the proxies when these matters are raised at the meeting.

The nomination must contain the following information about the nominee (amongst other information, as specified in the By-laws):

- name;
- age;
- business and residence addresses;
- principal occupation or employment;
- the number of shares of common stock beneficially owned by the nominee;
- the information that would be required under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such nominee as a Director; and
- a signed consent of the nominee to serve as a Director of the Company, if elected.

Notice of a proposed item of business must include (amongst other information, as specified in the By-laws):

- a brief description of the substance of, and the reasons for conducting, such business at the Annual Meeting;
- the shareholder's name and address as they appear on our records;
- the number of shares of common stock beneficially owned by the shareholder (with supporting documentation where appropriate); and
- any material interest of the shareholder in such business.

The Board is not aware of any matters that are expected to come before the 2009 Annual Meeting other than those referred to in this Proxy Statement. If any other matter should come before the Annual Meeting, the Proxy Committee appointed by the Board of Directors intends to vote the proxies in accordance with their best judgment.

The chairman of the Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with the foregoing procedures.

Whether or not you plan to attend the Meeting, please vote by telephone, on the Internet, or by mail.

If you vote by telephone, the call is toll-free. No postage is required for mailing in the United States if you vote by mail using the enclosed prepaid envelope.

By order of the Board of Directors,

Amy W. Schulman
Senior Vice President, General Counsel and Corporate Secretary

Director Qualification Standards

Determination of Independence

To be considered "independent" for purposes of these standards, a director must be determined, by resolution of the Board as a whole, after due deliberation, to have no material relationship with the Company other than as a director. These determinations will be made public annually prior to the directors standing for election to the Board. Except as otherwise noted below, the "Company" includes Pfizer Inc. and its consolidated subsidiaries. In each case, the Board shall broadly consider all relevant facts and circumstances and shall apply the following standards:

1. In no event will a director be considered "independent" if:

   (i) the director is, or has been within the last three years, an employee of the Company; or

   (ii) an immediate family member of the director is, or has been within the last three years, an executive officer of the Company; or

   (iii) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company (other than director's fees and pension or other forms of deferred compensation for prior service with the Company); or

   (iv) (A) the director or an immediate family member of the director is a current partner of the firm that is the Company's independent registered public accounting firm; or (B) the director is a current employee of such firm; or (C) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice, or (D) the director or an immediate family member of the director was within the last three years (but is no longer) a partner or employee of such firm and personally worked on the Company's audit within that time; or

   (v) an executive officer of the Company serves or served on the compensation committee of the board of directors of a company that, at the same time within the last three years, employs or employed either the director or an immediate family member of the director as an executive officer.

2. Audit Committee members may not have any direct or indirect financial relationship whatsoever with the Company other than as directors, and may not be affiliated persons of the Company. Audit committee members may receive directors' fees, in the form of cash, stock, stock units, stock options or other in-kind consideration ordinarily available to directors, and fixed amounts of compensation for prior service with the Company.

3. No director, or immediate family member of a director, may serve as a paid consultant or advisor to the Company or to any executive officer of the Company, or may have a personal services contract with the Company or with any executive officer of the Company.

4. The following commercial relationships will not be considered to be material relationships that would impair a director's independence: (i) if a director is a current employee, or an immediate family member of a director of the Company is a current executive officer of another company that does business with the Company and the annual sales to, or purchases from, the Company in any of the last three fiscal years were less than one percent of the annual revenues of the company the director or the director's immediate family member serves as an executive officer or employee, as applicable; or (ii) if a director or an immediate family member of a director of the Company is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than one percent of the total consolidated assets of the company he or she serves as an executive officer.

5. The following not-for-profit relationship will not be considered to be a material relationship that would impair a director's independence: if a director of the Company, or a director's spouse, serves as an executive officer of a not-for-profit organization, and the Company's, or the Pfizer Foundation's discretionary charitable contributions to the organization, in the aggregate, are less than two percent (or $1,000,000, whichever is greater) of that organization's latest publicly available total revenues.

6. Annually, the Board will review all commercial and charitable relationships of directors to determine whether directors meet the categorical independence tests described in paragraphs 4 and 5. The Board may determine that a director who has a relationship that exceeds the limits described in paragraph 4 (to the extent that any such relationship would not constitute a bar to independence under the New York Stock Exchange listing standards) or paragraph 5, is nonetheless independent. The Company will explain in the next proxy statement the basis for any Board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth in paragraphs 4 or 5.

7. The Company will not make any personal loans or extensions of credit to directors or executive officers.

8. To help maintain the independence of the Board, all directors are required to deal at arm's length with the Company and its subsidiaries and to disclose circumstances material to the director that might be perceived as a conflict of interest.

Charter
Audit Committee

Status

The Audit Committee is a committee of the Board of Directors.

Membership

The Audit Committee shall consist of three or more directors all of whom in the judgment of the Board of Directors shall be independent in accordance with New York Stock Exchange listing standards. Each member shall in the judgment of the Board of Directors have the ability to read and understand the Company's basic financial statements. At least one member of the Audit Committee shall in the judgment of the Board of Directors be an audit committee financial expert in accordance with the rules and regulations of the Securities and Exchange Commission and at least one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board of Directors have accounting or related financial management expertise in accordance with New York Stock Exchange listing standards.

Purpose

The Audit Committee shall represent and assist the Board of Directors with the oversight of: (a) the integrity of the Company's financial statements and internal controls, (b) the Company's compliance with legal and regulatory requirements, (c) the independent registered public accounting firm's qualifications and independence and (d) the performance of the Company's internal audit function and the independent registered public accounting firm. In addition, the Audit Committee shall prepare a report each year for inclusion in the Company's proxy statement relating to the election of directors. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

Responsibilities

1. Select and retain (subject to approval by the Company's stockholders), evaluate and terminate when appropriate, the independent registered public accounting firm, set the independent registered public accounting firm's compensation, oversee the work of the independent registered public accounting firm and pre-approve all audit services to be provided by the independent registered public accounting firm.
2. Pre-approve all permitted non-audit services to be performed by the independent registered public accounting firm and establish policies and procedures for the engagement of the independent registered public accounting firm to provide permitted audit and non-audit services.
3. At least annually, receive and review: (a) a report by the independent registered public accounting firm describing the independent registered public accounting firm's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, peer review or Public Company Accounting Oversight Board (PCAOB) review, of the independent auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) other required reports from the independent registered public accounting firm.
4. At least annually: (a) consider the independence of the independent registered public accounting firm, including whether the provision by the independent registered public accounting firm of permitted non-audit services is compatible with independence; and (b) obtain and review a report from the independent registered public accounting firm or its affiliates describing all relationships between the firm and the Company or individuals in a financial reporting oversight role at the Company, that may reasonably be thought to bear on the firm's independence, and discuss with the firm the potential effects of any disclosed relationships on the independence.

5. Review with the independent registered public accounting firm:

   (a) the scope and results of the audit;

   (b) any problems or difficulties that the auditor encountered in the course of the audit work, and management's response; and

   (c) any questions, comments or suggestions the auditor may have relating to the internal controls, and accounting practices and procedures, of the Company or its subsidiaries.

6. Review, at least annually, the scope and results of the internal audit program, including then current and future programs of the Company's Internal Audit Department, procedures for implementing accepted recommendations made by the independent registered public accounting firm, and any significant matters contained in reports from the Internal Audit Department.

7. Review with the independent registered public accounting firm, the Company's Internal Audit Department, and management: (a) the adequacy and effectiveness of the systems of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent registered public accounting firm or management), accounting practices, and disclosure controls and procedures (and management reports thereon), of the Company and its subsidiaries; and (b) current accounting trends and developments, and take such action with respect thereto as may be deemed appropriate.

8. Review with management and the independent registered public accounting firm the annual and quarterly financial statements of the Company, including: (a) any material changes in accounting principles or practices used in preparing the financial statements prior to the filing of a report on Form 10-K or 10-Q with the Securities and Exchange Commission; (b) disclosures relating to internal controls over financial reporting; (c) the items required by Statement of Auditing standards 61 as in effect at that time in the case of the annual statements and Statement of Auditing Standards No. 100 as in effect at that time in the case of the quarterly statements; and (d) meet to review the Company's specific disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included in the Company's Form 10-K or 10-Q filed with the Securities and Exchange Commission.

9. Recommend to the Board of Directors, based on the review described in paragraphs 4 and 8 above, whether the financial statements should be included in the annual report on Form 10-K.

10. Review earnings press releases, as well as Company policies with respect to earnings press releases, financial information and earnings guidance provided to analysts and rating agencies (this function may be performed by the Chair or the full Committee).

11. Discuss Company policies with respect to risk assessment and risk management, and review contingent liabilities and risks that may be material to the Company and major legislative and regulatory developments which could materially impact the Company's contingent liabilities and risks.

12. Review: (a) the status of compliance with laws, regulations, and internal procedures; and (b) the scope and status of systems designed to promote Company compliance with laws, regulations and internal procedures, through review of reports from management, legal counsel and third parties as determined by the Audit Committee.

13. Establish and oversee procedures for the confidential and anonymous receipt, retention and treatment of complaints regarding the Company's accounting, internal controls and auditing matters, as well as for the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters.

14. Establish policies for the hiring of employees and former employees of the independent registered public accounting firm.

15. Obtain the advice and assistance, as appropriate, of independent counsel and other advisors as necessary to fulfill the responsibilities of the Audit Committee, and receive appropriate funding from the Company, as determined by the Audit Committee, for the payment of compensation to any such advisors.
16. Conduct an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter.

Meetings

The Audit Committee shall meet at least six times each year and at such other times as it deems necessary to fulfill its responsibilities. The Audit Committee shall periodically meet separately, in executive session, with management, the internal auditor and the independent registered public accounting firm. The Audit Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations to the Board of Directors as appropriate.

Charter
Corporate Governance Committee

Status

The Corporate Governance Committee is a committee of the Board of Directors.

Membership

The Corporate Governance Committee shall consist of three or more directors all of whom in the judgment of the Board of Directors shall be independent in accordance with New York Stock Exchange listing standards.

Purpose

The Corporate Governance Committee is responsible for considering and making recommendations to the Board concerning the appropriate size, functions and needs of the Board. The Corporate Governance Committee may, at its sole discretion, engage director search firms and has the sole authority to approve the fees and other retention terms with respect to any such firms. The Corporate Governance Committee also has the authority, as necessary and appropriate, to consult with other outside advisors to assist in its duties to the Company.

Responsibilities

The Corporate Governance Committee's responsibilities include:

- Developing and recommending to the Board the criteria for Board membership. Candidates are selected for, among other things, their integrity, independence, diversity of experience, demonstrated leadership, and the ability to exercise sound judgment. Criteria considered include business experience, scientific and medical expertise, prior government service at policy making levels, and leadership in education, technology and other areas relevant to the Company's global business.
- considering, recruiting and recommending candidates to fill new positions on the Board;
- reviewing candidates recommended by shareholders;
- conducting the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates; and
- recommending Director nominees for approval by the Board and election by the shareholders.

The Committee's additional functions include:

- to consider questions of possible conflicts of interest of Board members and of our senior executives;
- to monitor and recommend the functions of the various committees of the Board;
- to recommend members of the committees;
- to advise on changes in Board compensation;
- to make recommendations on the structure of Board meetings;
- to consider matters of corporate governance and to review, at least annually, our Corporate Governance Principles;
- to consider, and review periodically, Director Qualification Standards;
- to review, periodically, our policy regarding the adoption of a Shareholder Rights Plan;
- to establish Director retirement policies;
- to review the functions of the senior officers and to make recommendations on changes;
- to review and approve transactions with any related persons in accordance with the Related Person Transaction Approval Policy;
- to review annually with the Chairman and Chief Executive Officer the job performance of elected corporate officers and other senior executives;
- to review the outside activities of senior executives;
- to review periodically with the Chairman and Chief Executive Officer the succession plans relating to positions held by elected corporate officers, and to make recommendations to the Board with respect to the selection of individuals to occupy these positions;
- to oversee the evaluation of the Board and its committees;
- to prepare an annual performance evaluation of the Corporate Governance Committee and annually evaluate the adequacy of its charter;
- to maintain an informed status on Company issues related to corporate social responsi-

bility and the Company's participation and visibility as a global corporate citizen.

- to monitor emerging issues potentially affecting the reputation of the pharmaceutical industry and the Company.

Meetings

The Corporate Governance Committee shall meet at least four times each year and at such other times as it deems necessary to fulfill its responsibilities. The Corporate Governance Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations to the Board of Directors as appropriate.

Charter
Compensation Committee

Status

The Compensation Committee is a committee of the Board of Directors.

Membership

The Compensation Committee shall consist of three or more directors, all of whom, in the judgment of the Board of Directors, shall be independent in accordance with New York Stock Exchange listing standards. In addition, a person may serve on the Compensation Committee only if the Board of Directors determines that he or she (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 and (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code.

Purpose

The purposes of the Compensation Committee are to discharge the responsibilities delegated by the Board of Directors relating to the determination and execution of the Company's compensation philosophy and the compensation of the Company's CEO and members of the Executive Leadership Team. Except as otherwise required by applicable laws, regulations or listing standards, all major decisions are considered by the Board of Directors as a whole.

Duties and Responsibilities

The Compensation Committee's duties and responsibilities include:

- reviewing and approving the Company's overall compensation philosophy and overseeing the administration of related compensation and benefit programs, policies and practices;
- reviewing and approving the Company's peer companies and data sources for purposes of evaluating our compensation competitiveness and establishing the appropriate competitive positioning of the levels and mix of compensation elements;
- establishing annual and long-term performance goals and objectives for the CEO and reviewing the goals approved by the CEO for the members of the Executive Leadership Team;
- evaluating the performance of the CEO and reviewing and approving the CEO's evaluation of the other members of the Executive Leadership Team in light of the approved performance goals and objectives;
- setting the compensation of the CEO and members of the Executive Leadership Team based upon the evaluation of their performance;
- approving or recommending employment agreements, offers of employment and other elements of compensation provided to the CEO and members of the Executive Leadership Team;
- approving or recommending severance arrangements for the CEO and members of the Executive Leadership Team, including change in control and similar provisions; and
- making recommendations to the Board of Directors with respect to new cash-based incentive compensation plans and equity-based compensation plans.

The Committee's decisions regarding performance goals and objectives, and the compensation of the CEO and members of the Executive Leadership Team, are reviewed and ratified by the outside directors of the Board.

The Compensation Committee's additional duties and responsibilities include:

- overseeing the administration of the Company's cash-based and equity-based compensation plans;
- reviewing and certifying awards under corporate performance-based plans;
- granting options and awards under the stock plans;
- reviewing and setting the compensation structure for senior executives whose individual compensation is not otherwise set by the Committee;
- determining officer stock ownership guidelines and monitoring compliance with such guidelines;

- preparing an annual performance evaluation of the Committee;
- reviewing and discussing with the Company's management the Compensation Discussion and Analysis (CD&A) to be included in the Company's annual proxy statement and determining whether to recommend to the Board of Directors that the CD&A be included in the proxy statement;
- providing the Compensation Committee Report for inclusion in the Company's proxy statement that complies with the rules and regulations of the Securities and Exchange Commission;
- annually evaluating the adequacy of this Charter; and
- performing such other duties and carrying out such other responsibilities as are consistent with this Charter.

The Committee has the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion.

The Compensation Committee may, in its sole discretion, employ a compensation consultant to assist in the execution of the responsibilities in this Charter. The Compensation Committee shall have the sole authority to approve the fees and other retention terms with respect to such a compensation consultant. The Compensation Committee also has the authority, as necessary and appropriate, to consult with other outside advisors to assist in its duties to the Company.

Meetings

The Compensation Committee shall meet at least four times each year and at such other times as it deems necessary to fulfill its responsibilities. The Compensation Committee shall report regularly to the Board of Directors with respect to its activities and make recommendations to the Board of Directors as appropriate.

Charter
Science and Technology Committee

Status

The Science and Technology Committee is a committee of the Board of Directors.

Purpose

The Science and Technology Committee shall periodically examine management's direction and investment in the Company's pharmaceutical research and development and technology initiatives. The Committee will function as a broadly knowledgeable and objective group of scientists and non-scientists to consider and report periodically to the Board on matters relating to the investment in the Company's research and development and technology initiatives.

Membership

The Science and Technology Committee shall consist of three or more directors. At least one member of the Committee shall, in the judgment of the Board of Directors, have scientific research expertise. The Committee may engage external consultants, providing a broad range of expertise in both basic and clinical sciences, as well as technologies.

Responsibilities

The Science and Technology Committee may meet privately with independent consultants and be free to speak directly and independently with any members of management in discharging its responsibilities.

The Committee shall meet at such times as it deems to be necessary or appropriate, but not less than twice each year, and shall report at the next Board meeting following each such committee meeting.

The Committee will conduct an annual evaluation of its effectiveness, to determine if the purpose and responsibilities are consistent with the guidelines of the Charter of the Science and Technology Committee, and are clearly aligned with the Company's strategic science and technology research goals and objectives.

In addition, the Committee will:

- review, evaluate and report to the Board of Directors regarding performance of the research leaders in achieving the long-term strategic goals and objectives and the quality and direction of the Company's pharmaceutical research and development programs.
- identify and discuss significant emerging science and technology issues and trends.
- determine whether there is sufficient and ongoing external review from world-class experts across both research and development, pertaining to the Company's therapeutic areas.
- review the Company's approaches to acquiring and maintaining a range of distinct technology positions (including, but not limited to, contracts, grants, collaborative efforts, alliances and venture capital).
- evaluate the soundness/risks associated with the technology in which the Company is investing its research and development efforts.
- periodically review the Company's overall patent strategies.

Charter of the Lead Independent Director

If the Chairman of the Board and Chief Executive Officer are the same person, the Pfizer Board of Directors will annually elect a non-management director to serve in a lead capacity. Although annually elected, the Lead Independent Director is generally expected to serve for more than one year.

The Lead Independent Director coordinates the activities of the other non-management directors, and performs such other duties and responsibilities as the Board of Directors may determine.

The specific responsibilities of the Lead Independent Director are as follows:

Preside at Executive Sessions

- Preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors.

Call Meetings of Independent Directors

- Has the authority to call meetings of the independent directors.

Function as Liaison with the Chairman

- Serve as principal liaison on Board-wide issues between the independent directors and the Chairman.

Approve appropriate provision of information to the Board such as board meeting agendas and schedules

- Approve the quality, quantity and timeliness of information sent to the Board as well as approving meeting agenda items.
- Facilitate the Board's approval of the number and frequency of board meetings, as well as meeting schedules to assure that there is sufficient time for discussion of all agenda items.

Authorize Retention of Outside Advisors and Consultants

- Authorize the retention of outside advisors and consultants who report directly to the Board of Directors on board-wide issues.

Shareholder Communication

- If requested by shareholders, ensures that he/she is available, when appropriate, for consultation and direct communication.

Pfizer Inc. 2004 Stock Plan, As Amended and Restated effective January 1, 2008 and April 23, 2009

SECTION 1. PURPOSE

The purpose of the Pfizer Inc. 2004 Stock Plan ("the Plan") is to furnish a material incentive to employees and non-employee Directors of the Company and its Affiliates by making available to them the benefits of a larger common stock ownership in the Company through stock options and awards. It is believed that these increased incentives stimulate the efforts of employees and non-employee Directors towards the continued success of the Company and its Affiliates, as well as assist in the recruitment of new employees and non-employee Directors. The Plan was amended and restated as of January 1, 2008, to reflect the intended exemption from Section 409A (as defined below) for certain Awards, as well as continued compliance with Section 409A for certain other Awards, and further amended and restated, as of April 23, 2009, to make certain other changes designed to promote the effective operation of the Plan and to replenish the number of Shares available for grant.

SECTION 2. DEFINITIONS

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" shall mean (i) any Person that directly, or through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company or (ii) any entity in which the Company has a significant equity interest, as determined by the Committee.

(b) "Award" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Performance Share, dividend equivalent, Other Stock Unit Award or any other right, interest or option relating to Shares issued and delivered pursuant to the provisions of the Plan.

(c) "Award Agreement" shall mean any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder, which in the sole and absolute discretion of the Committee may, but need not, be signed or acknowledged by the Company or the Participant.

(d) "Board" shall mean the Board of Directors of the Company.

(e) "Cause" shall mean a willful breach of duty in the course of employment. No act, or failure to act shall be deemed "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of the Company and its Affiliates.

(f) "Change in Control" shall mean the occurrence of any of the following events: (i) at any time during the initial two-year period following the Effective Date or during each subsequent Renewal Term, as the case may be, at least a majority of the Board shall cease to consist of "Continuing Directors" (meaning directors of the Company who either were directors at the beginning of such initial two-year period or subsequent Renewal Term, as the case may be, or who subsequently became directors and whose election, or nomination for election by the Company's stockholders, was approved by a majority of the then Continuing Directors); or (ii) any "person" or "group" (as determined for purposes of Section 13(d)(3) of the Exchange Act, except any majority-owned subsidiary of the Company or any employee benefit plan of the Company or any trust thereunder, shall have acquired "beneficial ownership" (as determined for purposes of Securities and Exchange Commission ("SEC") Regulation 13d-3) of Shares having 20% or more of the voting power of all outstanding Shares, unless such acquisition is approved by a majority of the directors of the Company in office immediately preceding such acquisition; or (iii) a merger or consolidation occurs to which the Company is a party, in which outstanding Shares are converted into shares of another company (other than a conversion into shares of voting common stock of the successor corporation or a holding company thereof

representing 80% of the voting power of all capital stock thereof outstanding immediately after the merger or consolidation) or other securities (of either the Company or another company) or cash or other property; or (iv) the sale of all, or substantially all, of the Company's assets occurs; or (v) the stockholders of the Company approve a plan of complete liquidation of the Company.

(g) "Change in Control Price" means, with respect to a Share, the higher of (A) the highest reported sales price, regular way, of such Share in any transaction reported on the New York Stock Exchange Composite Tape or other national exchange on which such Shares are listed or on the Nasdaq National Market during the 60-day period prior to and including the date of a Change in Control or Change in Control Event or (B) if the Change in Control or Change in Control Event is the result of a tender or exchange offer or a corporate transaction, the highest price per such Share paid in such tender or exchange offer or corporate transaction; provided, however, that in the case of an Award exempt from Section 409A, the Change in Control Price shall be the Fair Market Value of such Share on the date such Award is exercised or deemed exercised pursuant to Section 11. To the extent the consideration paid in any such transaction described above consists in full or in part of securities or other noncash consideration, the value of such securities or other noncash consideration shall be determined in the sole discretion of the Board.

(h) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(i) "Committee" shall mean the Compensation Committee of the Board or such other persons or committee to which it has delegated any authority, as may be appropriate. A person may serve on the Compensation Committee only if he or she (i) is a "Non-employee Director" for purposes of Rule 16b-3 under the Exchange Act, and (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Code.

(j) "Company" shall mean Pfizer Inc., a Delaware corporation.

(k) "Covered Employee" shall mean a "covered employee" within the meaning of Section 162(m)(3) of the Code, or any successor provision thereto.

(l) "Director" shall mean a member of the Board.

(m) "Effective Date" shall mean the date the Plan was last approved by the stockholders of the Company.

(n) "Employee" shall mean any employee of the Company or any Affiliate. For any and all purposes under this Plan, the term "Employee" shall not include a person hired as an independent contractor, leased employee, consultant or a person otherwise designated by the Committee, the Company or an Affiliate at the time of hire as not eligible to participate in or receive benefits under the Plan or not on the payroll, even if such ineligible person is subsequently determined to be a common law employee of the Company or an Affiliate or otherwise an employee by any governmental or judicial authority. Unless otherwise determined by the Committee in its sole discretion, for purposes of the Plan, an Employee shall be considered to have terminated employment or services and to have ceased to be an Employee if his or her employer ceases to be an Affiliate, even if he or she continues to be employed by such employer.

(o) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(p) "Fair Market Value" shall mean, with respect to Shares, as of any date, the closing price for the Shares as reported on the New York Stock Exchange for that date or, if no such price is reported for that date, the closing price on the next preceding date for which such price was reported, unless otherwise determined by the Committee, in a manner consistent with Section 409A.

(q) "Grandfathered Benefits" shall mean any Awards that were earned and vested as of December 31, 2004, within the meaning of Section 409A. Grandfathered Benefits are subject to the distribution rules under the Plan that were in effect on October 3, 2004 and are summarized on Appendix A.

(r) "Grant Date" shall mean the date on which an Award is granted.

(s) "Incentive Stock Option" shall mean an Option granted under Section 6 that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(t) "Key Employee" means an Employee treated as a "specified employee" as of his or her Separation from Service under Code Section 409A(a)(2)(B)(i), i.e., a key employee (as defined in Code Section 416(i) without regard to paragraph (5) thereof) of the Company or its Affiliates if the Company's stock is publicly traded on an established securities market or otherwise. Key Employees shall be determined under rules adopted by the Company in accordance with Section 409A. Key Employees shall also include those key employees who are eligible for the Company's Executive Long-Term Incentive Program as "specified employees" for the 12 month period following the specified employee effective date, if not already included pursuant to the foregoing. Key Employees shall be determined in accordance with Section 409A using a December 31 identification date and the listing of Key Employees as of any such identification date shall be effective for the 12-month period beginning on the effective date following the identification date. Notwithstanding the foregoing, the Committee may, under the alternative permissible methods allowable under Section 409A, adopt an alternative identification and effective date for purposes of determining which employees are Key Employees.

(u) "Nonqualified Stock Option" shall mean either an Option granted under Section 6 that is not intended to be an Incentive Stock Option or an Incentive Stock Option that has been disqualified.

(v) "Option" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

(w) "Other Stock Unit Award" shall mean any right granted to a Participant by the Committee pursuant to Section 10.

(x) "Participant" shall mean an Employee or a non-employee member of the Board who is selected by the Committee or the Board from time to time in their sole discretion to receive an Award under the Plan.

(y) "Performance Award" shall mean any Award of Performance Shares granted pursuant to Section 9.

(z) "Performance Period" shall mean a period of not less than one year, as established by the Committee at the time any Performance Award is granted or at any time thereafter, during which any performance goals specified by the Committee with respect to such Award are to be measured.

(aa) "Performance Share" shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or earlier (but no later than ninety (90) days after the commencement of the Performance Period).

(bb) "Person" shall mean any individual, corporation, partnership, association, limited liability company, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

(cc) "Renewal Term" shall mean the two-year period beginning on the second anniversary of the Effective Date and each successive two-year period thereafter.

(dd) "Restricted Stock" shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose (including, without limitation, any restriction on the right to vote such Share, and the right to receive any cash dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

(ee) "Restricted Stock Award" shall mean an award of Restricted Stock under Section 8.

(ff) "Section 409A" shall mean Section 409A of the Code and the regulations and other guidance issued thereunder by the U.S. Treasury or Internal Revenue Service.

(gg) "Retirement" shall mean having attained a minimum age of 55 and a minimum of 10 years of service at the time of a Participant's separation from the Company, unless determined otherwise by the Committee, and which shall also constitute a Separation from Service.

(hh) "Separation from Service" means a "separation from service" within the meaning of Section 409A.

(ii) "Shares" shall mean the shares of common stock of the Company.

(jj) "Stock Appreciation Right" shall mean any right granted to a Participant pursuant to Section 7 to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right on the date of grant, or if granted in connection with an outstanding Option on the date of grant of the related Option, as specified by the Committee in its sole discretion, which, except in connection with an adjustment provided in Section 4(c), shall not be less than the Fair Market Value of one Share on such date of grant of the right or the related Option, as the case may be. Any payment by the Company in respect of such right may be made in cash, Shares, other property, or any combination thereof, as the Committee, in its sole discretion, shall determine.

(kk) "Substitute Awards" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or an Affiliate or with which the Company or an Affiliate combines.

(ll) "Total and Permanent Disability" shall mean total and permanent disability as determined in accordance with rules established by the Committee, and in compliance with Section 409A.

(mm) "Vesting Period" shall mean the period of time before unrestricted shares become non-forfeitable and issuable to a Participant within the meaning of Section 10.

SECTION 3. ADMINISTRATION

The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to (a) select the Employees of the Company and its Affiliates to whom Awards may from time to time be granted hereunder; (b) determine the type or types of Award to be granted to each Participant hereunder; (c) determine the number of Shares to be covered by or relating to each Award granted hereunder; (d) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder; (e) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property or canceled or suspended, consistent with the terms of the Plan; (f) determine whether, to what extent, and under what circumstances payment of cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant, consistent with the terms of the Plan; (g) interpret and administer the Plan and any instrument or agreement entered into under the Plan; (h) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (i) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan. The Committee may, in its sole and absolute discretion, and subject to the provisions of the Plan, from time to time delegate any or all of its authority to administer the Plan to any other persons or committee as it deems necessary or appropriate for the proper administration of the Plan, except that no such delegation shall be made in the case of Awards intended to be qualified under Section 162(m) of the Code. The decisions of the Committee shall be final, conclusive and binding with respect to the interpretation and administration of the Plan and any grant made under it. The

Committee shall make, in its sole discretion, all determinations arising in the administration, construction or interpretation of the Plan and Awards under the Plan, including the right to construe disputed or doubtful Plan or Award terms and provisions, and any such determination shall be conclusive and binding on all persons, except as otherwise provided by law. A majority of the members of the Committee may determine its actions and fix the time and place of its meetings.

Except as provided in Section 12, the Committee shall be authorized to make adjustments in Performance Award criteria or in the terms and conditions of other Awards in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in applicable laws, regulations or accounting principles. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry it into effect. In the event that the Company shall assume outstanding employee benefit awards or the right or obligation to make future such awards in connection with the acquisition of or combination with another corporation or business entity, the Committee may, in its discretion, make such adjustments in the terms of Awards under the Plan as it shall deem appropriate.

SECTION 4. SHARES SUBJECT TO THE PLAN

(a) Subject to adjustment as provided in Section 4(c), a total of four hundred twenty-five million (425,000,000) Shares shall be authorized for grant pursuant to Awards under the Plan, plus any shares remaining available for grant under the Plan as of the Effective Date, provided that no more than four hundred twenty-five million (425,000,000) Shares may be granted as Incentive Stock Options. Any Shares granted in connection with Options and Stock Appreciation Rights shall be counted against this limit as one (1) Share for every one (1) Option or Stock Appreciation Right awarded. Any Shares granted in connection with Awards other than Options and Stock Appreciation Rights shall be counted against this limit as two (2) Shares for every one (1) Share granted in connection with such Award or by which the Award is valued by reference. No Participant under this Plan shall be granted Options, Stock Appreciation Rights or other Awards (counted, as described above, as two (2) Shares awarded for every one Share issued in connection with such Award or by which the Award is valued by reference) in any consecutive 36-month period covering more than eight million (8,000,000) Shares The grant limit under the preceding sentence shall apply to an Award other than an Option or Stock Appreciation Right only if the Award is intended to be "performance-based" as that term is used in Section 162(m) of the Code. No Award will be granted to any Participant who owns more than ten percent of the stock of the Company within the meaning of Section 422 of the Code.

(b) Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased in the open market or otherwise.

(c) In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, extraordinary cash dividend, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee, in its sole discretion, deems equitable or appropriate, including, without limitation, such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate in its sole discretion; provided, however, that the number of Shares subject to any Award shall always be a whole number and further provided that in no event may any change be made to an Incentive Stock Option which would constitute a modification within the meaning of Section 424(h)(3) of the Code. Moreover, notwithstanding anything herein to the cont-

rary, an adjustment to an Award under this Section 4(c) may not be made in a manner that would result in the grant of a new Option or Stock Appreciation Right under Section 409A, unless the Committee specifically determines that such adjustment is desirable and will not cause the modified award to create adverse tax consequences under Section 409A.

(d) Any Shares subject to Awards that terminate, expire, or are forfeited, cancelled or settled in cash, either in whole or in part, may be used for the further grant of Awards to the extent of such termination, forfeiture, cancellation or settlement. Any Shares that again become available for future grants pursuant to the preceding sentence shall be added back as one (1) Share if such Shares were subject to Options or Stock Appreciation Rights, and as two (2) Shares if such Shares were subject to Awards other than Options or Stock Appreciation Rights. In addition, in the case of any Substitute Award, Shares delivered or deliverable in connection with such assumed or Substitute Award shall not reduce the number of Shares authorized for grant in Section 4(a) above. Notwithstanding the foregoing, Shares subject to an Award under the Plan may not again be made available for issuance or delivery under the Plan if such Shares are (i) Shares that were subject to a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Stock Appreciation Right, (ii) Shares delivered or withheld by the Company to pay the exercise price of an Option, (iii) Shares delivered to or withheld by the Company to pay the withholding taxes related to an Award, or (iv) Shares repurchased on the open market with the proceeds of an Option exercise.

SECTION 5. ELIGIBILITY

Any Employee or non-employee Director shall be eligible to be selected as a Participant; provided, however, that Incentive Stock Options shall only be awarded to Employees of the Company, or a parent or Affiliate, within the meaning of Section 422 of the Code. Notwithstanding any provision in this Plan to the contrary, the non-employee Directors, including a designated committee of the Board composed solely of non-employee Directors, shall have the authority, in their sole and absolute discretion, to select non-employee Directors as Participants who are eligible to receive Awards other than Incentive Stock Options under the Plan. The non-employee Directors shall set the terms of any such Awards in their sole and absolute discretion, and the non-employee Directors shall be responsible for administering and construing such Awards in substantially the same manner that the Committee administers and construes Awards to Employees.

SECTION 6. STOCK OPTIONS

Options may be granted hereunder to any Participant, either alone or in addition to other Awards granted under the Plan and shall be subject to the following terms and conditions:

(a) Option Price. The option price per Share shall be not less than the Fair Market Value of the Shares on the date the Option is granted.

(b) Number of Shares. The Option shall state the number of Shares covered thereby.

(c) Exercise of Option. Unless otherwise determined by the Committee, an Option will be deemed exercised by the optionee, or in the event of death, an option shall be deemed exercised by the estate of the optionee, or by a person who acquired the right to exercise such option by bequest or inheritance or by reason of the death of the optionee, upon delivery of (i) a notice of exercise to the Company or its representative, or by using other methods of notice as the Committee shall adopt, and (ii) accompanying payment of the option price or other methods of satisfying the option exercise prices as approved by the Committee and in accordance with any restrictions as the Committee shall adopt. The notice of exercise, once delivered, shall be irrevocable. Notwithstanding the above, and unless the Committee determines otherwise, in the event that (i) an optionee dies, (ii) his representative has a right to exercise an Option, (iii) the Option is not exercised by the last day on which it is exercisable, and (iv) the option price per share is below the Fair Market Value of a Share on such date, the Option shall be deemed exercised on such date via a cashless exercise procedure and the resulting proceeds net of the option price and any required tax withholding shall be paid to the representative.

(d) Term of Option. The Committee shall determine the option exercise period of each Option. The period for Incentive Stock Options shall not exceed ten years from the grant date. A Nonqualified Stock Option may be exercisable for a period of up to ten years and six months so as to conform with or take advantage of governmental requirements, statutes or regulations.

(e) First Exercisable Date. Except in the case of death, Total and Permanent Disability, Change in Control or the sale or restructuring of a business or plant closing, no Option may be exercised during the first year of its term or such longer period as may be specified in the Option.

(f) Termination of Option. All Options shall terminate upon their expiration, their surrender, upon breach by the optionee of any provisions of the Option, or in accordance with any other rules and procedures incorporated into the terms and conditions governing the Options as the Committee shall deem advisable or appropriate.

(g) Incorporation by Reference. The Option shall contain a provision that all the applicable terms and conditions of this Plan are incorporated by reference therein.

(h) Other Provisions. The Option shall also be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth. In addition, Incentive Stock Options shall contain such other provisions as may be necessary to meet the requirements of the Code and the Treasury Department rulings and regulations issued thereunder with respect to Incentive Stock Options.

(i) Exemption from Section 409A. It is intended that all Options granted under this Plan will be exempt from Section 409A. Nevertheless, the Company does not represent, covenant or guarantee that any particular Award made under the Plan will qualify for favorable tax treatment (e.g., as in incentive stock options) or will avoid unfavorable tax consequences to the Participant (e.g., Section 409A penalties).

SECTION 7. STOCK APPRECIATION RIGHTS

(a) Grant of a Stock Appreciation Right. Stock Appreciation Rights may be granted hereunder to any Participant, either alone ("freestanding") or in addition to other Awards granted under the Plan and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights need not be the same with respect to each recipient. Any Stock Appreciation Right related to a Nonqualified Stock Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option. Any Stock Appreciation Right related to an Incentive Stock Option must be granted at the same time such Option is granted. In the case of any Stock Appreciation Right related to any Option, the Stock Appreciation Right or applicable portion thereof shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a Stock Appreciation Right granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the Stock Appreciation Right. Any Option related to any Stock Appreciation Right shall no longer be exercisable to the extent the related Stock Appreciation Right has been exercised.

(b) Terms. The Committee may impose such terms and conditions or restrictions on the exercise of any Stock Appreciation Right, as it shall deem advisable or appropriate; provided that a Stock Appreciation Right shall not have an exercise price less than Fair Market Value of a Share on the date of grant or a term of greater than ten years.

(c) Section 409A. Stock Appreciation Rights may be granted hereunder by the Committee either (i) in a manner consistent with Section 409A such that the Stock Appreciation Right will not provide for a deferral of compensation under Section 409A, or (ii) in a manner that is intended from grant to subject the Stock Appreciation Right to Section 409A. In the event Stock Appreciation Rights are granted to

be so subject to Section 409A, then the Stock Appreciation Right shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, as specified and set forth by the Committee in an Award Agreement at the time of grant, and shall otherwise be granted, administered, settled and paid in accordance with Section 409A. Notwithstanding the foregoing, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

SECTION 8. RESTRICTED STOCK

(a) Grant of Restricted Stock. A Restricted Stock Award shall be subject to restrictions imposed by the Committee at the time of grant for a period of time specified by the Committee (the "Restriction Period"). Restricted Stock Awards may be issued hereunder to Participants for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. Any Award of Restricted Stock shall also be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth. Except in the event of a termination of employment due to death, Retirement, Total and Permanent Disability, Change in Control or the sale or restructuring of a business or plant closing, Restricted Stock Awards shall have a Restriction Period of not less than three (3) years from the date of grant, which may include pro-rata lapsing of restrictions thereon. In the event of a termination of employment due to death, Total and Permanent Disability or a Change in Control, awards of Restricted Stock immediately and fully vest. In the event of a termination of employment due to Retirement or a sale or restructuring of a business or plant closing, awards of Restricted Stock vest pro-rata. Notwithstanding the above, Awards covering up to five (5) percent of the total number of Shares that may be issued or delivered under the Plan (other than as Awards of Options or Stock Appreciation Rights) may contain no restrictions or be subject to a Restriction Period of less than three (3) years.

(b) Registration. Any Restricted Stock issued hereunder may be evidenced in such manner, as the Committee, in its sole discretion, shall deem appropriate, including, without limitation, book entry registration or issuance of a stock certificate or certificates. In the event any stock certificates are issued in respect of Shares of Restricted Stock awarded under the Plan, such certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award.

(c) Section 409A. Restricted Stock Awards may be granted hereunder by the Committee either (i) in a manner consistent with Section 409A such that the Restricted Stock Award not provide for a deferral of compensation under Section 409A, or (ii) in a manner that is intended from grant to subject the Restricted Stock Award to Section 409A. In the event Restricted Stock Awards are subject to Section 409A, then the Restricted Stock Award shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, as specified and set forth by the Committee in an Award Agreement at the time of grant, and shall otherwise be granted, administered, settled and paid in accordance with Section 409A. Notwithstanding the foregoing, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

SECTION 9. PERFORMANCE AWARDS

Performance Awards may be paid in cash, Shares, other property, or any combination thereof, and may be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as set forth, in the sole discretion of the Committee at the time of payment. The performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Awards will be paid in a lump sum

prior to the 15th day of the third month of the year immediately following the year in which the close of the Performance Period occurs in accordance with the applicable short-term deferral exception provisions of Section 409A, or, in accordance with procedures established by the Committee and the applicable provisions of Section 409A, on a deferred basis pursuant to Section 15 hereof, if applicable. All Performance Awards must satisfy the definition of "performance-based compensation" of Treasury Regulation Section 1.409A-1(e), but the Committee may designate whether any Performance Award, either alone or in addition to other Awards granted under the Plan, being granted to any Employee is intended to be "performance-based compensation" as that term is used in Section 162(m) of the Code. Any such awards designated to be "performance-based compensation" within the meaning of Code Section 162(m) shall be conditioned on the achievement of one or more performance measures, to the extent required by Code Section 162(m), and shall be issued in accordance with Section 12. Except in the event of a Change in Control or Change in Control Event described in Section 11, in the event Performance Awards are subject to Section 409A, then the Performance Award shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, in accordance with rules established by the Committee at the time of grant, and shall otherwise be granted, administered, settled and paid in accordance with Section 409A. Notwithstanding the foregoing, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

SECTION 10. OTHER STOCK UNIT AWARDS

(a) Stock and Administration. Awards that are valued by reference to, or are otherwise based on, Shares ("Other Stock Unit Awards") may be granted hereunder to Participants, either alone or in addition to other Awards granted under the Plan, and such Other Stock Unit Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. Other Stock Unit Awards may be paid in Shares, cash or any other form of property, as the Committee shall determine. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom and the time or times at which such Awards shall be made, the number of Shares to be issued or delivered pursuant to such Awards, and all other conditions of the Awards. Any Other Stock Unit Awards shall be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth. Except in the event of a termination of employment due to death, Retirement, Total and Permanent Disability, Change in Control or the sale or restructuring of a business or plant closing, Other Stock Unit Awards shall have a Vesting Period of not less than three (3) years, which may include pro-rata lapsing of restrictions thereon. In the event of a termination of employment due to death, Total and Permanent Disability or a Change in Control, Other Stock Awards immediately and fully vest. In the event of a termination of employment due to Retirement or a sale or restructuring of a business or plant closing, Other Stock Awards vest pro-rata. Notwithstanding the above, Awards covering up to five (5) percent of the total number of Shares that may be issued or delivered under the Plan (other than as Awards of Options or Stock Appreciation Rights) may contain no restrictions or be subject to a Vesting Period of less than three (3) years.

(b) Other Provisions. Shares (including securities convertible into Shares) subject to Awards granted under this Section 10 may be issued for no cash consideration or for such minimum consideration as may be required by applicable law.

(c) Section 409A. Other Stock Unit Awards may be granted hereunder by the Committee (i) in a manner consistent with Section 409A such that the Other Stock Unit Awards will not provide for a deferral of compensation under Section 409A, or (ii) in a manner that will subject the Other Stock Unit Award to Section 409A. In the event Other Stock Unit Awards are granted to be so subject to Section 409A, then the Other Stock Unit Awards shall be settled and paid in a single lump sum (i) as of a specified date, (ii) upon the Participant's Separation from Service, or (iii) the earlier of (i) or (ii) hereof, as specified by the Committee at the time of grant

or otherwise in a fashion which is compliant with Section 409A, and shall otherwise be granted, administered, settled and paid in compliance with Section 409A. Notwithstanding the foregoing, any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

(d) Section 162(m) Deferrals. Except for Other Stock Unit Awards which are subject to the satisfaction of performance goals, any outstanding Other Stock Unit Awards that are scheduled to be settled or otherwise paid to a Participant during a taxable year in which such Participant is, or is likely to be, a Covered Employee, shall automatically be deferred into the Pfizer Inc Deferred Compensation Plan, as Amended and Restated, effective January 1, 2008, in accordance with the terms of such plan and in compliance with the applicable provisions of Section 409A until the earlier of (i) the first day of the Participant's first taxable year in which the Company reasonably anticipates that if the payment is made during such year, the deduction of such payment by the Company will not be barred by the application of Code Section 162(m), or (ii) the Participant's Separation from Service. Notwithstanding the foregoing, any such payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

SECTION 11. CHANGE IN CONTROL PROVISIONS

(a) Unless the Committee or Board shall determine otherwise at the time of grant with respect to a particular Award, and notwithstanding any other provision of the Plan to the contrary, in the event a Participant's employment or service is involuntarily terminated without Cause (as determined by the Committee or Board in its sole discretion) during the 24-month period following a Change in Control, and provided that, with respect to any Awards that are considered deferred compensation under Section 409A, the Participant's involuntary termination of employment or service also constitutes a Separation from Service:

(i) notwithstanding a provision in any Award Agreement to the contrary, any Options and Stock Appreciation Rights outstanding and which are not then exercisable and vested shall upon such involuntary termination fully vest and become exercisable for their full term, and shall remain in effect for the respective terms of such award as set forth in the grant documents at the time of grant notwithstanding such involuntary termination.

(ii) any vested Options and Stock Appreciation Rights outstanding shall remain in effect and be exercisable for the respective terms of such award as set forth in the grant documents at the time of grant notwithstanding such involuntary termination;

(iii) the restrictions and deferral limitations applicable to any Restricted Stock shall lapse, and such Restricted Stock shall immediately become free of all restrictions and limitations and become fully vested and transferable to the full extent of the original grant;

(iv) all Performance Awards shall be considered to be earned and payable in full, based on the applicable performance criteria or, if not determinable, at the target level and any deferral or other restriction shall lapse and such Performance Awards shall be immediately settled and paid upon the Participant's Separation from Service (and the Participant shall have no discretion to choose the date of settlement and payment) provided, however, that any such settlement and payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee); and

(v) the restrictions and deferral limitations and other conditions applicable to any Other Stock Unit Awards or any other Awards shall immediately lapse, and any such Other Stock Unit Awards or such other Awards shall become free of all

restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant;

(vi) notwithstanding any other provision of this Section 11(a), the proceeds, from exercise or otherwise, of any Options, Stock Appreciation Rights, Restricted Stock, Performance Shares or Other Stock Unit Awards that are considered deferred compensation under Section 409A shall be paid (and if not exercised prior to the date of the Participant's Separation from Service, shall be deemed exercised and settled and paid) upon the Participant's Separation from Service (and the Participant shall have no discretion to choose the date of payment) provided, however, that any such payment may not be made to a Key Employee upon a Separation from Service before the date which is 6 months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

(b) Change in Control Cash Out. Notwithstanding any other provision of the Plan, in the event of a Change in Control, or, with respect to Options, Stock Appreciation Rights, Restricted Stock, Performance Shares or Other Stock Unit Awards that are considered deferred compensation under Section 409A, in the event of a Change in Control that is also a "Change in Control Event" described in Section 409A(a)(2)(A)(v) or otherwise under Section 409A, (i) the Committee or Board may, in its discretion, provide in the terms of the Option, Stock Appreciation Right, Restricted Stock, Performance Share or Other Stock Unit Award that is intended to be exempt from Section 409A, that such Option, Stock Appreciation Right, Restricted Stock, Performance Share or Other Stock Unit Award shall, upon the occurrence of a Change in Control, be cancelled in exchange for a cash payment to be made within 60 days of the Change in Control (and the Participant shall have no discretion to choose the date of payment) in an amount equal to the amount by which the Fair Market Value per Share on the date of the payment exceeds the purchase price per Share under the Option or Stock Appreciation Right multiplied by the number of Shares issued and delivered under the Option or Stock Appreciation Right, or in an amount equal to the Fair Market Value per Share on the date of the payment for the Restricted Stock, Performance Share, or Other Stock Unit Award, or (ii) the Committee or Board may, in its discretion, provide in the terms of an Option, Stock Appreciation Right, Restricted Stock, Performance Share, or Other Stock Unit Award that is deferred compensation under Section 409A, that such Option, Stock Appreciation Right, Restricted Stock, Performance Share or Other Stock Unit shall, upon the occurrence of a Change in Control Event, be cancelled in exchange for a cash payment to be made within 60 days of the Change in Control Event (and the Participant shall have no discretion to choose the date of payment) in an amount equal to the amount by which the Change in Control Price per Share exceeds the purchase price per Share under the Option or Stock Appreciation Right, multiplied by the number of Shares issued and delivered under the Option or Stock Appreciation Right, or in an amount equal to the Change in Control Price per Share for the Restricted Stock, Performance Share or Other Stock Unit Award.

(c) Notwithstanding the above, if the Change in Control is the result of a transaction pursuant to Section 2(e)(iii) and the surviving entity does not assume, substitute or replace Awards, such Awards shall become fully vested and immediately exercisable or transferable to the full extent of the original grant upon the Change in Control and shall be distributed, settled or paid in full within 90 days of the Change in Control as provided in Section 11(b) above.

SECTION 12. CODE SECTION 162(m) PROVISIONS

(a) Notwithstanding any other provision of the Plan if the Committee determines at the time, a Performance Award is granted to a Participant who is then an officer that such Participant is, or is likely to be as of the end of the tax year in which the Company would ordinarily claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that this Section 12 is applicable to such Award.

(b) If a Performance Award is subject to this Section 12, then the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels of one or any combination of the following: revenues, cost reductions, operating income, income before taxes, net income, adjusted net income, earnings per share, adjusted earnings per share, operating margins, working capital measures, return on assets, return on equity, return on invested capital, cash flow measures, market share, shareholder return or economic value added of the Company or the Affiliate or division of the Company for or within which the Participant is primarily employed. Such performance goals also may be based on the achievement of specified levels of Company performance (or performance of an applicable Affiliate or division of the Company) under one or more of the measures described above relative to the performance of other corporations. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder.

(c) In setting performance goals, the Committee may provide in any such Award Agreement that resulting from the following items shall be included or excluded: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results, (iv) charges for any reorganization and restructuring programs; (v) extraordinary nonrecurring charges or losses as described in Accounting Principles Board Opinion No. 30 and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in the Company's annual report to stockholders for the applicable year, (vi) the impact of acquisitions or divestitures; (vii) foreign exchange gains and losses and (viii) gains or losses on asset sales. To the extent such inclusions or exclusions affect Awards to a Covered Employee, they shall be prescribed in a form that satisfies the requirements for "performance-based compensation" within the meaning of Section 162(m) of the Code.

(d) Notwithstanding any provision of the Plan other than Section 11, with respect to any Performance Award that is subject to this Section 12, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or Total and Permanent Disability of the Participant, or under such other conditions where such waiver will not jeopardize the treatment of other Awards under this Section as "performance-based compensation" under Section 162(m) of the Code.

(e) The Committee shall have the power to impose such other restrictions on Awards subject to this Section 12 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(c) of the Code, or any successor provision thereto.

SECTION 13. AMENDMENTS AND TERMINATION

The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (a) stockholder approval if such approval is necessary to qualify for or comply with any tax or regulatory requirement for which or with which the Board deems it necessary or desirable to qualify or comply, (b) the consent of the affected Participant, if such action would materially impair the rights of such Participant under any outstanding Award or (c) approval of the holders of a majority of the outstanding Common Stock present or represented by proxy and entitled to vote at a meeting of the Company's stockholders with respect to any alteration or amendment to the Plan which increases the maximum number of shares of Common Stock which may be issued under the Plan or the number of shares of such stock which may be issued to any one Participant, extends the term of the Plan or of options granted thereunder, changes the eligibility criteria in Section 5, or reduces the

option price below that now provided for in the Plan. In addition, notwithstanding the above, any termination of the Plan shall comply with all requirements under Section 409A that are necessary to be met to avoid adverse tax consequences to Participants under Section 409A.

The Committee may delegate to another committee, as it may appoint, the authority to take any action consistent with the terms of the Plan, either before or after an Award has been granted, which such other committee deems necessary or advisable to comply with any government laws or regulatory requirements of a foreign country, including but not limited to, modifying or amending the terms and conditions governing any Awards, or establishing any local country plans as sub-plans to this Plan. In addition, under all circumstances, the Committee may make non-substantive administrative changes to the Plan as to conform with or take advantage of governmental requirements, statutes or regulations.

The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but no such amendment shall (a) materially impair the rights of any Participant without his or her consent, (b) except for adjustments made pursuant to Section 4(c) or in connection with Substitute Awards, reduce the exercise price of outstanding Options or Stock Appreciation Rights or cancel or amend outstanding Options or Stock Appreciation Rights for the purpose of repricing, replacing or regranting such Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights or cancel or amend outstanding Options or Stock Appreciation Rights with an exercise price that is greater than the Fair Market Value of a Share for the purpose of exchanging such Options or Stock Appreciation Rights for cash or any other Awards without stockholder approval or (c) cause any Award intended to be exempt from Section 409A to become subject to Section 409A. Notwithstanding the foregoing, the Committee may amend the terms of any award heretofore granted, prospectively or retroactively, in order to cure any potential defects under Section 409A, in a manner deemed appropriate by the Committee in it sole discretion, without the consent of the Participant. Any change or adjustment to an outstanding Incentive Stock Option shall not, without the consent of the Participant, be made in a manner so as to constitute a "modification" that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option. Notwithstanding the foregoing, any adjustments made pursuant to Section 4(c) shall not be subject to these restrictions.

Notwithstanding the foregoing, no amendment of the Plan shall apply to amounts that were earned and vested (within the meaning of Section 409A) under the Plan prior to 2005, unless the amendment specifically provides that it applies to such amounts. The purpose of this restriction is to prevent a Plan amendment from resulting in an inadvertent "material modification" to amounts that are Grandfathered Benefits.

SECTION 14. DIVIDENDS

Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award (including, without limitation, any deferred Award) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, cash or stock dividends, or cash payments in amounts equivalent to cash or stock dividends on Shares ("dividend equivalents") with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested. Provided however, that if the receipt of any such dividend equivalents granted with respect to Options, Restricted Stock, Other Stock Unit Awards and Stock Appreciation Rights is contingent upon the exercise of the Options or Stock Appreciation Right, or the vesting of the Restricted Stock or Other Stock Unit Awards, then the Options, Restricted Stock, Other Stock Unit Awards, or Stock Appreciation Rights shall be granted and administered in accordance with all applicable provisions of Section 409A.

SECTION 15. DEFERRAL OF AWARDS UNDER THE COMPANY'S DEFERRED COMPENSATION PLAN

Except as otherwise provided in this Plan, the Committee may provide upon the granting of an Award hereunder, other than an Award that is intended to be a stock right which does not constitute a deferral of compensation within the meaning of Treasury Regulations Section 1.409A-1(a)(5) so that it is subject to the requirement that it not include any feature for the deferral of compensation until an event enumerated in such provision, that

it is eligible to be deferred under, and pursuant to the terms and conditions of, the Pfizer Inc Deferred Compensation Plan, as Amended and Restated, effective January 1, 2008. Any such deferral shall be in accordance with the terms of such plan and in compliance with the applicable provisions of Section 409A.

SECTION 16. GENERAL PROVISIONS

(a) An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Awardee, only by the Awardee; provided that the Committee, in its sole discretion, may permit additional transferability, on a general or specific basis, other than to a third party for consideration, and may impose conditions and limitations on any permitted transferability.

(b) No Employee shall have the right to be selected to receive an Option or other Award under this Plan or, having been so selected, to be selected to receive a future Award grant or Option. Neither the Award nor any benefits arising out of this Plan shall constitute part of a Participant's employment or service contract with the Company or any Affiliate and, accordingly, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Company without giving rise to liability on the part of the Company or any Affiliate for severance payments. The Awards under this Plan are not intended to be treated as compensation for any purpose under any other Company plan.

(c) No Employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees or Participants under the Plan.

(d) The prospective recipient of any Award under the Plan shall not, with respect to such Award, be deemed to have become a Participant, or to have any rights with respect to such Award, until and unless such recipient shall have accepted any Award Agreement or other instrument evidencing the Award.

(e) Nothing in the Plan or any Award granted under the Plan shall be deemed to constitute an employment or service contract or confer or be deemed to confer on any Employee or Participant any right to continue in the employ or service of, or to continue any other relationship with, the Company or any Affiliate or limit in any way the right of the Company or any Affiliate to terminate an Employee's employment or Participant's service at any time, with or without Cause.

(f) All Shares delivered under the Plan pursuant to any Award shall be subject to such stock-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g) No Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole discretion has determined that any such offer, if made, would comply with all applicable requirements of the U.S. federal securities laws and any other laws to which such offer, if made, would be subject.

(h) Except as otherwise required in any applicable Award Agreement or by the terms of the Plan, recipients of Awards under the Plan shall not be required to make any payment or provide consideration other than the rendering of services.

(i) The Company and its Affiliates shall be authorized to withhold from any Award granted or payment due under the Plan, and/or to withhold from wages or other cash compensation paid to the Participant, the statutory minimum amount of withholding taxes due in respect of an Award or payment hereunder and to take such other action as may be necessary in the opinion of the Company or Affiliate to satisfy all obligations for the payment of such taxes. Such other actions may include, without limitation, the requirement that the Participant execute a market sale of Shares or other consideration received pursuant to the Award. The Committee shall be authorized to establish procedures for elections by Participants to satisfy such obligation for the

payment of such taxes by delivery of or transfer of Shares to the Company (in a manner limited so as to avoid adverse accounting treatment for the Company), or by directing the Company to retain Shares (up to the employee's minimum required tax withholding rate as interpreted for accounting purposes) otherwise deliverable in connection with the Award.

(j) Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

(k) Any Award shall contain a provision that it may not be exercised at a time when the exercise thereof or the issuance of shares thereunder would constitute a violation of any federal or state law or listing requirements of the New York Stock Exchange for such shares or a violation of any foreign jurisdiction where Awards are or will be granted under the Plan. The provisions of the Plan shall be construed, regulated and administered according to the laws of the State of New York without giving effect to principles of conflicts of law, except to the extent superseded by any controlling Federal statute. Notwithstanding anything herein to the contrary, the terms of the Plan are intended to, and shall be interpreted and applied so as to, comply in all respects with Section 409A. The Committee may amend the terms of any award heretofore granted, prospectively or retroactively, in order to cure any potential defects under Section 409A, in a manner deemed appropriate by the Committee in it sole discretion, without the consent of the Participant. Nothing in this Section 16(k) shall be construed as an admission that any of the compensation and/or benefits payable under this Plan constitutes "deferred compensation" subject to Section 409A.

(l) If any provision of the Plan is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan, it shall be stricken and the remainder of the Plan shall remain in full force and effect.

(m) Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees on assignments outside their home country.

(n) If approved by the Committee in its sole discretion, an Employee's absence or leave because of military or governmental service, Total and Permanent Disability or other reason shall not be considered an interruption of employment for any purpose under the Plan; provided, however, that to the extent an Award under this Plan is subject to Section 409A, such absence or leave shall be considered a Separation from Service to the extent provided by Section 409A.

SECTION 17. TERM OF PLAN

The Plan shall terminate on the tenth anniversary of the Effective Date, unless sooner terminated by the Board pursuant to Section 13.

SECTION 18. COMPLIANCE WITH SECTION 16

With respect to Participants subject to Section 16 of the Exchange Act ("Members"), transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent that compliance with any Plan provision applicable solely to such Members that is included solely for purposes of complying with Rule 16b-3 is not required in order to bring a transaction by such Member in compliance with Rule 16b-3, it shall be deemed null and void as to such transaction, to the extent permitted by law and deemed advisable by the Committee. To the extent any provision in the Plan or action by the Committee involving such Members is deemed not to comply with an applicable condition of Rule 16b-3, it shall be deemed null and void as to such Members, to the extent permitted by law and deemed advisable by the Committee.

APPENDIX A

GRANDFATHERED BENEFITS

Distribution, settlement or payment of amounts that were earned and vested (within the meaning of Section 409A) under the Plan prior to 2005 (and earnings thereon) and are exempt from the requirements of Section 409A shall be made in accordance with certain Plan terms as in effect on December 31, 2004, and as set forth in this Appendix A. Unless otherwise specified in this Appendix A, Grandfathered Benefits shall be governed by the terms of the Plan.

SECTION 2. DEFINITIONS

As used in this Appendix A, all terms have the same meaning as defined in Section 2 of the Plan, except as set forth below:

(a) "Fair Market Value" shall mean, with respect to Shares, as of any date, the average of the high and low trading prices for the Shares as reported on the New York Stock Exchange for that date or, if no such prices are reported for that date, the average of the high and low trading prices on the next preceding date for which such prices were reported, unless otherwise determined by the Committee.

SECTION 6. STOCK OPTIONS

Options may be granted hereunder to any Participant, either alone or in addition to other Awards granted under the Plan and shall be subject to the following terms and conditions:

(a) Option Price. The option price per Share shall be not less than the Fair Market Value of the Shares on the date the Option is granted.

(b) Number of Shares. The Option shall state the number of Shares covered thereby.

(c) Exercise of Option. Unless otherwise determined by the Committee, an Option will be deemed exercised by the optionee, or in the event of death, an option shall be deemed exercised by the estate of the optionee, or by a person who acquired the right to exercise such option by bequest or inheritance or by reason of the death of the optionee, upon delivery of (i) a notice of exercise to the Company or its representative, or by using other methods of notice as the Committee shall adopt, and (ii) accompanying payment of the option price in accordance with any restrictions as the Committee shall adopt. The notice of exercise, once delivered, shall be irrevocable. Notwithstanding the above, and unless the Committee determines otherwise, in the event that (i) an optionee dies, (ii) his representative has a right to exercise an Option, (iii) the Option is not exercised by the last day on which it is exercisable, and (iv) the option price per share is below the Fair Market Value of a Share on such date, the Option shall be deemed exercised on such date via a cashless exercise procedure and the resulting proceeds net of any required tax withholding shall be paid to the representative.

(d) Other Provisions. The Option shall also be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth. In addition, Incentive Stock Options shall contain such other provisions as may be necessary to meet the requirements of the Code and the Treasury Department rulings and regulations issued thereunder with respect to Incentive Stock Options.

SECTION 9. PERFORMANCE AWARDS

Performance Awards may be paid in cash, Shares, other property, or any combination thereof, and may be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as set forth, in the sole discretion of the Committee at the time of payment. The performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis.

SECTION 10. OTHER STOCK UNIT AWARDS

(a) Stock and Administration. Awards that are valued by reference to, or are otherwise based on, Shares ("Other Stock Unit Awards") may be granted hereunder to Participants, either alone

or in addition to other Awards granted under the Plan, and such Other Stock Unit Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. Other Stock Unit Awards may be paid in Shares, cash or any other form of property, as the Committee shall determine. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees to whom and the time or times at which such Awards shall be made, the number of Shares to be granted pursuant to such Awards, and all other conditions of the Awards. Any Other Stock Unit Awards shall be subject to such other terms and conditions as the Committee shall deem advisable or appropriate, consistent with the provisions of the Plan as herein set forth. Unless the Committee determines otherwise to address specific considerations, Other Stock Unit Awards granted to Employees shall have a vesting period of not less than one year.

(b) Other Provisions. Shares (including securities convertible into Shares) subject to Awards granted under this Section 10 may be issued for no cash consideration or for such minimum consideration as may be required by applicable law.

SECTION 11. CHANGE IN CONTROL PROVISIONS

(a) Unless the Committee or Board shall determine otherwise at the time of grant with respect to a particular Award, and notwithstanding any other provision of the Plan to the contrary, in the event a Participant's employment or service is involuntarily terminated without cause (as determined by the Committee or Board in its sole discretion) during the 24-month period following a Change in Control:

(i) any Options and Stock Appreciation Rights outstanding, and which are not then exercisable and vested, shall become immediately fully vested and exercisable;

(ii) the restrictions and deferral limitations applicable to any Restricted Stock shall lapse, and such Restricted Stock shall immediately become free of all restrictions and limitations and become fully vested and transferable to the full extent of the original grant;

(iii) all Performance Awards shall be considered to be earned and payable in full, based on the applicable performance criteria or, if not determinable, at the target level and any deferral or other restriction shall lapse and such Performance Awards shall be immediately settled or distributed; and

(iv) the restrictions and deferral limitations and other conditions applicable to any other Stock Unit Awards or any other Awards shall immediately lapse, and any such Other Stock Unit Awards or such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.

(b) Change in Control Cash Out. Notwithstanding any other provision of the Plan, in the event of a Change in Control the Committee or Board may, in its discretion, provide that each Option or Stock Appreciation Right shall, upon the occurrence of a Change in Control, be cancelled in exchange for a cash payment to be made within 60 days of the Change in Control in an amount equal to the amount by which the Change in Control Price per Share exceeds the purchase price per Share under the Option or Stock Appreciation Right (the "spread") multiplied by the number of Shares granted under the Option or Stock Appreciation Right.

Appendix A

2008 Financial Report

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Financial Review

Pfizer Inc and Subsidiary Companies

Introduction

Our Financial Review is provided in addition to the accompanying consolidated financial statements and footnotes to assist readers in understanding Pfizer's results of operations, financial condition and cash flows. The Financial Review is organized as follows:

- *Overview of Our Performance and Operating Environment.* This section provides information about the following: our business; our 2008 performance; our operating environment and response to key opportunities and challenges; our cost-reduction initiatives; our strategic initiatives, such as significant licensing and new business development transactions, as well as the disposition of our Consumer Healthcare business in December 2006; and our expectations for 2009.
- *Accounting Policies.* This section, beginning on page 13, discusses those accounting policies that we consider important in understanding Pfizer's consolidated financial statements. For additional accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Significant Accounting Policies.*
- *Analysis of the Consolidated Statement of Income.* This section, beginning on page 17, provides an analysis of our revenues and products for the three years ended December 31, 2008, including an overview of important product developments; a discussion about our costs and expenses; and a discussion of Adjusted income, which is an alternative view of performance used by management.
- *Financial Condition, Liquidity and Capital Resources.* This section, beginning on page 34, provides an analysis of our consolidated balance sheet as of December 31, 2008 and 2007, and consolidated cash flows for each of the three years ended December 31, 2008, 2007 and 2006, as well as a discussion of our outstanding debt and commitments that existed as of December 31, 2008. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to help fund Pfizer's future activities.
- *New Accounting Standards.* This section, beginning on page 39, discusses accounting standards that we have recently adopted, as well as those that have been recently issued, but not yet adopted by us. For those standards that we have not yet adopted, we have included a discussion of the expected impact to Pfizer, if known.
- *Forward-Looking Information and Factors That May Affect Future Results.* This section, beginning on page 40, provides a description of the risks and uncertainties that could cause actual results to differ materially from those discussed in forward-looking statements presented in this Financial Review relating to our financial results, operations and business plans and prospects. Such forward-looking statements are based on management's current expectations about future events, which are inherently susceptible to uncertainty and changes in circumstances. Also included in this section are discussions of Financial Risk Management and Legal Proceedings and Contingencies.

Overview of Our Performance and Operating Environment

Our Business

We are a global, research-based company applying innovative science to improve world health. Our efforts in support of that purpose include the discovery, development, manufacture and marketing of safe and effective medicines; the exploration of ideas that advance the frontiers of science and medicine; and the support of programs dedicated to illness prevention, health and wellness, and increased access to quality healthcare. Our value proposition is to demonstrate that our medicines can safely and effectively prevent and treat disease, including the associated symptoms and suffering, and can form the basis for an overall improvement in healthcare systems and their related costs. Our revenues are derived from the sale of our products, as well as through alliance agreements, under which we co-promote products discovered by other companies.

Our Pharmaceutical segment represented approximately 91% of our total revenues in 2008 and, therefore, developments relating to the pharmaceutical industry can have a significant impact on our operations.

On January 26, 2009, we announced that we have entered into a definitive merger agreement under which we will acquire Wyeth in a cash-and-stock transaction valued on that date at $50.19 per share, or a total of $68 billion. The Boards of Directors of both Pfizer and Wyeth have approved the transaction. Under the terms of the merger agreement, each outstanding share of Wyeth common stock will be converted into the right to receive $33 in cash and 0.985 of a share of Pfizer common stock, subject to adjustment as set forth in the merger agreement. Based on the closing price of our stock on January 23, 2009, the last trading day prior to our announcement on January 26, the stock component was valued at $17.19 per share. We expect the transaction will close at the end of the third quarter or during the fourth quarter of 2009, subject to Wyeth shareholder approval, governmental and regulatory approvals, the satisfaction of conditions related to the debt financing for the transaction, and other usual and customary closing conditions.

Our 2008 Performance

In 2008, our revenues and net income were essentially flat when compared with 2007; however, there were significant events and factors impacting almost all income statement elements. Overall, our 2008 performance reflects the solid contributions of our in-line patent-protected products not impacted by loss of exclusivity; the negative impact of products that have lost exclusivity in the U.S.; the favorable impact of foreign exchange; certain charges related to agreements and to agreements in principle to resolve certain legal matters; the impact of acquisitions; and the positive impact of our cost-reduction initiatives.

In 2008, we continued to face an extremely competitive environment for all of our products.

The details of our 2008 performance follow:

- Revenues of $48.3 billion were essentially flat compared to 2007, due primarily to:
  - the favorable impact of foreign exchange, which increased revenues by approximately $1.6 billion in 2008;

- an aggregate year-over-year increase in revenues from products launched since 2006; and
- the solid aggregate performance of the balance of our broad portfolio of patent-protected medicines,

offset by:

- the impact of loss of U.S. exclusivity on Norvasc in March 2007 and Camptosar in February 2008; and
- the impact of loss of U.S. exclusivity and cessation of selling of Zyrtec/Zyrtec D in January 2008.

Norvasc, Camptosar and Zyrtec/Zyrtec D collectively experienced a decline in revenues of about $2.6 billion in 2008 compared to 2007. The significant product and alliance revenue impacts on revenues for 2008, compared to 2007, are as follows:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2008**	2007	**% CHANGE**
Sutent[(a)]	**$ 847**	$ 581	**46**
Lyrica	**2,573**	1,829	**41**
Zyvox	**1,115**	944	**18**
Geodon/Zeldox	**1,007**	854	**18**
Vfend	**743**	632	**18**
Viagra	**1,934**	1,764	**10**
Celebrex	**2,489**	2,290	**9**
Zyrtec/Zyrtec D[(b)]	**129**	1,541	**(92)**
Camptosar[(b)]	**563**	969	**(42)**
Norvasc[(c)]	**2,244**	3,001	**(25)**
Chantix/Champix[(d)]	**846**	883	**(4)**
Lipitor[(e)]	**12,401**	12,675	**(2)**
Alliance revenues	**2,251**	1,789	**26**

(a) Sutent is a new product that was launched since 2006.
(b) Zyrtec/Zyrtec D lost U.S. exclusivity in late January 2008, at which time we ceased selling this product. Camptosar lost U.S. exclusivity in February 2008.
(c) Norvasc lost U.S. exclusivity in March 2007.
(d) Chantix/Champix is a new product that was launched since 2006. U.S. prescription trends and revenues have declined following the changes to its U.S. label during 2008.
(e) Lipitor has been impacted by competitive pressures and other factors.

As of September 30, 2008, our portfolio of medicines included nine medicines that led their therapeutic areas based on revenues. (See further discussion in the "Analysis of the Consolidated Statement of Income" section of this Financial Review.)

- Certain Charges
  - Bextra and Certain Other Investigations

    In January 2009, we entered into an agreement in principle with the U.S. Department of Justice to resolve the previously reported investigation regarding allegations of past off-label promotional practices concerning Bextra, as well as certain other open investigations. In connection with these actions, in the fourth quarter of 2008, we recorded a charge of $2.3 billion, pre-tax and after-tax, in *Other (income)/deductions – net* and such amount is included in *Other current liabilities*.

    See Notes to Consolidated Financial Statements–*Note 19D. Legal Proceedings and Contingencies: Government Investigations and Requests for Information.*

  - Certain Product Litigation – Celebrex and Bextra

    In October 2008, we reached agreements in principle to resolve the pending U.S. consumer fraud purported class action cases and more than 90% of the known U.S. personal injury claims involving Celebrex and Bextra, and we reached agreements to resolve substantially all of the claims of state attorneys general primarily relating to alleged Bextra promotional practices. In connection with these actions, in the third quarter of 2008, we recorded aggregate litigation-related charges of approximately $900 million, pre-tax, in *Other (income)/deductions—net*. Virtually all of this amount is included in *Other current liabilities*. Although we believe that we have insurance coverage for a portion of the proposed personal injury settlements, no insurance recoveries have been recorded.

    We believe that the charges related to personal injury claims will be sufficient to resolve all known U.S. personal injury claims, including those not being settled at this time. However, additional charges may have to be taken in the future in connection with certain pending claims and unknown claims relating to Celebrex and Bextra.

    See Notes to Consolidated Financial Statements–*Note 19B. Legal Proceedings and Contingencies: Product Litigation* for a discussion of recent developments with respect to litigation related to Celebrex and Bextra.

- Adjustment of Prior Years' Liabilities for Product Returns

  Revenues in 2008 include a reduction of $217 million, pre-tax, to adjust our prior years' liabilities for product returns. After a detailed review in 2008 of our returns experience, we determined that our previous accounting methodology for product returns needed to be revised, as the lag time between product sale and return was actually longer than we had previously assumed. Although fully recorded in the third quarter of 2008, virtually all of the adjustment relates back several years. We have also reviewed our expense calculations for the prior years and determined that the expense recorded in those years was not materially different from what would have been recorded under our revised approach.

- Exubera

  In the third quarter of 2007, we exited Exubera, an inhalable form of insulin for the treatment of diabetes. Total pre-tax charges in 2007 were $2.8 billion and were included primarily in *Cost of sales* ($2.6 billion), *Selling, informational and administrative expenses* ($85 million), and *Research and development expenses* ($100 million). The charges comprised asset write-offs of $2.2 billion (intangibles, inventory and fixed assets) and other exit costs, primarily severance, contract and other termination costs. As of December 31, 2008, the remaining accrual for other exit costs is approximately $152 million. Substantially all of this cash spending is expected to be completed in 2009. See Notes to Consolidated Financial Statements—*Note 4D. Certain Charges: Exubera*.

- Acquisitions—We completed a number of strategic acquisitions that we believe will strengthen and broaden our existing pharmaceutical capabilities. In 2008, we acquired Serenex Inc. (Serenex), a privately held biotechnology company with SNX-5422 and an extensive Hsp90 inhibitor compound library; Encysive Pharmaceuticals Inc. (Encysive), a biopharmaceutical company with the pulmonary arterial hypertension product, Thelin; CovX, a privately held biotherapeutics company specializing in preclinical oncology and metabolic research; Coley Pharmaceuticals, Inc. (Coley), a biopharmaceutical company specializing in vaccines and drug candidates designed to fight cancers, allergy and asthma disorders, and autoimmune diseases; a number of animal health product lines in Europe from Schering-Plough Corporation (Schering-Plough); and two smaller acquisitions also related to Animal Health. (See further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.)

- Cost-reduction initiatives—We made significant progress with our cost-reduction and transformation initiatives, launched in early 2005, which are a broad-based, company-wide effort to improve performance and efficiency. In 2008, we exceeded our cost-reduction goal by reducing adjusted total costs by $2.8 billion, compared to 2006, on a constant currency basis (the actual foreign exchange rates in effect during 2006). In January 2009, we announced a new cost-reduction initiative that we anticipate will drive a lower, more variable cost structure to achieve a reduction in adjusted total costs of approximately $3 billion, based on the actual foreign exchange rates in effect during 2008, by the end of 2011, compared with our 2008 adjusted total costs. We plan to reinvest approximately $1 billion of these savings in the business, resulting in an expected $2 billion net decrease. Reductions will span sales, manufacturing, research and development, and administrative organizations. (See further discussion in the "Our Cost-Reduction Initiatives" section of this Financial Review.) We incurred related costs of approximately $4.2 billion in 2008, $3.9 billion in 2007 and $2.1 billion in 2006. (For an understanding of Adjusted income, see the "Adjusted income" section of this Financial Review).

- *Income from continuing operations* was $8.0 billion compared to $8.2 billion in 2007. The decrease reflected the following:

  - a $2.3 billion, pre-tax and after-tax, charge resulting from an agreement in principle with the U.S. Department of Justice to resolve the previously reported investigation regarding allegations of past off-label promotional practices concerning Bextra, as well as certain other open investigations, and a $640 million after-tax charge related to agreements and agreements in principle to resolve certain non-steroidal anti-inflammatory drugs (NSAID) litigation and claims;

  - higher *Acquisition-related in-process research and development charges* (IPR&D). In 2008, we incurred IPR&D of $633 million, pre-tax, primarily related to our acquisitions of Serenex, Encysive, CovX, Coley, and a number of animal health product lines from Schering-Plough, as well as two smaller acquisitions also related to Animal Health, compared with IPR&D of $283 million, pre-tax, in 2007, primarily related to our acquisitions of BioRexis Pharmaceutical Corp. (BioRexis) and Embrex, Inc. (Embrex);

  - the up-front payment of $225 million to Medivation, Inc. (Medivation) in connection with our collaboration to develop and commercialize Dimebon and the up-front payment of $75 million to Auxilium Pharmaceuticals, Inc. (Auxilium) in connection with our collaboration to develop and commercialize Xiaflex;

  - a higher effective income tax rate, despite the tax benefits in 2008 related to favorable effectively settled tax issues and the sale of one of our biopharmaceutical companies (Esperion Therapeutics, Inc.); and

  - lower interest income compared to 2007, due primarily to lower average net financial assets during 2008 as compared to 2007, reflecting proceeds of $16.6 billion from the sale of our Consumer Healthcare business in December 2006, and lower interest rates,

  partially offset by:

  - lower asset impairment charges, primarily due to $1.8 billion, after-tax, in 2007 related to our decision to exit Exubera;

  - the favorable impact of foreign exchange;

  - savings related to our cost-reduction initiatives; and

  - a payment recorded in 2007 to Bristol-Myers Squibb Company (BMS) in connection with our collaboration to develop and commercialize apixaban.

- *Discontinued operations—net of tax* were a gain of $78 million in 2008, compared with a loss of $69 million in 2007. (See further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Dispositions" section of this Financial Review.)

Our Operating Environment and Response to Key Opportunities and Challenges

Despite the challenging financial markets, Pfizer maintains a strong financial position. We have a strong balance sheet and excellent liquidity that provides us with financial flexibility. Our long-term debt is rated high quality and investment grade by both Standard & Poor's and Moody's Investors Services. As market conditions change, we continue to monitor our liquidity position. We have and will continue to take a conservative approach to our investments. Both short-term and long-term investments consist primarily of high-quality, highly liquid, well-diversified, investment-grade available-for-sale debt securities. As a result, we continue to believe that we have the ability to meet our financing needs for the foreseeable future. (For further discussion of our financial condition, see the "Financial Condition, Liquidity and Capital Resources" section of this Financial Review.)

We and our industry continue to face significant challenges in a profoundly changing business environment, and we are taking steps to fundamentally change the way we run our businesses to meet these challenges, as well as to take advantage of the diverse and attractive opportunities that we see in the marketplace. In response to these challenges and opportunities, we are progressing on "our path forward" strategies for growth:

- Maximize revenues;
- Establish a more flexible cost base; and
- Innovate our business model.

For details about our strategic initiatives, see the "Our Strategic Initiatives—Strategy and Recent Transactions" section of this Financial Review, and for details about our cost-reduction initiatives, see the "Our Cost-Reduction Initiatives" section of this Financial Review.

There are a number of industry-wide factors that may affect our business and they should be considered along with the information presented in the "Forward-Looking Information and Factors That May Affect Future Results" section of this Financial Review. Such industry-wide factors include pricing and access, intellectual property rights, product competition, the regulatory environment, pipeline productivity and the changing business environment. In addition to industry-specific factors, we, like other businesses, face the potential effects of the global economic recession. We cannot predict what impacts recent economic and financial market developments may have on our results of operations. Such developments could, among other things, result in lower usage of our products and additional pricing pressures as payers seek to lower their costs. We continue to monitor our financial investments, key customers, suppliers, accounts receivable and credit risk. We believe we have the ability to meet our product manufacturing and distribution needs. Excluding the proposed acquisition of Wyeth, recent declines in our stock price could inhibit our ability to use equity for acquisitions (see further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review). In addition, further declines in our stock price could trigger an impairment of goodwill.

Agreement to Acquire Wyeth

On January 26, 2009, we announced that we have entered into a definitive merger agreement under which we will acquire Wyeth in a cash-and-stock transaction valued on that date at $50.19 per share, or a total of $68 billion. (See further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review for details relating to this transaction.)

We believe that the combination of Pfizer and Wyeth will create the world's premier biopharmaceutical company. The combined entity will be one of the most diversified in the industry and will benefit from complementary patient-centric units. We believe that, in a single transaction, the combination will meaningfully deliver on our strategic priorities, including the following:

- Enhancing the in-line and pipeline patent-protected portfolio in key "Invest to Win" disease areas, such as Alzheimer's disease, inflammation, oncology, pain and psychosis;
- Becoming a top-tier player in biotherapeutics and vaccines;
- Accelerating growth in emerging markets;
- Creating new opportunities for established products;
- Investing in complementary businesses; and
- Creating a lower, more flexible cost base.

Pricing and Access

We believe that our medicines provide significant value for both healthcare providers and patients, not only from the improved treatment of diseases, but also from a reduction in other healthcare costs such as hospitalization or emergency room costs, as well as in improvements in health, wellness and productivity. Notwithstanding the benefits of our products, the pressures from governments and other payer groups are continuing and increasing. These pressure points can include price controls, price cuts (directly or by rebate actions) and regulatory changes that limit access to certain medicines.

- Governments around the world continue to seek discounts on our products, either by leveraging their significant purchasing power or by mandating prices or implementing various forms of price controls. The growing power of managed care organizations in the U.S. has similarly increased the pressure on pharmaceutical prices and access.

- In the U.S., the enactment of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Act), which went into effect in 2006, expanded access to medicines for Medicare beneficiaries. This program has been successfully implemented, with high levels of beneficiary satisfaction and lower-than-expected costs to the government and to beneficiaries due to the enhanced purchasing power of health plans in the private sector that enables negotiation on behalf of Medicare beneficiaries. Despite this success, the exclusive role of private sector health plans in negotiating prices for the Medicare drug benefit remains controversial and legislative changes have been proposed to allow the Federal government to directly negotiate prices with pharmaceutical manufacturers. While expanded access under the Medicare Act has resulted in increased use of our products, the substantial purchasing power of health plans that negotiate on behalf of Medicare beneficiaries has increased the pressure on prices. It is expected that if legislation were enacted to provide for direct Federal government negotiation in the Medicare prescription drug program, access to and reimbursement for our products would be restricted.

- In response to cost concerns by payers, utilization of generics is increasing as a percentage of total pharmaceutical use, especially in the U.S. Payers are also selectively sponsoring campaigns designed to interchange generic products for molecularly dissimilar branded products within a therapeutic category.

- Consumers have become aware of global price differences that result from price controls imposed by certain governments and some have become more vocal about their desire that governments allow the sourcing of medicines across national borders. In the U.S., there have been a number of legislative proposals to permit importation of medicines, despite the increased risk of receiving inferior, counterfeit products. The Secretaries of Health and Human Services in both the Clinton and Bush Administrations declined to certify under current law that importation of medicines is safe and saves money. If the new Secretary of Health and Human Services were to certify that importation is safe and does save money, an increase in cross-border trade in medicines subject to foreign price controls in other countries could occur.

- Pharmaceutical promotion is highly regulated in most markets around the world. In the U.S., there is growing interest at both the Federal and state level in further restricting marketing communications and increasing the level of disclosure of marketing activities.

- A growing number of health systems in markets around the world are employing cost effectiveness evaluations and using their findings to help inform pricing and access decisions, especially for newly introduced biopharmaceutical products. In the U.S., there is growing interest by government and private payers in adopting comparative clinical effectiveness methodologies. While comparative clinical effectiveness research may enhance our ability to demonstrate the value of our products, it is also possible that comparative effectiveness research could be implemented in a manner designed to focus on cost, minimize therapeutic differences and restrict access to innovative medicines.

Our response:

- We will continue to work within the current legal and pricing structures, as well as continue to review our pricing arrangements and contracting methods with payers, to maximize access to patients and minimize the impact on our revenues.

- We will continue to actively engage patients, physicians and payers in dialogues about the value of our products and how we can best work with them to prevent and treat disease, and improve outcomes.

- We will continue to encourage payers to work with us early in the development process to ensure that our approved products will deliver the value expected by those payers.

- We will continue to be a constructive force in helping to shape healthcare policy and regulation of our products. In particular, we are actively working to support health reform in the U.S. in a way that expands coverage for all Americans (with public subsidies and private sector delivery), improves quality and provides value to patients.

- On February 10, 2009, we announced plans to make publicly available our compensation of U.S. healthcare professionals for consulting, speaking engagements and clinical trials. This disclosure will include payments made to practicing U.S. physicians and other healthcare providers, as well as principal investigators, major academic institutions and research sites for clinical research. We plan to publish our first annual update on our website in early 2010.

Intellectual Property Rights

Our business model is highly dependent on intellectual property rights, primarily in the form of government-granted patent rights, and on our ability to enforce and defend those rights around the world.

- Intellectual property legal protections and remedies are a significant factor in our business. Many of our products are protected by a wide range of patents, such as composition-of-matter patents, compound patents, patents covering processes and procedures and/or patents issued for additional indications or uses. As such, many of our products have multiple patents that expire at varying dates, thereby strengthening our overall patent protection. However, once patent protection has expired or been lost prior to the expiration

date as the result of a legal challenge, generic pharmaceutical manufacturers generally produce similar products and sell those products for a lower price. This price competition can substantially decrease our revenues for products that lose exclusivity, often in a very short period. In the U.S., substantial revenue declines occur in the first year after patent expiration. Revenues in many international markets do not have the same sharp decline compared to the U.S. in the first year after loss of exclusivity, due to less restrictive policies on generic substitution, different competitive dynamics, and less intervention by government/payers in physician decision-making, among other factors.

- The loss of patent protection with respect to any of our major products can have a material adverse effect on future revenues and our results of operations. As mentioned above, our performance in 2008 was significantly impacted by our loss of U.S. exclusivity for Norvasc in March 2007 and Camptosar in February 2008. Further, we experienced a substantial adverse impact on our 2008 performance from the loss of U.S. exclusivity for Zyrtec/Zyrtec D in late January 2008, at which time we ceased selling this product. These three products represented 6% of our total revenues and 1% of our total U.S. revenues for the year ended December 31, 2008, and 11% of our total revenues and 12% of our total U.S. revenues for the year ended December 31, 2007. Revenues in the U.S. contributed approximately 42% of our total revenues in 2008, 48% of our total revenues in 2007 and 53% of our total revenues in 2006.

- Patents covering our products are also subject to legal challenges. Increasingly, generic pharmaceutical manufacturers are launching products that are under legal challenge for patent infringement before the final resolution of the associated legal proceedings—called an "at-risk" launch. The success of any of these "at-risk" challenges could significantly impact our revenues and results of operations. Generic manufacturers are also advancing increasingly novel interpretations of patent law to establish grounds for legal challenges to branded patents.

- There is a continuing disparity in the recognition and enforcement of intellectual property rights among countries worldwide. Organizations such as the World Trade Organization (WTO), under the WTO Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPS), have been instrumental in educating governments about the long-term benefits of strong patent laws. However, certain activists have challenged the pharmaceutical industry's position in developing markets.

- The integrity of our products is subject to an increasingly predatory atmosphere, as seen in the growing problem of counterfeit drugs. These drugs can harm patients through a lack of active ingredients, the inclusion of harmful components or improper accompanying packaging. Our ability to work with law enforcement to successfully counter these dangerous criminal activities will have an impact on our revenues and results of operations.

Our response:

- We will continue to aggressively defend our patent rights against increasingly aggressive infringement whenever appropriate. (See also Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies*).

- We will continue to participate in the generics market for our products, whenever appropriate, once they lose exclusivity.

- We will continue to take actions to deliver more products of greater value more quickly. (See further discussion in the "Regulatory Environment and Pipeline Productivity" section of this Financial Review.)

- We will continue to support efforts that strengthen worldwide recognition of patent rights, while taking necessary steps to ensure appropriate patient access.

- We will continue to employ innovative approaches to prevent counterfeit pharmaceuticals from entering the supply chain and to achieve greater control over the distribution of our products.

Product Competition

Some of our products face competition in the form of generic drugs or new branded products, which treat similar diseases or indications. For example, we lost U.S. exclusivity for Norvasc in March 2007 and Camptosar in February 2008 and, as expected, significant revenue declines followed. Lipitor began to face competition in the U.S. from generic pravastatin (Pravachol) and generic simvastatin (Zocor) in 2006, in addition to other competitive pressures. The volume of patients who start on or switch to generic simvastatin continues to negatively impact Lipitor prescribing trends, particularly in the managed-care environment.

Our response:

- We will continue to highlight the benefits of our products, in terms of cost, safety and efficacy, as appropriate, as we seek to serve significantly more patients around the world. (For detailed information about Lipitor and other significant products, see further discussion in the "Revenues—Pharmaceutical—Selected Product Descriptions" section of this Financial Review.)

- We took a broad look at our business model and examined it from all angles. We have evolved our Pharmaceutical operations into smaller, more focused units to anticipate and respond more quickly to our customers' and patients' changing needs. With the formation of the Primary Care, Specialty Care, Established Products, Oncology and Emerging Markets units, we believe we can better manage our products' growth and development throughout their entire time on the market; bring innovation to our "go to market" promotional and commercial strategies; develop ways to further enhance the value of mature products, including those close to losing their exclusivity; expand our already substantial presence in emerging markets, and create product-line extensions where feasible.

Regulatory Environment and Pipeline Productivity

The discovery and development of safe, effective new products, as well as the development of additional uses for existing products, are necessary for the continued strength of our businesses.

- We are confronted by increasing regulatory scrutiny of drug safety and efficacy even as we continue to gather safety and other data on our products, before and after the products have been launched.
- The opportunities for improving human health remain abundant as scientific innovation increases daily into new and more complex areas and as the extent of unmet medical needs remains high.
- Our product lines must be replenished over time in order to offset revenue losses when products lose their exclusivity, as well as to provide for growth.

Our response:

- As the world's largest privately funded biopharmaceutical operation, and through our global scale, we will continue to develop and deliver innovative medicines that will benefit patients around the world. We will continue to make the investments necessary to serve patients' needs and to generate long-term growth. For example:
  - We have taken important steps to prioritize our research and development portfolio to maximize value. After a review of all our therapeutic areas, in 2008, we announced our decision to exit certain disease areas—anemia, atherosclerosis/hyperlipidemia, bone health/frailty, gastrointestinal, heart failure, liver fibrosis, muscle, obesity, osteoarthritis (disease modifying concepts only) and peripheral arterial disease—and give higher priority to the following disease areas: Alzheimer's disease, diabetes, inflammation/ immunology, oncology, pain and psychoses (schizophrenia). We also will continue to work in many other disease areas, such as asthma, chronic obstructive pulmonary disorder, genitourinary, infectious diseases, ophthalmology, smoking cessation, thrombosis and transplant, among others. These decisions did not affect our portfolio of marketed products, the development of compounds currently in Phase 3 or any launches planned over the next three years.
  - We continue to review our products for potential new indications and submit them for regulatory review. For example, in 2008, we submitted a supplemental filing for a pediatric indication to the U.S. Food and Drug Administration (FDA) for Geodon. (For further information about our pending new drug applications (NDAs) and supplemental filings, see further discussion in the "Revenues—Major Pharmaceutical Products—Product Developments" section of this Financial Review.)
  - We continue to conduct research on a significant scale that can help redefine medical practice. As of December 31, 2008, our R&D pipeline includes 106 projects in development: 84 new molecular entities and 22 product-line extensions. They span multiple therapeutic areas, and we are leveraging our status as the industry's partner of choice to expand our licensing operations. In addition, we have more than 170 projects in discovery research. During 2008, 11 new compounds were advanced from discovery research into preclinical development, 26 preclinical development candidates progressed into Phase 1 human testing and 19 Phase 1 clinical development candidates advanced into Phase 2 proof-of-concept trials and safety studies.
- We will continue to focus on reducing attrition as a key component of our R&D productivity improvement effort. For several years, we have been revising the quality hurdles for candidates entering development, as well as throughout the development process. As the quality of candidates has improved, the development attrition rate has begun to fall. Three new molecular entities and multiple new indication programs for in-line products advanced into Phase 3 development during 2008. We expect 15 to 20 new molecular entities and new indication programs to advance to Phase 3 during the 2008-2009 period.
- While a significant portion of R&D is done internally, we will continue to seek to expand our pipeline by entering into agreements with other companies to develop, license or acquire promising compounds, technologies or capabilities. Collaboration, alliance and license agreements and acquisitions allow us to capitalize on these compounds to expand our pipeline of potential future products.
  - Due to our strength in marketing and our global reach, we are able to attract other organizations that may have promising compounds and that can benefit from our strength and skills. We have more than 400 alliances across the entire spectrum of the discovery, development and commercialization process.
  - In 2008, we entered into an agreement with Medivation to develop and commercialize Dimebon, Medivation's investigational drug for treatment of Alzheimer's disease and Huntington's disease, and Auxilium, to develop and commercialize Xiaflex, a novel, late-stage biologic, for the treatment of Dupuytren's contracture and Peyronie's disease, in addition to other collaboration agreements. (See further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.)
  - We recognize that our core strength with small molecules must be complemented by large molecules, as they involve some of the most promising R&D technology and cutting-edge science in medical research. We will expand our internal capabilities in biologics through business development where attractive opportunities become available. In January 2009, we announced that we have entered into a definitive merger agreement to acquire Wyeth, a leader in biotherapeutics and vaccines. In 2008, we acquired Encysive, a biopharmaceutical company, whose main product (Thelin) is for the treatment of pulmonary arterial hypertension. For further discussion of these and other acquisitions we have made in biologics, see the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.
  - The acquisitions of Coley in 2008 and PowderMed Ltd. (PowderMed) in 2006 are enabling us to explore vaccines across various therapeutic areas using the acquired vaccine technology and delivery device. (See further discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.)
  - Our goal is to have a total of 24 to 28 programs in Phase 3 development by the end of 2009 and to make 15 to 20 regulatory submissions during 2010 through 2012.

Changing Business Environment for Our Industry

With the business environment changing rapidly, as described above, we recognize that we must also fundamentally change the way we run our company to meet those challenges.

As a result, we will:

- Continue to streamline our company to reduce bureaucracy and enable us to move quickly.
- Continue to restructure our cost base to drive efficiencies and enable greater agility and operating flexibility.
- Continue to evolve our research organization. We have organized our research teams around therapeutic areas, each with a Chief Scientific Officer who is accountable for the decisions within his or her portfolio.
- Continue to revitalize our internal R&D approach. We are focusing our efforts to improve productivity and give discovery and development teams more flexibility and clearer goals, by exiting certain disease areas, such as anemia, atherosclerosis/hyperlipidemia, bone health/frailty, gastrointestinal, heart failure, liver fibrosis, muscle, obesity, osteoarthritis (disease modifying concepts only) and peripheral arterial disease, and giving higher priority to certain other disease areas, such as Alzheimer's disease, diabetes, inflammation/immunology, oncology, pain and psychoses (schizophrenia).
- Continue to develop patient-centric areas of focus within our Pharmaceutical business through our Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets units.
- Continue to focus on business development. We have thoroughly assessed every therapeutic area, looked at gaps we have identified and accelerated programs we already have. We are also developing opportunistic strategies concerning the best products, product candidates and technologies.
- Seek complementary opportunities in products and technologies that have the potential to leverage our capabilities and are aligned with our goals of improving health.
- Continue to address the wide array of patient populations through our innovative access and affordability programs.

See further discussion in the "Our Cost-Reduction Initiatives" section of this Financial Review.

In addition to the above challenges and opportunities, we believe that there are other opportunities for revenue generation for our products, including:

- Current demographics of developed countries indicate that people are living longer and, therefore, have a growing demand for high-quality healthcare, and the most effective medicines.
- Revising our commercial model, where appropriate, to better engage physicians and customers.
- The large number of patients within our various therapeutic categories that are untreated. For example, of the tens of millions of Americans who need medical therapy for high cholesterol, we estimate only about 35% are actually receiving treatment.
- Refocusing the debate on health policy to address the cost of disease that remains untreated and the benefits of investing in prevention and wellness to not only improve health, but save money.
- Developing medicines that meet medical needs; that patients will take; that physicians will prescribe; that customers will pay for; and that add the most value for Pfizer.
- Stepping up our focus and investments in emerging markets by developing strategies in areas, especially Eastern Europe and Asia, where changing demographics and economics will drive growing demand for high-quality healthcare and offer the best potential for our products.
- Worldwide emphasis on the need to find solutions to difficult problems in healthcare systems.

Our Cost-Reduction Initiatives

During 2008, we completed the cost-reduction and transformation initiatives which were launched in early 2005, broadened in October 2006 and expanded in January 2007. These initiatives were designed to increase efficiency and streamline decision-making across the company and change the way we run our business to meet the challenges of a changing business environment, as well as take advantage of the diverse opportunities in the marketplace.

We have generated net cost reductions through site rationalization in R&D and manufacturing, streamlining organizational structures, sales force and staff function reductions, and increased outsourcing and procurement savings. These and other actions have allowed us to reduce costs in support services and facilities. These and other initiatives are discussed below.

During 2008, we achieved a reduction of about $1.6 billion in the *Selling, informational and administrative expenses* (SI&A) pre-tax component of Adjusted income compared to 2006, on a constant currency basis (the actual foreign exchange rates in effect in 2006). In 2008 and 2007, we achieved a total net reduction of the pre-tax total expense component of Adjusted income of $2.8 billion, compared to 2006 on a constant currency basis (the actual foreign exchange rates in effect in 2006). (For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.) These cost reductions have been achieved despite inflation and compensation increases over the period.

On January 26, 2009, we announced the implementation of a new cost-reduction initiative that we anticipate will achieve a reduction in adjusted total costs of approximately $3 billion, based on the actual foreign exchange rates in effect during 2008, by the end of 2011, compared with our 2008 adjusted total costs. We expect that this program will be completed by the end of 2010, with full savings to be realized by the end of 2011. We plan to reinvest approximately $1 billion of these savings in the business, resulting in an expected $2 billion net decrease compared to our 2008 adjusted total costs. (For an understanding of Adjusted income, see the "Adjusted income" section of this Financial Review.)

As part of this new cost-reduction initiative, we intend to reduce our total worldwide workforce by approximately 10%. Reductions will span sales, manufacturing, research and development, and administrative organizations. We expect to incur costs related to this new cost-reduction initiative of approximately $6 billion, pre-tax, of which $1.5 billion was recorded in 2008.

Projects in various stages of implementation include:

Pfizer Global Research and Development (PGRD)—

- *Creating a More Agile and Productive Organization*—In January 2009, we announced that we plan to reduce our global research staff. We expect these reductions, which are part of the planned 10% total workforce reduction discussed above, will be completed during 2009.

  After a review of all our therapeutic areas, in 2008, we announced our decision to exit certain disease areas—anemia, atherosclerosis/hyperlipidemia, bone health/frailty, gastrointestinal, heart failure, liver fibrosis, muscle, obesity, osteoarthritis (disease modifying concepts only) and peripheral arterial disease—and give higher priority to the following disease areas: Alzheimer's disease, diabetes, inflammation/immunology, oncology, pain and psychoses (schizophrenia). We also will continue to work in many other disease areas, such as asthma, chronic obstructive pulmonary disorder, genitourinary, infectious diseases, ophthalmology, smoking cessation, thrombosis and transplant, among others. With a smaller, more focused research portfolio, we will be able to devote our resources to the most valuable opportunities. These decisions did not affect our portfolio of marketed products, the development of compounds currently in Phase 3 or any launches planned over the next three years.

  In 2007, we consolidated each research therapeutic area into a single site and focused our research network by closing R&D sites. Since then, we have ceased pharmaceutical R&D operations in six sites that were previously identified for exit by PGRD: Mumbai, India; Plymouth Township, Michigan; Ann Arbor, Michigan; Kalamazoo, Michigan; Nagoya, Japan; and Amboise, France. The facilities in Mumbai, Plymouth Township and downtown Kalamazoo have been disposed of. We are under contract for sale of the entire Ann Arbor campus, with an anticipated closing in mid-2009. In mid-2008, the former Pfizer R&D site in Nagoya became the base of operations of an R&D spin-off in which Pfizer retains a small interest. R&D operations in Amboise have ceased and decommissioning of the R&D site is now underway.

  We continue to focus on reduced cycle time and improved compound survival in the drug discovery and development process. Notable cycle time improvements have been demonstrated in the period from Compound Selection to the start of Phase 1. In addition, over the next two years, we expect to see a 25% to 33% reduction in cycle time in the period from Final Approved Protocol to Last Subject-First Visit, as new processes and procedures are adopted for newly initiated Phase 2, 3 and 4 clinical trials. In the past couple of years, a number of steps have been taken to improve compound survival, such as rigorous analyses of the successful and unsuccessful projects in the entire portfolio to ensure that results are captured and applied to on-going programs and to portfolio decisions.

Pfizer Global Manufacturing (PGM)—

- *Supply Network Transformation*—To ensure that our manufacturing facilities are aligned with current and future product needs, we are continuing to optimize Pfizer's network of plants. We have focused on innovation and delivering value through a simplified supply network. Since 2005, 34 sites have been identified for rationalization. In addition, there have been extensive consolidations and realignments of operations resulting in streamlined operations and staff reductions.

  We are moving our global manufacturing network into a global strategic supply network, consisting of our internal network of plants together with strategic external manufacturers, and including purchasing, packaging and distribution. As of the end of 2008, we have reduced our internal network of plants from 93 five years ago to 46, which includes the acquisition of seven plants and the sites sold in 2006 as part of our Consumer Healthcare business. We plan to reduce our internal network of plants around the world to 41. We expect that the cumulative impact will be a more focused, streamlined and competitive manufacturing operation, with less than 50% of our former internal plants and more than 48% fewer manufacturing employees, compared to 2003. As part of our global strategic supply network, we currently expect to increase outsourced manufacturing of our products from approximately 17% of our products, on a cost basis, to approximately 30% over the next two to three years.

Worldwide Pharmaceutical Operations (WPO)—

- *Reorganization of our Field Force*—As part of Pfizer's overall restructuring into smaller, more focused business units, we have changed our global field force operations to enable us to adapt to changing market dynamics and respond to local customer needs more quickly

and with more flexibility. This evolutionary process, which began in 2007, will generate savings from de-layering, eliminating duplicative work, and utilizing our sales representative more efficiently through targeted deployment based on sophisticated segmentation analyses, offset modestly by increased investment in certain emerging markets. Between 2004 and 2008, we reduced our global field force by approximately 13%, with approximately 10% of those reductions occurring since the beginning of 2007.

Information Technology—

- *Strategic Outsourcing*—We have reorganized our information technology infrastructure and are also consolidating a number of third-party service providers, thereby reducing labor costs.

- *Reductions in Application Software*—To achieve cost savings, we have pursued significant reductions in application software and data centers, as well as rationalization of service providers, while enhancing our ability to invest in innovative technology opportunities to further propel our growth.

Finance—

- *Further Capitalizing on Shared Service Centers*—To achieve cost savings, we have reduced operating costs and improved service levels by standardizing, regionalizing and/or outsourcing certain transactional accounting activities.

Global Sourcing—

- *Leveraging Purchasing Power*—To achieve cost savings on purchased goods and services, we have focused on rationalizing suppliers, leveraging our substantial purchases of goods and services and improving demand management to optimize levels of outside services needed and strategic sourcing from lower-cost sources. For example, savings from demand management are being derived in part from reductions in travel, entertainment, consulting and other external service expenses. Facilities savings are being found in site rationalization, energy conservation and renegotiated service contracts.

Our Strategic Initiatives—Strategy and Recent Transactions

Acquisitions, Licensing and Collaborations

We are committed to capitalizing on new growth opportunities by advancing our own new-product pipeline and maximizing the value of our in-line products, as well as through opportunistic licensing, co-promotion agreements and acquisitions. Our business development strategy targets a number of growth opportunities, including biologics, vaccines, oncology, diabetes, Alzheimer's disease, inflammation/immunology, pain, psychoses (schizophrenia) and other products and services that seek to provide valuable healthcare solutions. Some of our most significant business-development transactions since 2006 are described below.

- On January 26, 2009, we announced that we have entered into a definitive merger agreement under which we will acquire Wyeth in a cash-and-stock transaction valued on that date at $50.19 per share, or a total of $68 billion. The Boards of Directors of both Pfizer and Wyeth have approved the transaction. Under the terms of the merger agreement, each outstanding share of Wyeth common stock will be converted into the right to receive $33 in cash and 0.985 of a share of Pfizer common stock, subject to adjustment as set forth in the merger agreement. Based on the closing price of our stock on January 23, 2009, the last trading day prior to our announcement on January 26, the stock component was valued at $17.19 per share. We expect the transaction will close at the end of the third quarter or during the fourth quarter of 2009, subject to Wyeth shareholder approval, governmental and regulatory approvals, the satisfaction of the conditions related to the debt financing for the transaction, and other usual and customary closing conditions. We believe that the combination of Pfizer and Wyeth will create the world's premier biopharmaceutical company and will meaningfully deliver on Pfizer's strategic priorities in a single transaction. The combined entity will be one of the most diversified in the industry and will enable us to offer patients a uniquely broad and diversified portfolio of biopharmaceutical innovation through patient-centric units. This transaction, expected to be completed in 2009, is not reflected in our consolidated financial statements as of December 31, 2008. We expect to achieve savings of approximately $4 billion by the end of 2012 related solely to this transaction.

  The merger agreement with Wyeth prohibits us from making acquisitions for cash consideration in excess of $750 million in the aggregate prior to the completion of the transaction without Wyeth's consent.

- In December 2008, we entered into an agreement with Auxilium Pharmaceuticals, Inc. (Auxilium) to develop, commercialize and supply Xiaflex, a novel, first-in-class biologic, for the treatment of Dupuytren's contracture and Peyronie's disease. Under the collaboration agreement with Auxilium, we will receive exclusive rights to commercialize Xiaflex in the European Union and 19 other European and Eurasian countries. We expect to file Xiaflex for approval in Europe in 2010. Under the agreement with Auxiliium, we made an up-front payment of $75 million, which is included in *Research and development expenses*. We may also make additional payments to Auxilium of up to $410 million based upon regulatory and commercialization milestones, as well as additional milestone payments based upon the successful commercialization of the product.

- In the fourth quarter of 2008, we concluded the acquisition of a number of animal health product lines from Schering-Plough Corporation for sale in the European Economic Area in the following categories: swine e.coli vaccines; equine influenza and tetanus vaccines; ruminant neonatal and clostridia vaccines; rabies vaccines; companion animal veterinary specialty products; and parasiticides and anti-inflammatories. The cost of acquiring these product lines was approximately $170 million.

- In September 2008, we announced an agreement with Medivation, Inc. (Medivation) to develop and commercialize Dimebon, Medivation's investigational drug for treatment of Alzheimer's disease and Huntington's disease. Following the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, the agreement went into effect in October 2008. Dimebon currently is

being evaluated in a Phase 3 trial in patients with mild-to-moderate Alzheimer's disease. Under the collaboration agreement with Medivation, we made an up-front payment of $225 million, which is included in *Research and development expenses*. We may also make additional payments of up to $500 million based upon development and regulatory milestones, as well as additional milestone payments based upon the successful commercialization of the product.

- In the second quarter of 2008, we acquired Encysive, a biopharmaceutical company, whose main product (Thelin), for the treatment of pulmonary arterial hypertension, is commercially available in much of the E.U., is approved in certain other markets, and is under review by the FDA. The cost of acquiring Encysive, through a tender offer and subsequent merger, was approximately $200 million, including transaction costs. In addition, in the second quarter of 2008, we acquired Serenex, a privately held biotechnology company that owns SNX-5422, an oral Heat Shock Protein 90 (Hsp90) inhibitor currently in Phase 1 trials for the potential treatment of solid tumors and hematological malignancies. Serenex also owns an extensive Hsp90 inhibitor compound library, which has potential uses in treating cancer and inflammatory and neurodegenerative diseases. In connection with these acquisitions, we recorded approximately $170 million in *Acquisition-related in-process research and development charges* and approximately $450 million in intangible assets.

- In the second quarter of 2008, we entered into an agreement with a subsidiary of Celldex for an exclusive worldwide license to CDX-110, an experimental therapeutic vaccine in Phase 2 development for the treatment of glioblastoma multiforme, and exclusive rights to the use of EGFRvIII vaccines in other potential indications. Under the license and development agreement, an up-front payment was made. Additional payments exceeding $390 million could potentially be made to Celldex based on the successful development and commercialization of CDX-110 and additional EGFRvIII vaccine products.

- In the first quarter of 2008, we acquired CovX, a privately held biotherapeutics company specializing in preclinical oncology and metabolic research and the developer of a biotherapeutics technology platform that we expect will enhance our biologic portfolio. Also in the first quarter of 2008, we acquired all the outstanding shares of Coley, a biopharmaceutical company specializing in vaccines and drug candidates designed to fight cancers, allergy and asthma disorders, and autoimmune diseases, for approximately $230 million. In connection with these and two smaller acquisitions related to Animal Health, we recorded approximately $440 million in *Acquisition-related in-process research and development charges*.

- In December 2007, we entered into a license agreement with Scil Technology Gmbh (Scil) for worldwide collaboration on Scil cartilage specific growth factor CD-RAP. Under this agreement, Pfizer obtained a worldwide exclusive license to develop and commercialize CD-RAP. We may make payments of up to $242 million based upon development and regulatory milestones.

- In December 2007, we entered into a license and collaboration agreement with Adolor Corporation (Adolor) to develop and commercialize ADL5859 and ADL577, proprietary delta opioid receptor agonist compounds for the treatment of pain. We may make payments of up to $233 million to Adolor, based on development and regulatory milestones.

- In December 2007, we entered into a research collaboration and license agreement with Taisho Pharmaceutical Co., Ltd. (Taisho) to acquire worldwide rights outside of Japan for TS-032, a metabolic glutamate receptor agonist that may offer a new treatment option for central nervous system disorders, and is currently in pre-clinical development for the treatment of schizophrenia. We may make payments of up to $255 million to Taisho based upon development and regulatory milestones.

- In the second quarter of 2007, we entered into a collaboration agreement with BMS to further develop and commercialize apixaban, an oral anticoagulant compound discovered by BMS. We made an initial payment to BMS of $250 million and additional payments to BMS related to product development efforts, which are included in *Research and development expenses* in 2007. We may also make additional payments of up to $780 million to BMS, based on development and regulatory milestones. In a separate agreement, we are also collaborating with BMS on the research, development and commercialization of a Pfizer discovery program, which includes preclinical compounds with potential applications for the treatment of metabolic disorders, including diabetes. We exited research efforts in the area of obesity during the third quarter of 2008.

- In April 2007, we agreed with OSI Pharmaceuticals, Inc. (OSI) to terminate a 2002 collaboration agreement to co-promote Macugen, for the treatment of age-related macular degeneration (AMD), in the U.S. We also agreed to amend and restate a 2002 license agreement for Macugen, and to return to OSI all rights to develop and commercialize Macugen in the U.S. In return, OSI granted us an exclusive right to develop and commercialize Macugen in the rest of the world.

- In the first quarter of 2007, we acquired BioRexis, a privately held biopharmaceutical company with a novel technology platform for developing new protein drug candidates, and Embrex, an animal health company that possesses a unique vaccine delivery system known as Inovoject that improves consistency and reliability by inoculating chicks while they are still inside the egg. In connection with these and other smaller acquisitions, we recorded $283 million in *Acquisition-related in-process research and development charges*.

- In December 2006, we entered into a collaboration agreement with Kosan Biosciences Inc. (Kosan) to develop a gastrointestinal disease treatment. In 2006, we expensed a payment of $12 million, which was included in *Research and development expenses*. Additional milestone payments of up to approximately $238 million may be made to Kosan, based upon the successful development and commercialization of a product.

- In September 2006, we entered into a license agreement with Quark Biotech Inc. for exclusive worldwide rights to a compound for the treatment of neovascular (wet) AMD.

- In September 2006, we entered into a license and collaboration agreement with TransTech Pharma Inc. (TransTech) to develop and commercialize small- and large-molecule compounds for treatment of Alzheimer's disease and diabetic neuropathy. Under the terms of the agreement, Pfizer received exclusive worldwide rights to TransTech's portfolio of compounds. In 2006, we expensed a payment of $101 million, which was included in *Research and development expenses*. Additional significant milestone payments may be made to TransTech, based upon the successful development and commercialization of a product.

- In June 2006, we entered into a license agreement with Bayer Pharmaceuticals Corporation to acquire exclusive worldwide rights to DGAT-1 inhibitors.
- In June 2006, we acquired the worldwide rights to Toviaz (fesoterodine), a drug for treating overactive bladder which was approved in the E.U. in April 2007 and in the U.S. in October 2008, from Schwarz Pharma AG.
- In March 2006, we entered into research collaborations with NicOX SA in ophthalmic disorders and NOXXON Pharma AG in Alzheimer's disease and ophthalmic disorders.
- In February 2006, we completed the acquisition of the sanofi-aventis worldwide rights, including patent rights and production technology, to manufacture and sell Exubera, an inhaled form of insulin, and the insulin-production business and facilities located in Frankfurt, Germany, previously jointly owned by Pfizer and sanofi-aventis, for approximately $1.4 billion in cash (including transaction costs). Substantially all assets recorded in connection with this acquisition have now been written off. (See the "Our 2008 Performance: Certain Charges—Exubera" section of this Financial Review.) Prior to the acquisition, in connection with our collaboration agreement with sanofi-aventis, we recorded a research and development milestone due to us from sanofi-aventis of approximately $118 million ($71 million, after tax) in 2006 in *Research and development expenses* upon the approval of Exubera in January 2006 by the FDA.
- In December 2006, we completed the acquisition of PowderMed, a U.K. company which specializes in the emerging science of DNA-based vaccines for the treatment of influenza and chronic viral diseases, and in May 2006, we completed the acquisition of Rinat, a biologics company with several new central-nervous-system product candidates. In 2006, the aggregate cost of these and other smaller acquisitions was approximately $880 million (including transaction costs). In connection with these transactions, we recorded $835 million in *Acquisition-related in-process research and development charges.*

Dispositions

We evaluate our businesses and product lines periodically for strategic fit within our operations.

In the fourth quarter of 2006, we sold our Consumer Healthcare business for $16.6 billion, and recorded a gain of approximately $10.2 billion ($7.9 billion, net of tax) in *Gains on sales of discontinued operations—net of tax* in the consolidated statement of income for 2006. In 2007, we recorded a loss of approximately $70 million, after-tax, primarily related to the resolution of contingencies, such as purchase price adjustments and product warranty obligations, as well as pension settlements. This business was composed of:

- substantially all of our former Consumer Healthcare segment;
- other associated amounts, such as purchase-accounting impacts, acquisition-related costs and restructuring and implementation costs related to our cost-reduction initiatives that were previously reported in the Corporate/Other segment; and
- certain manufacturing facility assets and liabilities, which were previously part of our Pharmaceutical or Corporate/Other segment but were included in the sale of the Consumer Healthcare business. The net impact to the Pharmaceutical segment was not significant.

The results of this business are included in *Income from discontinued operations—net of tax* for 2006. (See Notes to Consolidated Financial Statements—*Note 3. Discontinued Operations.*)

We continued during 2008 and 2007, and will continue for a period of time, to generate cash flows and to report income statement activity in continuing operations that are associated with our former Consumer Healthcare business. The activities that give rise to these impacts are transitional in nature and generally result from agreements that ensure and facilitate the orderly transfer of business operations to the new owner. Included in continuing operations for 2008 and 2007 were the following amounts associated with these transition service agreements that will no longer occur after the full transfer of activities to the new owner: for 2008, *Revenues* of $172 million; *Cost of sales* of $162 million; and *Selling, informational and administrative expenses* of $3 million and for 2007, *Revenues* of $219 million; *Cost of sales* of $194 million; *Selling, informational and administrative expenses* of $15 million; and *Other (income)/deductions—net* of $16 million in income.

Our Expectations for 2009

While our revenues and income will continue to be tempered in the near term due to patent expirations and other factors, we will continue to make the investments necessary to sustain long-term growth. We remain confident that Pfizer has the organizational strength and resilience, as well as the strategies, the financial depth and flexibility, to succeed in the long term. However, no assurance can be given that the factors described above under "Our Operating Environment and Response to Key Opportunities and Challenges" or below under "Forward-Looking Information and Factors That May Affect Future Results" or other significant factors will not have a material adverse effect on our business and financial results.

Compared to 2008, our 2009 guidance, at current exchange rates, reflects increased pension expenses, lower interest income, as well as an increase in the effective tax rate resulting from financial strategies in connection with our proposed acquisition of Wyeth.

At current exchange rates, we forecast 2009 revenues of $44.0 billion to $46.0 billion, reported diluted earnings per common share (EPS) of $1.34 to $1.49 and Adjusted diluted EPS of $1.85 to $1.95. On January 26, 2009, we announced the implementation of a new cost-reduction initiative that we anticipate will achieve a reduction in adjusted total costs of approximately $3 billion, on a constant currency basis, by the end of 2011, compared with our 2008 adjusted total costs. We plan to reinvest approximately $1

billion of these savings in the business, resulting in an expected $2 billion net decrease compared to our 2008 adjusted total costs. (For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.)

As referenced in this section: (i) "current exchange rates" is defined as rates approximating foreign currency spot rates in January 2009 and (ii) "constant currency basis" is defined as the actual foreign currency exchange rates in effect during 2008. Both of these assumptions are critical elements of our guidance and actual foreign currency rates may be materially different from these assumptions. For example, in the fourth quarter of 2008, the foreign currency exchange rates in our largest markets changed by increments ranging from 10% to 25%. As future events and their effects cannot be determined with precision, we provide our guidance by reference to historical foreign currency exchange rates. We will continue to disclose the impact of these rates on our results, if material.

Given these and other factors, a reconciliation, at current exchange rates and reflecting management's current assessment, of 2009 Adjusted income and Adjusted diluted EPS guidance to 2009 reported Net income and reported diluted EPS guidance, follows:

	FULL-YEAR 2009 GUIDANCE	
(BILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS)	NET INCOME[a]	DILUTED EPS[a]
Adjusted income/diluted EPS[b] guidance	~$12.5-$13.2	~$1.85-$1.95
Purchase accounting impacts of transactions completed as of 12/31/08	(1.8)	(0.26)
Costs related to cost-reduction initiatives	(1.3-1.7)	(0.20-0.25)
Reported Net income/diluted EPS guidance	~$9.0-$10.1	~$1.34-$1.49

[a] Does not assume the completion of any business-development transactions not completed as of December 31, 2008, and excludes potential effects of litigation-related matters not substantially resolved as of December 31, 2008, as we do not forecast those items.
[b] For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.

Our 2009 forecasted financial performance guidance is subject to a number of factors and uncertainties—as described in the "Forward-Looking Information and Factors That May Affect Future Results" section of this Financial Review.

Accounting Policies

We consider the following accounting policies important in understanding our operating results and financial condition. For additional accounting policies, see Notes to Consolidated Financial Statements—*Note 1. Significant Accounting Policies.*

Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. These estimates and underlying assumptions can impact all elements of our financial statements. For example, in the consolidated statement of income, estimates are used when accounting for deductions from revenues (such as rebates, chargebacks, sales returns and sales allowances), determining cost of sales, allocating cost in the form of depreciation and amortization, and estimating restructuring charges and the impact of contingencies. On the consolidated balance sheet, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, investments, inventories, fixed assets and intangible assets (including goodwill), and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, the impact of contingencies, rebates, chargebacks, sales returns and sales allowances and restructuring reserves.

We regularly evaluate our estimates and assumptions, using historical experience and other factors, including the economic environment. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. Market conditions, such as illiquid credit markets, volatile equity markets, dramatic fluctuations in foreign currency rates and economic recession, can increase the uncertainty already inherent in our estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes will be reflected in our financial statements on a prospective basis. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. These and other risks and uncertainties are discussed throughout this Financial Review, particularly in the section "Forward-Looking Information and Factors That May Affect Future Results."

Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable and we record anticipated recoveries under existing insurance contracts when assured of recovery. For tax matters, beginning in 2007 upon the adoption of a new accounting standard, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a 'more-likely-than-not' standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not. (See Notes to Consolidated Financial Statements—*Note 1B. Significant Accounting Policies: New Accounting Standards* and *Note 7E. Taxes on*

Income: Tax Contingencies.) We consider many factors in making these assessments. Because litigation and other contingencies are inherently unpredictable and excessive verdicts do occur, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see Notes to Consolidated Financial Statements—*Note 1C. Significant Accounting Policies: Estimates and Assumptions*).

Acquisitions

Our consolidated financial statements reflect an acquired business after the completion of the acquisition and are not restated. We account for acquired businesses using the purchase method of accounting, which requires that most assets acquired and liabilities assumed be recorded at the date of acquisition at their fair values. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired IPR&D have been expensed at the date of acquisition. When we have acquired net assets that do not constitute a business under generally accepted accounting principles in the U.S. (U.S. GAAP), no goodwill has been recognized.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

There are several methods that can be used to determine fair value. For intangible assets, including IPR&D, we typically use the "income method." This method starts with our forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include:

- the amount and timing of projected future cash flows;
- the amount and timing of projected costs to develop the IPR&D into commercially viable products;
- the discount rate selected to measure the risks inherent in the future cash flows; and
- the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of (i) any technical, legal, regulatory, or economic barriers to entry, as well as (ii) expected changes in standards of practice for indications addressed by the asset.

Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. For example, the useful life of the right to patent associated with a pharmaceutical product's exclusive patent will be finite and will result in amortization expense being recorded in our results of operations over a determinable period. However, the useful life associated with a brand that has no patent protection but that retains, and is expected to retain, a distinct market identity could be considered to be indefinite and the asset would not be amortized.

Revenues

Revenue Recognition—We record revenues from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as rebates, discounts and incentives, and product returns. When we cannot reasonably estimate the amount of future product returns, we record revenues when the risk of product return has been substantially eliminated.

Deductions from Revenues—Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenues are recognized, and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our pharmaceutical products. These deductions represent estimates of the related obligations and, as such, judgment and knowledge of market conditions and practice are required when estimating the impact of these sales deductions on gross sales for a reporting period.

Specifically,

- In the U.S., we record provisions for pharmaceutical Medicaid, Medicare and contract rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to better match our current experience or our expected future experience. In assessing this ratio, we consider current contract terms, such as changes in formulary status and discount rates. If our ratio is not indicative of future experience, our results could be materially affected.
- Outside the U.S., the majority of our pharmaceutical rebates, discounts and price reductions are contractual or legislatively mandated, and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending and we use an estimated allocation factor (based on historical payments) and total revenues by country against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us monitor the adequacy of these accruals. If our estimates are not indicative of actual unbudgeted spending, our results could be materially affected.
- Provisions for pharmaceutical chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) closely approximate actual as we settle these deductions generally within two to four weeks of incurring the liability.
- Provisions for pharmaceutical returns are based on a calculation in each market that incorporates the following, as appropriate: local returns policies and practices; returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf-life by product; and an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as loss of exclusivity, product recalls, or a changing competitive environment, as appropriate.

- We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs.

Historically, our adjustments to actual have not been material; on a quarterly basis, they generally have been less than 1.0% of Pharmaceutical net sales and can result in a net increase to income or a net decrease to income. The sensitivity of our estimates can vary by program, type of customer and geographic location. However, estimates associated with U.S. Medicaid and contract rebates are most at-risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, our adjustments to actual can incorporate revisions of several prior quarters.

Alliances—We have agreements to co-promote pharmaceutical products discovered by other companies. Alliance revenues are earned when our co-promotion partners ship the related product and title passes to their customer. Alliance revenues are primarily based upon a percentage of our co-promotion partners' net sales. Expenses for selling and marketing these products are included in *Selling, informational and administrative expenses*.

Long-Lived Assets

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment indicators at least annually and we perform detailed impairment testing for goodwill and indefinite-lived assets annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets. Examples of those events or circumstances that may be indicative of impairment include:

- A significant adverse change in legal factors or in the business climate that could affect the value of the asset. For example, a successful challenge of our patent rights likely would result in generic competition earlier than expected.
- A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities could affect our ability to manufacture or sell a product.
- A projection or forecast that demonstrates losses associated with an asset. This could include, for example, a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could include the introduction of a competitor's product that results in a significant loss of market share or the lack of acceptance of a product by patients, physicians and payers.

Our impairment review process is as follows:

- For finite-lived intangible assets, such as developed technology rights, whenever impairment indicators are present, we perform an in-depth review for impairment. We calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. Fair value is generally calculated by applying an appropriate discount rate to the undiscounted cash flow projections to arrive at net present value. In addition, in all cases of an impairment review, we reevaluate the remaining useful life of the asset and modify it, as appropriate.
- For indefinite-lived intangible assets, such as brands, each year and whenever impairment indicators are present, we calculate the fair value of the asset and record an impairment loss for the excess of book value over fair value, if any. Fair value is generally measured as the net present value of projected cash flows. In addition, in all cases of an impairment review, we reevaluate the remaining useful life of the asset and determine whether continuing to characterize the asset as indefinite-lived is appropriate.
- For Goodwill, which includes amounts related to our Pharmaceutical and Animal Health segments, each year and whenever impairment indicators are present, we calculate the fair value of each business segment and calculate the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill and record an impairment loss for the excess of book value of goodwill over the implied fair value, if any.
- For other long-lived assets, such as property, plant and equipment, we apply procedures similar to those for finite-lived intangible assets to determine if an asset is impaired. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the book value of these assets. Long-term investments and loans are subject to periodic impairment reviews whenever impairment indicators are present.
- For non-current deferred tax assets, we provide a valuation allowance when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent, feasible tax-planning strategies.

The value of intangible assets is determined primarily using the "income method," which starts with a forecast of all the expected future net cash flows, some of which are more certain than others. For example, the valuation of an intangible asset may include the cash flows associated with selling the approved product throughout the world, as well as the value associated with using the developed technology in current R&D projects. In this situation, the projected cash flows of the approved indications are more likely to be achieved than the potential cash flows associated with R&D projects for the currently unapproved indications. The unequal probability of realizing these cash flow streams reflects the uncertainty associated with the future benefits of individual R&D projects and those that leverage the benefits of developed technology. Accordingly, the potential for impairment for these intangible assets may exist if actual revenues are significantly less than those initially forecasted or actual expenses are significantly more than those

initially forecasted. Further, an asset's expected useful life can increase estimation risk and, thus, impairment risk, as longer-lived intangibles necessarily require longer-term forecasts—it should be noted that, for some assets, these time spans can range up to 20 years or longer. Some of the more significant estimates and assumptions inherent in the intangible asset impairment estimation process include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.

The implied fair value of goodwill is determined by first estimating the fair value of the associated business segment. To estimate the fair value of the Pharmaceutical business segment, we generally use the "market approach," where we compare the segment to similar businesses or "guideline" companies whose securities are actively traded in public markets or which have recently been sold in a private transaction. For the Animal Health business segment, we generally use the "income approach," where we use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Some of the more significant estimates and assumptions inherent in the goodwill impairment estimation process using the "market approach" include: the selection of appropriate guideline companies; the determination of market value multiples for the guideline companies and the subsequent selection of an appropriate market value multiple for the business segment based on a comparison of the business segment to the guideline companies; and the determination of applicable premiums and discounts based on any differences in ownership percentages, ownership rights, business ownership forms, or marketability between the segment and the guideline companies; and/ or knowledge of the terms and conditions of comparable transactions. When considering the "income approach," we include the required rate of return used in the discounted cash flow method, which reflects capital market conditions and the specific risks associated with the business segment. Other estimates inherent in the "income approach" include long-term growth rates and cash flow forecasts for the business segment.

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions (see "Estimates and Assumptions," above). The judgments made in determining an estimate of fair value can materially impact our results of operations.

Pension and Postretirement Benefit Plans

We provide defined benefit pension plans for the majority of our employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees. (See Notes to Consolidated Financial Statements—*Note 13. Pension and Postretirement Benefit Plans and Defined Contribution Plans.*)

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations, which result from a complex series of judgments about future events and uncertainties (see "Estimates and Assumptions," above). The assumptions and actuarial estimates required to estimate the employee benefit obligations for the defined benefit and postretirement plans, may include discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality (life expectancy); expected return on assets; and healthcare cost trend rates. Our assumptions reflect our historical experiences and our best judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of our benefit plans can materially impact our results of operations.

As a result of recent global financial market conditions, the fair value of the assets held in our pension plans has decreased by approximately 20%. We estimate those losses will be amortized over the next 10 years (along with previous year's actuarial gains and losses). As a result of the amortization of these losses, as well as a lower asset base on which to earn future returns, we expect U.S. net periodic pension benefit costs in 2009 to increase by approximately $400 million.

The following table shows the expected versus actual rate of return on plan assets and the discount rate used to determine the benefit obligations for the U.S. qualified pension plans:

	2008	2007	2006
Expected annual rate of return	8.5%	9.0%	9.0%
Actual annual rate of return	(20.7)	7.9	15.2
Discount rate	6.4	6.5	5.9

We reduced our expected long-term return on plan assets from 9.0% in 2007 to 8.5% in 2008 for our U.S. pension plans, which impacts net periodic benefit cost. The decline in our expected return on plan assets reflects the modification made during late 2007 to our strategic asset target allocation to reduce the volatility of our plan funded status and the probability of future contribution requirements. Our revised target allocation increased debt securities allocation by 10.0% and reduced global equity securities allocation by 10.0%. No further changes to the strategic asset allocation were made in 2008 and therefore, we maintain the 8.5% expected long-term rate of return-on-assets in 2009. The assumption for the expected return-on-assets for our U.S. and international plans reflects our actual historical return experience and our long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of our targeted asset allocation in our respective plans. The expected return for our U.S. plans and the majority of our international plans is applied to the fair market value of plan assets at each year end. Holding all other assumptions constant, the effect of a 0.5 percentage-point decline in the return-on-assets assumption is an increase in our 2009 U.S. qualified pension plan pre-tax expense by approximately $27 million.

The discount rate used in calculating our U.S. defined benefit plan obligations as of December 31, 2008, is 6.4%, which represents a 0.1 percentage-point decrease from our December 31, 2007, rate of 6.5%. The discount rate for our U.S. defined benefit plans is based on a bond model constructed from a portfolio of high quality corporate bonds rated AA or better for which the timing and

amount of cash flows approximate the estimated payouts of the plans. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA or better, including where there is sufficient data, a yield curve approach. Holding all other assumptions constant, the effect of a 0.1 percentage-point decrease in the discount rate assumption is an increase in our 2009 U.S. qualified pension plans' pre-tax expense of approximately $12 million and an increase in the U.S. qualified pension plans' projected benefit obligations as of December 31, 2008, of approximately $97 million.

Analysis of the Consolidated Statement of Income

	YEAR ENDED DECEMBER 31,			% CHANGE	
(MILLIONS OF DOLLARS)	2008	2007	2006	08/07	07/06
Revenues	$48,296	$48,418	$48,371	—	—
Cost of sales	8,112	11,239	7,640	(28)	47
% of revenues	16.8%	23.2%	15.8%		
SI&A expenses	14,537	15,626	15,589	(7)	—
% of revenues	30.1%	32.3%	32.2%		
R&D expenses	7,945	8,089	7,599	(2)	6
% of revenues	16.5%	16.7%	15.7%		
Amortization of intangible assets	2,668	3,128	3,261	(15)	(4)
% of revenues	5.5%	6.5%	6.7%		
Acquisition-related IPR&D charges	633	283	835	123	(66)
% of revenues	1.3%	0.6%	1.7%		
Restructuring charges and acquisition-related costs	2,675	2,534	1,323	6	92
% of revenues	5.5%	5.2%	2.7%		
Other (income)/deductions—net	2,032	(1,759)	(904)	*	95
Income from continuing operations before provision for taxes on income, and minority interests	9,694	9,278	13,028	4	(29)
% of revenues	20.1%	19.2%	26.9%		
Provision for taxes on income	1,645	1,023	1,992	61	(49)
Effective tax rate	17.0%	11.0%	15.3%		
Minority interest	23	42	12	(45)	235
Discontinued operations—net of tax	78	(69)	8,313	*	*
Net income	$ 8,104	$ 8,144	$19,337	—	(58)
% of revenues	16.8%	16.8%	40.0%		

* Calculation not meaningful.
Percentages in this table and throughout the Financial Review may reflect rounding adjustments.

Revenues

Total revenues were $48.3 billion in 2008, essentially flat compared to 2007, primarily due to:

- an aggregate increase in revenues from Pharmaceutical products launched in the U.S. since 2006 and from many in-line products in 2008;
- the weakening of the U.S. dollar relative to many foreign currencies, especially the euro, Japanese yen and Canadian dollar, which increased revenues by approximately $1.6 billion, or 3.3%, in 2008; and
- increased revenues in our Animal Health segment and other businesses of $128 million in 2008,

offset by:

- a decrease in revenues for Zytec/Zyrtec D of $1.4 billion in 2008, primarily due to the loss of U.S. exclusivity and, in connection with our divestiture of our Consumer Healthcare business, the cessation of selling this product in late January 2008;
- a decrease in revenues for Norvasc of $757 million in 2008, primarily due to the loss of U.S. exclusivity in March 2007;
- an increase in rebates in 2008 due to a 2007 favorable adjustment recorded in 2007 based on the actual claims experienced under the Medicare Act, as well as the impact of our contracting strategies with both government and non-government entities in the U.S.;
- a decrease in revenues for Camptosar in the U.S. of $457 million in 2008, primarily due to the loss of U.S. exclusivity in February 2008;
- a decrease in revenues for Lipitor in the U.S. of $863 million in 2008, primarily resulting from competitive pressures from generics, among other factors; and
- an adjustment to the prior years' liabilities for product returns of $217 million recorded in the third quarter of 2008 (see the "Certain Charges: Adjustment of Prior Years' Liabilities for Product Returns" section of this Financial Review).

In 2008, Lipitor, Norvasc (which lost U.S. exclusivity in March 2007), Lyrica and Celebrex each delivered at least $2 billion in revenues, while Geodon/Zeldox, Zyvox, Viagra, Detrol/Detrol LA and Xalatan/Xalacom each surpassed $1 billion.

Total revenues were $48.4 billion in 2007, flat compared to 2006, primarily due to:

- an aggregate increase in revenues from Pharmaceutical products launched in the U.S. since 2005 of $2.0 billion and from many in-line products in 2007;
- the weakening of the U.S. dollar relative to many foreign currencies, especially the euro, U.K. pound and Canadian dollar, which increased revenues by $1.5 billion, or 3.0%, in 2007; and
- increased revenues in our Animal Health segment and other businesses of $706 million in 2007,

offset by:

- a decrease in revenues for Norvasc of $1.9 billion in 2007, primarily due to the loss of U.S. exclusivity in March 2007;
- a decrease in revenues for Zoloft, primarily due to the loss of U.S. exclusivity in August 2006, of $1.6 billion in 2007;
- a decrease in revenues for Lipitor in the U.S. of $654 million in 2007, primarily due to competitive pressures from generics among other factors; and
- the one-time reversal of a sales deduction accrual in 2006 related to a favorable development in a pricing dispute in the U.S. of about $170 million.

In 2007, Lipitor, Norvasc (which lost U.S. exclusivity in March 2007) and Celebrex each delivered at least $2 billion in revenues, while Lyrica, Viagra, Detrol/Detrol LA , Xalatan/Xalacom and Zyrtec/Zytec D (which lost U.S. exclusivity in January 2008) each surpassed $1 billion.

Revenues exceeded $500 million in each of 14 countries outside the U.S. in 2008 and in each of 12 countries outside the U.S. in 2007. The U.S. was the only country to contribute more than 10% of total revenues in each year.

Our policy relating to the supply of pharmaceutical inventory at domestic wholesalers, and in major international markets, is to maintain stocking levels under one month on average and to keep monthly levels consistent from year to year based on patterns of utilization. We have historically been able to closely monitor these customer stocking levels by purchasing information from our customers directly, or by obtaining other third-party information. We believe our data sources to be directionally reliable, but cannot verify their accuracy. Further, as we do not control this third-party data, we cannot be assured of continuing access. Unusual buying patterns and utilization are promptly investigated.

Rebates reduced revenues, as follows:

	YEAR ENDED DECEMBER 31,		
(BILLIONS OF DOLLARS)	**2008**	2007	2006
Medicaid and related state program rebates	**$0.5**	$0.6	$0.5
Medicare rebates	**0.8**	0.4	0.6
Performance-based contract rebates	**2.0**	1.9	1.8
Total	**$3.3**	$2.9	$2.9

The above rebates for 2008 were higher than 2007 and reflect:

- the impact of our contracting strategies with both government and non-government entities in the U.S.; and
- a favorable adjustment recorded in 2007 based on the actual claims experienced under the Medicare Act, which went into effect in 2006,

partially offset by:

- changes in product mix, among other factors.

Performance-based contracts are with managed care customers, including health maintenance organizations and pharmacy benefit managers, who receive rebates based on the achievement of contracted performance terms for products. Rebates are product-specific and, therefore, for any given year are impacted by the mix of products sold. Chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) reduced revenues by $1.9 billion in 2008, $1.6 billion in 2007 and $1.4 billion in 2006. Chargebacks were impacted by the launch of certain generic products in 2008, 2007 and 2006 by our Greenstone subsidiary.

Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates and chargebacks were $1.5 billion as of December 31, 2008, and are included in *Other current liabilities*.

Financial Review
Pfizer Inc and Subsidiary Companies

Revenues by Business Segment
We operate in the following business segments:

- **Pharmaceutical**

  —The Pharmaceutical segment includes products that prevent and treat cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye disease and endocrine disorders, among others.

- **Animal Health**

  —The Animal Health segment includes products that prevent and treat diseases in livestock and companion animals.

Total Revenues by Business Segment

	YEAR ENDED DECEMBER 31,		
	2008	2007	2006
Pharmaceutical	91.5%	91.8%	93.2%
Animal Health	5.8	5.4	4.8
Corporate/Other	2.7	2.8	2.0
Total revenues	100.0	100.0	100.0

Change in Revenues by Segment and Geographic Area
Worldwide revenues by segment and geographic area follow:

	YEAR ENDED DECEMBER 31,									% CHANGE					
	WORLDWIDE			U.S.			INTERNATIONAL			WORLDWIDE		U.S.		INTERNATIONAL	
(MILLIONS OF DOLLARS)	2008	2007	2006	2008	2007	2006	2008	2007	2006	08/07	07/06	08/07	07/06	08/07	07/06
Pharmaceutical	$44,174	$44,424	$45,083	$18,851	$21,548	$24,503	$25,323	$22,876	$20,580	(1)	(1)	(13)	(12)	11	11
Animal Health	2,825	2,639	2,311	1,168	1,132	1,032	1,657	1,507	1,279	7	14	3	10	10	18
Corporate/Other	1,297	1,355	977	416	473	287	881	882	690	(4)	39	(12)	65	—	28
Total Revenues	$48,296	$48,418	$48,371	$20,435	$23,153	$25,822	$27,861	$25,265	$22,549	—	—	(12)	(10)	10	12

Pharmaceutical Revenues
Our pharmaceutical business is the largest in the world. Revenues from this segment contributed approximately 91% of our total revenues in 2008, 92% of our total revenues in 2007 and 93% of our total revenues in 2006. As of September 30, 2008, nine of our pharmaceutical products were number one in their respective therapeutic categories based on revenues.

We recorded direct product sales of more than $1 billion for each of nine products in 2008, each of eight products in 2007 and each of nine products in 2006. These products represented 60% of our Pharmaceutical revenues in 2008, 58% of our Pharmaceutical revenues in 2007 and 64% of our Pharmaceutical revenues in 2006.

Worldwide Pharmaceutical revenues in 2008 were $44.2 billion, a decrease of 1% compared to 2007, primarily due to:

- a decrease in revenues for Zyrtec/Zyrtec D of $1.4 billion in 2008, primarily due to the loss of U.S. exclusivity and, in connection with our divestiture of our Consumer Healthcare business, the cessation of selling this product in late January 2008;
- a decrease in revenues for Norvasc of $757 million in 2008, primarily due to the loss of U.S. exclusivity in March 2007;
- an increase in rebates in 2008 due to a 2007 favorable adjustment recorded in 2007 based on the actual claims experienced under the Medicare Act, as well as the impact of our contracting strategies with both government and non-government entities in the U.S.;
- a decrease in revenues for Camptosar in the U.S. of $457 million in 2008, primarily due to the loss of U.S. exclusivity in February 2008;
- a decrease in revenues for Lipitor in the U.S. of $863 million in 2008, primarily resulting from competitive pressures from generics, among other factors; and
- an adjustment to the prior years' liabilities for product returns of $217 million recorded in 2008 (see the "Certain Charges: Adjustment of Prior Years' Liabilities for Product Returns" section of this Financial Review),

partially offset by:

- an aggregate increase in revenues from products launched in the U.S. since 2006, particularly Sutent, and from many in-line products, including Lyrica, which increased 41% in 2008; and
- the weakening of the U.S. dollar relative to many foreign currencies, especially the euro, Japanese yen and Canadian dollar, which increased Pharmaceutical revenues by approximately $1.5 billion, or 3.3%, in 2008.

Geographically:

- in the U.S., Pharmaceutical revenues in 2008 decreased 13% compared to 2007, primarily due to the effect of the loss of exclusivity on Norvasc, Zyrtec/Zyrtec D and Camptosar, an adjustment to the prior years' liabilities for product returns (approximately $160 million) recorded in the third quarter of 2008, higher rebates, lower sales of Lipitor, and lower sales of Chantix following the changes to its U.S. label in 2008, partially offset by the increase in revenues from products launched since 2006, except for Chantix, and from many in-line products; and
- in our international markets, Pharmaceutical revenues in 2008 increased 11% compared to 2007, primarily due to the favorable impact of foreign exchange on international revenues of approximately $1.5 billion (6.5%) in 2008, revenues from some of our products launched since 2006, as well as growth of certain in-line products, partially offset by an adjustment to the prior years' liabilities for product returns (approximately $60 million) recorded in the third quarter of 2008.

During 2008, international Pharmaceutical revenues grew to represent 57.3% of total Pharmaceutical revenues, compared to 51.5% in 2007. This increase has been fueled by higher volumes and the favorable impact of foreign exchange, despite pricing pressures in international markets.

Effective January 3, 2009, August 1, 2008, May 2, 2008, January 1, 2008, July 13, 2007 and January 1, 2007, we increased the published prices for certain U.S. pharmaceutical products. These price increases had no material effect on wholesaler inventory levels in comparison to the prior year.

Revenues—Major Pharmaceutical Products

Revenue information for several of our major Pharmaceutical products follows:

(MILLIONS OF DOLLARS) PRODUCT	PRIMARY INDICATIONS	YEAR ENDED DECEMBER 31, 2008	2007	2006	% CHANGE 08/07	07/06
Cardiovascular and metabolic diseases:						
Lipitor	Reduction of LDL cholesterol	**$12,401**	$12,675	$12,886	**(2)**	(2)
Norvasc	Hypertension	**2,244**	3,001	4,866	**(25)**	(38)
Chantix/Champix	An aid to smoking cessation	**846**	883	101	**(4)**	773
Caduet	Reduction of LDL cholesterol and hypertension	**589**	568	370	**4**	54
Cardura	Hypertension/Benign prostatic hyperplasia	**499**	506	538	**(1)**	(6)
Central nervous system disorders:						
Lyrica	Epilepsy, post-herpetic neuralgia and diabetic peripheral neuropathy, fibromyalgia	**2,573**	1,829	1,156	**41**	58
Geodon/Zeldox	Schizophrenia and acute manic or mixed episodes associated with bipolar disorder	**1,007**	854	758	**18**	13
Zoloft	Depression and certain anxiety disorders	**539**	531	2,110	**2**	(75)
Aricept[(a)]	Alzheimer's disease	**482**	401	358	**20**	12
Neurontin	Epilepsy and post-herpetic neuralgia	**387**	431	496	**(10)**	(13)
Xanax/Xanax XR	Anxiety/Panic disorders	**350**	325	316	**8**	3
Relpax	Migraine headaches	**321**	315	286	**2**	10
Arthritis and pain:						
Celebrex	Arthritis pain and inflammation, acute pain	**2,489**	2,290	2,039	**9**	12
Infectious and respiratory diseases:						
Zyvox	Bacterial infections	**1,115**	944	782	**18**	21
Vfend	Fungal infections	**743**	632	515	**18**	23
Zithromax/Zmax	Bacterial infections	**429**	438	638	**(2)**	(31)
Diflucan	Fungal infections	**373**	415	435	**(10)**	(5)
Urology:						
Viagra	Erectile dysfunction	**1,934**	1,764	1,657	**10**	6
Detrol/Detrol LA	Overactive bladder	**1,214**	1,190	1,100	**2**	8
Oncology:						
Sutent	Advanced and/or metastatic renal cell carcinoma (mRCC) and refractory gastrointestinal stromal tumors (GIST)	**847**	581	219	**46**	166
Camptosar	Metastatic colorectal cancer	**563**	969	903	**(42)**	7
Aromasin	Breast cancer	**465**	401	320	**16**	25
Ophthalmology:						
Xalatan/Xalacom	Glaucoma and ocular hypertension	**1,745**	1,604	1,453	**9**	10
Endocrine disorders:						
Genotropin	Replacement of human growth hormone	**898**	843	795	**6**	6
All other:						
Zyrtec/Zyrtec D	Allergies	**129**	1,541	1,569	**(92)**	(2)
Alliance revenues	Alzheimer's disease (Aricept), neovascular (wet) Age-related macular degeneration (Macugen), Parkinson's disease (Mirapex), hypertension (Exforge and Olmetec), multiple sclerosis (Rebif) and chronic obstructive pulmonary disease (Spiriva)	**2,251**	1,789	1,374	**26**	30

(a) Represents direct sales under license agreement with Eisai Co., Ltd.
Certain amounts and percentages may reflect rounding adjustments.

Pharmaceutical—Selected Product Descriptions

- **Lipitor,** for the treatment of elevated LDL-cholesterol levels in the blood, is the most widely used prescription treatment for lowering cholesterol and the best-selling pharmaceutical product of any kind in the world. Lipitor recorded worldwide revenues of $12.4 billion in 2008, a decrease of 2% compared to 2007 despite the favorable impact of foreign exchange, which increased revenues by approximately $310 million, or 2%. In the U.S., revenues of $6.3 billion in 2008 declined 12% compared to 2007. Internationally, Lipitor revenues in 2008 increased 11% compared to 2007, with 6% due to the favorable impact of foreign exchange.

The decrease in Lipitor worldwide revenues in 2008 compared to 2007 was driven by a combination of factors, including the following:

- the impact of an intensely competitive lipid-lowering market, with competition from multi-source generic simvastatin and branded products in the U.S.;
- increased payer pressure in the U.S.; and
- slower growth in the lipid-lowering market, due in part to a slower rate of growth in the Medicare Part D population and heightened overall patient cost-sensitivity in the U.S., resulting in a softening overall market demand,

partially offset by:

- the favorable impact of foreign exchange; and
- operational growth internationally.

See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain patent and product litigation relating to Lipitor.

- **Norvasc,** for treating hypertension, lost exclusivity in the U.S. in March 2007. Norvasc also experienced patent expirations in most other major markets, with the exception of Canada. Norvasc worldwide revenues in 2008 decreased 25% compared to 2007.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain patent litigation relating to Norvasc.

- **Chantix/Champix,** the first new prescription treatment to aid smoking cessation in nearly a decade, became available to patients in the U.S. in August 2006 and in select E.U. markets in December 2006 and has been launched in all major markets. Chantix/Champix has been prescribed to more than ten million patients globally since its launch. Chantix/Champix recorded worldwide revenues of $846 million in 2008, a decrease of 4% compared to 2007. In the U.S., revenues of $489 million in 2008 declined 30% compared to the same period in 2007 following changes to the Chantix U.S. label during 2008. Internationally, revenues of $357 million in 2008 increased 95% compared to 2007, due primarily to launches in additional countries and continued growth in the U.K., Spain, Canada, Belgium and Japan.

  In January 2008, we added a warning to Chantix's label in the U.S. that patients who are attempting to quit smoking by taking Chantix should be observed by a physician for neuropsychiatric symptoms like changes in behavior, agitation, depressed mood, suicidal ideation and suicidal behavior. A causal relationship between Chantix and these reported symptoms has not been established.

  In May 2008, we updated the Chantix label in the U.S. to provide further guidance about the use of Chantix. The updated label advises that patients should stop taking Chantix and contact their healthcare provider immediately if agitation, depressed mood, or changes in behavior that are not typical for them are observed, or if they develop suicidal thoughts or suicidal behavior.

  U.S. prescription trends and U.S. revenues for Chantix have declined following the addition of the warnings to the product's label in the U.S. We are continuing our educational and promotional efforts, which are focused on the Chantix benefit-risk proposition, the significant health consequences of smoking and the importance of the physician-patient dialogue in helping patients quit smoking. In September 2008, the U.S. branded direct-to-consumer campaign was relaunched with print, television and web advertising.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain product litigation relating to Chantix.

- **Caduet**, a single pill therapy combining Norvasc and Lipitor, recorded worldwide revenues of $589 million, an increase of 4% for 2008, compared to 2007, due primarily to growth in new launch countries, partially offset by lower revenues in the U.S., due to the introduction of generic amlodipine besylate and increased competition in the hypertension market. A more focused message platform and highly targeted consumer campaign have recently stabilized the rate of new patient starts in the U.S.

- **Lyrica**, indicated for the management of post-herpetic neuralgia (PHN), diabetic peripheral neuropathy (DPN) and fibromyalgia, and as adjunctive therapy for adult patients with partial onset seizures in the U.S., and for neuropathic pain and general anxiety disorder (GAD) outside the U.S., recorded worldwide revenues of $2.6 billion in 2008, an increase of 41% compared to 2007. In June 2007, Lyrica was approved in the U.S. for the management of fibromyalgia, one of the most common chronic, widespread pain conditions, which affects more than five million Americans. Lyrica is the leading branded treatment for fibromyalgia, PHN and DPN in the U.S.

  In July 2008, an FDA advisory committee concurred with the FDA's finding of a potential increased signal regarding suicidal thoughts and behavior for the class of 11 epilepsy drugs reviewed, including Lyrica and Neurontin. However, the committee determined that the available data did not warrant black box labeling as had been recommended by the FDA. We are confident in the efficacy and safety profile of Lyrica and Neurontin for their approved indications. We have conducted an extensive review of controlled clinical trials and post-marketing reports for both medicines, which showed no evidence of an increased signal

regarding suicidal thoughts and behavior. We are working closely with the FDA to update the labeling for these products and we hope that the labeling change will further facilitate important dialogue between patients and their doctors when considering treatment options.

- **Geodon/Zeldox**, a psychotropic agent, is a dopamine and serotonin receptor antagonist indicated for the treatment of schizophrenia and acute manic or mixed episodes associated with bipolar disorder. It is available in both an oral capsule and rapid-acting intramuscular formulation. In 2008, Geodon worldwide revenues grew 18%, compared to 2007. Geodon is supported by Pfizer's recently launched psychiatric field force and Geodon's efficacy and favorable tolerability and metabolic profiles.

- **Celebrex,** a treatment for the signs and symptoms of osteoarthritis and rheumatoid arthritis and acute pain in adults, experienced a 9% increase in worldwide revenues to $2.5 billion in 2008, supported by continued educational and promotional efforts highlighting Celebrex's efficacy and safety profile.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain patent and product litigation relating to Celebrex.

- **Zyvox** is the world's best-selling branded agent for the treatment of certain serious Gram-positive pathogens, including Methicillin-Resistant Staphylococcus-Aureus (MRSA). MRSA remains a serious and growing threat in hospitals and the community. Zyvox is an excellent first-line choice for the treatment of adults and children with complicated skin and skin structure infections and nosocomial pneumonia due to known or suspected MRSA. Zyvox is the only FDA approved agent for MRSA that offers intravenous and oral formulations for these indications. Its unique mechanism of action minimizes the potential for cross-resistance. To date, more than three million patients have been treated worldwide. Zyvox worldwide sales grew 18% to $1.1 billion in 2008.

- **Selzentry/Celsentri** (maraviroc tablets), a CCR5 antagonist, is the first in a new class of oral HIV medicines in more than a decade known as CCR5 antagonists. CCR5 antagonists work by blocking the CCR5 co-receptor, the virus' predominant entry route into T-cells. Selzentry/Celsentri stops the R5 virus on the outside surface of the cells before it enters, rather than fighting the virus inside, as do all other classes of oral HIV medicines. Selzentry/Celsentri was approved in the U.S. and in Europe in 2007 and in Japan in 2008, and is indicated for combination anti-retroviral treatment of treatment-experienced adults infected with only CCR5-tropic HIV-1, who have evidence of viral replication and have HIV-1 strains resistant to multiple anti-retroviral agents. A diagnostic test confirms whether a patient is infected with CCR5-tropic HIV-1, which is also known as "R5-virus." We accelerated the Selzentry/Celsentri development program to make it available to patients in need. Performance has been driven by increased access and reimbursement of tropism testing, targeted promotion and combination therapy with new agents.

- **Viagra** remains the leading treatment for erectile dysfunction and one of the world's most recognized pharmaceutical brands after more than a decade. Viagra worldwide revenues grew 10% in 2008, compared to 2007.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain product litigation relating to Viagra.

- **Detrol/Detrol LA,** a muscarinic receptor antagonist, is the most prescribed branded medicine worldwide for overactive bladder. Detrol LA is an extended-release formulation taken once a day. Detrol/Detrol LA worldwide revenues grew 2% to $1.2 billion in 2008, compared to 2007.

  See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of recent developments with respect to certain patent litigation relating to Detrol/Detrol LA.

- **Sutent,** for the treatment of advanced renal cell carcinoma, including metastatic renal cell carcinoma, and gastrointestinal stromal tumors (GIST) after disease progression on, or intolerance to, imatinib mesylate, was launched in the U.S. in January 2006. It has now been launched in all major markets, including Japan, where it was approved in April 2008 for the treatment of GIST, after failure of imatinib treatment due to resistance, and for renal cell carcinoma not indicated for curative resection and mRCC. Sutent recorded worldwide revenues of $847 million in 2008, an increase of 46% compared to 2007. We continue to drive growth in the U.S. and internationally, supported by cost-effectiveness data and efficacy data in first-line mRCC—including 2-year survival data, which represents the first time overall survival of two years has been seen in the treatment of advanced kidney cancer, as well as through strong promotional efforts and the promotion of access and health care coverage. As of September 30, 2008, Sutent was the best-selling medicine in the world for the treatment of first-line mRCC.

- **Camptosar,** indicated as first-line therapy for metastatic colorectal cancer in combination with 5-fluorouracil and leucovorin, lost exclusivity in the U.S. in February 2008. It is also indicated for patients in whom metastatic colorectal cancer has recurred or progressed following initial fluorouracil-based therapy. Camptosar is for intravenous use only. Camptosar worldwide revenues decreased 42% to $563 million in 2008, compared to 2007.

- **Xalatan**, a prostaglandin, is the world's leading branded agent to reduce elevated eye pressure in patients with open-angle glaucoma or ocular hypertension. Xalatan's proven clinical benefits and studies demonstrating long-term safety should support the continued growth of this important medicine. **Xalacom,** a fixed combination prostaglandin (Xalatan) and beta blocker (timolol), is available outside the U.S. Xalatan/Xalacom worldwide revenues grew 9% in 2008, compared to 2007.

- **Genotropin**, the world's leading human growth hormone, is used in children for the treatment of short stature with growth hormone deficiency, Prader-Willi Syndrome, Turner Syndrome, Small for Gestational Age Syndrome, Idiopathic Short Stature (in the U.S. only) and Chronic Renal Insufficiency (outside the U.S. only), as well as in adults with growth hormone deficiency. Genotropin worldwide revenues grew 6% in 2008 to $898 million, compared to 2007, driven by its broad platform of innovative injection-delivery devices.

- **Zyrtec/Zyrtec D** allergy medicines experienced a 92% decline in worldwide revenues in 2008 compared to 2007, following the loss of U.S. exclusivity in January 2008. Since we sold our rights to market Zyrtec/Zyrtec D over-the-counter in connection with the sale of our Consumer Healthcare business, we ceased selling this product in late January 2008.

- Alliance revenues reflect revenues primarily associated with our co-promotion of Aricept, Rebif and Spiriva.

—**Aricept**, discovered and developed by our alliance partner Eisai Co., Ltd, is the world's leading medicine to treat symptoms of Alzheimer's disease. See Notes to Consolidated Financial Statements—*Note 19. Legal Proceedings and Contingencies* for a discussion of certain patent litigation relating to Aricept.

—**Rebif**, discovered and developed by EMD Serono, Inc. (Serono), is used to treat symptoms of relapsing forms of multiple sclerosis. Pfizer co-promotes Rebif with Serono in the U.S.

—**Spiriva**, discovered and developed by our alliance partner Boehringer Ingelheim, is used to treat chronic obstructive pulmonary disease, a chronic respiratory disorder that includes chronic bronchitis and emphysema.

Alliances allow us to co-promote or license these products for sale in certain countries. Under the co-promotion agreements, these products are marketed and promoted with our alliance partners. We provide funding through cash, staff and other resources to sell, market, promote and further develop these products.

Product Developments

We continue to invest in R&D to provide future sources of revenues through the development of new products, as well as through additional uses for existing in-line and alliance products, and we have taken important steps to prioritize our research and development portfolio to maximize value. After a review of all our therapeutic areas, in 2008, we announced our decision to exit certain disease areas—anemia, atherosclerosis/hyperlipidemia, bone health/frailty, gastrointestinal, heart failure, liver fibrosis, muscle, obesity, osteoarthritis (disease modifying concepts only) and peripheral arterial disease—and give higher priority to the following disease areas: Alzheimer's disease, diabetes, inflammation/immunology, oncology, pain and psychoses (schizophrenia). We also will continue to work in many other disease areas, such as asthma, chronic obstructive pulmonary disorder, genitourinary, infectious diseases, ophthalmology, smoking cessation, thrombosis and transplant, among others. These decisions did not affect our portfolio of marketed products, the development of compounds currently in Phase 3 or any launches planned over the next three years. Notwithstanding our efforts, there are no assurances as to when, or if, we will receive regulatory approval for additional indications for existing products or any of our other products in development. Below are significant regulatory actions by, and filings pending with, the FDA and regulatory authorities in the E.U. and Japan.

Recent FDA approvals:

PRODUCT	INDICATION	DATE APPROVED
Toviaz (fesoterodine)	Treatment of overactive bladder	October 2008
Zmax	Community-acquired pneumonia–Pediatric filing	October 2008

Pending U.S. new drug applications (NDAs) and supplemental filings:

PRODUCT	INDICATION	DATE SUBMITTED
Selzentry (maraviroc)	HIV in treatment-naïve patients	December 2008
Geodon	Maintenance treatment of bipolar mania	December 2008
Geodon	Treatment of bipolar disorders–Pediatric filing	October 2008
Fablyn (lasofoxifene)	Treatment of osteoporosis	December 2007
Spiriva	Respimat device for chronic obstructive pulmonary disease	November 2007
Zmax	Treatment of bacterial infections–sustained release–acute otitis media (AOM) and sinusitis–Pediatric filing	November 2006
Vfend	Treatment of fungal infections–Pediatric filing	June 2005
Thelin	Treatment of pulmonary arterial hypertension (PAH)	May 2005

We received "not-approvable" letters from the FDA for Fablyn (lasofoxifene) for the prevention of post-menopausal osteoporosis in September 2005 and for the treatment of vaginal atrophy in January 2006. We submitted a new NDA for the treatment of osteoporosis in post-menopausal women in December 2007, including the three-year interim data from the Postmenopausal Evaluation And Risk-reduction with Lasofoxifene (PEARL) study in support of the new NDA. In September 2008, nine of the 13 members of an FDA advisory committee concluded that there is a population of women with post-menopausal osteoporosis for which the benefit of treatment with Fablyn is likely to outweigh the risks. In January 2009, we received a "complete response" letter from the FDA for the Fablyn submission. The FDA is seeking additional data and we are working with the FDA to determine the appropriate next steps regarding our application.

In September 2008, we received a "complete response" letter from the FDA for the Spiriva Respimat submission. The FDA is seeking additional data and we are working with the FDA to provide the additional information.

In September 2007, we received an "approvable" letter from the FDA for Zmax that sets forth requirements to obtain approval for the pediatric AOM indication based on pharmacokinetic data. A supplemental filing for pediatric AOM and sinusitis remains under review.

In December 2005, we received an "approvable" letter from the FDA for our Vfend pediatric filing, which sets forth the additional requirements for approval. We have been systematically working through these requirements and addressing the FDA's concerns, including initiating an additional pharmacokinetics study in November 2008.

In June 2008, we completed the acquisition of Encysive, whose main product is Thelin. In June 2007, Encysive received a third "approvable" letter from the FDA for Thelin for the treatment of PAH. We began an additional Phase 3 clinical trial in patients with PAH during the fourth quarter of 2008 to address the concerns of the FDA regarding efficacy as reflected in that letter.

In September 2008, we announced that we would globally withdraw all dalbavancin marketing applications for the treatment of complicated skin and skin structure gram-positive bacterial infections in adults, including the U.S. NDA and the European marketing authorization application. We plan to conduct an additional Phase 3 clinical trial to support planned future regulatory submissions. A pediatric program with dalbavancin is also planned.

Regulatory approvals and filings in the E.U. and Japan:

PRODUCT	DESCRIPTION OF EVENT	DATE APPROVED	DATE SUBMITTED
Zithromac	Approval in Japan for bacterial infections	January 2009	—
Celsentri (maraviroc)	Application submitted in the E.U. for HIV in treatment-naïve patients	—	January 2009
	Approval in Japan for HIV in treatment-experienced patients	December 2008	—
Genotropin	Approval in Japan for treatment of short stature/growth problems	December 2008	—
Geodon	Application submitted in the E.U. for pediatric bipolar disorders	—	October 2008
rifabutin	Approval in Japan for mycobacterium infection	July 2008	—
Macugen	Approval in Japan for treatment of age-related macular degeneration	July 2008	—
Lyrica	Application submitted in Japan for the treatment of pain associated with post-herpetic neuralgia	—	May 2008
	Application submitted in the E.U. for the treatment of fibromyalgia	—	March 2008
Sutent	Approval in Japan for treatment of mRCC and GIST	April 2008	—
Xalacom	Application submitted in Japan for the treatment of glaucoma	—	February 2008
sildenafil	Approval in Japan for treatment of PAH	January 2008	—
Fablyn (lasofoxifene)[a]	Application submitted in the E.U. for the treatment of osteoporosis	—	January 2008
Chantix/Champix	Approval in Japan as an aid to smoking cessation	January 2008	—
Caduet	Application submitted in Japan for hypertension	—	November 2007
Celebrex	Application submitted in Japan for treatment of lower-back pain	—	February 2007

[a] In December 2008, the Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion recommending that the European Commission grant marketing authorization for Fablyn (lasofoxifene) as a treatment for osteoporosis in post-menopausal women at increased risk of fracture in Europe.

Ongoing or planned clinical trials for additional uses and dosage forms for our in-line products include:

PRODUCT	INDICATION
Celebrex	Acute gouty arthritis
Eraxis/Vfend Combination	Aspergillosis fungal infections
Lyrica	Epilepsy monotherapy; post-operative pain; GAD; restless legs syndrome
Macugen	Diabetic macular edema
Revatio	Pediatric pulmonary arterial hypertension
Sutent	Breast cancer; colorectal cancer; non-small cell lung cancer; prostate cancer; liver cancer
Zithromax/chloroquine	Malaria

New drug candidates in late-stage development include: axitinib, a multi-targeted kinase inhibitor for the treatment of renal cell carcinoma; Dimebon, a novel mitochondrial protectant and enhancer being developed in partnership with Medivation for the treatment of Alzheimer's disease; CP-751871, an anti-insulin-like growth factor receptor 1 (IGF1R) human monoclonal antibody for the treatment of non-small cell lung cancer; dalbavancin, for the treatment of skin and skin structure infections; tanezumab, an anti-nerve growth factor monoclonal antibody for the treatment of pain; and apixaban, for the prevention and treatment of venous thromboembolism and the prevention of stroke in patients with atrial fibrillation, which is being developed in collaboration with BMS.

In February 2009, we terminated the development programs for PD-332334, an alpha2delta ligand compound for the treatment of GAD, and esreboxetine, for the treatment of fibromyalgia, because it was considered unlikely that either compound would provide meaningful benefit to patients beyond the current standard of care.

In January 2009, we terminated the development program for axitinib, a multi-targeted kinase inhibitor, for the treatment of pancreatic cancer, after the review of interim data showed that the trial would not demonstrate superiority to the current standard of care.

In November 2008, we terminated the development program for CP-945,598, a cannabinoid-1 receptor antagonist for the treatment of obesity, based on changing regulatory perspectives on the benefit-risk profile of the cannabinoid-1 class and likely new regulatory requirements for approval.

In April 2008, we announced the discontinuation of a Phase 3 clinical trial of single-agent tremelimumab (CP-675,206), an anti-CTLA4 monoclonal antibody, in patients with advanced melanoma, after the review of interim data showed that the trial would not demonstrate superiority to standard chemotherapy.

Additional product-related programs are in various stages of discovery and development. Also, see the discussion in the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.

Animal Health

Revenues of our Animal Health business follow:

	YEAR ENDED DECEMBER 31,			% CHANGE	
(MILLIONS OF DOLLARS)	**2008**	2007	2006	**08/07**	07/06
Livestock products	**$1,784**	$1,654	$1,458	**8**	13
Companion animal products	**1,041**	985	853	**6**	15
Total Animal Health	**$2,825**	$2,639	$2,311	**7**	14

Our Animal Health business is one of the largest in the world.

The increase in Animal Health revenues in 2008, compared to 2007, was primarily attributable to:

- for livestock products, the continued good performance of our cattle biologicals and intramammaries franchises in 2008;
- for companion animal products, the good performances of Revolution (a parasiticide for dogs and cats), and new product launches, such as Convenia (first-in-class single-dose treatment antibiotic therapy for dogs and cats), Cerenia (treatment and prevention of vomiting in dogs) and Improvac (boar taint vaccine for pigs); and
- the favorable impact of foreign exchange, which increased revenues by 3%.

The increase in Animal Health revenues in 2007, compared to 2006, was primarily attributable to:

- for livestock products, the continued good performance of our cattle biologicals and intramammaries franchises in 2007, as well as revenues from Embrex, which we acquired in the first quarter of 2007;
- for companion animal products, the good performances of Revolution; Rimadyl (for treatment of pain and inflammation associated with canine osteoarthritis and soft-tissue orthopedic surgery); and new product launches, such as Convenia, Slentrol (weight management for dogs) and Cerenia; and
- the favorable impact of foreign exchange, which increased revenues by 5%.

Costs and Expenses

Cost of Sales

Cost of sales decreased 28% in 2008, while revenues were essentially flat in 2008, and cost of sales increased 47% in 2007, while revenues were flat in 2007. Cost of sales as a percentage of revenues decreased in 2008 compared to 2007 and increased in 2007 compared to 2006.

Cost of sales in 2008, compared to 2007, decreased as a result of:

- asset impairment charges, write-offs and other exit costs associated with Exubera of $2.6 billion recorded in 2007 (see the "Our 2008 Performance: Certain Charges—Exubera" section of this Financial Review);
- savings related to our cost-reduction initiatives; and
- the favorable impact of foreign exchange on expenses,

partially offset by:

- the impact of higher implementation costs associated with our cost-reduction initiatives of $745 million in 2008, compared to $700 million in 2007.

Cost of sales in 2007, compared to 2006, increased as a result of:

- asset impairment charges, write-offs and other exit costs associated with Exubera of $2.6 billion recorded in 2007 (see the "Our 2008 Performance: Certain Charges—Exubera" section of this Financial Review);
- the unfavorable impact of foreign exchange on expenses;
- the impact of higher implementation costs associated with our cost-reduction initiatives of $700 million in 2007, compared to $392 million in 2006; and
- costs of $194 million for 2007, related to business transition activities associated with the sale of our Consumer Healthcare business, completed in December 2006,

partially offset by:

- savings related to our cost-reduction initiatives.

Selling, Informational and Administrative (SI&A) Expenses

SI&A expenses decreased 7% in 2008, compared to 2007, which reflects:

- savings related to our cost-reduction initiatives; and
- charges associated with Exubera of $85 million recorded in 2007 (see the "Our 2008 Performance: Certain Charges—Exubera" section of this Financial Review),

partially offset by:

- the unfavorable impact of foreign exchange on expenses; and
- the impact of higher implementation costs associated with our cost-reduction initiatives of $413 million in 2008, compared to $334 million in 2007.

SI&A expenses in 2007 were comparable to 2006, which reflects:

- savings related to our cost-reduction initiatives,

offset by:

- the unfavorable impact of foreign exchange on expenses;
- the impact of higher implementation costs associated with our cost-reduction initiatives of $334 million in 2007, compared to $243 million in 2006; and
- charges associated with Exubera of $85 million recorded in 2007 (see the "Our 2008 Performance: Certain Charges—Exubera" section of this Financial Review).

Research and Development (R&D) Expenses

R&D expenses decreased 2% in 2008, compared to 2007, which reflects:

- the up-front payment to Bristol-Myers Squibb Company (BMS) of $250 million and additional payments to BMS related to product development efforts, in connection with our collaboration to develop and commercialize apixaban, recorded in 2007;
- exit costs, such as contract termination costs, associated with Exubera of $100 million recorded in 2007 (see the "Our 2008 Performance: Certain Charges—Exubera" section of this Financial Review); and
- savings related to our cost-reduction initiatives,

partially offset by:

- the impact of higher implementation costs associated with our cost-reduction initiatives of $433 million in 2008, compared to $416 million in 2007;
- the up-front payment to Medivation of $225 million in connection with our collaboration to develop and commercialize Dimebon, recorded in 2008; and
- higher R&D spending in 2008 related to clinical trials for our expanded Phase 3 portfolio.

R&D expenses increased 6% in 2007, compared to 2006, which reflects:

- the impact of higher implementation costs associated with our cost-reduction initiatives of $416 million in 2007, compared to $176 million in 2006;
- the up-front payment to BMS of $250 million and additional payments to BMS related to product development efforts, in connection with our collaboration to develop and commercialize apixaban, recorded in 2007;
- the unfavorable impact of foreign exchange on expenses;
- a one-time R&D milestone due to us from sanofi-aventis (approximately $118 million) recorded in 2006; and
- exit costs, such as contract termination costs, associated with Exubera of $100 million recorded in 2007 (see the "Our 2008 Performance: Certain Charges—Exubera" section of this Financial Review),

partially offset by:

- savings related to our cost-reduction initiatives.

R&D expenses also include payments for intellectual property rights of $377 million in 2008, $603 million in 2007 and $292 million in 2006. (For further discussion, see the "Our Strategic Initiatives—Strategy and Recent Transactions: Acquisitions, Licensing and Collaborations" section of this Financial Review.)

Acquisition-Related In-Process Research and Development Charges

The estimated value of acquisition-related IPR&D is expensed at the acquisition date. In 2008, we expensed $633 million of IPR&D, primarily related to our acquisitions of Serenex, Encysive, CovX, Coley and a number of animal health product lines from Schering-Plough Corporation, as well as two smaller acquisitions also related to Animal Health. In 2007, we expensed $283 million of IPR&D, primarily related to our acquisitions of BioRexis and Embrex. In 2006, we expensed $835 million of IPR&D, primarily related to our acquisitions of Rinat and PowderMed.

Cost-Reduction Initiatives

In connection with our cost-reduction and transformation initiatives launched in early 2005, broadened in October 2006 and expanded in January 2007, to change the way we run our business to meet the challenges of a changing business environment and take advantage of the diverse opportunities in the marketplace, our management performed a comprehensive review of our processes, organizations, systems and decision-making procedures in a company-wide effort to improve performance and efficiency. We are generating net cost reductions through site rationalization in R&D and manufacturing, streamlined organizational structures, sales force and staff function reductions, and increased outsourcing and procurement savings.

In 2008 and 2007, we achieved a total net reduction of the pre-tax total expense component of Adjusted income of $2.8 billion, compared to 2006 on a constant currency basis (the actual foreign exchange rates in effect in 2006). (For an understanding of Adjusted income, see the "Adjusted Income" section of this Financial Review.)

The actions associated with the expanded cost-reduction initiatives resulted in restructuring charges, such as asset impairments, exit costs and severance costs (including any related impacts to our benefit plans, including settlements and curtailments) and associated implementation costs, such as accelerated depreciation charges, primarily associated with supply network transformation efforts, and expenses associated with system and process standardization and the expansion of shared services worldwide. (See Notes to Consolidated Financial Statements—*Note 5. Cost-Reduction Initiatives.*) The strengthening of the euro and other currencies relative to the dollar, while favorable on *Revenues*, has had an adverse impact on our total expenses (*Cost of sales, Selling, administrative and informational expenses,* and *Research and development expenses*), including the reported impact of these cost-reduction efforts.

On January 26, 2009, we announced the implementation of a new cost-reduction initiative that we anticipate will achieve a reduction in adjusted total costs of approximately $3 billion, at 2008 actual foreign exchange rates, by the end of 2011, compared with our 2008 adjusted total costs. We expect that this program will be completed by the end of 2010, with full savings to be realized by the end of 2011. We plan to reinvest approximately $1 billion of these savings in the business, resulting in an expected $2 billion net decrease compared to our 2008 adjusted total costs. (For an understanding of Adjusted income, see the "Adjusted income" section of this Financial Review).

As part of this new cost-reduction initiative, we intend to reduce our total worldwide workforce by approximately 10%. Reductions will span sales, manufacturing, research and development, and administrative organizations. We expect to incur costs related to this new cost-reduction initiative of approximately $6 billion, pre-tax, of which $1.5 billion was recorded in 2008.

We incurred the following costs in connection with all of our cost-reduction initiatives:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2008	2007	2006
Implementation costs[(a)]	$1,605	$1,389	$ 788
Restructuring charges[(b)]	2,626	2,523	1,296
Total costs related to our cost-reduction initiatives	$4,231	$3,912	$2,084

[(a)] For 2008, included in *Cost of sales* ($745 million), *Selling, informational and administrative expenses* ($413 million), *Research and development expenses* ($433 million) and *Other (income)/deductions*—net ($14 million). For 2007, included in *Cost of sales* ($700 million), *Selling, informational and administrative expenses* ($334 million), *Research and development expenses* ($416 million) and *Other (income)/deductions*—net ($61 million income). For 2006, included in *Cost of sales* ($392 million), *Selling, informational and administrative expenses* ($243 million), *Research and development expenses* ($176 million) and *Other (income)/deductions—net* ($23 million income).
[(b)] Included in *Restructuring charges and acquisition-related costs.*

From the beginning of the cost-reduction and transformation initiatives in 2005 through December 31, 2008, the restructuring charges primarily relate to our supply network transformation efforts and the restructuring of our worldwide marketing and research and development operations, and the implementation costs primarily relate to accelerated depreciation of certain assets, as well as system and process standardization and the expansion of shared services.

The components of restructuring charges associated with all of our cost-reduction initiatives follow:

	COSTS INCURRED				ACTIVITY THROUGH DECEMBER 31,	ACCRUAL AS OF DECEMBER 31,
(MILLIONS OF DOLLARS)	2008	2007	2006	2005-2008	2008[(a)]	2008[(b)]
Employee termination costs	$2,004	$2,034	$ 809	$5,150	$3,045	$2,105
Asset impairments	543	260	368	1,293	1,293	—
Other	79	229	119	440	390	50
Total	$2,626	$2,523	$1,296	$6,883	$4,728	$2,155

[(a)] Includes adjustments for foreign currency translation.
[(b)] Included in *Other current liabilities* ($1.5 billion) and *Other noncurrent liabilities* ($636 million).

From the beginning of the cost-reduction and transformation initiatives in 2005 through December 31, 2008, *Employee termination costs* represent the expected reduction of the workforce by 30,700 employees, mainly in manufacturing, sales and research; and approximately 19,500 of these employees have been terminated. *Employee termination costs* are recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits. *Asset impairments* primarily include charges to write down property, plant and equipment. *Other* primarily includes costs to exit certain activities.

Other (Income)/Deductions—Net

In 2008, we recorded charges of approximately $2.3 billion resulting from an agreement in principle with the U.S. Department of Justice to resolve the previously reported investigation regarding allegations of past off-label promotional practices concerning Bextra, as well as certain other open investigations, and charges of approximately $900 million related to agreements and agreements in principle to resolve certain NSAID litigation and claims (see the "Our 2008 Performance: Certain Charges—Bextra and Certain Other Investigations and Certain Charges—Certain Product Litigation—Celebrex and Bextra" sections of this Financial Review). Also in 2008, we recorded lower net interest income of $772 million, compared to $1.1 billion in 2007, due primarily to lower average net financial assets, reflecting proceeds of $16.6 billion from the sale of our Consumer Healthcare business in late December 2006, and lower interest rates, which were partially offset by the receipt of a one-time cash payment of $425 million, pre-tax, in exchange for the termination of a license agreement, including the right to receive future royalties.

In 2007, we recorded higher net interest income of $1.1 billion compared to $437 million in 2006, due primarily to higher average net financial assets during 2007, reflecting proceeds of $16.6 billion from the sale of our Consumer Healthcare business, and higher interest rates. Also in 2007, we recorded a gain of $211 million related to the sale of a building in Korea. In 2006, we recorded a charge of $320 million related to the impairment of our Depo-Provera intangible asset. See also Notes to Consolidated Financial Statements—*Note 6. Other (Income)/Deductions—Net.*

Provision for Taxes on Income

Our overall effective tax rate for continuing operations was 17.0% in 2008, 11.0% in 2007 and 15.3% in 2006. The tax rate in 2008 reflects the impact of the agreements and the agreements in principle to resolve certain legal matters in 2008, which are either not deductible or deductible at lower tax rates, higher acquired IPR&D expenses in 2008, which are primarily not deductible for tax purposes, and the change in the jurisdictional mix of income, partially offset by the tax benefits discussed below.

In the second quarter of 2008, we effectively settled certain issues common among multinational corporations with various foreign tax authorities primarily relating to years 2000 through 2005. As a result, we recognized $305 million in tax benefits. Also, in the

second quarter of 2008, we sold one of our biopharmaceutical companies, Esperion Therapeutics, Inc. (Esperion), to a newly formed company that is majority-owned by a group of venture capital firms. The sale, for nominal consideration, resulted in a loss for tax purposes that reduced our tax expense by $426 million. This tax benefit is a result of the significant initial investment in Esperion in 2004, primarily reported on the consolidated statement of income as *Acquisition-related in-process research and development charges* at acquisition date.

On October 3, 2008, the Tax Extenders and Alternative Minimum Tax Relief Act (the Extenders Act) extended the research and development tax credit from January 1, 2008, through December 31, 2009. The research and development credit reduced income tax expense in 2008 by approximately $110 million.

The lower tax rate in 2007 compared to 2006 is primarily due to the impact of charges associated with our decision to exit Exubera (see the "Our 2008 Performance: Certain Charges—Exubera" section of this Financial Review), higher charges related to our cost-reduction initiatives in 2007, lower non-deductible charges for acquisition-related IPR&D, and the volume and geographic mix of product sales and restructuring charges in 2007 compared to 2006, partially offset by certain one-time tax benefits in 2006, all discussed below.

In the third quarter of 2006, we recorded a decrease to the 2005 estimated U.S. tax provision related to the repatriation of foreign earnings, due primarily to the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of a certain position, and we recognized a tax benefit of $124 million.

In the first quarter of 2006, we were notified by the Internal Revenue Service (IRS) Appeals Division that a resolution had been reached on the matter that we were in the process of appealing related to the tax deductibility of an acquisition-related breakup fee paid by the Warner-Lambert Company in 2000. As a result, in the first quarter of 2006, we recorded a tax benefit of approximately $441 million related to the resolution of this issue.

On January 23, 2006, the IRS issued final regulations on Statutory Mergers and Consolidations, which impacted certain prior-period transactions. In the first quarter of 2006, we recorded a tax benefit of $217 million, reflecting the total impact of these regulations.

Discontinued Operations—Net of Tax

For further discussion about our dispositions, see the "Our Strategic Initiatives—Strategy and Recent Transactions: Dispositions" section of this Financial Review. The following amounts, primarily related to our former Consumer Healthcare business, have been segregated from continuing operations and included in *Discontinued operations—net of tax* in the consolidated statements of income:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2008**	2007	2006
Revenues	**$—**	$ —	$ 4,044
Pre-tax income/(loss)	**(3)**	(5)	643
Benefit/(provision) for taxes on income[(a)]	**1**	2	(210)
Income/(loss) from operations of discontinued businesses—net of tax	**(2)**	(3)	433
Pre-tax gains/(losses) on sales of discontinued businesses	**6**	(168)	10,243
(Benefit)/provision for taxes on gains[(b)]	**74**	102	(2,363)
Gains/(losses) on sales of discontinued businesses—net of tax	**80**	(66)	7,880
Discontinued operations—net of tax	**$78**	$ (69)	$ 8,313

(a) Includes a deferred tax expense of nil in 2008 and 2007, and $24 million in 2006.
(b) Includes a deferred tax benefit of nil in 2008 and 2007, and $444 million in 2006.

Adjusted Income

General Description of Adjusted Income Measure

Adjusted income is an alternative view of performance used by management and we believe that investors' understanding of our performance is enhanced by disclosing this performance measure. We report Adjusted income in order to portray the results of our major operations—the discovery, development, manufacture, marketing and sale of prescription medicines for humans and animals—prior to considering certain income statement elements. We have defined Adjusted income as Net income before the impact of purchase accounting for acquisitions, acquisition-related costs, discontinued operations and certain significant items. The Adjusted income measure is not, and should not be viewed as, a substitute for U.S. GAAP Net income.

The Adjusted income measure is an important internal measurement for Pfizer. We measure the performance of the overall Company on this basis, in conjunction with other performance metrics. The following are examples of how the Adjusted income measure is utilized.

- Senior management receives a monthly analysis of our operating results that is prepared on an Adjusted income basis;
- Our annual budgets are prepared on an Adjusted income basis; and
- Senior management's annual compensation is derived, in part, using this Adjusted income measure. Adjusted income is one of the performance metrics utilized in the determination of bonuses under the Pfizer Inc Executive Annual Incentive Plan that is designed to limit the bonuses payable to the Executive Leadership Team (ELT) for purposes of Internal Revenue Code Section 162(m). Subject to

the Section 162(m) limitation, the bonuses are funded from a pool based on the achievement of three financial metrics, including adjusted diluted earnings per share, which is derived from Adjusted income. These metrics derived from Adjusted income account for (i) 17% of the target bonus for ELT members and (ii) 33% of the bonus pool made available to ELT members and other members of senior management.

Despite the importance of this measure to management in goal setting and performance measurement, we stress that Adjusted income is a non-U.S. GAAP financial measure that has no standardized meaning prescribed by U.S. GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted income (unlike U.S. GAAP Net income) may not be comparable with the calculation of similar measures for other companies. Adjusted income is presented solely to permit investors to more fully understand how management assesses our performance.

We also recognize that, as an internal measure of performance, the Adjusted income measure has limitations and we do not restrict our performance-management process solely to this metric. A limitation of the Adjusted income measure is that it provides a view of our operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangibles, and does not provide a comparable view of our performance to other companies in the pharmaceutical industry. We also use other specifically tailored tools designed to ensure the highest levels of our performance. For example, our R&D organization has productivity targets, upon which its effectiveness is measured. In addition, Performance Share Awards grants made in 2006, 2007, 2008 and future years will be paid based on a non-discretionary formula that measures our performance using relative total shareholder return.

Purchase Accounting Adjustments

Adjusted income is calculated prior to considering certain significant purchase-accounting impacts, such as those related to business combinations and net asset acquisitions (see Notes to Consolidated Financial Statements—*Note 2. Acquisitions)*. These impacts can include charges for purchased in-process R&D, the incremental charge to cost of sales from the sale of acquired inventory that was written up to fair value and the incremental charges related to the amortization of finite-lived intangible assets for the increase to fair value. Therefore, the Adjusted income measure includes the revenues earned upon the sale of the acquired products without considering the aforementioned significant charges.

Certain of the purchase-accounting adjustments associated with a business combination, such as the amortization of intangibles acquired in connection with our acquisition of Pharmacia in 2003, can occur for up to 40 years (these assets have a weighted-average useful life of approximately nine years), but this presentation provides an alternative view of our performance that is used by management to internally assess business performance. We believe the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of our business results by trying to provide a degree of parity to internally developed intangible assets for which research and development costs have been previously expensed.

However, a completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted income. This component of Adjusted income is derived solely with the impacts of the items listed in the first paragraph of this section. We have not factored in the impacts of any other differences in experience that might have occurred if we had discovered and developed those intangible assets on our own, and this approach does not intend to be representative of the results that would have occurred in those circumstances. For example, our research and development costs in total, and in the periods presented, may have been different; our speed to commercialization and resulting sales, if any, may have been different; or our costs to manufacture may have been different. In addition, our marketing efforts may have been received differently by our customers. As such, in total, there can be no assurance that our Adjusted income amounts would have been the same as presented had we discovered and developed the acquired intangible assets.

Acquisition-Related Costs

Adjusted income is calculated prior to considering integration and restructuring costs associated with business combinations because these costs are unique to each transaction and represent costs that were incurred to restructure and integrate two businesses as a result of the acquisition decision. For additional clarity, only restructuring and integration activities that are associated with a purchase business combination or a net-asset acquisition are included in acquisition-related costs. We have made no adjustments for the resulting synergies.

We believe that viewing income prior to considering these charges provides investors with a useful additional perspective because the significant costs incurred in a business combination result primarily from the need to eliminate duplicate assets, activities or employees—a natural result of acquiring a fully integrated set of activities. For this reason, we believe that the costs incurred to convert disparate systems, to close duplicative facilities or to eliminate duplicate positions (for example, in the context of a business combination) can be viewed differently from those costs incurred in other, more normal business contexts.

The integration and restructuring costs associated with a business combination may occur over several years, with the more significant impacts ending within three years of the transaction. Because of the need for certain external approvals for some actions, the span of time needed to achieve certain restructuring and integration activities can be lengthy. For example, due to the highly regulated nature of the pharmaceutical business, the closure of excess facilities can take several years, as all manufacturing changes are subject to extensive validation and testing and must be approved by the FDA and/or other global regulatory authorities.

Discontinued Operations

Adjusted income is calculated prior to considering the results of operations included in discontinued operations, such as our Consumer Healthcare business, which we sold in December 2006, as well as any related gains or losses on the sale of such operations. We believe that this presentation is meaningful to investors because, while we review our businesses and product lines periodically for strategic fit with our operations, we do not build or run our businesses with an intent to sell them.

Certain Significant Items

Adjusted income is calculated prior to considering certain significant items. Certain significant items represent substantive, unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspect of their unusual nature. Unusual, in this context, may represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis; items that would be non-recurring; or items that relate to products we no longer sell. While not all-inclusive, examples of items that could be included as certain significant items would be a major non-acquisition-related restructuring charge and associated implementation costs for a program which is specific in nature with a defined term, such as those related to our cost-reduction initiatives; charges related to certain sales or disposals of products or facilities that do not qualify as discontinued operations as defined by U.S. GAAP; amounts associated with transition service agreements in support of discontinued operations after sale; certain intangible asset impairments; adjustments related to the resolution of certain tax positions; the impact of adopting certain significant, event-driven tax legislation, such as adjustments associated with charges attributable to the repatriation of foreign earnings in accordance with the American Jobs Creation Act of 2004; or possible charges related to legal matters, such as certain of those discussed in *Legal Proceedings* in our Form 10-K and in *Part II: Other Information; Item 1, Legal Proceedings* in our Form 10-Q filings. Normal, ongoing defense costs of the Company or settlements and accruals on legal matters made in the normal course of our business would not be considered certain significant items.

Reconciliation

A reconciliation between *Net income*, as reported under U.S. GAAP, and Adjusted income follows:

	YEAR ENDED DECEMBER 31,			% CHANGE	
(MILLIONS OF DOLLARS)	**2008**	2007	2006	**08/07**	07/06
Reported net income	**$ 8,104**	$ 8,144	$19,337	**—**	(58)
Purchase accounting adjustments—net of tax	**2,439**	2,511	3,131	**(3)**	(20)
Acquisition-related costs—net of tax	**39**	10	14	**305**	(30)
Discontinued operations—net of tax	**(78)**	69	(8,313)	*****	*
Certain significant items—net of tax	**5,862**	4,379	813	**34**	438
Adjusted income	**$16,366**	$15,113	$14,982	**8**	1

* Calculation not meaningful.

Certain amounts and percentages may reflect rounding adjustments.

Adjusted income as shown above excludes the following items:

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2008	2007	2006
Purchase accounting adjustments:			
Intangible amortization and other[a]	$ 2,546	$ 3,101	$ 3,220
In-process research and development charges[b]	633	283	835
Total purchase accounting adjustments, pre-tax	3,179	3,384	4,055
Income taxes	(740)	(873)	(924)
Total purchase accounting adjustments—net of tax	2,439	2,511	3,131
Acquisition-related costs:			
Integration costs[c]	6	17	21
Restructuring charges[c]	43	(6)	6
Total acquisition-related costs, pre-tax	49	11	27
Income taxes	(10)	(1)	(13)
Total acquisition-related costs—net of tax	39	10	14
Discontinued operations:			
(Income)/loss from discontinued operations[d]	3	5	(643)
(Gains)/losses on sales of discontinued operations[d]	(6)	168	(10,243)
Total discontinued operations, pre-tax	(3)	173	(10,886)
Income taxes	(75)	(104)	2,573
Total discontinued operations—net of tax	(78)	69	(8,313)
Certain significant items:			
Restructuring charges—cost-reduction initiatives[c]	2,626	2,523	1,296
Implementation costs—cost-reduction initiatives[e]	1,605	1,389	788
Legal matters[f]	3,249	56	(15)
Returns liabilities adjustment[g]	217	—	—
Asset impairment charges and other associated costs[h]	213	2,798	320
Consumer Healthcare business transition activity[i]	(7)	(26)	—
sanofi-aventis research and development milestone[j]	—	—	(118)
Other[k]	187	(230)	(158)
Total certain significant items, pre-tax	8,090	6,510	2,113
Income taxes	(2,228)	(2,131)	(735)
Resolution of certain tax positions[l]	—	—	(441)
Tax impact of the repatriation of foreign earnings[l]	—	—	(124)
Total certain significant items—net of tax	5,862	4,379	813
Total purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items—net of tax	$ 8,262	$ 6,969	$ (4,355)

[a] Included primarily in *Amortization of intangible assets.* (See Notes to Consolidated Financial Statements—*Note 12. Goodwill and Other Intangible Assets.*)

[b] Included in *Acquisition-related in-process research and development charges.* (See Notes to Consolidated Financial Statements—*Note 2. Acquisitions.*)

[c] Included in *Restructuring charges and acquisition-related costs.* (See Notes to Consolidated Financial Statements—*Note 5. Cost-Reduction Initiatives.*)

[d] *Discontinued operations—net of tax* is primarily related to our Consumer Healthcare business. (See Notes to Consolidated Financial Statements—*Note 3. Discontinued Operations.*)

[e] Included in *Cost of sales* ($745 million), *Selling, informational and administrative expenses* ($413 million), *Research and development expenses* ($433 million) and *Other (income)/deductions—net* ($14 million) for 2008. Included in *Cost of sales* ($700 million), *Selling, informational and administrative expenses* ($334 million), *Research and development expenses* ($416 million) and *Other (income)/deductions—net* ($61 million income) for 2007. Included in *Cost of sales* ($392 million), *Selling, informational and administrative expenses* ($243 million), *Research and development expenses* ($176 million) and *Other (income)/deductions—net* ($23 million income) for 2006. (See Notes to Consolidated Financial Statements—*Note 5. Cost-Reduction Initiatives.*)

[f] Included in *Other (income)/deductions—net* and for 2008, includes approximately $2.3 billion in charges resulting from an agreement in principle with the U.S. Department of Justice to resolve the previously reported investigation regarding allegations of past off-label promotional practices concerning Bextra, as well as certain other open investigations, and approximately $900 million related to the agreements and agreements in principle to resolve certain NSAID litigation and claims. (See Notes to Consolidated Financial Statements—*Note 4A. Certain Charges: Bextra* and *Certain Other Investigations* and *Note 4B. Certain Charges: Certain Product Litigation—Celebrex and Bextra.*)

[g] Included in *Revenues* and reflects an adjustment to the prior years' liabilities for product returns. (See Notes to Consolidated Financial Statements—*Note 4C. Certain Charges: Adjustment to Prior Years' Liabilities for Product Returns.*)

[h] In 2008, these charges primarily relate to the closing of a manufacturing plant in Italy and are included in *Other (income)/deductions— net.* In 2007, these charges primarily related to the decision to exit Exubera and comprise approximately $1.1 billion of intangible asset impairments, $661 million of inventory write-offs, $454 million of fixed asset impairments and $578 million of other exit costs and are included in *Cost of sales* ($2.6 billion), *Selling, informational and administrative expenses* ($85 million), and *Research and development expenses* ($100 million). See the "Our 2008 Performance: Certain Charges—Exubera" section of this Financial Review. In 2006, $320 million related to the impairment of the Depo-Provera intangible asset is included in *Other (income)/deductions—net.* (See Notes to Consolidated Financial Statements—*Note 12B. Goodwill and Other Intangible Assets: Other Intangible Assets.*)

(i) Included in *Revenues* ($172 million), *Cost of sales* ($162 million) and *Selling, informational and administrative expenses* ($3 million) for 2008. Included in *Revenues* ($219 million), *Cost of sales* ($194 million), *Selling, informational and administrative expenses* ($15 million) and *Other (income)/deductions—net* ($16 million income) for 2007.
(j) Included in *Research and development expenses.*
(k) Primarily included in *Other (income)/deductions—net.* (See Notes to Consolidated Financial Statements—*Note 6. Other (Income)/Deductions—Net.*)
(l) Included in *Provision for taxes on income.* (See Notes to Consolidated Financial Statements—*Note 7. Taxes on Income.*)

Financial Condition, Liquidity and Capital Resources

Net Financial Assets

Our net financial asset position as of December 31 follows:

(MILLIONS OF DOLLARS)	2008	2007
Financial assets:		
Cash and cash equivalents	$ 2,122	$ 3,406
Short-term investments	21,609	22,069
Short-term loans	824	617
Long-term investments and loans	11,478	4,856
Total financial assets	36,033	30,948
Debt:		
Short-term borrowings, including current portion of long-term debt	9,320	5,825
Long-term debt	7,963	7,314
Total debt	17,283	13,139
Net financial assets	$18,750	$ 17,809

We rely largely on operating cash flow, short-term investments, short-term commercial paper borrowings and long-term debt to provide for the working capital needs of our operations, including our R&D activities. We believe that we have the ability to obtain both short-term and long-term debt to meet our financing needs for the foreseeable future.

On January 26, 2009, we announced that we have entered into a definitive merger agreement under which we will acquire Wyeth in a cash-and-stock transaction valued on that date at $50.19 per share, or a total of $68 billion. We plan to finance this acquisition with a combination of cash (about $22.5 billion), debt financing (about $22.5 billion) and the issuance of common stock (about $23.0 billion, based on the price of our common stock on January 23, 2009, the last trading day prior to our announcement on January 26). We have received a commitment from a syndicate of banks for the debt financing related to this transaction. The financing commitment is subject to, among other things, there being no material adverse change with respect to Pfizer and Pfizer maintaining credit ratings of A2/A long-term stable/stable and A1/P1 short-term affirmed.

Set forth below is information about our investments, credit ratings and debt capacity as of December 31, 2008.

- **Investments**
  Our short-term and long-term investments consist primarily of high-quality, investment-grade available-for-sale debt securities. Our long-term investments include debt securities that totaled $9.1 billion as of December 31, 2008, which have maturities ranging substantially from one to five years. Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to our operations. Where local restrictions prevent intercompany financing, working capital needs are met through operating cash flows and/or external borrowings. Our portfolio of financial assets increased in 2008 as a result of strong operating cash flow.

- **Credit Ratings**
  Two major corporate debt-rating organizations, Moody's Investors Service (Moody's) and Standard & Poor's (S&P), assign ratings to our short-term and long-term debt. The following chart reflects the current ratings assigned by these rating agencies to our commercial paper and senior unsecured non-credit enhanced long-term debt issued by us:

		LONG-TERM DEBT		
NAME OF RATING AGENCY	COMMERCIAL PAPER	RATING	OUTLOOK	DATE OF LAST ACTION
Moody's	P-1	Aa1	Negative	October 2007
S&P	A1+	AAA	Negative	December 2006

On January 26, 2009, after our announcement that we had entered into a definitive merger agreement under which we will acquire Wyeth, Moody's put us on review for possible downgrade and S&P put us on credit watch with negative outlook implications. We do not expect the acquisition to impact our credit ratings for commercial paper, but we do expect a possible reduction in our long-term debt ratings, from Aa1/Negative to A1/Stable long term (Moody's) and from AAA/Negative to AA/Stable long term (S&P).

- **Debt Capacity**
  We have available lines of credit and revolving-credit agreements with a group of banks and other financial intermediaries. We maintain cash and cash equivalent balances and short-term investments in excess of our commercial paper and other short-term borrowings. As of December 31, 2008, we had access to $7.2 billion of lines of credit, of which $5.1 billion expire within one year. Of these lines of credit, $7.1 billion are unused, of which our lenders have committed to loan us $6.1 billion at our request. $6.0 billion of the unused lines of credit, of which $4.0 billion expire in 2009 and $2.0 billion expire in 2013, may be used to support our commercial paper borrowings.

  In March 2007, we filed a securities registration statement with the Securities and Exchange Commission. This registration statement was filed under the automatic "shelf registration" process available to "well-known seasoned issuers" and is effective for three years. We can issue securities of various types under that registration statement at any time, subject to approval by our Board of Directors in certain circumstances.

Changes in Global Financial Markets

Beginning near the end of the third quarter of 2008, dramatic changes in the global financial markets weakened global economic conditions. These changes have not had, nor do we anticipate they will have, a significant impact on our liquidity. Due to our significant operating cash flow, financial assets, access to the capital markets and available lines of credit and revolving-credit agreements, we continue to believe that we have the ability to meet our financing needs for the foreseeable future. As market conditions change, we continue to monitor our liquidity position.

Goodwill and Other Intangible Assets

As of December 31, 2008, *Goodwill* totaled $21.5 billion (19% of our total assets) and *Identifiable intangible assets, less accumulated amortization*, totaled $17.7 billion (16% of our total assets).

The components of goodwill and other identifiable intangible assets, by segment, as of December 31, 2008, follow:

(MILLIONS OF DOLLARS)	PHARMACEUTICAL	ANIMAL HEALTH	OTHER	TOTAL
Goodwill	$21,317	$129	$18	$21,464
Finite-lived intangible assets, net[a]	14,313	406	69	14,788
Indefinite-lived intangible assets[b]	2,823	109	1	2,933

[a] Includes $13.8 billion related to developed technology rights and $529 million related to brands.
[b] Includes $2.9 billion related to brands.

At least annually, we review all of our intangible assets, including goodwill, for impairment. (See the "Accounting Policies: Long-Lived Assets" section of this Financial Review.) For goodwill, volatility in securities markets and changes in Pfizer's market capitalization can impact these calculations. None of our goodwill is impaired as of December 31, 2008.

- **Developed Technology Rights** — Developed technology rights represent the amortized value associated with developed technology, which has been acquired from third parties, and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. We possess a well-diversified portfolio of hundreds of developed technology rights across therapeutic categories, primarily representing the commercialized products included in our Pharmaceutical segment that we acquired in connection with our Pharmacia acquisition in 2003. While the Arthritis and Pain therapeutic category represents about 29% of the total amortized value of developed technology rights as of December 31, 2008, the balance of the amortized value is distributed in a range of 5% to 15% across the following Pharmaceutical therapeutic product categories: Ophthalmology; Oncology; Urology; Infectious and Respiratory Diseases; Endocrine Disorders categories; and, as a group, the Cardiovascular and Metabolic Diseases; Central Nervous System Disorders and All Other categories. The significant components include values determined for Celebrex, Detrol/Detrol LA, Xalatan, Genotropin and Zyvox. Also included in this category are the post-approval milestone payments made under our alliance agreements for certain Pharmaceutical products, such as Rebif and Spiriva.

  In 2007, we recorded a charge of $1.1 billion for the impairment of intangible assets (primarily developed technology rights) associated with Exubera. (See the "Our 2008 Performance: Certain Charges—Exubera" section of this Financial Review.)

- **Brands** — Significant components of brands include values determined for Depo-Provera contraceptive, Xanax and Medrol.

  In 2006, we recorded impairment charges of approximately $320 million related to the Depo-Provera brand (see Notes to Consolidated Financial Statements—*Note 6. Other (Income)/Deductions—Net)*.

Selected Measures of Liquidity and Capital Resources

The following table sets forth certain relevant measures of our liquidity and capital resources as of December 31:

(MILLIONS OF DOLLARS, EXCEPT RATIOS AND PER COMMON SHARE DATA)	AS OF DECEMBER 31, 2008	2007
Cash and cash equivalents and short-term investments and loans	$24,555	$26,092
Working capital[(a)]	$16,067	$25,014
Ratio of current assets to current liabilities	1.59:1	2.15:1
Shareholders' equity per common share[(b)]	$ 8.56	$ 9.65

[(a)] Working capital includes assets held for sale of $148 million as of December 31, 2008, and $114 million as of December 31, 2007.
[(b)] Represents total shareholders' equity divided by the actual number of common shares outstanding (which excludes treasury shares and those held by our employee benefit trust).

Working capital and the ratio of current assets to current liabilities in 2008 were lower than in 2007, primarily due to:

- an increase in liabilities of $3.2 billion, related to legal matters concerning Celebrex and Bextra. (See the "Our 2008 Performance: Certain Charges—Bextra and Certain Other Investigations and Certain Charges—Certain Product Litigation—Celebrex and Bextra" sections of this Financial Review.)
- the unfavorable impact of foreign exchange of about $1 billion;
- an increase in cash generated from operations being invested in long-term investments; and
- the timing of accruals, cash receipts and payments in the ordinary course of business.

Summary of Cash Flows

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2008	2007	2006
Cash provided by/(used in):			
Operating activities	$ 18,238	$ 13,353	$ 17,594
Investing activities	(12,835)	795	5,101
Financing activities	(6,560)	(12,610)	(23,100)
Effect of exchange-rate changes on cash and cash equivalents	(127)	41	(15)
Net increase/(decrease) in cash and cash equivalents	$ (1,284)	$ 1,579	$ (420)

Operating Activities

Our net cash provided by continuing operating activities was $18.2 billion in 2008, compared to $13.4 billion in 2007. The increase in net cash provided by operating activities was primarily attributable to:

- lower tax payments ($3.4 billion) made in 2008, primarily due to the higher taxes paid in 2007, substantially all of which related to the gain on the sale of our Consumer Healthcare business in December 2006;
- the sale of certain royalty rights ($425 million); and
- the timing of other receipts and payments in the ordinary course of business.

Our net cash provided by continuing operating activities was $13.4 billion in 2007, compared to $17.6 billion in 2006. The decrease in net cash provided by operating activities was primarily attributable to:

- higher tax payments ($2.2 billion) in 2007, related primarily to the gain on the sale of our Consumer Healthcare business in December 2006; and
- the timing of other receipts and payments in the ordinary course of business.

In 2008, the cash flow line item called *Accounts payable and accrued liabilities* primarily reflects the $3.2 billion accrued in 2008 for legal matters related to Celebrex and Bextra that has not yet been paid. In 2007 and 2006, the cash flow line item called *Taxes* primarily reflects the taxes provided in 2006 on the gain on the sale of our Consumer Healthcare business that were paid in 2007.

Investing Activities

Our net cash used in investing activities was $12.8 billion in 2008, compared to net cash provided by investing activities of $795 million in 2007. The decrease in net cash provided by investing activities was primarily attributable to:

- net purchases of investments of $8.3 billion in 2008, compared to net sales and redemptions of investments of $3.4 billion in 2007 (a negative change in cash and cash equivalents of $11.7 billion); and
- the acquisitions of Serenex, Encysive, CovX, Coley and animal health product lines from Schering-Plough, as well as two smaller animal health acquisitions in 2008, compared to the acquisitions of BioRexis and Embrex in 2007 (an increased use of cash of $720 million).

Our net cash provided by investing activities was $795 million in 2007, compared to $5.1 billion in 2006. The decrease in net cash provided by investing activities was primarily attributable to:

- lower net sales and redemptions of investments of $3.4 billion in 2007, compared to $9.5 billion in 2006 (a negative change in cash and cash equivalents of $6.1 billion),

partially offset by:

- the acquisitions of BioRexis and Embrex in 2007, compared to the acquisitions of PowderMed, Rinat and sanofi-aventis' rights associated with Exubera in 2006 (a decreased use of cash of $1.9 billion).

In 2008, the cash flow line item called *Other* primarily reflects a $1.2 billion payment by us upon the redemption of a Swedish krona currency swap. In a related transaction, this payment was offset by the receipt of cash in our operating activities.

Financing Activities

Our net cash used in financing activities was $6.6 billion in 2008, compared to $12.6 billion in 2007. The decrease in net cash used in financing activities was primarily attributable to:

- net borrowings of $2.4 billion in 2008, compared to net borrowings of $4.9 billion in 2007;
- lower purchases of common stock of $500 million in 2008, compared to $10.0 billion in 2007,

partially offset by:

- cash dividends paid of $8.5 billion in 2008, compared to $8.0 billion in 2007, primarily reflecting an increase in the dividend rate.

Our net cash used in financing activities was $12.6 billion in 2007, compared to $23.1 billion in 2006. The decrease in net cash used in financing activities was primarily attributable to:

- net borrowings of $4.9 billion in 2007, compared to net repayments of $9.9 billion on total borrowings in 2006,

partially offset by:

- higher purchases of common stock in 2007 of $10.0 billion, compared to $7.0 billion in 2006; and
- cash dividends paid of $8.0 billion in 2007, compared to $6.9 billion in 2006, reflecting an increase in the dividend rate, partially offset by lower shares outstanding.

In June 2005, we announced a $5 billion share-purchase program. In June 2006, the Board of Directors increased our share-purchase authorization from $5 billion to $18 billion, which is primarily being funded by operating cash flows and a portion of the proceeds from the sale of our Consumer Healthcare business. In total, under the June 2005 program, through December 31, 2008, we purchased approximately 710 million shares for approximately $18.0 billion.

In January 2008, we announced a new $5 billion share-purchase program, to be funded by operating cash flows, that may be utilized from time to time. On January 26, 2009, we announced that we have entered into a definitive merger agreement under which we will acquire Wyeth in a cash-and-stock transaction. The merger agreement limits our stock purchases to a maximum of $500 million prior to the completion of the transaction without Wyeth's consent.

A summary of common stock purchases follows:

(MILLIONS OF SHARES AND DOLLARS, EXCEPT PER-SHARE DATA)	SHARES OF COMMON STOCK PURCHASED	AVERAGE PER-SHARE PRICE PAID	TOTAL COST OF COMMON STOCK PURCHASED
2008:			
June 2005 program	26	$18.96	$ 500
Total	**26**		**$ 500**
2007:			
June 2005 program	395	$25.27	$9,994
Total	395		$9,994

Contractual Obligations

Payments due under contractual obligations as of December 31, 2008, mature as follows:

		YEARS			
(MILLIONS OF DOLLARS)	TOTAL	WITHIN 1	OVER 1 TO 3	OVER 3 TO 5	AFTER 5
Long-term debt[(a)]	$10,357	$1,126	$1,739	$373	$7,119
Other long-term liabilities reflected on our consolidated balance sheet under U.S. GAAP[(b)]	3,355	352	633	649	1,721
Lease commitments[(c)]	1,547	207	298	182	860
Purchase obligations and other[(d)]	2,692	699	798	913	282
Uncertain tax positions[(e)]	129	129	—	—	—

(a) Our long-term debt obligations include both our expected principal and interest obligations. Our calculations of expected interest payments incorporates only current period assumptions for interest rates, foreign currency translation rates and hedging strategies. (See Notes to Consolidated Financial Statements—*Note 9. Financial Instruments*.) Long-term debt consists of senior, unsecured notes, floating rate, unsecured notes, foreign currency denominated notes, and other borrowings and mortgages.

(b) Includes expected payments relating to our unfunded U.S. supplemental (non-qualified) pension plans, postretirement plans and deferred compensation plans.

(c) Includes operating and capital lease obligations.

(d) Includes agreements to purchase goods and services that are enforceable and legally binding and include amounts relating to advertising, information technology services, employee benefit administration services, and potential milestone payments deemed reasonably likely to occur.

(e) Except for amounts reflected in *Income taxes payable*, we are unable to predict the timing of tax settlements, as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

The above table excludes amounts for potential milestone payments under collaboration, licensing or other arrangements, unless the payments are deemed reasonably likely to occur. Payments under these agreements generally become due and payable only upon the achievement of certain development, regulatory and/or commercialization milestones, which may span several years, and which may never occur.

In 2009, we expect to spend approximately $1.6 billion on property, plant and equipment. The downward trend in capital expenditures in recent years reflects in part the rationalization of our plant network and other site closures, and Information Technology infrastructure and application rationalization and standardization. Planned capital spending mostly represents investment to maintain existing facilities and capacity. We rely largely on operating cash flow to fund our capital investment needs. Due to our significant operating cash flow, we believe we have the ability to meet our capital investment needs and foresee no delays to planned capital expenditures.

Off-Balance Sheet Arrangements

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with a transaction or that are related to activities prior to a transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters, and patent infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2008, recorded amounts for the estimated fair value of these indemnifications are not significant.

Certain of our co-promotion or license agreements give our licensors or partners the rights to negotiate for, or in some cases to obtain, under certain financial conditions, co-promotion or other rights in specified countries with respect to certain of our products.

Dividends on Common Stock

We declared dividends of $8.6 billion in 2008 and $8.2 billion in 2007 on our common stock. In December 2008, our Board of Directors declared a first-quarter 2009 dividend of $0.32 per share. The first-quarter 2009 cash dividend will be our 281st consecutive quarterly dividend. In January 2009, in connection with the proposed merger between Pfizer and Wyeth, the Board of Directors determined that, effective with the dividend to be paid in the second quarter of 2009, it will reduce our quarterly dividend per share to $0.16. The merger agreement prohibits us from declaring a quarterly dividend on our common stock in excess of $0.16 per share without Wyeth's consent prior to the completion of the transaction.

Our current and projected dividends provide a return to shareholders while maintaining sufficient capital to invest in growing our businesses and increasing shareholder value, including through the proposed acquisition of Wyeth. Our dividends are funded from operating cash flows, our financial asset portfolio and short-term commercial paper borrowings and are not restricted by debt covenants. We believe that our profitability and access to financial markets provide sufficient capability for us to pay current and future dividends.

New Accounting Standards

Recently Adopted Accounting Standards

As of January 1, 2008, we adopted on a prospective basis certain required provisions of SFAS No. 157, *Fair Value Measurements.* Those provisions relate to our financial assets and liabilities carried at fair value and our fair value disclosures related to financial assets and liabilities. SFAS No. 157, as amended, defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. The adoption of SFAS No. 157, as amended, did not have a significant impact on our consolidated financial statements.

Emerging Issues Task Force (EITF) Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,* became effective for new contracts entered into on or after January 1, 2008. EITF Issue No. 07-3 requires that non-refundable advance payments for goods and services that will be used in future R&D activities be expensed when the R&D activity has been performed or when the R&D goods have been received rather than when the payment is made. The adoption of EITF Issue No. 07-3 did not have a significant impact on our consolidated financial statements.

Recently Issued Accounting Standards, Not Adopted as of December 31, 2008

In November 2008, the EITF issued EITF Issue No. 08-6, *Equity Method Investment Accounting Considerations*, to clarify how to account for certain transactions involving equity method investments. More specifically, it addresses how to determine the initial carrying value of the investment; allocation of the difference between the investor's carrying value and investor's share of the underlying equity of the investment; impairment assessment of underlying intangibles held with the investee; how to account for the investee's issuance of additional shares; and how to account for a change in an investment from equity method to cost method. The provisions of EITF Issue No. 08-6 will be adopted prospectively on January 1, 2009. We do not currently have any significant equity method investments.

In November 2008, the EITF issued EITF Issue No. 08-7, *Accounting for Defensive Intangible Assets*. EITF No. 08-7 clarifies the accounting for certain separately identifiable assets, which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF Issue No. 08-7 requires an acquirer to account for a defensive intangible asset as a separate unit of accounting, which should be amortized to expense over the period the asset diminishes in value. The provisions of EITF Issue No. 08-7 will be adopted prospectively on January 1, 2009, and could impact the accounting for future acquisitions, if any.

In April 2008, the FASB issued FSP SFAS 142-3, *Determination of the Useful Life of Intangible Assets.* FSP SFAS 142-3 amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. Among other things, in the absence of historical experience, an entity will be required to consider assumptions used by market participants. The provisions of FSP SFAS 142-3 will be adopted prospectively on January 1, 2009, and could impact the accounting for future acquisitions, if any.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, and in February 2008, issued FSP 157-2, *Effective Date of FASB Statement No. 157.* Under the terms of FSP 157-2, the adoption of SFAS No. 157 with respect to nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis, will be required on January 1, 2009. We do not expect the adoption of the provisions of SFAS No. 157 to have a significant impact on our consolidated financial statements, but it will impact the accounting for future acquisitions, if any.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. (SFAS No. 141(R) replaced SFAS No. 141, *Business Combinations*, originally issued in June 2001.) SFAS No. 141(R) retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. It also changes the recognition of assets acquired and liabilities assumed, including contingencies, requires the capitalization of in-process research and development costs at fair value and requires the expensing of acquisition-related costs and all restructuring charges, as incurred. Generally, SFAS No. 141(R) is effective on a prospective basis for all business combinations completed on or after January 1, 2009, and will impact the accounting for future acquisitions, if any.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, an amendment of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*. SFAS No. 160 provides guidance for the accounting, reporting and disclosure of noncontrolling interests, also called minority interests. A minority interest represents the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The provisions of SFAS No. 160 will be adopted as of January 1, 2009. The provisions of SFAS No. 160 will impact our current accounting for minority interests, which are not significant, and will impact our accounting for future acquisitions, if any, where we do not acquire 100% of the entity.

In December 2007, the EITF issued EITF Issue No. 07-1, *Accounting for Collaborative Arrangements*. EITF Issue No. 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement within the scope of the Issue; how costs incurred and revenues generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement. The provisions of EITF Issue No. 07-1 will be adopted as of January 1, 2009, and we do not expect the adoption of EITF Issue No. 07-1 to have a significant impact on our consolidated financial statements.

Forward-Looking Information and Factors That May Affect Future Results

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This report and other written or oral statements that we make from time to time contain such forward-looking statements that set forth anticipated results based on management's plans and assumptions. Such forward-looking statements involve substantial risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or business plans and prospects. In particular, these include statements relating to future actions, business plans and prospects, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, interest rates, foreign exchange rates, the outcome of contingencies, such as legal proceedings, and financial results. Among the factors that could cause actual results to differ materially are the following:

- Success of research and development activities;
- Decisions by regulatory authorities regarding whether and when to approve our drug applications as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of our products;
- Speed with which regulatory authorizations, pricing approvals and product launches may be achieved;
- Success of external business-development activities;
- Competitive developments, including with respect to competitor drugs and drug candidates that treat diseases and conditions similar to those treated by our in-line drugs and drug candidates;
- Ability to successfully market both new and existing products domestically and internationally;
- Difficulties or delays in manufacturing;
- Trade buying patterns;
- Ability to meet generic and branded competition after the loss of patent protection for our products and competitor products;
- Impact of existing and future legislation and regulatory provisions on product exclusivity;
- Trends toward managed care and healthcare cost containment;
- U.S. legislation or regulatory action affecting, among other things, pharmaceutical product pricing, reimbursement or access, including under Medicaid, Medicare and other publicly funded or subsidized health programs; the importation of prescription drugs from outside the U.S. at prices that are regulated by governments of various foreign countries; direct-to-consumer advertising and interactions with healthcare professionals; and the use of comparative effectiveness methodologies that could be implemented in a manner that focuses primarily on the cost differences and minimizes the therapeutic differences among pharmaceutical products and restricts access to innovative medicines;
- Impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003;
- Legislation or regulatory action in markets outside the U.S. affecting pharmaceutical product pricing, reimbursement or access;
- Contingencies related to actual or alleged environmental contamination;
- Claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates;
- Significant breakdown, infiltration or interruption of our information technology systems and infrastructure;
- Legal defense costs, insurance expenses, settlement costs and the risk of an adverse decision or settlement related to product liability, patent protection, governmental investigations, ongoing efforts to explore various means for resolving asbestos litigation, and other legal proceedings;
- Ability to protect our patents and other intellectual property both domestically and internationally;
- Interest rate and foreign currency exchange rate fluctuations;
- Governmental laws and regulations affecting domestic and foreign operations, including tax obligations;
- Changes in U.S. generally accepted accounting principles;
- Uncertainties related to general economic, political, business, industry, regulatory and market conditions including, without limitation, uncertainties related to the impact on us, our lenders, our customers, our suppliers and counterparties to our foreign-exchange and interest-rate agreements, of the global economic recession and recent and possible future changes in global financial markets;
- Any changes in business, political and economic conditions due to actual or threatened terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas;

- Growth in costs and expenses;
- Changes in our product, segment and geographic mix;
- Our ability and Wyeth's ability to satisfy the conditions to closing our merger agreement; and
- Impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items, including our ability to realize the projected benefits of our proposed acquisition of Wyeth and of our cost-reduction initiatives.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of anticipated results is subject to substantial risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 10-Q, 8-K and 10-K reports to the Securities and Exchange Commission.

Certain risks, uncertainties and assumptions are discussed here and under the heading entitled "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, which will be filed in February 2009. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

This report may include discussion of certain clinical studies relating to various in-line products and/or product candidates. These studies typically are part of a larger body of clinical data relating to such products or product candidates, and the discussion herein should be considered in the context of the larger body of data.

Financial Risk Management

The overall objective of our financial risk management program is to seek to minimize the impact of foreign exchange rate movements and interest rate movements on our earnings. We manage these financial exposures through operational means and by using various financial instruments. These practices may change as economic conditions change.

Foreign Exchange Risk—A significant portion of our revenues and earnings is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing same currency revenues in relation to same currency costs, and same currency assets in relation to same currency liabilities.

Foreign exchange risk is also managed through the use of foreign currency forward-exchange contracts. These contracts are used to offset the potential earnings effects from mostly intercompany short-term foreign currency assets and liabilities that arise from operations. Foreign currency swaps are used to offset the potential earnings effects from foreign currency debt. We also use foreign currency forward-exchange contracts and foreign currency swaps to hedge the potential earnings effects from short and long-term foreign currency investments, third-party loans and intercompany loans.

In addition, under certain market conditions, we protect against possible declines in the reported net investments of our Japanese yen, Swedish krona and certain euro functional-currency subsidiaries. In these cases, we use currency swaps or foreign currency debt.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to foreign exchange rate changes. The fair values of these instruments were determined using various methodologies. For additional details, see Notes to Consolidated Financial Statements—*Note 9E. Financial Instruments: Fair Value*. In this sensitivity analysis, we assumed that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar; all other factors were held constant.

If the dollar were to devalue against all other currencies by 10%, the expected adverse impact on net income related to our financial instruments would be immaterial. For additional details, see Notes to Consolidated Financial Statements—*Note 9D. Financial Instruments: Derivative Financial Instruments and Hedging Activities*.

Interest Rate Risk—Our U.S. dollar interest-bearing investments, loans and borrowings are subject to interest rate risk. We are also subject to interest rate risk on euro debt, investments and currency swaps, Swedish krona currency swaps, and Japanese yen short and long-term borrowings and currency swaps. We invest, loan and borrow primarily on a short-term or variable-rate basis. From time to time, depending on market conditions, we will fix interest rates either through entering into fixed-rate investments and borrowings or through the use of derivative financial instruments such as interest rate swaps.

Our financial instrument holdings at year-end were analyzed to determine their sensitivity to interest rate changes. The fair values of these instruments were determined using various methodologies. For additional details, see Notes to Consolidated Financial Statements—*Note 9E. Financial Instruments: Fair Value*. In this sensitivity analysis, we used a one hundred basis point parallel shift in the interest rate curve for all maturities and for all instruments; all other factors were held constant.

If there were a one hundred basis point increase in interest rates, the expected adverse impact on net income related to our financial instruments would be immaterial.

Legal Proceedings and Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position.

Beginning in 2007 upon the adoption of a new accounting standard, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a 'more likely than not' standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not. (See Notes to Consolidated Financial Statements—*Note 1B. Significant Accounting Policies: New Accounting Standards* and *Note 7E. Taxes on Income: Tax Contingencies.*) We record accruals for all other contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, we accrue the minimum of such probable range. Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see Notes to Consolidated Financial Statements—*Note 1C. Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Management's Report on Internal Control Over Financial Reporting

Management's Report

We prepared and are responsible for the financial statements that appear in our 2008 Financial Report. These financial statements are in conformity with accounting principles generally accepted in the United States of America and, therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of other financial information that is included in this document.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2008.

The Company's independent auditors have issued their auditors' report on the Company's internal control over financial reporting. That report appears in our 2008 Financial Report under the heading, *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.*



Jeffrey B. Kindler
Chairman and Chief Executive Officer



Frank A. D'Amelio
Principal Financial Officer



Loretta V. Cangialosi
Principal Accounting Officer

February 27, 2009

Audit Committee's Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the Committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results and the assessment of the Company's internal control over financial reporting. The Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Committee discussed with the independent registered public accounting firm matters required to be discussed by statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, the Committee has reviewed and discussed with the independent registered public accounting firm the auditor's independence from the Company and its management. As part of that review, the Committee received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and the Committee has discussed the independent registered public accounting firm's independence from the Company. The Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The Committee has concluded that the independent registered public accounting firm is independent from the Company and its management.

The Committee reviewed and discussed Company policies with respect to risk assessment and risk management.

The Committee discussed with the Company's internal auditors and the independent registered public accounting firm the overall scope and plans for their respective audits. The Committee met with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the Securities and Exchange Commission. The Committee has selected and the Board of Directors has ratified, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm.



W. Don Cornwell
Chair, Audit Committee

February 27, 2009

The Audit Committee's Report shall not be deemed to be filed or incorporated by reference into any Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Audit Committee's Report by reference therein.

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Shareholders of Pfizer Inc.:

We have audited the accompanying consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pfizer Inc. and Subsidiary Companies as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pfizer Inc. and Subsidiary Companies' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion on the effective operation of the Company's internal control over financial reporting.

KPMG LLP

KPMG LLP
New York, New York

February 27, 2009

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Pfizer Inc.:

We have audited the internal control over financial reporting of Pfizer Inc. and Subsidiary Companies as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pfizer Inc. and Subsidiary Companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pfizer Inc. and Subsidiary Companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP
New York, New York

February 27, 2009

Consolidated Statements of Income

Pfizer Inc and Subsidiary Companies

	YEAR ENDED DECEMBER 31,		
(MILLIONS, EXCEPT PER COMMON SHARE DATA)	2008	2007	2006
Revenues	$48,296	$48,418	$48,371
Costs and expenses:			
Cost of sales[(a)]	8,112	11,239	7,640
Selling, informational and administrative expenses[(a)]	14,537	15,626	15,589
Research and development expenses[(a)]	7,945	8,089	7,599
Amortization of intangible assets	2,668	3,128	3,261
Acquisition-related in-process research and development charges	633	283	835
Restructuring charges and acquisition-related costs	2,675	2,534	1,323
Other (income)/deductions—net	2,032	(1,759)	(904)
Income from continuing operations before provision for taxes on income, and minority interests	9,694	9,278	13,028
Provision for taxes on income	1,645	1,023	1,992
Minority interests	23	42	12
Income from continuing operations	8,026	8,213	11,024
Discontinued operations:			
Income/(loss) from discontinued operations—net of tax	(2)	(3)	433
Gains/(losses) on sales of discontinued operations—net of tax	80	(66)	7,880
Discontinued operations—net of tax	78	(69)	8,313
Net income	$ 8,104	$ 8,144	$19,337
Earnings per common share—basic			
Income from continuing operations	$ 1.19	$ 1.19	$ 1.52
Discontinued operations	0.01	(0.01)	1.15
Net income	$ 1.20	$ 1.18	$ 2.67
Earnings per common share—diluted			
Income from continuing operations	$ 1.19	$ 1.18	$ 1.52
Discontinued operations	0.01	(0.01)	1.14
Net income	$ 1.20	$ 1.17	$ 2.66
Weighted-average shares—basic	6,727	6,917	7,242
Weighted-average shares—diluted	6,750	6,939	7,274

(a) Exclusive of amortization of intangible assets, except as disclosed in *Note 1K. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Balance Sheets

Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PREFERRED STOCK ISSUED AND PER COMMON SHARE DATA)	AS OF DECEMBER 31, 2008	2007
Assets		
Cash and cash equivalents	$ 2,122	$ 3,406
Short-term investments	21,609	22,069
Accounts receivable, less allowance for doubtful accounts: 2008—$190; 2007—$223	8,958	9,843
Short-term loans	824	617
Inventories	4,381	5,302
Taxes and other current assets	5,034	5,498
Assets held for sale	148	114
Total current assets	43,076	46,849
Long-term investments and loans	11,478	4,856
Property, plant and equipment, less accumulated depreciation	13,287	15,734
Goodwill	21,464	21,382
Identifiable intangible assets, less accumulated amortization	17,721	20,498
Other assets, deferred taxes and deferred charges	4,122	5,949
Total assets	$111,148	$115,268
Liabilities and Shareholders' Equity		
Short-term borrowings, including current portion of long-term debt: 2008—$937; 2007—$1,024	$ 9,320	$ 5,825
Accounts payable	1,751	2,270
Dividends payable	2,159	2,163
Income taxes payable	656	1,380
Accrued compensation and related items	1,667	1,974
Other current liabilities	11,456	8,223
Total current liabilities	27,009	21,835
Long-term debt	7,963	7,314
Pension benefit obligations	4,235	2,599
Postretirement benefit obligations	1,604	1,708
Deferred taxes	2,959	7,696
Other taxes payable	6,568	6,246
Other noncurrent liabilities	3,070	2,746
Total liabilities	53,408	50,144
Minority interests	184	114
Preferred stock, without par value, at stated value; 27 shares authorized; issued: 2008—1,804; 2007—2,302	73	93
Common stock, $0.05 par value; 12,000 shares authorized; issued: 2008—8,863; 2007—8,850	443	442
Additional paid-in capital	70,283	69,913
Employee benefit trust	(425)	(550)
Treasury stock, shares at cost; 2008—2,117; 2007—2,089	(57,391)	(56,847)
Retained earnings	49,142	49,660
Accumulated other comprehensive income/(expense)	(4,569)	2,299
Total shareholders' equity	57,556	65,010
Total liabilities and shareholders' equity	$111,148	$115,268

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PREFERRED SHARES)	PREFERRED STOCK		COMMON STOCK		ADDITIONAL	EMPLOYEE BENEFIT TRUST		TREASURY STOCK			ACCUM. OTHER COMPRE-	
	SHARES	STATED VALUE	SHARES	PAR VALUE	PAID-IN CAPITAL	SHARES	FAIR VALUE	SHARES	COST	RETAINED EARNINGS	HENSIVE INC./(EXP.)	TOTAL
Balance, January 1, 2006	4,193	$169	8,784	$439	$67,759	(40)	$(923)	(1,423)	$(39,767)	$37,608	$ 479	$65,764
Comprehensive income:												
Net income										19,337		19,337
Total other comprehensive income—net of tax											1,192	1,192
Total comprehensive income												20,529
Adoption of new accounting standard—net of tax											(2,140)	(2,140)
Cash dividends declared—												
common stock										(7,268)		(7,268)
preferred stock										(8)		(8)
Stock option transactions			28	1	896	11	286	(6)	(8)			1,175
Purchases of common stock								(266)	(6,979)			(6,979)
Employee benefit trust transactions—net					152	(1)	(151)					1
Preferred stock conversions and redemptions	(696)	(28)			12			—	6			(10)
Other			7	1	285			—	8			294
Balance, December 31, 2006	3,497	141	8,819	441	69,104	(30)	(788)	(1,695)	(46,740)	49,669	(469)	71,358
Comprehensive income:												
Net income										8,144		8,144
Total other comprehensive income—net of tax											2,768	2,768
Total comprehensive income												10,912
Adoption of new accounting standard										11		11
Cash dividends declared—												
common stock										(8,156)		(8,156)
preferred stock										(8)		(8)
Stock option transactions			23	1	738	5	121	—	(7)			853
Purchases of common stock								(395)	(9,994)			(9,994)
Employee benefit trust transactions—net					(49)	1	117					68
Preferred stock conversions and redemptions	(1,195)	(48)			(25)			1	5			(68)
Other			8	—	145			—	(111)			34
Balance, December 31, 2007	2,302	93	8,850	442	69,913	(24)	(550)	(2,089)	(56,847)	49,660	2,299	65,010
Comprehensive income:												
Net income										8,104		8,104
Total other comprehensive expense—net of tax											(6,868)	(6,868)
Total comprehensive income												1,236
Cash dividends declared—												
common stock										(8,617)		(8,617)
preferred stock										(5)		(5)
Stock option transactions					207	1	32					239
Purchases of common stock								(26)	(500)			(500)
Employee benefit trust transactions—net					(113)	(1)	93					(20)
Preferred stock conversions and redemptions	(498)	(20)			(7)			—	2			(25)
Other			13	1	283			(2)	(46)			238
Balance, December 31, 2008	**1,804**	**$ 73**	**8,863**	**$443**	**$70,283**	**(24)**	**$(425)**	**(2,117)**	**$(57,391)**	**$49,142**	**$(4,569)**	**$57,556**

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statements of Cash Flows

Pfizer Inc and Subsidiary Companies

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2008	2007	2006
Operating Activities			
Net income	$ 8,104	$ 8,144	$ 19,337
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,090	5,200	5,293
Share-based compensation expense	384	437	655
Acquisition-related in-process research and development charges	633	283	835
Certain intangible asset impairments and other associated non-cash charges	—	2,220	320
Gains on disposals	(14)	(326)	(280)
(Gains)/losses on sales of discontinued operations	(6)	168	(10,243)
Deferred taxes from continuing operations	(1,331)	(2,788)	(1,525)
Other deferred taxes	—	—	(420)
Other non-cash adjustments	519	815	606
Changes in assets and liabilities, net of effect of businesses acquired and divested:			
Accounts receivable	195	(320)	(172)
Inventories	294	720	118
Other assets	(538)	(647)	314
Accounts payable and accrued liabilities	3,797	1,509	(450)
Taxes	647	(2,002)	2,909
Other liabilities	464	(60)	297
Net cash provided by operating activities	18,238	13,353	17,594
Investing Activities			
Purchases of property, plant and equipment	(1,701)	(1,880)	(2,050)
Purchases of short-term investments	(35,705)	(25,426)	(9,597)
Proceeds from redemptions and sales of short-term investments	35,796	30,288	20,771
Purchases of long-term investments	(9,357)	(1,635)	(1,925)
Proceeds from redemptions and sales of long-term investments	1,009	172	233
Purchases of other assets	(210)	(111)	(153)
Proceeds from sales of businesses, products and product lines	12	24	200
Acquisitions, net of cash acquired	(1,184)	(464)	(2,320)
Other	(1,495)	(173)	(58)
Net cash (used in)/provided by investing activities	(12,835)	795	5,101
Financing Activities			
Increase in short-term borrowings, net	40,119	3,155	1,040
Principal payments on short-term borrowings	(37,264)	(764)	(11,969)
Proceeds from issuances of long-term debt	605	2,573	1,050
Principal payments on long-term debt	(1,053)	(64)	(55)
Purchases of common stock	(500)	(9,994)	(6,979)
Cash dividends paid	(8,541)	(7,975)	(6,919)
Stock option transactions and other	74	459	732
Net cash used in financing activities	(6,560)	(12,610)	(23,100)
Effect of exchange-rate changes on cash and cash equivalents	(127)	41	(15)
Net (decrease)/ increase in cash and cash equivalents	(1,284)	1,579	(420)
Cash and cash equivalents at beginning of year	3,406	1,827	2,247
Cash and cash equivalents at end of year	$ 2,122	$ 3,406	$ 1,827
Supplemental Cash Flow Information			
Non-cash transactions:			
Sale of the Consumer Healthcare business[a]	$ —	$ —	$ 16,429
Cash paid during the period for:			
Income taxes	$ 2,252	$ 5,617	$ 3,443
Interest	782	643	715

[a] Reflects portion of proceeds received in the form of short-term investments.

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

1. Significant Accounting Policies

A. Consolidation and Basis of Presentation

The consolidated financial statements include our parent company and all subsidiaries, including those operating outside the U.S., and are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The consolidation decision requires consideration of majority voting interests, as well as effective economic or other control. Typically, we do not seek control by means other than voting interests and we do not have significant interests in non-consolidated entities. For subsidiaries operating outside the U.S., the financial information is included as of and for the year ended November 30 for each year presented. Substantially all unremitted earnings of international subsidiaries are free of legal and contractual restrictions. All significant transactions among our businesses have been eliminated.

B. New Accounting Standards

Financial Instruments—Fair Value—As of January 1, 2008, we adopted on a prospective basis certain required provisions of SFAS No. 157, *Fair Value Measurements.* Those provisions relate to our financial assets and liabilities carried at fair value and our fair value disclosures related to financial assets and liabilities. SFAS No. 157, as amended, defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements—Level 1, meaning the use of quoted prices for identical instruments in active markets; Level 2, meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3, meaning the use of unobservable inputs. Observable market data should be used when available.

Many, but not all, of our financial instruments are carried at fair value. For example, substantially all of our cash equivalents, short-term investments and long-term investments are classified as available-for-sale securities and are carried at fair value, with unrealized gains and losses, net of tax, reported in *Other comprehensive income/(expense).* Derivative financial instruments are carried at fair value in various balance sheet categories (see *Note 9D. Financial Instruments: Derivative Financial Instruments and Hedging Activities*), with changes in fair value reported in current earnings or deferred on qualifying hedging relationships. Virtually all of our valuation measurements use Level 2 inputs. The adoption of SFAS No. 157, as amended, did not have a significant impact on our consolidated financial statements. As of January 1, 2008, we did not elect to adopt SFAS No. 157, as amended, for acquired nonfinancial assets and assumed nonfinancial liabilities.

Goodwill and Other Intangible Assets—Other Intangible Assets—As of January 1, 2008, we adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,* for new contracts entered into on or after that date. EITF Issue No. 07-3 requires that non-refundable advance payments for goods and services that will be used in future research and development (R&D) activities be expensed when the R&D activity has been performed or when the R&D goods have been received rather than when the payment is made. The adoption of EITF Issue No. 07-3 did not have a significant impact on our consolidated financial statements.

Taxes on Income—Income Tax Contingencies—As of January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes,* as amended, and changed our policy related to the accounting for income tax contingencies to a 'more-likely-than-not' standard from a 'probable' standard. To understand the cumulative effect of this accounting change, see *Note 7A. Taxes on Income: Adoption of New Accounting Standard.*

Pension and Postretirement Benefit Plans and Defined Contribution Plans—As of December 31, 2006, we adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of Financial Accounting Standards Board (FASB) Statements No. 87, 88, 106 and 132R).* SFAS 158 requires us to recognize on our consolidated balance sheet the difference between our benefit obligations and any plan assets of our benefit plans. In addition, we are required to recognize as part of other comprehensive income/(expense), net of taxes, gains and losses due to differences between our actuarial assumptions and actual experience (actuarial gains and losses) and any effects on prior service due to plan amendments (prior service costs or credits) that arise during the period and which are not yet recognized as net periodic benefit costs. At adoption date, we recognized the previously unrecognized actuarial gains and losses, prior service costs and credits and net transition amounts within *Accumulated other comprehensive income/(expense),* net of tax. To understand the cumulative effect of this accounting change, see *Note 13A. Pension and Postretirement Benefit Plans and Defined Contribution Plans: Adoption of New Accounting Standard.*

C. Estimates and Assumptions

In preparing the consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. These estimates and underlying assumptions can impact all elements of our financial statements. For example, in the consolidated statement of income, estimates are used when accounting for deductions from revenues (such as rebates, chargebacks, sales returns and sales allowances), determining cost of sales, allocating cost in the form of depreciation and amortization, and estimating restructuring charges and the impact of contingencies. On the consolidated balance sheet, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, investments, inventories, fixed assets and intangible assets (including goodwill), and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, the impact of contingencies, rebates, chargebacks, sales returns and sales allowances and restructuring reserves.

We regularly evaluate our estimates and assumptions, using historical experience and other factors, including the economic environment. Our estimates are often based on complex judgments, probabilities and assumptions that we believe to be reasonable but that are inherently uncertain and unpredictable.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. Market conditions, such as illiquid credit markets, volatile equity markets, dramatic fluctuations in foreign currency rates and economic recession, can increase the uncertainty already inherent in our estimates and assumptions. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes will be reflected in our financial statements on a prospective basis. It is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. We are also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the healthcare environment, competition, litigation, legislation and regulations. These and other risks and uncertainties are discussed in the accompanying Financial Review, which is unaudited, under the headings "Our Operating Environment and Response to Key Opportunities and Challenges" and "Forward-Looking Information and Factors That May Affect Future Results."

D. Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable and we record anticipated recoveries under existing insurance contracts when assured of recovery. For tax matters, beginning in 2007 upon the adoption of a new accounting standard, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a 'more-likely-than-not' standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not. (See *Note 1B. Significant Accounting Policies: New Accounting Standards* and *Note 7E. Taxes on Income: Tax Contingencies.)* We consider many factors in making these assessments. Because litigation and other contingencies are inherently unpredictable and excessive verdicts do occur, these assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see *Note 1C. Significant Accounting Policies: Estimates and Assumptions*).

E. Acquisitions

Our consolidated financial statements reflect an acquired business after the completion of the acquisition and are not restated. We account for acquired businesses using the purchase method of accounting, which requires that most assets acquired and liabilities assumed be recorded at the date of acquisition at their fair values. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as goodwill. Amounts allocated to acquired in-process research and development (IPR&D) have been expensed at the date of acquisition. When we have acquired net assets that do not constitute a business under U.S. GAAP, no goodwill has been recognized.

F. Foreign Currency Translation

For most international operations, local currencies have been determined to be the functional currencies. We translate functional currency assets and liabilities to their U.S. dollar equivalents at rates in effect at the balance sheet date and record these translation adjustments in *Shareholders' equity—Accumulated other comprehensive income/(expense)*. We translate functional currency statement of income amounts at average rates for the period. The effects of converting non-functional currency assets and liabilities into the functional currency are recorded in *Other (income)/deductions—net.*

For operations in highly inflationary economies, we translate monetary items at rates in effect at the balance sheet date, with translation adjustments recorded in *Other (income)/deductions—net*, and nonmonetary items at historical rates.

G. Revenues

Revenue Recognition—We record revenues from product sales when the goods are shipped and title passes to the customer. At the time of sale, we also record estimates for a variety of sales deductions, such as sales rebates, discounts and incentives, and product returns. When we cannot reasonably estimate the amount of future product returns, we record revenues when the risk of product return has been substantially eliminated.

Deductions from Revenues—Gross product sales are subject to a variety of deductions that are generally estimated and recorded in the same period that the revenues are recognized and primarily represent rebates and discounts to government agencies, wholesalers, distributors and managed care organizations with respect to our pharmaceutical products. These deductions represent estimates of the related obligation and, as such, judgment and knowledge of market conditions and practices are required when estimating the impact of these sales deductions on gross sales for a reporting period.

Specifically:

- In the U.S., we record provisions for pharmaceutical Medicaid, Medicare and contract rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to better match our current experience or our expected future experience. In assessing this ratio, we consider current contract terms, such as changes in formulary status and discount rates.
- Outside the U.S., the majority of our pharmaceutical rebates, discounts and price reductions are contractual or legislatively mandated and our estimates are based on actual invoiced sales within each period; both of these elements help to reduce the risk of variations in the estimation process. Some European countries base their rebates on the government's unbudgeted pharmaceutical spending and

we use an estimated allocation factor (based on historical payments) and total revenues by country against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us to monitor the adequacy of these accruals.

- Provisions for pharmaceutical chargebacks (primarily reimbursements to wholesalers for honoring contracted prices to third parties) closely approximate actual as we settle these deductions generally within two to four weeks of incurring the liability.

- Provisions for pharmaceutical returns are based on a calculation at each market that incorporates the following, as appropriate: local returns policies and practices; returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf-life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as loss of exclusivity, product recalls, or a changing competitive environment, as appropriate.

- We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs.

- Our accruals for Medicaid rebates, Medicare rebates, performance-based contract rebates and chargebacks were $1.5 billion as of December 31, 2008, and $1.4 billion as of December 31, 2007, and are included in *Other current liabilities.*

Taxes collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis; that is, they are excluded from *Revenues.*

Alliances—We have agreements to co-promote pharmaceutical products discovered by other companies. Alliance revenues are earned when our co-promotion partners ship the related product and title passes to their customer. Alliance revenues are primarily based upon a percentage of our co-promotion partners' net sales. Expenses for selling and marketing these products are included in *Selling, informational and administrative expenses.*

H. Cost of Sales and Inventories

We value inventories at lower of cost or market. Cost is determined as follows:

- finished goods and work in process at average actual cost; and

- raw materials and supplies at average or latest actual cost.

I. Selling, Informational and Administrative Expenses

Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the costs of marketing, advertising, shipping and handling, information technology and non-manufacturing employee compensation.

Advertising expenses relating to production costs are expensed as incurred and the costs of radio time, television time and space in publications are expensed when the related advertising occurs. Advertising expenses totaled approximately $2.6 billion in 2008, $2.7 billion in 2007 and $2.6 billion in 2006.

J. Research and Development Expenses

Research and development (R&D) costs are expensed as incurred. These expenses include the costs of our proprietary R&D efforts, as well as costs incurred in connection with our third-party collaboration efforts. Before a compound receives regulatory approval, we record milestone payments made by us to third parties under contracted R&D arrangements as expense when the specific milestone has been achieved. Once a compound receives regulatory approval, we record any subsequent milestone payments in *Identifiable intangible assets, less accumulated amortization* and, unless the assets are determined to have an indefinite life, we amortize them evenly over the remaining agreement term or the expected product life cycle, whichever is shorter.

K. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets

Long-lived assets include:

- *Goodwill*—Goodwill represents the excess of the purchase price of an acquired business over the assigned values of its net assets. Goodwill is not amortized.

- *Identifiable intangible assets, less accumulated amortization*—These acquired assets are recorded at our cost. Intangible assets with finite lives are amortized evenly over their estimated useful lives. Intangible assets with indefinite lives are not amortized.

- *Property, plant and equipment, less accumulated depreciation*—These assets are recorded at original cost and increased by the cost of any significant improvements after purchase. We depreciate the cost evenly over the assets' estimated useful lives. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

Amortization expense related to acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property are included in *Amortization of intangible assets* as they benefit multiple business functions. Amortization expense related to intangible assets that are associated with a single function and depreciation of property, plant and equipment are included in *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

We review all of our long-lived assets, including goodwill and other intangible assets, for impairment indicators at least annually and we perform detailed impairment testing for goodwill and indefinite-lived assets annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the present value of future cash flows, or some other fair value measure, is less than the carrying value of these assets. The process

for evaluating goodwill requires the calculation of the fair value of the corresponding business segment and determining the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill from the fair value of the business segment.

L. Acquisition-Related In-Process Research and Development Charges and Restructuring Charges and Acquisition-Related Costs

When recording acquisitions, we have expensed amounts related to acquired IPR&D in *Acquisition-related in-process research and development charges.*

We may incur restructuring charges in connection with our cost-reduction initiatives, as well as in connection with acquisitions, when we implement plans to restructure and integrate the acquired operations. For restructuring charges associated with a business acquisition that are identified in the first year after the acquisition date, the related costs have been recorded as additional goodwill, if any, because they have been considered to be liabilities assumed in the acquisition. All other restructuring charges, all integration costs and any charges related to our pre-existing businesses impacted by an acquisition have been expensed as incurred in *Restructuring charges and acquisition-related costs.* Termination costs are a significant component of our restructuring charges and are recorded when the actions are probable and estimable.

M. Cash Equivalents and Statement of Cash Flows

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as *Short-term investments.*

Cash flows associated with financial instruments designated as fair value or cash flow hedges may be included in operating, investing or financing activities, depending on the classification of the items being hedged. Cash flows associated with financial instruments designated as net investment hedges are classified according to the nature of the hedge instrument. Cash flows associated with financial instruments that do not qualify for hedge accounting treatment are classified according to their purpose and accounting nature.

N. Investments, Loans and Derivative Financial Instruments

Many, but not all, of our financial instruments are carried at fair value. For example, substantially all of our cash equivalents, short-term investments and long-term investments are classified as available-for-sale securities and are carried at fair value, with unrealized gains and losses, net of tax, reported in *Other comprehensive income/(expense).* Derivative financial instruments are carried at fair value in various balance sheet categories (see *Note 9D. Financial Instruments: Derivative Financial Instruments and Hedging Activities*), with changes in fair value reported in current earnings or deferred on qualifying hedging relationships. Virtually all of our valuation measurements are based on the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable.

Realized gains or losses on sales of investments are determined by using the specific identification cost method.

O. Income Tax Contingencies

We account for income tax contingencies using a benefit recognition model. If we consider that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. Under the benefit recognition model, if our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law or analogous case law that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly reevaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, and changes in tax law that would either increase or decrease the technical merits of a position relative to the 'more-likely-than-not' standard. Liabilities associated with uncertain tax positions are classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, are recorded in *Provision for taxes on income* and are classified on our consolidated balance sheet with the related tax liability.

We are subject to income tax in many jurisdictions and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All of our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. Tax audits can involve complex issues and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation.

P. Pension and Postretirement Benefit Plans

We provide defined benefit pension plans for the majority of employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans, as well as other postretirement benefit plans, consisting primarily of healthcare and life insurance for retirees. We recognize the overfunded or underfunded status of each of our defined benefit plans as an asset or liability on our consolidated balance sheet. The obligations are generally measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. Our pension and other postretirement obligations may include assumptions such as long-term rate of return on plan assets, expected employee turnover and participant mortality. For our pension plans, the obligation may also include assumptions as to future compensation levels. For our other postretirement benefit plans, the obligation may include assumptions as to the expected cost of providing the healthcare and life insurance benefits, as well as the extent to which those costs are shared with the employee or others (such as governmental programs). Plan assets are measured at fair value. Net periodic benefit costs are recognized, as required, into *Cost of sales, Selling, informational and administrative* and *Research and development expenses*, as appropriate.

Q. Share-Based Payments
Our compensation programs can include share-based payments. All grants under share-based payment programs are accounted for at fair value and these fair values are generally amortized on an even basis over the vesting terms into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses*, as appropriate.

2. Acquisitions

We are committed to capitalizing on new growth opportunities, a strategy that can include acquisitions of companies, products or technologies. During the three years ended December 31, 2008, 2007 and 2006, we acquired the following:

- In the fourth quarter of 2008, we concluded the acquisition of a number of animal health product lines from Schering-Plough Corporation (Schering-Plough) for sale in the European Economic Area in the following categories: swine e.coli vaccines; equine influenza and tetanus vaccines; ruminant neonatal and clostridia vaccines; rabies vaccines; companion animal veterinary specialty products; and parasiticides and anti-inflammatories. The cost of acquiring these product lines was approximately $170 million.

- In the second quarter of 2008, we acquired Encysive Pharmaceuticals Inc. (Encysive), a biopharmaceutical company, whose main product (Thelin), for the treatment of pulmonary arterial hypertension, is commercially available in much of the E.U., is approved in certain other markets, and is under review by the U.S. Food and Drug Administration (FDA). The cost of acquiring Encysive, through a tender offer and subsequent merger, was approximately $200 million, including transaction costs. Upon our acquisition of Encysive, Encysive's change of control repurchase obligations under its $130 million, 2.5% convertible notes came into effect and, as such, Encysive repurchased the convertible notes in consideration for their par value plus accrued interest in June 2008. In addition, in the second quarter of 2008, we acquired Serenex, Inc. (Serenex), a privately held biotechnology company that owns SNX-5422, an oral Heat Shock Protein 90 (Hsp90) inhibitor currently in phase I trials for the potential treatment of solid tumors and hematological malignancies, and an extensive Hsp90 inhibitor compound library, which has potential uses in treating cancer and inflammatory and neurodegenerative diseases. In connection with these acquisitions, we recorded approximately $170 million in *Acquisition-related in-process research and development charges* and approximately $450 million in intangible assets.

- In the first quarter of 2008, we acquired CovX, a privately held biotherapeutics company specializing in preclinical oncology and metabolic research and the developer of a biotherapeutics technology platform that we expect will enhance our biologic portfolio. Also in the first quarter of 2008, we acquired all of the outstanding shares of Coley Pharmaceutical Group, Inc., (Coley), a biopharmaceutical company specializing in vaccines and drug candidates designed to fight certain cancers, allergy and asthma disorders, and autoimmune diseases, for approximately $230 million. In connection with these and two small acquisitions related to Animal Health, we recorded approximately $440 million in *Acquisition-related in-process research and development charges*.

- In the first quarter of 2007, we acquired BioRexis Pharmaceutical Corp. (BioRexis), a privately held biopharmaceutical company with a novel technology platform for developing new protein drug candidates, and Embrex, Inc. (Embrex), an animal health company that possesses a unique vaccine delivery system known as Inovoject that improves consistency and reliability by inoculating chicks while they are still in the egg. In connection with these and other smaller acquisitions, we recorded $283 million in *Acquisition-related in-process research and development charges*.

- In February 2006, we completed the acquisition of the sanofi-aventis worldwide rights, including patent rights and production technology, to manufacture and sell Exubera, an inhaled form of insulin, and the insulin-production business and facilities located in Frankfurt, Germany, previously jointly owned by Pfizer and sanofi-aventis, for approximately $1.4 billion in cash (including transaction costs). Substantially all assets recorded in connection with this acquisition have now been written off. See *Note 4D. Certain Charges: Exubera*. Prior to the acquisition, in connection with our collaboration agreement with sanofi-aventis, we recorded a research and development milestone due to us from sanofi-aventis of $118 million ($71 million, after tax) in 2006 in *Research and development expenses* upon the approval of Exubera in January 2006 by the FDA.

- In December 2006, we completed the acquisition of PowderMed Ltd. (PowderMed), a U.K. company which specializes in the emerging science of DNA-based vaccines for the treatment of influenza and chronic viral diseases, and in May 2006, we completed the acquisition of Rinat Neurosciences Corp. (Rinat), a biologics company with several new central-nervous-system product candidates. In 2006, the aggregate cost of these and other smaller acquisitions was approximately $880 million (including transaction costs). In connection with those transactions, we recorded $835 million in *Acquisition-related in-process research and development charges*.

3. Discontinued Operations

We evaluate our businesses and product lines periodically for strategic fit within our operations.

In the fourth quarter of 2006, we sold our Consumer Healthcare business for $16.6 billion, and recorded a gain of approximately $10.2 billion ($7.9 billion, net of tax) in *Gains on sales of discontinued operations—net of tax* in the consolidated statement of income for 2006. In 2007, we recorded a loss of approximately $70 million, net of tax, primarily related to the resolution of contingencies, such as purchase price adjustments and product warranty obligations, as well as pension settlements. This business was composed of:

- substantially all of our former Consumer Healthcare segment;

- other associated amounts, such as purchase-accounting impacts, acquisition-related costs and restructuring and implementation costs related to our cost-reduction initiatives that were previously reported in the Corporate/Other segment; and

- certain manufacturing facility assets and liabilities, which were previously part of our Pharmaceutical or Corporate/ Other segment but were included in the sale of our Consumer Healthcare business. The net impact to the Pharmaceutical segment was not significant.

The results of this business are included in *Income from discontinued operations—net of tax* for 2006.

Legal title to certain assets and legal control of the business in certain non-U.S. jurisdictions did not transfer to the buyer on the closing date of December 20, 2006, because the satisfaction of specific local requirements was pending. These operations represented a small portion of our former Consumer Healthcare business and all of these transactions have now closed. In order to ensure that the buyer was placed in the same economic position as if the assets, operations and activities of those businesses had been transferred on the same date as the rest of the business, we entered into an agreement that passed the risks and rewards of ownership to the buyer from December 20, 2006. We treated these delayed-close businesses as sold for accounting purposes on December 20, 2006.

We continued during 2008 and 2007, and we will continue for a period of time, to generate cash flows and to report gross revenues, income and expense activity that are associated with our former Consumer Healthcare business, in continuing operations, although at a substantially reduced level. After the transfer of these activities, these cash flows and the income statement activity reported in continuing operations will be eliminated. The activities that give rise to these impacts are transitional in nature and generally result from agreements that ensure and facilitate the orderly transfer of business operations to the new owner. For example, we entered into a number of transition services agreements that allow the buyer sufficient time to prepare for the transfer of activities and to limit the risk of business disruption. The nature, magnitude and duration of the agreements vary depending on the specific circumstances of the service, location and/or business need. The agreements can include the following: manufacturing and product supply, logistics, customer service, support of financial processes, procurement, human resources, facilities management, data collection and information services. Most of these agreements extended for periods generally less than 24 months, but because of the inherent complexity of manufacturing processes and the risk of product flow disruption, some manufacturing and product supply agreements were extended to 36 months. Included in continuing operations for 2008 and 2007 were the following amounts associated with these transition service agreements that will no longer occur after the full transfer of activities to the new owner: for 2008, included in *Revenues* ($172 million), *Cost of Sales* ($162 million) and *Selling, informational and administrative expenses* ($3 million) and for 2007, included in *Revenues* ($219 million), *Cost of Sales* ($194 million), *Selling, informational and administrative expenses* ($15 million), and *Other (income)/deductions—net* ($16 million income).

None of these agreements confers upon us the ability to influence the operating and/or financial policies of our former Consumer Healthcare business under its new ownership.

The following amounts, primarily related to our former Consumer Healthcare business, which was sold in December 2006 for $16.6 billion, have been segregated from continuing operations and included in *Discontinued operations—net of tax* in the consolidated statements of income:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2008**	2007	2006
Revenues	**$—**	$ —	$ 4,044
Pre-tax income/(loss)	**$ (3)**	$ (5)	$ 643
Benefit/(provision) for taxes[(a)]	**1**	2	(210)
Income/(loss) from operations of discontinued businesses—net of tax	**(2)**	(3)	433
Pre-tax gains/(losses) on sales of discontinued businesses	**6**	(168)	10,243
Benefit/(provision) for taxes[(b)]	**74**	102	(2,363)
Gains/(losses) on sales of discontinued businesses—net of tax	**80**	(66)	7,880
Discontinued operations—net of tax	**$78**	$ (69)	$ 8,313

(a) Includes a deferred tax expense of nil in 2008 and 2007 and $24 million in 2006.
(b) Includes a deferred tax benefit of nil in 2008 and 2007 and $444 million in 2006.

Net cash flows of our discontinued operations from each of the categories of operating, investing and financing activities were not significant.

4. Certain Charges

A. Bextra and Certain Other Investigations

In January 2009, we entered into an agreement in principle with the U.S. Department of Justice to resolve the previously reported investigation regarding allegations of past off-label promotional practices concerning Bextra, as well as certain other open investigations. In connection with these actions, in the fourth quarter of 2008, we recorded a charge of $2.3 billion, pre-tax and after-tax, in *Other (income)/deductions—net* and such amount is included in *Other current liabilities*. (See *Note 19D. Legal Proceedings and Contingencies: Government Investigations and Requests for Information.*)

B. Certain Product Litigation—Celebrex and Bextra

In October 2008, we reached agreements in principle to resolve the pending U.S. consumer fraud purported class action cases and more than 90% of the known U.S. personal injury claims involving Celebrex and Bextra, and we reached agreements to resolve substantially all of the claims of state attorneys general primarily relating to alleged Bextra promotional practices. In connection with these actions, in the third quarter of 2008, we recorded pre-tax charges of approximately:

- $745 million applicable to all known U.S. personal injury claims;
- $89 million applicable to the pending U.S. consumer fraud purported class action cases; and
- $60 million applicable to agreements to resolve civil claims brought by 33 states and the District of Columbia, primarily relating to alleged Bextra promotional practices. Under these agreements, we made a payment of $60 million to the states and have adopted compliance measures that complement policies and procedures previously established by us.

These litigation-related charges were recorded in *Other (income)/deductions—net*. Virtually all of this amount is included in *Other current liabilities*. Although we believe that we have insurance coverage for a portion of the proposed personal injury settlements, no insurance recoveries have been recorded.

We believe that the charges of approximately $745 million will be sufficient to resolve all known U.S. personal injury claims, including those not being settled at this time. However, additional charges may have to be taken in the future in connection with certain pending claims and unknown claims relating to Celebrex and Bextra. (See *Note 19B. Legal Proceedings and Contingencies: Product Litigation*.)

C. Adjustment of Prior Years' Liabilities for Product Returns

Revenues in 2008 include a reduction of $217 million, pre-tax, to adjust our prior years' liabilities for product returns. After a detailed review in 2008 of our returns experience, we determined that our previous accounting methodology for product returns needed to be revised, as the lag time between product sale and return was actually longer than we had previously assumed. Although fully recorded in 2008, virtually all of the adjustment relates back several years.

We performed an evaluation of the impact of this error on prior years, as well the impact of correcting the error on a cumulative basis in 2008. As a result of that analysis, we determined that the cumulative correction was not material to our results for 2008 and the cumulative correction was recorded in 2008. We have also reviewed our expense calculations for the prior years and determined that the expense recorded in those years was not materially different from what would have been recorded under our revised approach.

D. Exubera

In the third quarter of 2007, after an assessment of the financial performance of Exubera, an inhalable form of insulin for the treatment of diabetes, as well as its lack of acceptance by patients, physicians and payers, we decided to exit the product.

In connection with these actions, we recorded total pre-tax charges of $2.8 billion, virtually all of which were recorded in the third quarter of 2007. These charges were included primarily in *Cost of sales* ($2.6 billion), *Selling, informational and administrative expenses* ($85 million), and *Research and development expenses* ($100 million). The charges comprised asset write-offs of $2.2 billion (intangibles, inventory and fixed assets) and other exit costs, primarily severance, contract and other termination costs. The exit costs resulted in cash expenditures in 2007 and 2008. As of December 31, 2008, the remaining accrual for other exit costs is approximately $152 million. Substantially all of this cash spending is expected to be completed in 2009.

5. Cost-Reduction Initiatives

In the first quarter of 2005, we launched cost-reduction and transformation initiatives to increase efficiency and streamline decision-making across the company. These initiatives, announced in April 2005, broadened in October 2006 and expanded in January 2007, followed the integration of Warner-Lambert and Pharmacia. In January 2009, we announced a new cost-reduction initiative, the implementation of which we expect will be completed by the end of 2010.

We incurred the following costs in connection with all of our cost-reduction initiatives:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2008**	2007	2006
Implementation costs[(a)]	**$1,605**	$1,389	$ 788
Restructuring charges[(b)]	**2,626**	2,523	1,296
Total costs related to our cost-reduction initiatives	**$4,231**	$3,912	$2,084

(a) For 2008, included in *Cost of sales* ($745 million), *Selling, informational and administrative expenses* ($413 million), *Research and development expenses* ($433 million) and *Other (income)/deductions—net* ($14 million). For 2007, included in *Cost of sales* ($700 million), *Selling, informational and administrative expenses* ($334 million), *Research and development expenses* ($416 million), and *Other (income)/deductions—net* ($61 million income). For 2006, included in *Cost of sales* ($392 million), *Selling, informational and administrative expenses* ($243 million), *Research and development expenses* ($176 million), and *Other (income)/deductions—net* ($23 million income).

(b) Included in *Restructuring charges and acquisition-related costs*.

From the beginning of the cost-reduction and transformation initiatives in 2005 through December 31, 2008, the restructuring charges primarily relate to our supply network transformation efforts and the restructuring of our worldwide marketing and research and development operations, and the implementation costs primarily relate to accelerated depreciation of certain assets, as well as system and process standardization and the expansion of shared services.

The components of restructuring charges associated with all of our cost-reduction initiatives follow:

	COSTS INCURRED				ACTIVITY THROUGH DECEMBER 31,	ACCRUAL AS OF DECEMBER 31,
(MILLIONS OF DOLLARS)	**2008**	2007	2006	2005-2008	**2008**[(a)]	**2008**[(b)]
Employee termination costs	**$2,004**	$2,034	$ 809	$5,150	**$3,045**	**$2,105**
Asset impairments	**543**	260	368	1,293	**1,293**	**—**
Other	**79**	229	119	440	**390**	**50**
Total	**$2,626**	$2,523	$1,296	$6,883	**$4,728**	**$2,155**

[(a)] Includes adjustments for foreign currency translation.
[(b)] Included in *Other current liabilities* ($1.5 billion) and *Other noncurrent liabilities* ($636 million).

From the beginning of the cost-reduction and transformation initiatives in 2005 through December 31, 2008, *Employee termination costs* represent the expected reduction of the workforce by approximately 30,700 employees, mainly in manufacturing, sales and research; and approximately 19,500 of these employees have been terminated. *Employee termination costs* are recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits. *Asset impairments* primarily include charges to write down property, plant and equipment. *Other* primarily includes costs to exit certain activities.

6. Other (Income)/Deductions—Net

The components of *Other (income)/deductions—net* follow:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2008**	2007	2006
Interest income	**$(1,288)**	$(1,496)	$(925)
Interest expense	**562**	440	517
Interest expense capitalized	**(46)**	(43)	(29)
Net interest income[(a)]	**(772)**	(1,099)	(437)
Royalty-related income[(b)]	**(673)**	(224)	(395)
Net gains on asset disposals[(c)]	**(14)**	(326)	(280)
Legal matters[(d)]	**3,300**	46	(29)
Asset impairment charges[(e)]	**143**	28	320
Other, net	**48**	(184)	(83)
Other (income)/deductions—net	**$ 2,032**	$(1,759)	$(904)

[(a)] The decrease in net interest income in 2008 compared to 2007 is due primarily to lower net financial assets and lower interest rates during 2008 compared to 2007. The increase in net interest income in 2007 compared to 2006 is due primarily to higher net financial assets during 2007 compared to 2006, reflecting proceeds of $16.6 billion from the sale of our Consumer Healthcare business in late December 2006, and higher interest rates.
[(b)] In 2008, includes $425 million related to the sale of certain royalty rights.
[(c)] In 2007, includes a gain of $211 million related to the sale of a building in Korea. In 2008, gross realized gains were $20 million and gross realized losses were nil on sales of available-for-sale securities. In 2007, gross realized gains were $8 million and gross realized losses were nil on sales of available-for-sale securities. In 2006, gross realized gains were $65 million and gross realized losses were $1 million on sales of available-for-sale securities. Proceeds from the sale of available-for-sale securities were $2.2 billion in 2008, $663 million in 2007 and $79 million in 2006.
[(d)] In 2008, primarily includes charges of $2.3 billion resulting from an agreement in principle with the U.S. Department of Justice to resolve the previously reported investigation regarding allegations of past off-label promotional practices concerning Bextra, as well as certain other open investigations, and charges of $900 million related to our agreements and our agreements in principle to resolve certain litigation and claims involving our non-steroidal anti-inflammatory (NSAID) pain medicines. (See *Note 4A. Certain Charges: Bextra and Certain Other Investigations* and *Note 4B. Certain Charges: Certain Product Litigation – Celebrex and Bextra.)*
[(e)] In 2006, we recorded a charge of $320 million related to the impairment of our Depo-Provera intangible asset, for which amortization expense was included in *Amortization of intangible assets*.

7. Taxes on Income

A. Adoption of New Accounting Standard

As of January 1, 2007, we adopted the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes*, as supplemented by FASB FSP FIN 48-1, *Definition of Settlement in FASB Interpretation No. 48*, issued May 2, 2007. See *Note 1O. Significant Accounting Policies: Income Tax Contingencies* for a full description of our accounting policy related to the accounting for income tax contingencies. As a result of the implementation of FIN 48, as amended, at the date of adoption, we reduced our existing liabilities for uncertain tax positions by approximately $11 million, recorded as a direct adjustment to the opening balance of *Retained earnings* as of January 1, 2007, and changed the classification of virtually all

amounts associated with uncertain tax positions of approximately $4.0 billion, including the associated accrued interest of approximately $780 million, from current to noncurrent. (See *Note 7E. Taxes on Income: Tax Contingencies.*)

B. Taxes on Income

Income from continuing operations before provision for taxes on income, and minority interests consists of the following:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2008**	2007	2006
United States	**$ (1,760)**	$ 242	$ 3,266
International	**11,454**	9,036	9,762
Total income from continuing operations before provision for taxes on income, and minority interests	**$ 9,694**	$9,278	$13,028

The decrease in domestic income from continuing operations before taxes in 2008 compared to 2007 is due primarily to charges of $2.3 billion resulting from an agreement in principle with the U.S. Department of Justice to resolve the previously reported investigation regarding allegations of past off-label promotional practices concerning Bextra, as well as certain other open investigations (see *Note 4A. Certain Charges: Bextra and Certain Other Investigations)*, and charges of $900 million related to our agreements and our agreements in principle to resolve certain litigation and claims involving our NSAID pain medicines (see *Note 4B. Certain Charges: Certain Product Litigation–Celebrex and Bextra)*, and an increase in restructuring charges in 2008 compared to 2007, partially offset by the charges associated with Exubera in 2007 (see *Note 4D. Certain Charges: Exubera*). The increase in international income from continuing operations before taxes in 2008 compared to 2007 is due primarily to the charges associated with Exubera in 2007 (see *Note 4D. Certain Charges: Exubera*).

The decrease in domestic income from continuing operations before taxes in 2007 compared to 2006 is due primarily to the volume and geographic mix of product sales and restructuring charges in 2007 compared to 2006, as well as the impact of charges associated with Exubera, partially offset by lower IPR&D charges in 2007 of $283 million, primarily related to our acquisitions of Biorexis and Embrex, compared to IPR&D charges in 2006 of $835 million, primarily related to our acquisitions of Rinat and PowderMed.

Provision for taxes on income consists of the following:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2008**	2007	2006
United States:			
Taxes currently payable:			
Federal	**$ 707**	$ 1,393	$ 1,399
State and local	**154**	243	205
Deferred income taxes	**(30)**	(1,986)	(1,371)
Total U.S. tax (benefit)/provision	**831**	(350)	233
International:			
Taxes currently payable	**2,115**	2,175	1,913
Deferred income taxes	**(1,301)**	(802)	(154)
Total international tax provision	**814**	1,373	1,759
Total provision for taxes on income[(a)]	**$ 1,645**	$ 1,023	$ 1,992

[(a)] Excludes federal, state and international expense of approximately $4 million in 2008, $1 million in 2007, and a benefit of $119 million in 2006, primarily related to the resolution of certain tax positions related to Pharmacia, which were debited or credited to *Goodwill*, as appropriate.

In 2008, we effectively settled certain issues common among multinational corporations with various foreign tax authorities primarily relating to years 2000 through 2005. As a result, we recognized $305 million in tax benefits. Also, in 2008, we sold one of our biopharmaceutical companies, Esperion Therapeutics, Inc. (Esperion), to a newly formed company that is majority-owned by a group of venture capital firms. The sale, for nominal consideration, resulted in a loss for tax purposes that reduced our tax expense by $426 million. This tax benefit is a result of the significant initial investment in Esperion in 2004, primarily reported as an income statement charge for in-process research and development at acquisition date. 2008 also reflects the impact of the third-quarter 2008 provision for the proposed resolution of certain Bextra and Celebrex civil litigation and the impact of the fourth-quarter 2008 provision for the proposed resolution of certain investigations, which are either not deductible or deductible at lower tax rates.

In 2006, we were notified by the Internal Revenue Service (IRS) Appeals Division that a resolution had been reached on the matter that we were in the process of appealing related to the tax deductibility of an acquisition-related breakup fee paid by the Warner-Lambert Company in 2000. As a result, we recorded a tax benefit of approximately $441 million related to the resolution of this issue (see *Note 7E. Taxes on Income: Tax Contingencies*). Also in 2006, we recorded a decrease to the 2005 estimated U.S. tax provision related to the repatriation of foreign earnings, due primarily to the receipt of information that raised our assessment of the likelihood of prevailing on the technical merits of a certain position, and we recognized a tax benefit of $124 million. Additionally, in 2006, the IRS issued final regulations on Statutory Mergers and Consolidations, which impacted certain prior-period transactions, and we recorded a tax benefit of $217 million, reflecting the total impact of these regulations.

Amounts reflected in the preceding tables are based on the location of the taxing authorities.

C. Tax Rate Reconciliation

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for income from continuing operations follows:

	YEAR ENDED DECEMBER 31,		
	2008	2007	2006
U.S. statutory income tax rate	35.0%	35.0%	35.0%
Earnings taxed at other than U.S. statutory rate	(20.2)	(21.6)	(15.7)
Sale of biopharmaceutical company	(4.3)	—	—
Resolution of certain tax positions	(3.1)	—	(3.4)
U.S. research tax credit and manufacturing deduction	(1.2)	(1.5)	(0.5)
Proposed legal settlements	9.0	—	—
Acquired IPR&D	2.1	1.1	2.2
Tax legislation impact	—	—	(1.7)
Repatriation of foreign earnings	—	—	(1.0)
All other—net	(0.3)	(2.0)	0.4
Effective tax rate for income from continuing operations	17.0%	11.0%	15.3%

For earnings taxed at other than the U.S. rate, this rate impact reflects the fact that we operate manufacturing subsidiaries in Puerto Rico, Ireland and Singapore. We benefit from Puerto Rican incentive grants that expire between 2019 and 2029. Under the grants, we are partially exempt from income, property and municipal taxes. Under Section 936 of the U.S. Internal Revenue Code, Pfizer was a "grandfathered" entity and was entitled to the benefits under such statute until September 30, 2006. In Ireland, we benefit from an incentive tax rate effective through 2010 on income from manufacturing operations. In Singapore, we benefit from incentive tax rates effective through 2031 on income from manufacturing operations. This rate impact also reflects the jurisdictional location of earnings, realization of approximately $711 million (tax effect) in net operating losses, as well as the costs of certain repatriation decisions.

For a discussion about the sale of the biopharmaceutical company, proposed legal settlements, the tax legislation impact and the repatriation of foreign earnings, see *Note 7B. Taxes on Income: Taxes on Income*. For a discussion about the resolution of certain tax positions, see *Note 7E. Taxes on Income: Tax Contingencies*. On October 3, 2008, the Tax Extenders and Alternative Minimum Tax Relief Act (the Extenders Act) extended the research and development tax credit from January 1, 2008, through December 31, 2009. The charges for acquired IPR&D in 2008, 2007 and 2006 are primarily not deductible.

D. Deferred Taxes

Deferred taxes arise as a result of basis differentials between financial statement accounting and tax amounts.

The tax effect of the major items recorded as deferred tax assets and liabilities, shown before jurisdictional netting, as of December 31, is as follows:

	2008 DEFERRED TAX		2007 DEFERRED TAX	
(MILLIONS OF DOLLARS)	ASSETS	(LIABILITIES)	ASSETS	(LIABILITIES)
Prepaid/deferred items	$ 1,095	$ (256)	$1,315	$ (431)
Intangibles	872	(5,727)	897	(6,737)
Property, plant and equipment	205	(996)	300	(957)
Employee benefits	3,414	(585)	2,552	(740)
Restructurings and other charges	1,449	(5)	717	(11)
Net operating loss/credit carryforwards	3,065	—	1,842	—
Unremitted earnings	—	(4,471)	—	(3,550)
State and local tax adjustments	585	—	529	—
All other	1,007	(432)	848	(37)
Subtotal	11,692	(12,472)	9,000	(12,463)
Valuation allowance	(194)	—	(158)	—
Total deferred taxes	$11,498	$(12,472)	$8,842	$(12,463)
Net deferred tax liability		$ (974)		$ (3,621)

The reduction in the net deferred tax liability position in 2008 compared to 2007 is primarily due to amortization of noncurrent deferred tax liabilities related to identifiable intangibles in connection with our acquisition of Pharmacia in 2003, an increase in the noncurrent deferred tax asset on employee benefits and net operating loss carryovers, and an increase in the current deferred tax asset on restructuring charges, partially offset by an increase in the current deferred tax liability on unremitted earnings.

We have carryforwards, primarily related to foreign tax credit carryovers and net operating loss carryovers, which are available to reduce future U.S. federal and state, as well as international, income with either an indefinite life or expiring at various times between 2009 and 2028. Certain of our U.S. net operating losses are subject to limitations under Internal Revenue Code Section 382.

Valuation allowances are provided when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent, feasible tax planning strategies.

As of December 31, 2008, we have not made a U.S. tax provision on approximately $63.1 billion of unremitted earnings of our international subsidiaries. As of December 31, 2008, these earnings are intended to be permanently reinvested overseas; as such, it is not practical to compute the estimated deferred tax liability on these permanently reinvested earnings.

Deferred tax assets and liabilities in the preceding table, netted by taxing jurisdiction, are in the following captions in our consolidated balance sheets:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	**2008**	2007
Current deferred tax asset[(a)]	**$ 1,143**	$ 1,664
Noncurrent deferred tax asset[(b)]	**1,256**	2,441
Current deferred tax liability[(c)]	**(414)**	(30)
Noncurrent deferred tax liability[(d)]	**(2,959)**	(7,696)
Net deferred tax liability	**$ (974)**	$(3,621)

(a) Included in *Taxes and other current assets*.
(b) Included in *Other assets, deferred taxes and deferred charges*.
(c) Included in *Other current liabilities*.
(d) Included in *Deferred taxes*.

E. Tax Contingencies

We are subject to income tax in many jurisdictions and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. For a description of our accounting policy associated with accounting for income tax contingencies, see *Note 1O. Significant Accounting Policies: Income Tax Contingencies*. All of our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. Tax audits can involve complex issues and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation.

The United States is one of our major tax jurisdictions. We are currently appealing two issues related to the IRS' audits of the Pfizer Inc. tax returns for the years 2002 through 2005. The 2006, 2007 and 2008 tax years are currently under audit as part of the IRS Compliance Assurance Process, a real-time audit process. All other tax years in the U.S. for Pfizer Inc. are closed under the statute of limitations. With respect to Pharmacia Corporation, the IRS is currently conducting an audit for the year 2003 through the date of merger with Pfizer (April 16, 2003). In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Canada (1998-2008), Japan (2006-2008), Europe (1996-2008, primarily reflecting Ireland, the U.K., France, Italy, Spain and Germany) and Puerto Rico (2004-2008).

We regularly reevaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, and changes in tax law that would either increase or decrease the technical merits of a position relative to the 'more-likely-than-not' standard. We believe that our accruals for tax liabilities are adequate for all open years. Many factors are considered in making these evaluations, including past history, recent interpretations of tax law, and the specifics of each matter. Because tax laws and regulations are subject to interpretation and tax litigation is inherently uncertain, these evaluations can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see *Note 1C. Significant Accounting Policies: Estimates and Assumptions*). Our evaluations are based on estimates and assumptions that have been deemed reasonable by management. However, if our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted.

In 2008, we effectively settled certain issues common among multinational corporations with various foreign tax authorities primarily relating to tax years 2000 to 2005. As a result, we recognized $305 million in tax benefits.

Because tax law is complex and often subject to varied interpretations, it is uncertain whether some of our tax positions will be sustained upon audit. The amounts associated with uncertain tax positions in 2008 and 2007 are as follows:

	AS OF DECEMBER 31,	
(MILLIONS OF DOLLARS)	**2008**	2007
Noncurrent deferred tax assets[(a)]	**$ 589**	$ 529
Other tax assets[(a)]	**809**	890
Income taxes payable[(b)(c)]	**(129)**	(408)
Other taxes payable[(b)]	**(6,568)**	(6,246)
Total amounts associated with uncertain tax positions	**$(5,299)**	$(5,235)

(a) Included in *Other assets, deferred taxes and deferred charges*.
(b) Includes gross accrued interest of $1.3 billion as of December 31, 2008, and $1.2 billion as of December 31, 2007. Accrued penalties are not significant.
(c) As of December 31, 2008, included in *Income taxes payable* ($85 million) and *Taxes and other current assets* ($44 million). As of December 31, 2007, included in *Income taxes payable* ($358 million) and *Taxes and other current assets* ($50 million).

Tax liabilities associated with uncertain tax positions represent unrecognized tax benefits, which arise when the estimated benefit recorded in our financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties described above. These unrecognized tax benefits relate primarily to issues common among multinational corporations. Substantially all of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

Tax assets associated with uncertain tax positions represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits and accrued interest is as follows:

(MILLIONS OF DOLLARS)	**2008**	2007
Balance, January 1	**$(6,654)**	$(5,009)
Decreases based on tax positions taken during a prior period[(a)]	**1,022**	—
Increases based on tax positions taken during the current period[(b)]	**(990)**	(1,089)
Increases in accrued interest due to the passage of time	**(333)**	(331)
Impact of foreign exchange	**245**	(191)
Other, net[(c)]	**13**	(34)
Balance, December 31[(d)]	**$(6,697)**	$(6,654)

[(a)] Decreases are primarily a result of effectively settling certain issues with various foreign tax authorities for a net benefit of $305 million, reflecting the reversal of the related tax assets associated with the competent authority process (*see Note 7B. Taxes on Income: Taxes on Income*).
[(b)] Primarily included in *Provision for taxes on income*.
[(c)] Includes increases based on tax positions taken during a prior period, decreases due to settlements with taxing authorities and decreases as a result of a lapse of the applicable statute of limitations.
[(d)] In 2008, included in *Income taxes payable* ($85 million), *Taxes and other current assets* ($44 million) and *Other taxes payable* ($6.6 billion). In 2007, included in *Income taxes payable* ($358 million), *Taxes and other current assets* ($50 million) and *Other taxes payable* ($6.2 billion).

If our estimates of unrecognized tax benefits and potential tax benefits are not representative of actual outcomes, our financial statements could be materially affected in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings and, as a result, it is difficult to estimate the timing and range of possible change related to our uncertain tax positions. However, any settlements or statute expirations would likely result in a significant decrease in our uncertain tax positions. We estimate that within the next 12 months, our gross uncertain tax positions could decrease by as much as $200 million, as a result of settlements with taxing authorities or the expiration of the statute of limitations.

8. Other Comprehensive Income/(Expense)

Changes, net of tax, in accumulated other comprehensive income/(expense) follow:

		NET UNREALIZED GAINS/(LOSSES)		BENEFIT PLANS			
(MILLIONS OF DOLLARS)	CURRENCY TRANSLATION ADJUSTMENT AND OTHER	DERIVATIVE FINANCIAL INSTRUMENTS	AVAILABLE-FOR-SALE SECURITIES	ACTUARIAL GAINS/ (LOSSES)	PRIOR SERVICE (COSTS)/ CREDITS AND OTHER	MINIMUM PENSION LIABILITY	ACCUMULATED OTHER COMPREHENSIVE INCOME/ (EXPENSE)
Balance, January 1, 2006	$ 1,113	$(107)	$ 83	$ —	$ —	$(610)	$ 479
Other comprehensive income:							
Foreign currency translation adjustments	1,104	—	—	—	—	—	1,104
Unrealized holding gains	—	126	63	—	—	—	189
Reclassification adjustments to income[a]	(40)	5	(64)	—	—	—	(99)
Other	(3)	—	—	—	—	(16)	(19)
Income taxes	53	(50)	14	—	—	—	17
							1,192
Adoption of new accounting standard, net of tax[b]	—	—	—	(2,739)	(27)	626	(2,140)
Balance, December 31, 2006	2,227	(26)	96	(2,739)	(27)	—	(469)
Other comprehensive income:							
Foreign currency translation adjustments	1,422	—	—	—	—	—	1,422
Unrealized holding gains/(losses)	—	3	(43)	—	—	—	(40)
Reclassification adjustments to income[a]	(96)	3	(8)	—	—	—	(101)
Actuarial gains and other benefit plan items	—	—	—	1,374	11	—	1,385
Amortization of actuarial losses and other benefit plan items	—	—	—	248	7	—	255
Curtailments and settlements—net	—	—	—	268	(5)	—	263
Other	6	—	—	(62)	(6)	—	(62)
Income taxes	313	(12)	9	(656)	(8)	—	(354)
							2,768
Balance, December 31, 2007	3,872	(32)	54	(1,567)	(28)	—	2,299
Other comprehensive expense:							
Foreign currency translation adjustments	(5,898)	—	—	—	—	—	(5,898)
Unrealized holding gains/(losses)	—	69	(193)	—	—	—	(124)
Reclassification adjustments to income[a]	(2)	—	(20)	—	—	—	(22)
Actuarial gains/(losses) and other benefit plan items	—	—	—	(3,098)	22	—	(3,076)
Amortization of actuarial losses and other benefit plan items	—	—	—	130	3	—	133
Curtailments and settlements—net	—	—	—	280	3	—	283
Other	10	—	—	129	35	—	174
Income taxes	629	(9)	73	994	(25)	—	1,662
							(6,868)
Balance, December 31, 2008	**$(1,389)**	**$ 28**	**$ (86)**	**$(3,132)**	**$ 10**	**$ —**	**$(4,569)**

[a] The currency translation adjustments reclassified to income result from the sale of businesses.
[b] Includes pre-tax amounts for *Actuarial losses* of $4.3 billion and *Prior service costs/(credits) and other* of $27 million. See also *Note 13A. Pension and Postretirement Benefit Plans and Defined Contribution Plans: Adoption of New Accounting Standard.*

Income taxes are not provided for foreign currency translation relating to permanent investments in international subsidiaries.

As of December 31, 2008, we estimate that we will reclassify into 2009 income the following pre-tax amounts currently held in *Accumulated other comprehensive income/(expense)*: virtually all of the unrealized holding gains on derivative financial instruments; $302 million of actuarial losses related to benefit plan obligations and plan assets and other benefit plan items; and $6 million of prior service credits related primarily to benefit plan amendments.

9. Financial Instruments

A. Investments in Debt and Equity Securities

Information about our investments as of December 31 follows:

(MILLIONS OF DOLLARS)	2008	2007
Trading investments[(a)]	$ 190	$ 256
Amortized cost and fair value of available-for-sale debt securities[(b)]:		
Western European and other government debt	14,639	10,848
Corporate debt	5,388	6,579
Western European and other government agency debt	5,040	4,277
Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and Government National Mortgage Association asset-backed securities	2,386	—
Supranational debt	1,956	1,892
Other asset-backed securities	635	490
Certificates of deposit	17	117
Total available-for-sale debt securities	30,061	24,203
Amortized cost and fair value of held-to-maturity debt securities[(b)]:		
Certificates of deposit and other	2,349	2,609
Total held-to-maturity debt securities	2,349	2,609
Available-for-sale money market fund:		
Investing in U.S. government and its agencies' or instrumentalities' securities and reverse repurchase agreements involving the same investments held	398	297
Total available-for-sale money market funds	398	297
Cost of available-for-sale equity securities, excluding money market funds	341	202
Gross unrealized gains	17	127
Gross unrealized losses	(39)	(13)
Fair value of available-for-sale equity securities, excluding money market funds	319	316
Total fair value of available-for-sale equity securities	717	613
Total investments	$33,317	$27,681

[(a)] Trading investments are held in trust for legacy Pharmacia severance benefits.
[(b)] Gross unrealized gains and losses are not significant.

These investments are in the following captions in the consolidated balance sheets as of December 31:

(MILLIONS OF DOLLARS)	2008	2007
Cash and cash equivalents	$ 1,980	$ 2,467
Short-term investments	21,609	22,069
Long-term investments and loans	9,728	3,145
Total investments	$33,317	$27,681

The contractual maturities of the available-for-sale and held-to-maturity debt securities as of December 31, 2008, follow:

(MILLIONS OF DOLLARS)	YEARS WITHIN 1	OVER 1 TO 5	OVER 5 TO 10	OVER 10	TOTAL
Available-for-sale debt securities:					
Western European and other government debt	$12,729	$1,821	$89	$—	$14,639
Corporate debt	2,414	2,974	—	—	5,388
Western European and other government agency debt	4,032	1,008	—	—	5,040
Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and Government National Mortgage Association asset-backed securities	—	2,386	—	—	2,386
Supranational debt	1,328	628	—	—	1,956
Other asset-backed securities	336	299	—	—	635
Certificates of deposit	17	—	—	—	17
Held-to-maturity debt securities:					
Certificates of deposit and other	2,335	4	5	5	2,349
Total debt securities	$23,191	$9,120	$94	$ 5	$32,410
Trading investments					190
Available-for-sale money market funds					398
Available-for-sale equity securities, excluding money market funds					319
Total investments					$33,317

B. Short-Term Borrowings

Short-term borrowings include amounts for commercial paper of $7.8 billion as of December 31, 2008, and $4.4 billion as of December 31, 2007. The weighted-average effective interest rate on short-term borrowings outstanding was 1.9% as of December 31, 2008, and 3.4% as of December 31, 2007.

As of December 31, 2008, we had access to $7.2 billion of lines of credit, of which $5.1 billion expire within one year. Of these lines of credit, $7.1 billion are unused, of which our lenders have committed to loan us $6.1 billion at our request. $6.0 billion of the unused lines of credit, of which $4.0 billion expire in 2009 and $2.0 billion expire in 2013, may be used to support our commercial paper borrowings.

C. Long-Term Debt

Information about our long-term debt as of December 31 follows:

(MILLIONS OF DOLLARS)	MATURITY DATE	2008	2007
Senior unsecured notes:			
4.55% euro	May 2017	**$1,312**	$1,291
4.75% euro	December 2014	**1,311**	1,296
6.60%	December 2028	**1,015**	764
4.50%	February 2014	**836**	753
1.21% Japanese yen	February 2011	**662**	530
1.30% Japanese yen	November 2011	**662**	—
6.50%	December 2018	**624**	527
1.85% Japanese yen	February 2016	**606**	484
4.65%	March 2018	**357**	300
6.75%	December 2027	**309**	233
5.63%	April 2009	**—**	612
3.30%	March 2009	**—**	297
Other:			
Debentures, notes, borrowings and mortgages		**269**	227
Total long-term debt		**$7,963**	$7,314
Current portion not included above		**$ 937**	$1,024

Long-term debt outstanding as of December 31, 2008, matures in the following years:

(MILLIONS OF DOLLARS)	2010	2011	2012	2013	AFTER 2013
Maturities	$37	$1,348	$19	$8	$6,551

In March 2007, we filed a securities registration statement with the Securities and Exchange Commission. The registration statement was filed under the automatic shelf registration process available to "well-known seasoned issuers" and is effective for three years. We can issue securities of various types under that registration statement at any time, subject to approval by our Board of Directors in certain circumstances.

D. Derivative Financial Instruments and Hedging Activities

Foreign Exchange Risk—A significant portion of revenues, earnings and net investments in foreign affiliates is exposed to changes in foreign exchange rates. We seek to manage our foreign exchange risk in part through operational means, including managing expected same currency revenues in relation to same currency costs and same currency assets in relation to same currency liabilities. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to protect net income and net investments against the impact of the translation into U.S. dollars of certain foreign exchange denominated transactions.

We entered into financial instruments to hedge, or offset by the same currency, an appropriate portion of the currency risk and the timing of the hedged or offset item. As of December 31, 2008 and 2007, the more significant financial instruments employed to manage foreign exchange risk follow:

INSTRUMENT[a]	PRIMARY BALANCE SHEET CAPTION[b]	HEDGE TYPE[c]	HEDGED OR OFFSET ITEM	NOTIONAL AMOUNT (MILLIONS OF DOLLARS) 2008	2007	MATURITY DATE 08/07
Forwards	OCL	—	Short-term foreign currency assets and liabilities[d]	**$13,381**	$10,672	2009/2008
Forwards	OCL	CF	Yen available-for-sale investments	**4,224**	2,666	2009/2008
Forwards	OCA	CF	Euro available-for-sale investments	**2,558**	—	2009
Forwards	OCL	CF	Swedish krona intercompany borrowing	**2,153**	—	2009
ST yen borrowings	STB	NI	Yen net investments	**1,574**	1,679	2009/2008
LT yen debt	LTD	NI	Yen net investments	**1,325**	530	2011
Swap	ONCL	—	Euro fixed rate debt	**1,247**	—	2014
Swap	OA	—	Euro fixed rate debt	**1,247**	1,321	2017
LT yen debt	LTD	NI	Yen net investments	**718**	574	After 2013
Swaps	OCL	NI	Swedish krona net investments[e]	**—**	8,288	2008
Forwards	OCL	CF	Euro available-for-sale investments	**—**	5,297	2008
Swaps	OCA	CF	Swedish krona intercompany loan	**—**	5,156	2008
Forwards	OCL	CF	U.K. pound available-for-sale investments	**—**	1,419	2008
Swap	OA	—	Euro fixed rate debt	**—**	1,321	2014
Swaps	OCA	NI	Euro net investments	**—**	916	2008
Swaps	OCL	NI	Yen net investments	**—**	686	2008
ST yen debt	STB	NI	Yen net investments	**—**	530	2008

[a] Forwards = Forward-exchange contracts; ST yen borrowings = Short-term yen borrowings; ST yen debt = Short-term yen debt; LT yen debt = Long-term yen debt.

[b] The primary consolidated balance sheet caption indicates the financial statement classification of the amount associated with the financial instrument used to hedge or offset foreign exchange risk. The abbreviations used are defined as follows: OCA = *Taxes and other current assets*; OA = *Other assets, deferred taxes and deferred charges*; STB = *Short-term borrowings, including current portion of long-term debt*; OCL = *Other current liabilities*; LTD = *Long-term debt*; and ONCL = *Other noncurrent liabilities*.

[c] CF = Cash flow hedge; NI = Net investment hedge.

[d] Forward-exchange contracts used to offset short-term foreign currency assets and liabilities were primarily for intercompany transactions in euros, Japanese yen, Swedish krona and U.K. pounds for both years ended December 31, 2008 and 2007.

[e] In 2007, reflects an increase in Swedish krona net investments due to the receipt of proceeds related to the sale of our Consumer Healthcare business in Sweden in late 2006.

All derivative contracts used to manage foreign currency risk are measured at fair value and reported as assets or liabilities on the consolidated balance sheet. Changes in fair value are reported in earnings or deferred, depending on the nature and purpose of the financial instrument (offset or hedge relationship) and the effectiveness of the hedge relationships, as follows:

- We recognize the earnings impact of foreign currency swaps and foreign currency forward-exchange contracts designated as cash flow hedges in *Other (income)/deductions—net* upon the recognition of the foreign exchange gain or loss on the translation to U.S. dollars of the hedged items.

- We recognize the earnings impact of foreign currency swaps and forward-exchange contracts that are used to offset foreign currency assets or liabilities in *Other (income)/deductions—net* during the terms of the contracts, along with the earnings impact of the items they generally offset.

- We recognize the earnings impact of foreign currency swaps designated as a hedge of our net investments in *Other (income)/ deductions—net* in three ways: over time-for the periodic net swap payments; immediately-to the extent of any change in the difference between the foreign exchange spot rate and forward rate; and upon sale or substantial liquidation of our net investments-to the extent of change in the foreign exchange spot rates.

Any ineffectiveness in a hedging relationship is recognized immediately into earnings. There was no significant ineffectiveness in 2008, 2007 or 2006.

Interest Rate Risk—Our interest-bearing investments, loans and borrowings are subject to interest rate risk. We invest, loan and borrow primarily on a short-term or variable-rate basis. From time to time, depending on market conditions, we will fix interest rates either through entering into fixed-rate investments and borrowings or through the use of derivative financial instruments.

We entered into derivative financial instruments to hedge or offset the fixed interest rates on the hedged item, matching the amount and timing of the hedged item. As of December 31, 2008 and 2007, the more significant derivative financial instruments employed to manage interest rate risk follow:

INSTRUMENT	PRIMARY BALANCE SHEET CAPTION[a]	HEDGE TYPE[b]	HEDGED OR OFFSET ITEM	NOTIONAL AMOUNT (MILLIONS OF DOLLARS) 2008	2007	MATURITY DATE
Swaps	OA	—	U.S. dollar fixed rate debt	**$1,271**	$1,278	2018-2028
Swap	OA	FV	Euro fixed rate debt[c]	**1,247**	—	2014
Swap	OA	FV	Euro fixed rate debt[c]	**1,247**	—	2017
Swaps	OA	FV	U.S. dollar fixed rate debt[c]	**1,050**	1,050	2014-2018
Swaps	OCA	FV	U.S. dollar fixed rate debt[c]	**900**	—	2009
Swap	ONCL	FV	Euro fixed rate debt[c]	**—**	1,321	2014
Swap	ONCL	FV	Euro fixed rate debt[c]	**—**	1,321	2017
Swaps	ONCL	FV	U.S. dollar fixed rate debt[c]	**—**	900	2009
Swaps	OCL	FV	U.S. dollar fixed rate debt[c]	**—**	450	2008

[a] The primary consolidated balance sheet caption indicates the financial statement classification of the fair value amount associated with the financial instrument used to hedge or offset interest rate risk. The abbreviations used are defined as follows: OCA = *Taxes and other current assets*; OCL = *Other current liabilities*; ONCL = *Other noncurrent liabilities*; and OA = *Other assets, deferred taxes and deferred charges*.

[b] FV = Fair value hedge.

[c] Serve to reduce exposure to long-term U.S. dollar and euro interest rates by effectively converting fixed rates associated with long-term debt obligations to floating rates (see also *Note 9C. Financial Instruments: Long-Term Debt*).

All derivative contracts used to manage interest rate risk are measured at fair value and reported as assets or liabilities on the consolidated balance sheet. Changes in fair value are reported in earnings, as follows:

- We recognize the earnings impact of interest rate swaps designated as fair value hedges in *Other (income)/deductions—net* upon the recognition of the change in fair value of the hedged risk.
- We recognize the earnings impact of interest rate swaps that serve as offsets immediately in *Other (income)/deductions—net*.

Any ineffectiveness in a hedging relationship is recognized immediately in earnings. There was no significant ineffectiveness in 2008, 2007 or 2006.

E. Fair Value

Information about certain of our financial assets and liabilities follows:

(MILLIONS OF DOLLARS)	AS OF DECEMBER 31, 2008	FAIR VALUE[a] LEVEL 1	LEVEL 2	LEVEL 3
Financial assets carried at fair value:				
Trading securities[b]	$ 190	$—	$ 190	$—
Available-for-sale debt securities[c]	30,061	—	30,061	—
Available-for-sale money market funds[d]	398	—	398	—
Available-for-sale equity securities, excluding money market funds[d]	319	87	232	—
Derivative financial instruments[e]	1,259	—	1,259	—
Total	$32,227	$87	$32,140	$—
Other financial assets:				
Held-to-maturity debt securities carried at amortized cost[f]	$ 2,349			
Short-term loans carried at cost	824			
Long-term loans carried at cost[b]	1,568			
Non-traded equity securities carried at cost[b]	182			
Total	$ 4,923			
Financial liabilities carried at fair value:				
Derivative financial instruments[g]	$ 1,243	$—	$ 1,243	$—
Total	$ 1,243	$—	$ 1,243	$—
Financial liabilities carried at historical proceeds:				
Short-term borrowings	$ 9,320			
Long-term debt, including adjustments for fair value hedges of interest rate risk	7,963			
Total	$17,283			

[a] Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 means the use of unobservable inputs.
[b] Included in *Long-term investments and loans*.
[c] Included in *Short-term investments* ($20.9 billion) and *Long-term investments and loans* ($9.2 billion).
[d] Included in *Short-term investments*. Virtually all of these money market funds participate in the U.S. Treasury Department's Temporary Guarantee Program for Money Market Funds.
[e] Included in *Taxes and other current assets* ($404 million) and *Other assets, deferred taxes and deferred charges* ($855 million).
[f] Included in *Cash and cash equivalents* ($2.0 billion), *Short-term investments* ($355 million) and *Long-term investments and loans* ($14 million).
[g] Included in *Other current liabilities* ($1.1 billion) and *Other noncurrent liabilities* ($124 million).

The differences between the estimated fair values and carrying values of our financial assets and liabilities not carried at fair value on a recurring basis were not significant as of December 31, 2008. See also *Note 9A. Financial Instruments: Investments in Debt and Equity Securities.*

As of December 31, 2008, the following methods and assumptions were used to estimate the fair value of our financial assets and liabilities:

- Trading securities—we use quoted market prices.
- Available-for-sale debt securities—we use a matrix-pricing model using observable market quotes and credit ratings.
- Available-for-sale money market funds—we use observable prices.
- Available-for-sale equity securities, excluding money market funds—we use pricing services that principally use a composite of observable prices.
- Derivative financial instruments (assets and liabilities)—we use a matrix-pricing model using observable market quotes and credit ratings.
- Held-to-maturity debt securities—we use a matrix-pricing model using observable market quotes and credit ratings.
- Short-term and long-term loans—we use discounted future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.
- Non-traded equity securities—we apply the implied volatility associated with an observable biotech index to the carrying amount of our portfolio.
- Short-term borrowings and long-term debt—we use a matrix-pricing model using observable market quotes and our own credit rating.

In addition, we have long-term receivables where fair value uses discounted future cash flows, using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

We regularly evaluate all of our financial assets for impairment. For investments in debt and equity securities, when a decline in fair value, if any, is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. For loans, an impairment charge is recorded if it is probable that we will not be able to collect all amounts due according to the loan agreement. There were no significant impairments recognized in 2008, 2007 or 2006.

F. Credit Risk

We regularly review the creditworthiness of counterparties to foreign exchange and interest rate agreements and do not expect to incur a significant loss from failure of any counterparties to perform under the agreements.

There are no significant concentrations of credit risk related to our financial instruments with any individual counterparty. As of December 31, 2008, we had $3.8 billion due from a well-diversified, highly rated group (primarily Standard & Poor's rating of AA or better) of bank counterparties around the world.

In general, there is no requirement for collateral from customers. However, derivative financial instruments are executed under master netting agreements with financial institutions. These agreements contain provisions that provide for the ability for collateral payments, depending on levels of exposure, our credit rating and the credit rating of the counterparty. As of December 31, 2008, we advanced cash collateral of $497 million and received cash collateral of $510 million against various counterparties. The collateral primarily supports the approximate fair value of our derivative contracts. The collateral advanced receivables are reported in *Short-term loans*, and the collateral received obligations are reported in *Short-term borrowings, including current portion of long-term debt.*

10. Inventories

The components of inventories as of December 31 follow:

(MILLIONS OF DOLLARS)	2008	2007
Finished goods	$2,024	$2,064
Work-in-process	1,527	2,353
Raw materials and supplies	830	885
Total inventories[a]	$4,381	$5,302

[a] Certain amounts of inventories are in excess of one year's supply. There are no recoverability issues associated with these quantities and the amounts are not significant.

11. Property, Plant and Equipment

The major categories of property, plant and equipment as of December 31 follow:

(MILLIONS OF DOLLARS)	USEFUL LIVES (YEARS)	2008	2007
Land	—	$ 616	$ 718
Buildings	33 1/3-50	8,775	10,319
Machinery and equipment	8-20	9,583	10,441
Furniture, fixtures and other	3-12 1/2	4,350	4,867
Construction in progress	—	1,804	1,758
		25,128	28,103
Less: accumulated depreciation		11,841	12,369
Total property, plant and equipment		$13,287	$15,734

12. Goodwill and Other Intangible Assets

A. Goodwill

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2007, follow:

(MILLIONS OF DOLLARS)	PHARMACEUTICAL	ANIMAL HEALTH	OTHER	TOTAL
Balance, January 1, 2007	$20,798	$ 61	$17	$20,876
Additions[a]	—	40	—	40
Other[b]	458	7	1	466
Balance, December 31, 2007	21,256	108	18	21,382
Additions[a]	21	36	—	57
Other[b]	40	(15)	—	25
Balance, December 31, 2008	$21,317	$129	$18	$21,464

[a] In 2008, primarily related to our acquisitions of Coley and a number of animal health product lines from Schering-Plough, as well as two smaller acquisitions also related to Animal Health. In 2007, primarily related to our acquisition of Embrex.

[b] In 2008, primarily relates to tax adjustments and the impact of foreign exchange. In 2007, primarily relates to the impact of foreign exchange.

B. Other Intangible Assets

The components of identifiable intangible assets, primarily included in our Pharmaceutical segment, as of December 31 follow:

	2008			2007		
(MILLIONS OF DOLLARS)	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	IDENTIFIABLE INTANGIBLE ASSETS, LESS ACCUMULATED AMORTIZATION	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	IDENTIFIABLE INTANGIBLE ASSETS, LESS ACCUMULATED AMORTIZATION
Finite-lived intangible assets:						
Developed technology rights	$31,484	$(17,673)	$13,811	$32,433	$(15,830)	$16,603
Brands	1,016	(487)	529	1,017	(452)	565
License agreements	246	(78)	168	212	(59)	153
Trademarks	118	(78)	40	128	(82)	46
Other[(a)]	531	(291)	240	459	(264)	195
Total amortized finite-lived intangible assets	33,395	(18,607)	14,788	34,249	(16,687)	17,562
Indefinite-lived intangible assets:						
Brands	2,860	—	2,860	2,864	—	2,864
Trademarks	70	—	70	71	—	71
Other	3	—	3	1	—	1
Total indefinite-lived intangible assets	2,933	—	2,933	2,936	—	2,936
Total identifiable intangible assets	$36,328	$(18,607)	$17,721[(b)]	$37,185	$(16,687)	$20,498

(a) Includes patents, non-compete agreements, customer contracts and other intangible assets.
(b) Decrease was primarily related to amortization and the impact of foreign exchange, partially offset by acquisitions.

Developed technology rights represent the amortized value associated with developed technology, which has been acquired from third parties and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. We possess a well-diversified portfolio of hundreds of developed technology rights across therapeutic categories, primarily representing the commercialized products included in our Pharmaceutical segment that we acquired in connection with our Pharmacia acquisition in 2003. While the Arthritis and Pain therapeutic category represents about 29% of the total amortized value of developed technology rights as of December 31, 2008, the balance of the amortized value is distributed in a range of 5% to 15% across the following Pharmaceutical therapeutic product categories: Ophthalmology; Oncology; Urology; Infectious and Respiratory Diseases; Endocrine Disorders categories; and as a group, the Cardiovascular and Metabolic Diseases, Central Nervous System Disorders and All Other categories. The significant components include values determined for Celebrex, Detrol/Detrol LA, Xalatan, Genotropin and Zyvox. Also included in this category are the post-approval milestone payments made under our alliance agreements for certain Pharmaceutical products, such as Rebif and Spiriva. These rights are all subject to our review for impairment, explained in *Note 1K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.*

The weighted-average life of our total finite-lived intangible assets is approximately seven years, which includes developed technology rights at eight years. Total amortization expense for finite-lived intangible assets was $2.8 billion in 2008, $3.2 billion in 2007 and $3.4 billion in 2006.

Brands represent the amortized value associated with tradenames, as the products themselves no longer receive patent protection. Most of these assets are associated with our Pharmaceutical segment and the significant components include values determined for Depo-Provera, Xanax and Medrol.

In 2007, we recorded charges of $1.1 billion in *Cost of sales* and *Selling, informational and administrative expenses* related to the impairment of Exubera (included in our Pharmaceutical segment) (see *Note 4D. Certain Charges: Exubera*). In 2006, we recorded charges of $320 million in *Other (income)/deductions—net* related to the impairment of our Depo-Provera brand, a contraceptive injection (included in our Pharmaceutical segment).

The annual amortization expense expected for the years 2009 through 2013 is as follows:

(MILLIONS OF DOLLARS)	2009	2010	2011	2012	2013
Amortization expense	$2,459	$2,446	$2,421	$2,077	$1,727

13. Pension and Postretirement Benefit Plans and Defined Contribution Plans

We provide defined benefit pension plans and defined contribution plans for the majority of our employees worldwide. In the U.S., we have both qualified and supplemental (non-qualified) defined benefit plans. A qualified plan meets the requirements of certain sections of the Internal Revenue Code and, generally, contributions to qualified plans are tax deductible. A qualified plan typically provides benefits to a broad group of employees and may not discriminate in favor of highly compensated employees in its coverage, benefits or contributions. We also provide benefits through supplemental (non-qualified) retirement plans to certain employees. In addition, we provide medical and life insurance benefits to certain retirees and their eligible dependents through our postretirement plans.

We use a measurement date that coincides with our fiscal year-ends; December 31 for our U.S. pension and postretirement plans and November 30 for our international plans. During 2006, pursuant to the divestiture of our Consumer Healthcare business, certain defined benefit obligations and related plan assets, if applicable, were transferred to the purchaser of that business.

A. Adoption of New Accounting Standard

As of December 31, 2006, we adopted the provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132R),* which requires us to recognize on our balance sheet the difference between our benefit obligations and any plan assets of our defined benefit plans. In addition, we are required to recognize as part of other comprehensive income/(expense), net of taxes, gains and losses due to differences between our actuarial assumptions and actual experience (actuarial gains and losses) and any effects on prior service due to plan amendments (prior service costs or credits) that arise during the period and are not being recognized as net periodic benefit costs. Upon adoption, SFAS 158 requires the recognition of previously unrecognized actuarial gains and losses, prior service costs and credits and net transition amounts within *Accumulated other comprehensive income/(expense),* net of tax. The incremental impact of applying SFAS 158 to our balance sheet as of December 31, 2006, was to reduce our total shareholders' equity by $2.1 billion, primarily due to the recognition of previously unrecognized actuarial losses.

B. Components of Net Periodic Benefit Costs and Other Amounts Recognized in Other Comprehensive (Income)/Expense

The annual cost and other amounts recognized in other comprehensive (income)/expense of the U.S. qualified, U.S. supplemental (non-qualified) and international pension plans and postretirement plans for the years ended December 31, 2008, 2007 and 2006, follow:

	PENSION PLANS											
	U.S. QUALIFIED			U.S. SUPPLEMENTAL (NON-QUALIFIED)			INTERNATIONAL			POSTRETIREMENT PLANS		
(MILLIONS OF DOLLARS)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Service cost	$ 236	$ 282	$ 368	$ 23	$ 27	$ 43	$ 249	$ 292	$ 303	$ 39	$ 42	$ 47
Interest cost	459	447	444	38	55	60	388	349	307	141	137	127
Expected return on plan assets	(646)	(693)	(628)	—	—	—	(437)	(381)	(311)	(35)	(36)	(28)
Amortization of:												
Actuarial losses	32	65	119	29	45	45	43	96	106	28	42	36
Prior service costs/(credits)	3	8	9	(2)	(2)	(3)	1	—	2	1	1	1
Curtailments and settlements—net	32	58	117	120	5	(8)	3	(155)	(17)	10	5	6
Special termination benefits	30	16	17	—	—	—	25	29	14	17	17	12
Less: amounts included in discontinued operations	—	(27)	(81)	—	—	4	—	—	15	—	—	9
Net periodic benefit costs	146	156	365	208	130	141	272	230	419	201	208	210
Other changes recognized in other comprehensive (income)/expense[(a)]	2,273	(582)	—	(52)	(134)	12	415	(808)	4	(140)	(311)	—
Total recognized in net periodic benefit costs and other comprehensive (income)/expense	$2,419	$(426)	$ 365	$156	$ (4)	$153	$ 687	$(578)	$ 423	$ 61	$(103)	$210

[(a)] For details, see *Note 8. Other Comprehensive Income/(Expense)*.

The decrease in the 2008 U.S. qualified pension plans' net periodic benefit cost compared to 2007 was largely driven by the increase in the discount rate and the impact of our cost-reduction initiatives. The decrease in the 2007 U.S. qualified pension plans' net periodic benefit cost compared to 2006 was largely driven by a higher 2006 actual investment return, the increase in the discount rate and the impact of our cost-reduction initiatives.

The increase in the 2008 U.S. supplemental (non-qualified) plans' net periodic benefit costs compared to 2007 was largely driven by settlement charges required to be recognized due to lump sum benefit payments made to certain of our former executive officers and other former executives in 2008.

The decrease in the 2007 international plans' net periodic benefit cost compared to 2006 was largely driven by a settlement gain at our Japanese affiliate. Japanese pension regulations permit employers with certain pension obligations to separate the social security benefits portion of those obligations and transfer it, along with related plan assets, to the Japanese government. During 2007, our Japanese affiliate completed this transfer and effectively received a subsidy from the Japanese government of approximately $168 million. This subsidy was the result of the transfer of pension obligations of approximately $309 million (excluding the effect of any future salary increases of approximately $9 million) along with related plan assets of approximately $141 million. This transfer resulted in a settlement gain of approximately $106 million.

The following table presents the amount in *Accumulated other comprehensive income/(expense)* expected to be amortized into 2009 net periodic benefit costs:

	PENSION PLANS			
(MILLIONS OF DOLLARS)	U.S. QUALIFIED	U.S. SUPPLEMENTAL (NON-QUALIFIED)	INTERNATIONAL	POSTRETIREMENT PLANS
Actuarial losses	$(228)	$(32)	$(24)	$(18)
Prior service (costs)/credits and other	(3)	2	3	4
Total	$(231)	$(30)	$(21)	$(14)

C. Actuarial Assumptions

The following table provides the weighted-average actuarial assumptions:

(PERCENTAGES)	2008	2007	2006
Weighted-average assumptions used to determine benefit obligations:			
Discount rate:			
U.S. qualified pension plans/non-qualified pension plans	6.4%	6.5%	5.9%
International pension plans	5.6	5.3	4.4
Postretirement plans	6.4	6.5	5.9
Rate of compensation increase:			
U.S. qualified pension plans/non-qualified pension plans	4.3	4.5	4.5
International pension plans	3.2	3.3	3.6
Weighted-average assumptions used to determine net periodic benefit cost:			
Discount rate:			
U.S. qualified pension plans/non-qualified pension plans	6.5	5.9	5.8
International pension plans	5.3	4.4	4.3
Postretirement plans	6.5	5.9	5.8
Expected return on plan assets:			
U.S. qualified pension plans	8.5	9.0	9.0
International pension plans	7.2	6.6	6.9
Postretirement plans	8.5	9.0	9.0
Rate of compensation increase:			
U.S. qualified pension plans/non-qualified pension plans	4.5	4.5	4.5
International pension plans	3.3	3.6	3.6

The assumptions above are used to develop the benefit obligations at fiscal year-end and to develop the net periodic benefit cost for the subsequent fiscal year. Therefore, the assumptions used to determine net periodic benefit cost for each year are established at the end of each previous year, while the assumptions used to determine benefit obligations were established at each year-end.

The net periodic benefit cost and the benefit obligations are based on actuarial assumptions that are reviewed on an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing retirement benefits.

The expected rates of return on plan assets for our U.S. qualified, international and postretirement plans represent our long-term assessment of return expectations, which we may change based on shifts in economic and financial market conditions. The 2008 expected rates of return for these plans reflect our long-term outlook for a globally diversified portfolio, which is influenced by a combination of return expectations for individual asset classes, actual historical experience and our diversified investment strategy. The historical returns are one of the inputs used to provide context for the development of our expectations for future returns. Using this information, we develop ranges of returns for each asset class and a weighted-average expected return for our targeted portfolio, which includes the impact of portfolio diversification and active portfolio management.

The healthcare cost trend rate assumptions for our U.S. postretirement benefit plans are as follows:

(PERCENTAGES)	2008	2007
Healthcare cost trend rate assumed for next year	9.0%	9.9%
Rate to which the cost trend rate is assumed to decline	5.0	5.0
Year that the rate reaches the ultimate trend rate	2018	2015

A one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits would have the following effects as of December 31, 2008:

(MILLIONS OF DOLLARS)	INCREASE	DECREASE
Effect on total service and interest cost components	$ 17	$ (14)
Effect on postretirement benefit obligation	135	(115)

D. Obligations and Funded Status

The following table presents an analysis of the changes in 2008 and 2007 in the benefit obligations, the plan assets and the accounting funded status of our U.S. qualified, U.S. supplemental (non-qualified) and international pension plans, and our postretirement plans:

	PENSION PLANS						POSTRETIREMENT PLANS	
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL			
(MILLION OF DOLLARS)	2008	2007	2008	2007	2008	2007	2008	2007
Change in benefit obligation:								
Benefit obligation at beginning of year[(a)]	$ 7,456	$7,792	$ 973	$1,045	$ 7,839	$ 8,144	$ 2,178	$ 2,416
Service cost	236	282	23	27	249	292	39	42
Interest cost	459	447	38	55	388	349	141	137
Employee contributions	—	—	—	—	21	21	39	34
Plan amendments	(6)	(47)	(1)	(5)	18	40	(33)	1
Increases/(decreases) arising primarily from changes in actuarial assumptions	172	(412)	102	(64)	(1,005)	(829)	(221)	(289)
Foreign exchange impact	—	—	—	—	(1,234)	564	(11)	6
Acquisitions	—	5	—	(5)	7	17	—	—
Curtailments	(48)	(107)	(6)	(15)	(74)	(80)	11	5
Settlements	(212)	(253)	(202)	(11)	(58)	(409)	—	—
Special termination benefits	30	16	—	—	25	29	17	17
Benefits paid	(304)	(267)	(51)	(54)	(325)	(299)	(194)	(191)
Benefit obligation at end of year[(a)]	7,783	7,456	876	973	5,851	7,839	1,966	2,178
Change in plan assets:								
Fair value of plan assets at beginning of year	7,989	7,816	—	—	6,579	5,880	413	396
Actual (loss)/gain on plan assets	(1,576)	613	—	—	(1,249)	261	(107)	16
Company contributions	—	106	253	65	471	499	152	158
Employee contributions	—	—	—	—	21	21	39	34
Foreign exchange impact	—	—	—	—	(1,048)	435	—	—
Acquisitions	—	—	—	—	3	14	—	—
Settlements	(212)	(279)	(202)	(11)	(58)	(232)	—	—
Benefits paid	(304)	(267)	(51)	(54)	(325)	(299)	(194)	(191)
Fair value of plan assets at end of year	5,897	7,989	—	—	4,394	6,579	303	413
Funded status (plan assets greater than (less than) benefit obligation) at end of year	$(1,886)	$ 533	$(876)	$ (973)	$(1,457)	$(1,260)	$(1,663)	$(1,765)

(a) For the U.S. and international pension plans, the benefit obligation is the projected benefit obligation. For the postretirement plans, the benefit obligation is the accumulated postretirement benefit obligation.

The unfavorable change in our U.S. qualified plans projected benefit obligations funded status from $533 million overfunded in the aggregate as of December 31, 2007, to $1.9 billion underfunded in the aggregate as of December 31, 2008, was largely driven by the reduction in plan assets due to investment losses and the 0.1 percentage-point reduction in discount rate. In 2008, contributions to our U.S. qualified plans were not significant. In 2007, we made required U.S. qualified plan contributions of $6 million and voluntary tax-deductible contributions in excess of minimum requirements of $100 million to certain of our U.S. qualified pension plans. In the aggregate, the U.S. qualified pension plans are underfunded on a projected benefit measurement basis and on an accumulated benefit obligation measurement basis as of December 31, 2008, and overfunded on a projected benefit measurement basis and on an accumulated benefit obligation measurement basis as of December 31, 2007.

The U.S. supplemental (non-qualified) pension plans are not generally funded, as there are no tax or other incentives that exist, and these obligations, which are substantially greater than the annual cash outlay for these liabilities, are paid from cash generated from operations.

The unfavorable change in our international plans projected benefit obligations funded status from $1.3 billion underfunded in the aggregate as of December 31, 2007, to $1.5 billion underfunded in the aggregate as of December 31, 2008, was largely driven by investments losses in the U.K., Japan and other European plans, somewhat offset by the strengthening of the U.S. dollar against the British pound and euro. Outside the U.S., in general, we fund our defined benefit plans to the extent that tax or other incentives exist and we have accrued liabilities on our consolidated balance sheets to reflect those plans that are not fully funded.

The favorable change in our postretirement plans projected benefit obligations funded status from $1.8 billion underfunded in the aggregate as of December 31, 2007, to $1.7 billion underfunded in the aggregate as of December 31, 2008, was largely driven by the impact of our cost-reduction initiatives, partially offset by the 0.1 percentage-point decrease in the discount rate.

The accumulated benefit obligations (ABO) for our U.S. qualified pension plans were $7.0 billion in 2008 and $6.6 billion in 2007. The ABO for our U.S. supplemental (non-qualified) pension plans was $762 million in 2008 and $849 million in 2007. The ABO for our international pension plans was $5.3 billion in 2008 and $6.8 billion in 2007.

The U.S. qualified pension plans loan securities to other companies. Such securities may be onward loaned, or sold, or pledged by the other companies, but they may be required to be returned in a short period of time. We also require cash collateral from these companies and a maintenance margin of 103% of the fair value of the collateral relative to the fair value of the loaned securities. As of December 31, 2008, the fair value of collateral received was $572 million. The securities loaned continue to be included in the table above in *Fair value of plan assets at end of year.*

Amounts recognized in our consolidated balance sheet as of December 31 follow:

	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
Noncurrent assets[a]	**$ —**	$ 862	**$ —**	$ —	**$ 160**	$ 327	**$ —**	$ —
Current liabilities[b]	**—**	—	**(107)**	(253)	**(37)**	(37)	**(60)**	(57)
Noncurrent liabilities[c]	**(1,886)**	(329)	**(769)**	(720)	**(1,580)**	(1,550)	**(1,604)**	(1,708)
Funded status	**$(1,886)**	$ 533	**$(876)**	$(973)	**$(1,457)**	$(1,260)	**$(1,664)**	$(1,765)

[a] Included primarily in *Other assets, deferred taxes and deferred charges.*
[b] Included in *Other current liabilities.*
[c] Included in *Pension benefit obligations* and *Postretirement benefit obligations,* as appropriate.

Amounts recognized in *Accumulated other comprehensive income/(expense)* as of December 31 follow:

	PENSION PLANS							
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL		POSTRETIREMENT PLANS	
(MILLIONS OF DOLLARS)	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
Actuarial losses	**$(3,173)**	$(890)	**$(433)**	$(487)	**$(1,231)**	$(794)	**$(204)**	$(311)
Prior service (costs)/credits and other	**14**	4	**23**	26	**(23)**	(45)	**29**	(5)
Total	**$(3,159)**	$(886)	**$(410)**	$(461)	**$(1,254)**	$(839)	**$(175)**	$(316)

The actuarial losses primarily represent the cumulative difference between the actuarial assumptions and actual return on plan assets, changes in discount rates and plan experience. These actuarial losses are recognized in *Accumulated other comprehensive income/(expense)* and are amortized into net periodic pension costs over an average period of 10 years for our U.S. plans and an average period of 12.5 years for our international plans.

Information related to the U.S. qualified, U.S. supplemental (non-qualified) and international pension plans as of December 31 follows:

	PENSION PLANS					
	U.S. QUALIFIED		U.S. SUPPLEMENTAL (NON-QUALIFIED)		INTERNATIONAL	
(MILLIONS OF DOLLARS)	**2008**	2007	**2008**	2007	**2008**	2007
Pension plans with an accumulated benefit obligation in excess of plan assets:						
Fair value of plan assets	**$5,897**	$ 39	**$ —**	$ —	**$1,574**	$1,052
Accumulated benefit obligation	**7,011**	40	**762**	849	**2,961**	2,413
Pension plans with a projected benefit obligation in excess of plan assets:						
Fair value of plan assets	**5,897**	2,927	**—**	—	**1,943**	1,445
Projected benefit obligation	**7,783**	3,256	**876**	973	**3,560**	3,033

All of our U.S. plans are underfunded as of December 31, 2008.

E. Plan Assets

The following table presents the weighted-average long-term target asset allocations and the percentages of the fair value of plan assets for our U.S. qualified and international pension plans and postretirement plans by investment category as of December 31:

	TARGET ALLOCATION	PERCENTAGE OF PLAN ASSETS	
(PERCENTAGES)	2008	2008	2007
U.S. qualified pension plans:			
Global equity securities	55.0	40.6	61.4
Debt securities	35.0	41.2	23.6
Alternative investments[a]	10.0	15.9	10.9
Cash and cash equivalents	—	2.3	4.1
Total	100.0	100.0	100.0
International pension plans:			
Global equity securities	57.1	48.5	63.2
Debt securities	28.2	31.6	23.3
Alternative investments[b]	14.5	11.2	7.9
Cash and cash equivalents	0.2	8.7	5.6
Total	100.0	100.0	100.0
U.S. postretirement plans[c]:			
Global equity securities	69.4	57.9	72.3
Debt securities	27.8	37.0	23.8
Alternative investments[a]	2.8	4.5	2.8
Cash and cash equivalents	—	0.6	1.1
Total	100.0	100.0	100.0

[a] Private equity, venture capital, private debt and real estate.
[b] Real estate, insurance contracts and other investments.
[c] Reflects postretirement plan assets, which support a portion of our U.S. retiree medical plans.

All long-term asset allocation targets reflect our asset class return expectations and tolerance for investment risk within the context of the respective plans' long-term benefit obligations. The long-term asset allocation is supported by an analysis that incorporates historical and expected returns by asset class, as well as volatilities and correlations across asset classes and our liability profile. This analysis, referred to as an asset-liability analysis, also provides an estimate of expected returns on plan assets, as well as a forecast of potential future asset and liability balances. Due to market conditions and other factors, actual asset allocations may vary from the target allocation outlined above. For the U.S. qualified pension plans, in late 2007, we modified our strategic asset target allocation to reduce the volatility of our plan funded status and the probability of future contribution requirements. Our target allocations were revised to increase the debt securities allocation by 10% and to reduce the global equity securities allocation by a corresponding amount. The year-end 2008 cash allocations of 2.3% for U.S. qualified pensions plans and 8.7% for international pension plans were above the target allocation, primarily due to cash raised from the termination of certain investment strategies, which will be redeployed during 2009. The assets are periodically rebalanced back to the target allocation.

The U.S. qualified pension plans held no shares of our common stock as of December 31, 2008 and 2007. The plans received no dividends on shares of our common stock in 2008 and approximately $12 million in dividends on shares of our common stock in 2007.

F. Cash Flows

It is our practice to fund amounts for our qualified pension plans that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws.

The following table presents expected cash flow information:

	PENSION PLANS			
FOR THE YEAR ENDED DECEMBER 31, (MILLIONS OF DOLLARS)	U.S. QUALIFIED	U.S. SUPPLEMENTAL (NON-QUALIFIED)	INTERNATIONAL	POST-RETIREMENT PLANS
Employer contributions:				
2009 (estimated)	$ 2	$107	$ 309	$161
Expected benefit payments:				
2009	$ 625	$107	$ 279	$182
2010	453	65	283	185
2011	464	68	292	190
2012	477	67	306	192
2013	497	70	314	195
2014–2018	2,868	373	1,745	942

The table reflects the total U.S. and international plan benefits projected to be paid from the plans or from our general assets under the current actuarial assumptions used for the calculation of the benefit obligation and, therefore, actual benefit payments may differ from projected benefit payments.

G. Defined Contribution Plans

We have savings and investment plans in several countries, including the U.S., Japan, Spain and the Netherlands. For the U.S. plans, employees may contribute a portion of their salaries and bonuses to the plans, and we match, largely in company stock, a portion of the employee contributions. In the U.S., the matching contributions in company stock are made through open market purchases and employees are permitted to subsequently diversify all or any portion of their company match contribution. The contribution match for certain legacy Pfizer U.S. participants is held in an employee stock ownership plan. We recorded charges related to our plans of $198 million in 2008, $203 million in 2007 and $222 million in 2006.

14. Equity

A. Common Stock

We purchase our common stock via privately negotiated transactions or in open market purchases as circumstances and prices warrant. Purchased shares under each of the share-purchase programs, which are authorized by our Board of Directors, are available for general corporate purposes.

A summary of common stock purchases follows:

FOR THE YEAR ENDED DECEMBER 31, (MILLIONS OF SHARES AND DOLLARS, EXCEPT PER-SHARE DATA)	SHARES OF COMMON STOCK PURCHASED	AVERAGE PER-SHARE PRICE PAID	TOTAL COST OF COMMON STOCK PURCHASED
2008:			
June 2005 program[(a)]	**26**	**$18.96**	**$ 500**
2007:			
June 2005 program[(a)]	395	$25.27	$9,994
2006:			
June 2005 program[(a)]	266	$26.19	$6,979

[(a)] In June 2005, we announced a $5 billion share-purchase program, which we increased in June 2006 to $18 billion.

In January 2008, we announced a new $5 billion share-purchase program, to be funded by operating cash flows, that may be utilized from time to time. On January 26, 2009, we announced that we have entered into a definitive merger agreement under which we will acquire Wyeth in a cash-and-stock transaction. (See *Note 21. Subsequent Event.*) The merger agreement limits our stock purchases to a maximum of $500 million prior to the completion of the transaction without Wyeth's consent.

B. Preferred Stock

The Series A convertible perpetual preferred stock is held by an Employee Stock Ownership Plan ("Preferred ESOP") Trust and provides dividends at the rate of 6.25%, which are accumulated and paid quarterly. The per-share stated value is $40,300 and the preferred stock ranks senior to our common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 2,574.87 shares of our common stock with equal voting rights. The conversion option is indexed to our common stock and requires share settlement, and therefore, is reported at the fair value at the date of issuance. We may redeem the preferred stock at any time or upon termination of the Preferred ESOP, at our option, in cash, in shares of common stock or a combination of both at a price of $40,300 per share.

C. Employee Stock Ownership Plans

We have two employee stock ownership plans (collectively the "ESOPs"), a Preferred ESOP and another that holds common stock of the company (Common ESOP). As of January 1, 2008, the legacy Pharmacia U.S. savings plan was merged with the Pfizer Savings Plan. Prior to the merger, a portion of the matching contributions for legacy Pharmacia U.S. savings plan participants was funded through the ESOPs.

In January 2007, we paid the remaining balance of financing, which was outstanding prior to our acquisition of Pharmacia in 2003, relating to the Preferred ESOP. Compensation expense related to the ESOPs totaled approximately $35 million in 2007 and $37 million in 2006.

Allocated shares held by the Common ESOP are considered outstanding for the earnings per share (EPS) calculations and the eventual conversion of allocated preferred shares held by the Preferred ESOP is assumed in the diluted EPS calculation. As of December 31, 2008, the Preferred ESOP held preferred shares with a stated value of approximately $73 million, convertible into approximately 5 million shares of our common stock. As of December 31, 2008, the Common ESOP held approximately 6 million shares of our common stock. As of December 31, 2008, all preferred and common shares held by the ESOPs have been allocated to the Pharmacia U.S. and certain Puerto Rico savings plan participants.

D. Employee Benefit Trust

The Pfizer Inc Employee Benefit Trust (EBT) was established in 1999 to fund our employee benefit plans through the use of its holdings of Pfizer Inc stock. Our consolidated balance sheets reflect the fair value of the shares owned by the EBT as a reduction of *Shareholders' equity.*

15. Share-Based Payments

Our compensation programs can include share-based payments. In 2008, 2007 and 2006, the primary share-based awards and their general terms and conditions are as follows:

- Stock options, which entitle the holder to purchase, after the end of a vesting term, a specified number of shares of Pfizer common stock at a price per share equal to the market price of Pfizer common stock on the date of grant.
- Restricted stock units (RSUs), which entitle the holder to receive, at the end of a vesting term, a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs.
- Performance share awards (PSAs) and performance-contingent share awards (PCSAs), which entitle the holder to receive, at the end of a vesting term, a number of shares of Pfizer common stock, within a range of shares from zero to a specified maximum, calculated using a non-discretionary formula that measures Pfizer's performance relative to an industry peer group. Dividend equivalents accumulate on PSAs and are paid at the end of the vesting term in respect to any shares that are paid.
- Short-term incentive awards, which entitle the holder to receive a specified dollar value on the first anniversary of the grant date, based upon performance. At the election of the holder, such specified dollar value is paid: (i) all in RSUs, or half in RSUs and half in cash, in the case of senior management; and (ii) all in RSUs, all in cash, or half in RSUs and half in cash, in the case of all other holders.
- Stock appreciation rights (SARs), which entitle the holder to receive, two years after the end of a vesting term, a number of shares of Pfizer common stock with a value equal to the difference between the defined settlement price and the closing market price of Pfizer common stock on the date of grant, plus accumulated dividend equivalents through the payment date.
- Restricted stock grants, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of Pfizer common stock, and which also entitle the holder to receive dividends paid on such grants.

The Company's shareholders approved the Pfizer Inc. 2004 Stock Plan (the 2004 Plan) at the Annual Meeting of Shareholders held on April 22, 2004, and, effective upon that approval, new stock option and other share-based awards may be granted only under the 2004 Plan. The 2004 Plan allows a maximum of 3 million shares to be awarded to any employee per year and 475 million shares in total. RSUs, PSAs, PCSAs and restricted stock grants count as three shares, while stock options and SARs count as one share, under the 2004 Plan toward the maximums.

In the past, we had various employee stock and incentive plans under which stock options and other share-based awards were granted. Stock options and other share-based awards that were granted under prior plans and were outstanding on April 22, 2004, continue in accordance with the terms of the respective plans.

As of December 31, 2008, 159 million shares were available for award, which include two million shares available for award through February 13, 2010, under the Pharmacia 2001 Long-Term Incentive Plan (the "Pharmacia Plan"). Such amounts do not include 40 million shares previously issuable but no longer available for award under the Pharmacia Plan.

Although not required to do so, historically, we have used authorized and unissued shares and, to a lesser extent, shares held in our Employee Benefit Trust and treasury stock to satisfy our obligations under these programs.

A. Impact on Net Income

The components of share-based compensation expense and the associated tax benefit follow:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	**2008**	2007	2006
Stock option expense	**$ 194**	$ 286	$ 410
Restricted stock unit expense	**169**	160	184
PSA and PCSA (expense reduction)/expense	**(2)**	(9)	61
Short-term incentive award expense	**13**		
SAR expense	**10**		
Share-based payment expense	**384**	437	655
Tax benefit for share-based compensation expense	**(114)**	(141)	(204)
Share-based payment expense, net of tax	**$ 270**	$ 296	$ 451

Amounts capitalized as part of inventory cost were not significant. In 2008, 2007 and 2006, the impact of modifications under our cost-reduction initiatives to share-based awards was not significant. Generally, these modifications resulted in an acceleration of vesting, either in accordance with plan terms or at management's discretion.

B. Stock Options

Stock options, which entitle the holder to purchase, after the end of a vesting term, a specified number of shares of Pfizer common stock at a price per share equal to the market price of Pfizer common stock on the date of grant, are accounted for at fair value at the date of grant in the consolidated income statement. These fair values are generally amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

Prior to 2006, stock options were accounted for under APB No. 25, using the intrinsic value method in the consolidated income statement and fair value information was disclosed. In these disclosures of fair value, we allocated stock option compensation expense based on the nominal vesting period, rather than the expected time to achieve retirement eligibility. In 2006, we changed our method of allocating stock option compensation expense to a method based on the substantive vesting period for all new awards, while continuing to allocate outstanding nonvested awards not yet recognized as of December 31, 2005, under the nominal vesting period method. Specifically, under this prospective change in accounting policy, compensation expense related to stock options granted prior to 2006, that are subject to accelerated vesting upon retirement eligibility, is being recognized over the vesting term of the grant, even though the service period after retirement eligibility is not considered to be a substantive vesting requirement. The impact of this change was not significant.

All employees may receive stock option grants. Except for stock options awarded to two executive officers at the time they joined Pfizer, no stock options were awarded to senior and key management in 2008. In virtually all instances, stock options granted since 2005 vest after three years of continuous service from the grant date and have a contractual term of ten years. In all cases, even for stock options that are subject to accelerated vesting upon voluntary retirement, stock options must be held for at least one year from grant date before any vesting may occur. In the event of a divestiture or restructuring, options held by employees are immediately vested and are exercisable from three months to their remaining term, depending on various conditions.

The fair value of each stock option grant is estimated on the grant date using, for virtually all grants, the Black-Scholes-Merton option-pricing model, which incorporates a number of valuation assumptions noted in the following table, shown at their weighted-average values:

	YEAR ENDED DECEMBER 31,		
	2008	2007	2006
Expected dividend yield[(a)]	5.54%	4.49%	3.65%
Risk-free interest rate[(b)]	2.90%	4.69%	4.59%
Expected stock price volatility[(c)]	27.21%	21.28%	24.47%
Expected term[(d)] (years)	5.75	5.75	6.00

(a) Determined using a constant dividend yield during the expected term of the option.
(b) Determined using the extrapolated yield on U.S. Treasury zero-coupon issues.
(c) Determined using implied volatility, after consideration of historical volatility.
(d) Determined using historical exercise and post-vesting termination patterns.

The following table summarizes all stock option activity during 2008, 2007 and 2006:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM (YEARS)	AGGREGATE INTRINSIC VALUE[(a)] (MILLIONS)
Outstanding, January 1, 2006	627,404	$33.51		
Granted	69,300	26.20		
Exercised	(38,953)	16.09		
Forfeited	(9,370)	39.01		
Cancelled	(63,591)	32.51		
Outstanding, December 31, 2006	584,790	33.96		
Granted	51,215	25.84		
Exercised	(27,391)	19.68		
Forfeited	(8,152)	28.00		
Cancelled	(77,257)	34.47		
Outstanding, December 31, 2007	523,205	33.93		
Granted	49,522	22.49		
Exercised	(1,724)	16.81		
Forfeited	(7,648)	26.55		
Cancelled	(74,301)	34.16		
Outstanding, December 31, 2008	489,054	32.91	4.6	$—
Vested and expected to vest[(b)], December 31, 2008	482,360	33.02	4.5	$—
Exercisable, December 31, 2008	347,164	36.15	3.2	$—

(a) Market price of underlying Pfizer common stock less exercise price.
(b) The number of options expected to vest takes into account an estimate of expected forfeitures.

The following table provides data related to all stock option activity:

(MILLIONS OF DOLLARS, EXCEPT PER STOCK OPTION AMOUNTS AND YEARS)	YEAR ENDED DECEMBER 31, 2008	2007	2006
Weighted-average grant date fair value per stock option	$3.30	$4.11	$5.42
Aggregate intrinsic value on exercise	$ 9	$ 173	$ 380
Cash received upon exercise	$ 29	$ 532	$ 622
Tax benefits realized related to exercise	$ 3	$ 54	$ 114
Total compensation cost related to nonvested stock options not yet recognized, pre-tax	$ 159	$ 216	$ 330
Weighted-average period in years over which stock option compensation cost is expected to be recognized	1.1	1.2	1.1

C. Restricted Stock Units

RSUs, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs, are accounted for at fair value at the date of grant. For RSUs granted in 2008 and 2007, in virtually all instances, the units vest after three years of continuous service from the grant date and the fair values are amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate. For RSUs granted in 2006, the units vest in substantially equal portions each year over five years of continuous service and the fair value related to each year's portion is then amortized evenly into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate. For certain members of senior and key management, vesting may occur after three years of continuous service.

The fair value of each RSU grant is estimated on the grant date. For RSUs granted in 2008 and 2007, the fair value is set using the closing price of Pfizer common stock on the date of grant. For RSUs granted in 2006, the fair value is set using the average price of Pfizer common stock on the date of grant.

The following table summarizes all RSU activity during 2008, 2007 and 2006:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE PER SHARE
Nonvested, January 1, 2006	12,803	$26.89
Granted	12,734	26.15
Vested	(3,573)	27.29
Reinvested dividend equivalents	700	25.42
Forfeited	(2,334)	26.17
Nonvested, December 31, 2006	20,330	26.56
Granted	10,459	25.77
Vested	(5,337)	27.29
Reinvested dividend equivalents	1,018	24.87
Forfeited	(3,534)	26.09
Nonvested, December 31, 2007	22,936	26.37
Granted	11,454	22.35
Vested	(4,559)	26.20
Reinvested dividend equivalents	1,783	19.36
Forfeited	(2,650)	25.30
Nonvested, December 31, 2008	28,964	24.47

The following table provides data related to all RSU activity:

(MILLIONS OF DOLLARS, EXCEPT YEARS)	YEAR ENDED DECEMBER 31, 2008	2007	2006
Total fair value of shares vested	$119	$146	$ 98
Total compensation cost related to nonvested RSU awards not yet recognized, pre-tax	$257	$254	$270
Weighted-average period in years over which RSU cost is expected to be recognized	1.5	2.1	3.8

D. Performance Share Awards (PSAs) and Performance-Contingent Share Awards (PCSAs)

PSAs in 2008, 2007 and 2006, and PCSAs in earlier years, entitle the holder to receive, at the end of a vesting term, a number of shares of our common stock, within a specified range of shares, calculated using a non-discretionary formula that measures our performance relative to an industry peer group. PSAs are accounted for at fair value at the date of grant in the consolidated income statement beginning with grants in 2006. Further, PSAs are generally amortized on an even basis over the vesting term into *Cost of*

sales, Selling, informational and administrative expenses and *Research and development expenses,* as appropriate. The PCSA grants awarded prior to 2006 are accounted for using the intrinsic value method in the consolidated income statement. Senior and other key members of management may receive PSA and PCSA grants. In most instances, PSA grants vest after three years and PCSA grants vest after five years of continuous service from the grant date. In certain instances, PCSA grants vest over two to four years of continuous service from the grant date. The vesting terms are equal to the contractual terms.

The 2004 Plan limitations on the maximum amount of share-based awards apply to all awards, including PCSA and PSA grants. In 2001, our shareholders approved the 2001 Performance-Contingent Share Award Plan (the 2001 Plan), allowing a maximum of 12.5 million shares to be awarded to all participants. This maximum was applied to awards for performance periods beginning after January 1, 2002 through 2004. The 2004 Plan is the only plan under which share-based awards may be granted in the future.

PSA grants made in 2008, 2007 and 2006 will vest and be paid based on a non-discretionary formula that measures our performance using relative total shareholder return over a performance period relative to an industry peer group. If our minimum performance in the measure is below the threshold level relative to the peer group, then no shares will be paid. PCSA grants made prior to 2006 will vest and be paid based on a non-discretionary formula, which measures our performance using relative total shareholder return and relative change in diluted EPS over a performance period relative to an industry peer group. If our minimum performance in the measures is below the threshold level relative to the peer group, then no shares will be paid.

We measure PSA grants at fair value, using a Monte Carlo simulation model, times the target number of shares. The target number of shares is determined by reference to the fair value of share-based awards to similar employees in the industry peer group. We measure PCSA grants at intrinsic value whereby the probable award was allocated over the term of the award, then the resultant shares are adjusted to the fair value of our common stock at each accounting period until the date of payment.

The weighted average assumptions used in the valuation of PSAs are as follows:

	YEAR ENDED DECEMBER 31,		
	2008	2007	2006
Risk-free interest rate	**2.05%**	4.68%	4.70%
Expected Pfizer stock price volatility	**27.21%**	21.28%	24.47%
Average peer stock price volatility	**32.13%**	18.85%	23.34%
Contractual term in years	**3**	3	3

The following table summarizes all PSA and PCSA activity during 2008, 2007 and 2006, with the shares granted representing the maximum award that could be achieved:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE FAIR VALUE PER SHARE
Nonvested, January 1, 2006	15,979	$23.32
Granted	1,728	34.84
Vested	(1,583)	26.20
Forfeited[(a)]	(2,388)	26.11
Nonvested, December 31, 2006	13,736	26.78
Granted	1,183	28.80
Vested	(1,788)	25.87
Forfeited[(a)]	(5,166)	26.44
Modifications[(b)]	2,192	25.66
Nonvested, December 31, 2007	10,157	24.76
Granted	1,529	30.93
Vested	(657)	22.55
Forfeited[(a)]	(3,591)	23.06
Modifications[(b)]	454	17.55
Nonvested, December 31, 2008	**7,892**	**23.52**

(a) Forfeited includes nil in 2008 and 2007, and 345 thousand shares in 2006 that were forfeited by retirees. At the discretion of the Compensation Committee of our Board of Directors, $9 million in 2006 was paid in cash to such retirees, which was equivalent to the fair value of the forfeited shares pro rated for the portion of the performance period that was completed prior to retirement.

(b) Modifications includes pro-ration of the awards for service to the date of termination for 15 former employees in 2008 and 34 employees and former employees in 2007. The modifications were made at the discretion of the Senior Vice President of Worldwide Human Resources, or her designee, for 2008, and the Board of Directors, the Executive Leadership Team or the Chairman and Chief Executive Officer for 2007. There was no incremental cost related to the modifications.

The following table provides data related to all PSA and PCSA activity:

(MILLIONS OF DOLLARS, EXCEPT YEARS)	FOR YEAR ENDED DECEMBER 31, 2008	2007	2006
Total intrinsic value of vested PCSA shares	$15	$46	$51
Total compensation cost related to nonvested PSA grants not yet recognized, pre-tax	$20	$15	$10
Weighted-average period in years over which PSA cost is expected to be recognized	2	2	2

We entered into forward-purchase contracts that partially offset the potential impact on net income of our obligation under the pre-2006 PCSAs. At settlement date, we would, at the option of the counterparty to each of the contracts, either receive our own stock or settle the contracts for cash. We had contracts for approximately 3 million shares of our stock at a per-share price of $33.85 outstanding as of December 31, 2006. The contracts matured early in 2007. Changes in the fair value of these contracts were reported in *Other (income)/deductions – net.*

E. Stock Appreciation Rights (SARs)
SARs are awarded to senior and key management. SARs entitle the holders to receive, two years after the end of a vesting term, a number of shares of our common stock with a value equal to the difference between the defined settlement price and the grant price, plus the dividends accumulated during a five-year term. The settlement price is the average closing price of Pfizer common stock during the 20 trading days ending on the fifth anniversary of the grant; the grant price is the closing price of Pfizer common stock on the date of the grant.

The SARs are automatically settled on the fifth anniversary of the grant but vest on the third anniversary of the grant, after which time there is no longer a risk of forfeiture. SARs are accounted for at fair value at the date of grant in the consolidated income statement and generally amortized on an even basis over the vesting term into *Cost of sales, Selling, informational and administrative expenses* and *Research and development expenses,* as appropriate.

We calculate the fair value by using a Monte Carlo simulation model, using weighted-average assumptions similar to those used in the valuation of stock options, except using the risk-free rate of 2.77% and contractual five years as the expected term.

The following summarizes all SARs activity during 2008:

	SHARES (THOUSANDS)	WEIGHTED-AVERAGE GRANT DATE VALUE PER SHARE
Nonvested, January 1, 2008	—	$ —
Granted	3,040	22.50
Vested	(35)	22.55
Forfeited	(249)	22.55
Nonvested, December 31, 2008	2,756	22.49

The following table provides data related to all SARs activity:

(MILLIONS OF DOLLARS, EXCEPT PER SARs AMOUNTS AND YEARS)	YEAR ENDED DECEMBER 31, 2008
Weighted-average grant date fair value per SARs	$5.54
Total compensation cost related to nonvested SARs grants not yet recognized, pre-tax	$ 9
Weighted-average period in years over which SARs cost is expected to be recognized	2.2

F. Restricted Stock
Restricted stock grants, which entitle the holder to receive, at the end of a vesting term, a specified number of shares of our common stock, and which also entitle the holder to receive dividends paid on such grants, are accounted for at fair value at the date of grant.

Senior and key members of management received restricted stock awards prior to 2005. In most instances, restricted stock grants vest after three years of continuous service from the grant date. The vesting terms are equal to the contractual terms. These awards have not been significant.

16. Earnings per Common Share

Basic and diluted EPS were computed using the following common share data:

	YEAR ENDED DECEMBER 31,		
(MILLIONS OF DOLLARS)	2008	2007	2006
EPS Numerator—Basic:			
Income from continuing operations	$8,026	$8,213	$11,024
Less: Preferred stock dividends—net of tax	3	4	5
Income available to common shareholders from continuing operations	8,023	8,209	11,019
Discontinued operations:			
Income/(loss) from discontinued operations—net of tax	(2)	(3)	433
Gains/(losses) on sales of discontinued operations—net of tax	80	(66)	7,880
Discontinued operations—net of tax	78	(69)	8,313
Net income available to common shareholders	$8,101	$8,140	$19,332
EPS Denominator—Basic:			
Weighted-average number of common shares outstanding	6,727	6,917	7,242
EPS Numerator—Diluted:			
Income from continuing operations	$8,026	$8,213	$11,024
Less: ESOP contribution—net of tax	—	2	3
Income available to common shareholders from continuing operations	8,026	8,211	11,021
Discontinued operations:			
Income/(loss) from discontinued operations—net of tax	(2)	(3)	433
Gains/(losses) on sales of discontinued operations—net of tax	80	(66)	7,880
Discontinued operations—net of tax	78	(69)	8,313
Net income available to common shareholders	$8,104	$8,142	$19,334
EPS Denominator—Diluted:			
Weighted-average number of common shares outstanding	6,727	6,917	7,242
Common-share equivalents—stock options, stock issuable under employee compensation plans and convertible preferred stock	23	22	32
Weighted-average number of common shares outstanding and common-share equivalents	6,750	6,939	7,274
Stock options that had exercise prices greater than the average market price of our common stock issuable under employee compensation plans[a]	489	514	552

[a] These common stock equivalents were outstanding during 2008, 2007 and 2006, but were not included in the computation of diluted EPS for those years because their inclusion would have had an anti-dilutive effect.

17. Lease Commitments

We lease properties and equipment for use in our operations. In addition to rent, the leases may require us to pay directly for taxes, insurance, maintenance and other operating expenses, or to pay higher rent when operating expenses increase. Rental expense, net of sublease income, was $370 million in 2008, $398 million in 2007 and $420 million in 2006. This table shows future minimum rental commitments under noncancellable operating leases as of December 31 for the following years:

(MILLIONS OF DOLLARS)	2009	2010	2011	2012	2013	AFTER 2013
Lease commitments	$205	$172	$121	$96	$85	$854

18. Insurance

Our insurance coverage reflects market conditions (including cost and availability) existing at the time it is written, and our decision to obtain insurance coverage or to self-insure varies accordingly. Depending upon the cost and availability of insurance and the nature of the risk involved, the amount of self-insurance may be significant. The cost and availability of coverage have resulted in our decision to self-insure certain exposures, including product liability. If we incur substantial liabilities that are not covered by insurance or substantially exceed insurance coverage and that are in excess of existing accruals, there could be a material adverse effect on our results of operations in any particular period (see *Note 19. Legal Proceedings and Contingencies*).

19. Legal Proceedings and Contingencies

We and certain of our subsidiaries are involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims; government investigations; and other legal proceedings that arise from time to time in the ordinary course of our business. We do not believe any of them will have a material adverse effect on our financial position.

Beginning in 2007 upon the adoption of a new accounting standard, we record accruals for income tax contingencies to the extent that we conclude that a tax position is not sustainable under a 'more-likely-than-not' standard and we record our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction when we conclude that the potential recovery is more likely than not. (See *Note 1B. Significant Accounting Policies: New Accounting Standards* and *Note 7E. Taxes on Income: Tax Contingencies*.) We record accruals for all other contingencies to the extent that we conclude their occurrence is probable and the related damages are estimable, and we record anticipated recoveries under existing insurance contracts when assured of recovery. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, we accrue that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, we accrue the minimum of such probable range. Many claims involve highly complex issues relating to causation, label warnings, scientific evidence, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions (see *Note 1C. Significant Accounting Policies: Estimates and Assumptions*). Our assessments are based on estimates and assumptions that have been deemed reasonable by management. Litigation is inherently unpredictable, and excessive verdicts do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period.

Patent claims include challenges to the coverage and/or validity of our patents on various products or processes. Although we believe we have substantial defenses to these challenges with respect to all our material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection for the drug at issue, which could lead to a significant loss of sales of that drug and could materially affect future results of operations.

Among the principal matters pending to which we are a party are the following:

A. Patent Matters

We are involved in a number of suits relating to our patents, most of which involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic manufacturer. Challenges have been made by generic manufacturers to patents covering, among other products, Lipitor (atorvastatin), Norvasc (amlodipine), Celebrex (celecoxib), Detrol and Detrol LA (tolterodine), Vfend (voriconazole) and Aricept (donepezil hydrochloride). Also, counterclaims as well as various independent actions have been filed claiming that our assertions of, or attempts to enforce, our patent rights with respect to certain products constitute unfair competition and/or violations of the antitrust laws. In addition to the challenges to the U.S. patents on a number of our products that are discussed below, we note that the patent rights to certain of our products, including without limitation Lipitor and Celebrex, are being challenged in various other countries.

Lipitor (atorvastatin)
In April 2007, Teva Pharmaceuticals USA, Inc. (Teva) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lipitor. Teva asserts the invalidity of our patent covering the enantiomer form of atorvastatin, which (including the six-month pediatric exclusivity period) expires in June 2011, and the non-infringement of certain later-expiring patents. Teva is not challenging our basic patent, which (including the six-month pediatric exclusivity period) expires in March 2010. In June 2007, we filed suit against Teva in the U.S. District Court for the District of Delaware asserting the validity and infringement of the enantiomer patent.

In November 2008, Apotex Inc. (Apotex) notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Lipitor. Apotex asserts the invalidity of our enantiomer patent and the non-infringement of certain later-expiring patents. Apotex is not challenging our basic patent. In December 2008, we filed suit against Apotex in the U.S. District Court for the District of Delaware and the U.S. District Court for the Northern District of Illinois asserting the validity and infringement of the enantiomer patent.

In January 2007, we filed a reissue application with the U.S. Patent and Trademark Office (the Patent Office) seeking to correct a technical defect in our enantiomer patent. In January 2009, the Patent Office accepted our application for reissue of the enantiomer patent and issued a Notice of Allowance. Certain formalities must be completed before the reissue patent will be granted. The reissued patent will have the same force and effect and same June 2011 expiration date (including the six-month pediatric exclusivity period) as the original enantiomer patent.

In July 2008, we entered into an agreement to settle our litigation with Apotex with respect to certain of our patents for Lipitor in Canada, subject to certain conditions. Those conditions have been satisfied, and that litigation has been settled. The settlement does not apply to the aforementioned litigation against Apotex with respect to our Lipitor enantiomer patent in the U.S., which remains pending.

Norvasc (amlodipine)
Certain generic manufacturers are seeking to market their own generic amlodipine products in Canada and are challenging our Norvasc patent in that country, which expires in August 2010. In April 2008, the Canadian Federal Court in Toronto upheld the validity of our Norvasc patent in our action against Pharmascience Inc. (Pharmascience) and issued an order preventing approval of Pharmascience's generic product containing amlodipine besylate, which is the salt form used in Norvasc, until the expiration of our patent in August 2010. In May 2008, Pharmascience appealed the decision to the Federal Court of Appeal of Canada. In September 2008, Dr. Reddy's Laboratories Limited (Dr. Reddy's) filed an application with Health Canada also seeking to market a generic product containing amlodipine besylate, and in October 2008 we filed an action in the Canadian Federal Court in Toronto seeking to prevent approval of Dr. Reddy's generic product.

In addition, in February and April 2008, respectively, Pharmascience and Apotex notified us that they are alleging the non-infringement of our Norvasc patent in connection with their applications with Health Canada seeking to market in Canada products containing amlodipine salt forms that are different from amlodipine besylate. In April and June 2008, respectively, we filed actions against Pharmascience and Apotex in the Canadian Federal Court in Toronto asserting the infringement of our Norvasc patent.

Celebrex (celecoxib)
In March 2008, Mylan Pharmaceuticals, Inc. (Mylan) notified us that it had filed an abbreviated new drug application with the FDA challenging our patent for Celebrex covering use in the treatment of inflammation, which expires in December 2015. Mylan is seeking to market a product containing celecoxib upon the expiration in May 2014 of our two main patents covering the active ingredient and a pharmaceutical composition thereof.

In April 2008, Teva notified us that it had filed an amendment to its previously filed abbreviated new drug application with the FDA with respect to the 50 mg dose of Celebrex challenging our patent for Celebrex covering use in the treatment of inflammation. Teva is seeking to market a 50 mg product containing celecoxib upon the expiration of our two main patents in May 2014.

Neurontin (gabapentin)
In August 2005, the U.S. District Court for the District of New Jersey held that the generic gabapentin (Neurontin) products of a number of generic manufacturers did not infringe our gabapentin low-lactam patent, which expires in 2017, and it granted summary judgment in their favor. Several generic manufacturers launched their gabapentin products in 2004 and 2005. In September 2007, the U.S. Court of Appeals for the Federal Circuit reversed the District Court's summary judgment decision and remanded the case to the District Court for trial on the patent-infringement issue. If successful at trial, we intend to seek compensation from the generic manufacturers for damages resulting from their at-risk launches of generic gabapentin.

Detrol (tolterodine)
In March 2004, we brought a patent infringement suit in the U.S. District Court for the District of New Jersey against Teva, which had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Detrol. In January 2007, Teva withdrew its challenge to our patent, and the patent infringement suit was dismissed. At about the same time in January 2007, Ivax Pharmaceuticals, Inc. (Ivax), a wholly owned subsidiary of Teva, amended its previously filed abbreviated new drug application for tolterodine to challenge our basic patent for Detrol, and we brought a patent infringement action against Ivax in the U.S. District Court for the District of New Jersey. The basic patent (including the six-month pediatric exclusivity period) expires in September 2012.

Detrol LA (tolterodine)
In October 2007 and January 2008, respectively, Teva and Impax Laboratories, Inc. notified us that they had filed abbreviated new drug applications with the FDA challenging on various grounds four patents relating to Detrol LA, an extended-release formulation of Detrol (tolterodine), and seeking approval to market their generic versions of Detrol LA. We filed suit against each of them in the U.S. District Court for the Southern District of New York asserting the infringement of three of the patents relating to Detrol LA., which (including the six-month pediatric exclusivity period) expire between 2012 (the basic patent) and 2020. Each of these actions subsequently was transferred to the U.S. District Court for the District of New Jersey.

In March 2008, Sandoz Inc., a division of Novartis AG (Sandoz), also notified us that it had filed an abbreviated new drug application with the FDA seeking approval to market a generic version of Detrol LA. Sandoz is challenging three later-expiring patents, which (including the six-month pediatric exclusivity period) expire in 2020, but not our basic patent.

Vfend (voriconazole)
In July 2008, Matrix Laboratories Ltd. notified us that it had filed an abbreviated new drug application with the FDA challenging on various grounds four of our patents relating to Vfend, which expire between 2009 and 2016, and seeking approval to market a generic version of Vfend.

In November 2008, Sandoz notified us that it had filed an abbreviated new drug application with the FDA challenging on various grounds two of our patents relating to Vfend, which expire in 2016 and 2018, and seeking approval to market a generic version of Vfend for intravenous use.

Aricept (donepezil hydrochloride)
In October 2005, Teva notified Eisai Co., Ltd. (Eisai) that Teva had filed an abbreviated new drug application with the FDA challenging on various grounds Eisai's U.S. basic patent for Aricept, which expires in November 2010, and seeking approval to market a generic version of Aricept. In December 2005, Eisai filed suit against Teva in the U.S. District Court for the District of New Jersey asserting infringement of that patent. While Teva has received final approval from the FDA for its generic product, it is subject to a preliminary injunction prohibiting the marketing of its product pending the outcome of Eisai's patent infringement action. We co-promote Aricept with Eisai in the U.S. but are not a party to Eisai's patent infringement action.

B. Product Litigation

Like other pharmaceutical companies, we are defendants in numerous product liability cases, including but not limited to those discussed below, in which the plaintiffs seek relief for personal injuries and other purported damages allegedly caused by our drugs and other products.

Asbestos

- Quigley

Quigley Company, Inc. (Quigley), a wholly owned subsidiary, was acquired by Pfizer in 1968 and sold small amounts of products containing asbestos until the early 1970s. In September 2004, Pfizer and Quigley took steps that were intended to resolve all pending and future claims against Pfizer and Quigley in which the claimants allege personal injury from exposure to Quigley products containing asbestos, silica or mixed dust. We recorded a charge of $369 million before-tax ($229 million after-tax) in the third quarter of 2004 in connection with these matters.

In September 2004, Quigley filed a petition in the U.S. Bankruptcy Court for the Southern District of New York seeking reorganization under Chapter 11 of the U.S. Bankruptcy Code. In March 2005, Quigley filed a reorganization plan in the Bankruptcy Court that needed the approval of both the Bankruptcy Court and the U.S. District Court for the Southern District of New York after receipt of the vote of 75% of the claimants. In connection with that filing, Pfizer entered into settlement agreements with lawyers representing more than 80% of the individuals with claims related to Quigley products against Quigley and Pfizer. The agreements provide for a total of $430 million in payments, of which $215 million became due in December 2005 and is being paid to claimants upon receipt by the Company of certain required documentation from each of the claimants. The reorganization plan provided for the establishment of a Trust (the Trust) for the payment of all remaining pending claims as well as any future claims alleging injury from exposure to Quigley products.

As certified by the balloting agent in May 2006, more than 75% of Quigley's claimants holding claims that represented more than two-thirds in value of claims against Quigley voted to accept Quigley's plan of reorganization. In August 2006, in reviewing the voting tabulation methodology, the Bankruptcy Court ruled that certain votes that accepted the plan were not predicated upon the actual value of the claim. As a result, the reorganization plan was not accepted.

In June 2007, Quigley filed an amended plan of reorganization that is intended to address the Bankruptcy Court's concerns regarding the voting tabulation methodology. In February 2008, the Bankruptcy Court authorized Quigley to solicit its amended reorganization plan for acceptance by claimants. According to the official report filed with the court by the balloting agent in July 2008, the requisite number of votes was cast in favor of the amended plan of reorganization. The Bankruptcy Court has scheduled a confirmation hearing to be held sometime after March 16, 2009 at which it will consider any objections to the plan's confirmation and determine whether to approve the plan. If approved by the claimants and the courts, the amended reorganization plan will result in a permanent injunction directing all pending and future claims alleging personal injury from exposure to Quigley products to the Trust.

Under the amended reorganization plan (as under the original reorganization plan), Pfizer will contribute to the Trust $405 million through a note as well as approximately $100 million in cash and insurance, and will forgive a $30 million secured loan to Quigley. In addition, Pfizer entered into an agreement with the representative of future claimants that provides for the contribution to the Trust of an additional amount with a present value of $88.4 million.

In a separately negotiated transaction with an insurance company in August 2004, we agreed to a settlement related to certain insurance coverage which provides for payments to us over a ten-year period of amounts totaling $405 million.

- Other Matters

Between 1967 and 1982, Warner-Lambert owned American Optical Corporation, which manufactured and sold respiratory protective devices and asbestos safety clothing. In connection with the sale of American Optical in 1982, Warner-Lambert agreed to indemnify the purchaser for certain liabilities, including certain asbestos-related and other claims. As of December 31, 2008, approximately 104,000 claims naming American Optical and numerous other defendants were pending in various federal and state courts seeking damages for alleged personal injury from exposure to asbestos and other allegedly hazardous materials. We are actively engaged in the defense of, and will continue to explore various means to resolve, these claims. Several of the insurance carriers that provided coverage for the American Optical asbestos and other allegedly hazardous materials claims have denied coverage. We believe that these carriers' position is without merit and are pursuing legal proceedings against such carriers.

Numerous lawsuits are pending against Pfizer in various federal and state courts seeking damages for alleged personal injury from exposure to products containing asbestos and other allegedly hazardous materials sold by Gibsonburg Lime Products Company (Gibsonburg). Gibsonburg was acquired by Pfizer in the 1960s and sold small amounts of products containing asbestos until the early 1970s.

There also is a small number of lawsuits pending in various federal and state courts seeking damages for alleged exposure to asbestos in facilities owned or formerly owned by Pfizer or its subsidiaries.

Celebrex and Bextra

- Product Liability and Consumer Actions

Product liability suits, including purported class actions, were filed against Pfizer in various U.S. federal and state courts and in certain other countries alleging personal injury as a result of the use of Celebrex and/or Bextra. In addition, purported class actions were filed against Pfizer in various U.S. federal and state courts and in certain other countries alleging consumer fraud as a result of alleged false advertising of Celebrex and Bextra and the withholding of information from the public regarding the alleged safety risks associated with Celebrex and Bextra. Subsequently, all of the U.S. federal product liability and consumer fraud actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Celebrex and Bextra Marketing, Sales Practices and Product Liability Litigation* MDL-1699) in the U.S. District Court for the Northern District of California.

On October 17, 2008, the Company announced that it had reached agreements in principle to settle the pending U.S. consumer fraud purported class action cases and more than 90% of the known U.S. personal injury claims. The proposed settlements of the pending U.S. consumer fraud purported class action cases are subject to approval by the appropriate courts.

In connection with these agreements in principle, the Company recorded pre-tax charges in the third quarter of 2008 of approximately $745 million for all known U.S. personal injury claims and approximately $89 million for the pending U.S. consumer fraud purported class action cases. We believe that the charges of approximately $745 million will be sufficient to resolve all known U.S. personal injury claims, including those not being settled at this time. However, additional charges may have to be taken in the future in connection with certain pending claims and unknown claims relating to Celebrex and Bextra.

The Company believes that it has insurance coverage for a portion of the proposed personal injury settlements and is seeking to recover payments to which it believes it is entitled under the applicable insurance policies.

The agreements in principle and the charges do not apply to the other actions relating to Celebrex and Bextra discussed immediately below.

- Securities, Fiduciary Duty and ERISA Actions

Beginning in late 2004, actions, including purported class and shareholder derivative actions, have been filed in various federal and state courts against Pfizer, Pharmacia Corporation (Pharmacia) and certain current and former officers, directors and employees of Pfizer and Pharmacia. These actions include: (i) purported class actions alleging that Pfizer and certain current and former officers of Pfizer violated federal securities laws by misrepresenting the safety of Celebrex and Bextra; (ii) purported shareholder derivative actions alleging that certain of Pfizer's current and former officers and directors breached fiduciary duties by causing Pfizer to misrepresent the safety of Celebrex and, in certain of the cases, Bextra; and (iii) purported class actions filed by persons who claim to be participants in the Pfizer or Pharmacia Savings Plan alleging that Pfizer and certain current and former officers, directors and employees of Pfizer or, where applicable, Pharmacia and certain former officers, directors and employees of Pharmacia, violated certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA) by selecting and maintaining Pfizer stock as an investment alternative when it allegedly no longer was a suitable or prudent investment option. In June 2005, the federal securities, fiduciary duty and ERISA actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Pfizer Inc. Securities, Derivative and "ERISA" Litigation MDL-1688*) in the U.S. District Court for the Southern District of New York.

In July 2007, the purported federal shareholder derivative action alleging breach of fiduciary duty was dismissed with prejudice by the court in the Multi-District Litigation. The plaintiffs appealed the decision to the U.S. Court of Appeals for the Second Circuit and, in January 2009, the Second Circuit affirmed the dismissal order. In March 2008, the purported shareholder derivative action in the Supreme Court of the State of New York, New York County, alleging breach of fiduciary duty also was dismissed with prejudice. In April 2008, the plaintiff filed a notice of appeal with the Appellate Division of the Supreme Court of the State of New York, First Department.

- Securities Action in New Jersey

In 2003, several purported class action complaints were filed in the U.S. District Court for the District of New Jersey against Pharmacia, Pfizer and certain former officers of Pharmacia. The complaints allege that the defendants violated federal securities laws by misrepresenting the data from a study concerning the gastrointestinal effects of Celebrex. These cases were consolidated for pre-trial proceedings in the District of New Jersey (*Alaska Electrical Pension Fund et al. v. Pharmacia Corporation et al.*). In January 2007, the court certified a class consisting of all persons who purchased Pharmacia securities from April 17, 2000 through February 6, 2001 and were damaged as a result of the decline in the price of Pharmacia's securities allegedly attributable to the misrepresentations. Plaintiffs seek damages in an unspecified amount. In October 2007, the court granted defendants' motion for summary judgment and dismissed the plaintiffs' claims. In November 2007, the plaintiffs appealed the decision to the U.S. Court of Appeals for the Third Circuit. On January 30, 2009, the Third Circuit vacated the District Court's grant of summary judgment in favor of defendants and remanded the case to the District Court for further proceedings. The Third Circuit also held that the District Court erred in determining that the class period ended on February 6, 2001, and directed that the class period end on August 5, 2001.

Trovan

In May 2007, the Attorney General of the Federation of Nigeria filed civil and criminal actions in the Federal High Court in Abuja against Pfizer, one of our Nigerian subsidiaries, and several current and former U.S. and Nigerian employees, including a current Pfizer director. Also in May 2007, the Attorney General of the State of Kano, Nigeria, filed substantially similar civil and criminal actions in the High Court of Kano State against substantially the same group of defendants. The federal civil action was voluntarily withdrawn by the federal authorities in July 2007, and a new federal civil complaint seeking substantially similar damages against substantially the same group of defendants was filed shortly thereafter.

All of these actions arise out of a 1996 pediatric clinical study of Trovan, an antibiotic then in late-stage development, that was conducted during a severe meningitis epidemic in Kano. The actions allege, among other things, that the study was conducted without proper government authorization and without the informed consent of the parents or guardians of the study participants and that it resulted in injury or death to a number of study participants. In the civil actions, the federal government is seeking more than $6 billion in damages and the Kano state government is seeking $2.075 billion in damages for, among other things, the costs incurred to provide treatment, compensation and support for the alleged victims and their families; the costs of unrelated health initiatives that failed, allegedly due to societal misgivings attributable to the Trovan study; and general damages. We believe that we have strong defenses in these actions.

The 1996 Trovan clinical study also has been the subject of two civil lawsuits filed against Pfizer in the U.S. District Court for the Southern District of New York on behalf of the study participants. Both of these actions assert that Pfizer violated the federal Alien Tort Statute, and one of the actions also asserts that Pfizer violated the Connecticut Unfair Trade Practices Act and the Connecticut Products Liability Act, in connection with the 1996 Trovan clinical study. The District Court dismissed both cases in 2005, and the plaintiffs appealed the decisions to the U.S. Court of Appeals for the Second Circuit. In January 2009, the Second Circuit reversed the District Court's dismissal of both actions, and remanded them to the District Court for further proceedings, on the ground that the District Court erred in holding that it did not have subject matter jurisdiction over the plaintiffs' claims under the Alien Tort Statute.

Hormone-Replacement Therapy
Pfizer and certain wholly owned subsidiaries and limited liability companies, along with several other pharmaceutical manufacturers, have been named as defendants in a number of lawsuits in various federal and state courts alleging personal injury resulting from the use of certain estrogen and progestin medications prescribed for women to treat the symptoms of menopause. Plaintiffs in these suits allege a variety of personal injuries, including breast cancer, stroke and heart disease. Certain co-defendants in some of these actions have asserted indemnification rights against Pfizer and its affiliated companies. The cases against Pfizer and its affiliated companies involve the products femhrt (which Pfizer divested in 2003), Activella and Vagifem (which are Novo Nordisk products that were marketed by a Pfizer affiliate from 2000 to 2004), and Provera, Ogen, Depo-Estradiol, Estring and generic MPA, all of which remain approved by the FDA for use in the treatment of menopause. The federal cases have been transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Prempro Products Liability Litigation MDL-1507*) in the U.S. District Court for the Eastern District of Arkansas.

This litigation originally included both individual actions as well as various purported nationwide and statewide class actions. However, as a result of the voluntary dismissal of certain purported class actions and the withdrawal of the class action allegations by the plaintiffs in certain other actions, this litigation now consists of individual actions and a few purported statewide class actions.

In November 2008, the State of Nevada filed an action against Pfizer, Pharmacia & Upjohn Company and Wyeth in state court in Nevada alleging that they had engaged in deceptive marketing of their respective hormone replacement therapy medications in Nevada in violation of the Nevada Deceptive Trade Practices Act. In January 2009, the action was removed to the U.S. District Court for the District of Nevada. The action seeks monetary relief, including civil penalties and treble damages.

Viagra
A number of lawsuits, including purported class actions, have been filed against us in various federal and state courts alleging that Viagra causes certain types of visual injuries. The plaintiffs in the purported class actions seek to represent nationwide and certain statewide classes of Viagra users. All of the actions seek damages for personal injury, and the purported class actions also seek medical monitoring. In January 2006, the federal cases were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Viagra Products Liability Litigation MDL-1724*) in the U.S. District Court for the District of Minnesota.

Zoloft
A number of individual lawsuits have been filed against us in various federal and state courts alleging personal injury as a result of the purported ingesting of Zoloft.

Mirapex
A number of individual lawsuits seeking damages have been filed against us and Boehringer Ingelheim Pharmaceuticals, Inc. (BIPI) in various U.S. federal and state courts and one purported class action has been filed in Canada alleging that Mirapex, a treatment for Parkinson's disease, causes certain impulse-control disorders. We co-promoted Mirapex with BIPI until May 2005 but, as a result of the sale of our interests in this product to BIPI, we no longer manufacture or sell Mirapex. In June 2007, all of the U.S. federal cases were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Mirapex Products Liability Litigation MDL -1836*) in the U.S. District Court for the District of Minnesota. We and BIPI have agreed to indemnify each other with respect to portions of certain of the claims in these actions. We and BIPI have resolved or are in the process of resolving a majority of the lawsuits pending in the U.S. on terms we consider favorable to the Company.

Neurontin
A number of lawsuits, including purported class actions, have been filed against us in various federal and state courts alleging claims arising from the promotion and sale of Neurontin. The plaintiffs in the purported class actions seek to represent nationwide and certain statewide classes consisting of persons, including individuals, health insurers, employee benefit plans and other third-party payers, who purchased or reimbursed patients for the purchase of Neurontin that allegedly was used for indications other than those included in the product labeling approved by the FDA. In October 2004, many of the suits pending in federal courts, including individual actions as well as purported class actions, were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Neurontin Marketing, Sales Practices and Product Liability Litigation MDL-1629*) in the U.S. District Court for the District of Massachusetts. Purported class actions also have been filed against us in various Canadian provincial courts alleging claims arising from the promotion and sale of Neurontin and generic gabapentin.

In the Multi-District Litigation, in August 2007, the court denied without prejudice plaintiffs' motion to certify a nationwide class of all consumers and third-party payers who allegedly purchased or reimbursed patients for the purchase of Neurontin for "off-label" uses from 1994 through 2004. In December 2007, plaintiffs filed a renewed motion for class certification.

In June 2007, a Pennsylvania state court certified a class of all individuals in Pennsylvania who allegedly purchased Neurontin for "off-label" uses from 1995 to the present. The court subsequently expanded the class to include purchasers of generic gabapentin. However, in February 2009, the court determined that class certification was not appropriate and entered an order decertifying the class. Plaintiffs are seeking certification of statewide classes of Neurontin purchasers in actions pending in California, Illinois, Indiana, Missouri and Oklahoma. State courts in New York and New Mexico have declined to certify statewide classes of Neurontin purchasers.

A number of individual lawsuits have been filed against us in various U.S. federal and state courts and in certain other countries alleging suicide, attempted suicide and other personal injuries as a result of the purported ingesting of Neurontin. Certain of the U.S. federal actions have been transferred for consolidated pre-trial proceedings to the same Multi-District Litigation referred to in the first paragraph of this section.

Lipitor

In March and April 2006, six purported class actions were filed against us in various federal courts alleging claims relating to the promotion of Lipitor. In May 2006, five of the actions were voluntarily dismissed without prejudice, and the plaintiffs in those actions were added as plaintiffs in the remaining action, which had been filed in the U.S. District Court for the Northern District of Illinois. In May 2008, on the Company's uncontested motion, the action was transferred to the U.S. District Court for the Southern District of New York. Plaintiffs, who are third-party payers, allege that, through patient and medical education programs and other actions, the Company promoted Lipitor for use by certain patients contrary to national cholesterol guidelines that plaintiffs claim are a part of the labeled indications for the product. In addition, in an amended complaint, plaintiffs allege that, primarily as the result of the Company's purported failure to fully disclose the risks of alleged side-effects of Lipitor, the prices that plaintiffs paid for Lipitor were higher than they otherwise would have been. The plaintiffs seek to represent nationwide and certain statewide classes consisting of health and welfare funds and other third-party payers that purchased Lipitor or reimbursed patients for the purchase of Lipitor since January 1, 2002. The plaintiffs allege, among other things, fraud, unjust enrichment and a violation of the federal Racketeer Influenced and Corrupt Organizations (RICO) Act and certain state consumer fraud statutes and seek monetary and injunctive relief, including treble damages.

In 2004, a former employee filed a "whistleblower" action against us in the U.S. District Court for the Eastern District of New York. The complaint remained under seal until September 2007, at which time the U.S. Attorney for the Eastern District of New York declined to intervene in the case. We were served with the complaint in December 2007. Plaintiff alleges that, through patient and medical education programs, written materials and other actions aimed at doctors, consumers, payers and investors, the Company promoted Lipitor for use by certain patients contrary to national cholesterol guidelines that plaintiff claims are a part of the labeled indications for the product. Plaintiff alleges violations of the Federal Civil False Claims Act and the false claims acts of certain states and seeks treble damages and civil penalties on behalf of the federal government and the specified states as the result their purchase, or reimbursement of patients for the purchase, of Lipitor allegedly for such "off-label" uses. Plaintiff also seeks compensation as a whistleblower under those federal and state statutes. In addition, plaintiff alleges that he was wrongfully terminated, in violation of the anti-retaliation provisions of the Federal Civil False Claims Act, the Civil Rights Act of 1964 and applicable New York law, for raising concerns about the alleged "off-label" promotion of Lipitor and about alleged instances of sexual harassment in the workplace, and he seeks damages and the reinstatement of his employment.

Chantix/Champix

In August 2008, an individual filed a purported nationwide class action against us in the U.S. District Court for the Southern District of Illinois alleging claims relating to the marketing of Chantix. In November 2008, the action was dismissed without prejudice by the court at the request of the plaintiff.

A number of individual lawsuits have been filed against us in various federal and state courts alleging suicide, attempted suicide and other personal injuries as a result of the purported ingesting of Chantix, as well as economic loss. Plaintiffs in these actions seek compensatory and punitive damages and the disgorgement of profits resulting from the sale of Chantix.

In December 2008, a purported class action was filed against us in the Ontario Superior Court of Justice (Toronto office) on behalf of all individuals and third-party payers in Canada who have purchased and ingested Champix or reimbursed patients for the purchase of Champix. This action asserts claims under Canadian product liability law, including with respect to the safety and efficacy of Champix, and, on behalf of the putative class, seeks monetary relief, including punitive damages.

C. Commercial and Other Matters

Merger Agreement Between Pfizer and Wyeth

In late January and early February 2009, four purported class action complaints were filed by Wyeth shareholders challenging Wyeth's proposed merger with Pfizer. (See *Note 21. Subsequent Event.*) The actions were filed in federal court in New Jersey and in state courts in New Jersey and Delaware. The complaints in all four actions name as defendants the members of Wyeth's board of directors and Wyeth. The complaints in three of the actions also name Pfizer as a defendant. The plaintiffs allege that (i) each of the members of Wyeth's board of directors breached his or her fiduciary duties to Wyeth and its shareholders by authorizing the sale of Wyeth to Pfizer for what plaintiffs deem "inadequate" consideration; (ii) Wyeth directly breached and/or aided and abetted the other defendants' alleged breaches of fiduciary duties; and (iii) in the three actions in which Pfizer is a defendant, that Pfizer aided and abetted the alleged breaches of fiduciary duties by Wyeth and its directors. The plaintiffs seek, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms.

Average Wholesale Price Litigation

A number of states as well as most counties in New York have sued Pharmacia, Pfizer and other pharmaceutical manufacturers alleging that they provided average wholesale price (AWP) information for certain of their products that was higher than the actual prices at which those products were sold. The AWP is used to determine reimbursement levels under Medicare Part B and Medicaid and in many private-sector insurance policies and medical plans. The plaintiffs claim that the alleged spread between the AWPs at which purchasers were reimbursed and the actual sale prices was promoted by the defendants as an incentive to purchase certain of their products. In addition to suing on their own behalf, many of the plaintiff states seek to recover on behalf of individual Medicare Part B co-payers and private-sector insurance companies and medical plans in their states. These various actions generally assert fraud claims as well as claims under state deceptive trade practice laws, and seek monetary and other relief, including civil penalties and treble damages. Several of the suits also allege that Pharmacia and/or Pfizer did not report to the states their best price for certain products under the Medicaid program.

In addition, Pharmacia, Pfizer and other pharmaceutical manufacturers are defendants in a number of purported class action suits in various federal and state courts brought by employee benefit plans and other third-party payers that assert claims similar to those in the state and county actions. These suits allege, among other things, fraud, unfair competition and unfair trade practices and seek monetary and other relief, including civil penalties and treble damages.

All of these state, county and purported class action suits were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (*In re Pharmaceutical Industry Average Wholesale Price Litigation MDL-1456*) in the U.S. District Court for the District of Massachusetts. Certain of the state and private suits have been remanded to their respective state courts. In November 2006, the claims against Pfizer in the Multi-District Litigation were dismissed with prejudice; the claims against Pharmacia are still pending.

In April 2008, the court in the Multi-District Litigation granted preliminary approval with respect to the fairness of a proposed settlement of the claims against 11 defendants, including Pharmacia, for a total of $125 million. The court has scheduled a hearing in March 2009 to consider final approval of the settlement. If the settlement is approved, Pharmacia's contribution would be immaterial.

Monsanto-Related Matters

In 1997, Monsanto Company (Former Monsanto) contributed certain chemical manufacturing operations and facilities to a newly formed corporation, Solutia Inc. (Solutia), and spun off the shares of Solutia. In 2000, Former Monsanto merged with Pharmacia & Upjohn Company to form Pharmacia Corporation (Pharmacia). Pharmacia then transferred its agricultural operations to a newly created subsidiary, named Monsanto Company (New Monsanto), which it spun off in a two-stage process that was completed in 2002. Pharmacia was acquired by Pfizer in 2003 and is now a wholly owned subsidiary of Pfizer.

In connection with its spin-off that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities related to Pharmacia's former agricultural business. New Monsanto is defending and indemnifying Pharmacia for various claims and litigation arising out of, or related to, the agricultural business.

In connection with its spin-off in 1997, Solutia assumed, and agreed to indemnify Pharmacia for, liabilities related to Former Monsanto's chemical businesses. As the result of its reorganization under Chapter 11 of the U.S. Bankruptcy Code, Solutia's indemnification obligations related to Former Monsanto's chemical businesses are limited to sites that Solutia has owned or operated. In addition, in connection with its spinoff that was completed in 2002, New Monsanto assumed, and agreed to indemnify Pharmacia for, any liabilities primarily related to Former Monsanto's chemical businesses, including, but not limited to, any such liabilities that Solutia assumed. Solutia's and New Monsanto's assumption of and agreement to indemnify Pharmacia for these liabilities apply to pending actions and any future actions related to Former Monsanto's chemical businesses in which Pharmacia is named as a defendant, including, without limitation, actions asserting environmental claims, including alleged exposure to polychlorinated biphenyls.

Pharmacia Cash Balance Pension Plan

In 2006, several current and former employees of Pharmacia Corporation filed a purported class action in the U.S. District Court for the Southern District of Illinois against the Pharmacia Cash Balance Pension Plan (the Plan), Pharmacia Corporation, Pharmacia & Upjohn Company and Pfizer Inc. Plaintiffs seek monetary and injunctive relief on behalf of a class consisting of certain current and former participants in the Plan who accrued a benefit in the Monsanto Company Pension Plan prior to its conversion to a cash balance plan in 1997. In January 2002, after various corporate reorganizations, certain of the assets and liabilities of the Monsanto Company Pension Plan were transferred to the Plan. Plaintiffs claim that the Plan violates the age discrimination provisions of the Employee Retirement Income Security Act of 1974 by providing certain credits to such participants only to age 55. This action has been consolidated in the U.S. District Court for the Southern District of Illinois (*Walker, et al., v. The Monsanto Company Pension Plan et al.*) with purported class actions pending in the same court that make largely similar claims against substantially similar cash balance plans sponsored by Monsanto Company and Solutia Inc., two former affiliates of Pharmacia. In May 2008, at the request of the parties, the court issued an order permitting the case to proceed as a class action.

Trade Secrets Action in California

In 2004, Ischemia Research and Education Foundation (IREF) and its chief executive officer brought an action in California Superior Court, Santa Clara County, against a former IREF employee and Pfizer. Plaintiffs allege that defendants conspired to misappropriate certain information from IREF's allegedly proprietary database in order to assist Pfizer in designing and executing a clinical study of a Pfizer drug. In December 2008, the jury returned a verdict for compensatory damages of approximately $38.7 million. In February 2009, the judge held a hearing on plaintiffs' motions seeking punitive damages (which, under applicable law, may not exceed two times compensatory damages) as well as prejudgment interest from 2002 to the present. We are awaiting rulings on those motions. Separately, we will be filing motions for judgment notwithstanding the verdict and for a new trial.

Environmental Matters
In January 2009, we submitted a corrective measures study report to the U.S Environmental Protection Agency with regard to Pharmacia Corporation's discontinued industrial chemical facility in North Haven, Connecticut.

We are a party to a number of other proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA or Superfund), and other state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation.

D. Government Investigations and Requests for Information

Like other pharmaceutical companies, we are subject to extensive regulation by national, state and local government agencies in the U.S. and in the other countries in which we operate. As a result, we have interactions with government agencies on an ongoing basis. Among the investigations and requests for information by government agencies are those discussed below. It is possible that criminal charges and substantial fines and/or civil penalties could result from pending government investigations, including but not limited to those discussed below.

In January 2009, the Company entered into an agreement in principle with the U.S. Department of Justice to resolve the previously reported investigation regarding allegations of past "off-label" promotional practices concerning Bextra as well as certain other open investigations. In connection with the agreement in principle, we recorded a pre-tax and after-tax charge of $2.3 billion in the fourth quarter of 2008.

The Company has voluntarily provided the Department of Justice and the Securities and Exchange Commission with information concerning potentially improper payments made in connection with certain sales activities outside the U.S. Certain potentially improper payments and other matters are the subject of investigations by government authorities in certain foreign countries, including the following: In Germany, a wholly owned subsidiary of Pfizer is the subject of a civil and criminal investigation with respect to certain tax matters. In Italy, a wholly owned subsidiary of Pfizer is under criminal investigation by various government authorities with respect to gifts and payments allegedly provided to certain doctors operating within Italy's national healthcare system. The Pfizer subsidiaries are fully cooperating in these investigations. In November 2008, final court approval was granted to a plea bargain agreement between the prosecutor in Bari, Italy and a wholly owned subsidiary of Pfizer pursuant to which the subsidiary paid a total of 1.5 million euros, which included a criminal penalty of 90,000 euros, to resolve allegations of improper payments to certain doctors in the Puglia region of Italy, which includes Bari. Criminal investigations by various other government authorities in Italy of alleged improper payments to certain doctors are continuing.

E. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2008, recorded amounts for the estimated fair value of these indemnifications were not significant.

20. Segment, Geographic and Revenue Information

Business Segments
We operate in the following business segments:

- **Pharmaceutical**
  - The Pharmaceutical segment includes products that prevent and treat cardiovascular and metabolic diseases, central nervous system disorders, arthritis and pain, infectious and respiratory diseases, urogenital conditions, cancer, eye diseases and endocrine disorders, among others.

- **Animal Health**
  - The Animal Health segment includes products that prevent and treat diseases in livestock and companion animals.

For our reportable operating segments (i.e., Pharmaceutical and Animal Health), segment profit/(loss) is measured based on income from continuing operations before provision for taxes on income and minority interests. Certain costs, such as significant impacts of purchase accounting for acquisitions, acquisition-related costs and costs related to our cost-reduction initiatives and transition activity associated with our former Consumer Healthcare business, are included in *Corporate/Other* only. This methodology is utilized by management to evaluate our businesses.

Each segment is managed separately and offers different products requiring different marketing and distribution strategies.

We sell our products primarily to customers in the wholesale sector. In 2008, sales to our three largest U.S. wholesaler customers represented approximately 16%, 10% and 10% of total revenues and, collectively, represented approximately 19% of accounts receivable as of December 31, 2008. In 2007, sales to our three largest U.S. wholesaler customers represented approximately 18%, 12% and 10% of total revenues and, collectively, represented approximately 20% of accounts receivable as of December 31, 2007. These sales and related accounts receivable were concentrated in the Pharmaceutical segment.

Revenues exceeded $500 million in each of 14 countries outside the U.S. in 2008 and in each of 12 countries outside the U.S. in 2007. The U.S. was the only country to contribute more than 10% of total revenues in each year.

The following tables present segment, geographic and revenue information:

Segment

(MILLIONS OF DOLLARS)	FOR/AS OF THE YEAR ENDED DECEMBER 31, 2008	2007	2006
Revenues			
Pharmaceutical	**$ 44,174**	$ 44,424	$ 45,083
Animal Health	**2,825**	2,639	2,311
Corporate/Other[a]	**1,297**	1,355	977
Total revenues	**$ 48,296**	$ 48,418	$ 48,371
Segment profit/(loss)[b]			
Pharmaceutical	**$ 21,786**	$ 20,740	$ 21,615
Animal Health	**772**	620	455
Corporate/Other[a][c]	**(12,864)**	(12,082)	(9,042)
Total profit/(loss)	**$ 9,694**	$ 9,278	$ 13,028
Identifiable assets			
Pharmaceutical	**$ 60,591**	$ 67,431	$ 72,497
Animal Health	**2,075**	2,043	1,951
Discontinued operations/Held for sale	**148**	114	62
Corporate/Other[a][d]	**48,334**	45,680	41,036
Total identifiable assets	**$111,148**	$115,268	$115,546
Property, plant and equipment additions[e]			
Pharmaceutical	**$ 1,351**	$ 1,608	$ 1,681
Animal Health	**183**	70	51
Discontinued operations/Held for sale	**—**	—	162
Corporate/Other[a]	**167**	202	156
Total property, plant and equipment additions	**$ 1,701**	$ 1,880	$ 2,050
Depreciation and amortization[e]			
Pharmaceutical	**$ 2,223**	$ 1,886	$ 1,765
Animal Health	**61**	52	49
Discontinued operations/Held for sale	**—**	—	71
Corporate/Other[a][f]	**2,806**	3,262	3,408
Total depreciation and amortization	**$ 5,090**	$ 5,200	$ 5,293

[a] *Corporate/Other* includes our gelatin capsules business, our contract manufacturing business and a bulk pharmaceutical chemicals business, and transition activity associated with our former Consumer Healthcare business (sold in December 2006). *Corporate/Other* under *Segment profit/(loss)* also includes interest income/(expense), corporate expenses (e.g., corporate administration costs), other income/(expense) (e.g., realized gains and losses attributable to our investments in debt and equity securities), certain performance-based and all share-based compensation expenses, significant impacts of purchase accounting for acquisitions, acquisition-related costs, intangible asset impairments and costs related to our cost-reduction initiatives.

[b] Segment profit/(loss) equals *Income from continuing operations before provision for taxes on income and minority interests*. Certain costs, such as significant impacts of purchase accounting for acquisitions, acquisition-related costs and costs related to our cost-reduction initiatives and transition activity associated with our former Consumer Healthcare business, are included in *Corporate/Other* only. This methodology is utilized by management to evaluate our businesses.

[c] In 2008, *Corporate/Other* includes: (i) restructuring charges and implementation costs associated with our cost-reduction initiatives of $4.2 billion; (ii) significant impacts of purchase accounting for acquisitions of $3.2 billion, including acquired in-process research and development, intangible asset amortization and other charges; (iii) charges of approximately $2.3 billion resulting from an agreement in principle with the U.S. Department of Justice to resolve the previously reported investigation regarding allegations of past off-label promotional practices concerning Bextra, as well as certain other open investigations, and charges of approximately $900 million associated with agreements and agreements in principle to resolve certain NSAID litigation and claims (see *Note 4A. Certain Charges: Bextra and Certain Other Investigations* and *Note 4B. Certain Charges: Certain Product Litigation—Celebrex and Bextra*); (iv) all share-based compensation expense; (v) net interest income of $772 million; (vi) asset impairment charges of $213 million; (vii) acquisition-related costs of $49 million; and (viii) transition activity associated with our former Consumer Healthcare business of $7 million in income.

In 2007, Corporate/Other includes: (i) restructuring charges and implementation costs associated with our cost-reduction initiatives of $3.9 billion; (ii) significant impacts of purchase accounting for acquisitions of $3.4 billion, including acquired in-process research and development, intangible asset amortization and other charges; (iii) $2.8 billion of charges associated with Exubera (see *Note 4D. Certain Charges: Exubera*); (iv) net interest income of $1.1 billion; (v) all share-based compensation expense; (vi) gain on disposal of assets and other of $174 million; (vii) transition activity associated with our former Consumer Healthcare business of $26 million in income; and (viii) acquisition-related costs of $11 million.

In 2006, *Corporate/Other* includes: (i) significant impacts of purchase accounting for acquisitions of $4.1 billion, including acquired in-process research and development, intangible asset amortization and other charges; (ii) restructuring charges and implementation costs associated with our cost-reduction initiatives of $2.1 billion; (iii) all share-based compensation expense; (iv) net interest income of $437 million; (v) impairment of the Depo-Provera intangible asset of $320 million; (vi) gain on disposals of investments and other of $173 million; (vii) a research and development milestone due to us from sanofi-aventis of approximately $118 million; and (viii) acquisition-related costs of $27 million.

[d] Corporate assets are primarily cash and cash equivalents, short-term investments and long-term investments and loans.

[e] Certain production facilities are shared by various segments. Property, plant and equipment, as well as capital additions and depreciation, are allocated based on estimates of physical production.

[f] *Corporate/Other* includes non-cash charges associated with purchase accounting related to intangible asset amortization of $2.5 billion in 2008, $3.0 billion in 2007 and $3.2 billion in 2006.

Geographic

(MILLIONS OF DOLLARS)	FOR/AS OF THE YEAR ENDED DECEMBER 31, 2008	2007	2006
Revenues			
United States[a]	$20,435	$23,153	$25,822
Europe[b]	14,980	13,647	12,213
Japan/Asia[c]	7,166	6,511	5,939
Canada/Latin America/AFME[d]	5,715	5,107	4,397
Consolidated	$48,296	$48,418	$48,371
Long-lived assets[e]			
United States[a]	$17,296	$19,145	$21,795
Europe[b]	12,220	15,416	17,488
Japan/Asia[c]	1,080	1,177	1,205
Canada/Latin America/AFME[d]	412	494	494
Consolidated	$31,008	$36,232	$40,982

[a] Includes operations in Puerto Rico.
[b] Includes France, Italy, Spain, Germany, the U.K., Ireland, Northern Europe and Central-South Europe.
[c] Includes Japan, Australia, Korea, China, Taiwan, Thailand, Singapore and India.
[d] Includes Canada, South America, Central America, Mexico, Africa and the Middle East.
[e] Long-lived assets include identifiable intangible assets (excluding goodwill) and property, plant and equipment.

Revenues by Therapeutic Area

(MILLIONS OF DOLLARS)	YEAR ENDED DECEMBER 31, 2008	2007	2006
Pharmaceutical			
Cardiovascular and metabolic diseases	$17,922	$18,853	$19,871
Central nervous system disorders	6,005	5,152	6,038
Arthritis and pain	3,096	2,914	2,711
Infectious and respiratory diseases	3,931	3,552	3,474
Urology	3,204	3,010	2,809
Oncology	2,551	2,640	2,191
Ophthalmology	1,777	1,643	1,461
Endocrine disorders	1,153	1,052	985
All other	2,284	3,819	4,169
Alliance revenues	2,251	1,789	1,374
Total Pharmaceutical	44,174	44,424	45,083
Animal Health	2,825	2,639	2,311
Other	1,297	1,355	977
Total revenues	$48,296	$48,418	$48,371

21. Subsequent Event

On January 26, 2009, we announced that we have entered into a definitive merger agreement under which we will acquire Wyeth in a cash-and-stock transaction valued on that date at $50.19 per share, or a total of $68 billion. The Boards of Directors of both Pfizer and Wyeth have approved the transaction. Under the terms of the merger agreement, each outstanding share of Wyeth common stock will be converted into the right to receive $33 in cash and 0.985 of a share of Pfizer common stock, subject to adjustment as set forth in the merger agreement. Based on the closing price of our stock on January 23, 2009, the last trading day prior to our announcement on January 26, the stock component was valued at $17.19 per share. We expect the transaction will close at the end of the third quarter or during the fourth quarter of 2009, subject to Wyeth shareholder approval, governmental and regulatory approvals, the satisfaction of the conditions related to the debt financing for the transaction, and other usual and customary closing conditions.

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc and Subsidiary Companies

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	QUARTER FIRST	SECOND	THIRD	FOURTH
2008				
Revenues	$11,848	$12,129	$11,973	$12,346
Costs and expenses	7,715	8,614	8,872	10,093
Acquisition-related in-process research and development charges	398	156	13	66
Restructuring charges and acquisition-related costs	178	569	366	1,562
Income from continuing operations before (benefit)/provision for taxes on income, and minority interests	3,557	2,790	2,722	625
(Benefit)/provision for taxes on income	763	25	463	394
Minority interests	6	6	6	5
Income from continuing operations	2,788	2,759	2,253	226
Discontinued operations:				
Income/(loss) from discontinued operations—net of tax	(4)	(1)	1	2
Gains/(losses) on sales of discontinued operations—net of tax	—	18	24	38
Discontinued operations—net of tax	(4)	17	25	40
Net income	$ 2,784	$ 2,776	$ 2,278	$ 266
Earnings per common share—basic:				
Income from continuing operations	$ 0.41	$ 0.41	$ 0.34	$ 0.03
Discontinued operations—net of tax	—	—	—	0.01
Net income	$ 0.41	$ 0.41	$ 0.34	$ 0.04
Earnings per common share—diluted:				
Income from continuing operations	$ 0.41	$ 0.41	$ 0.33	$ 0.03
Discontinued operations—net of tax	—	—	0.01	0.01
Net income	$ 0.41	$ 0.41	$ 0.34	$ 0.04
Cash dividends paid per common share	$ 0.32	$ 0.32	$ 0.32	$ 0.32
Stock prices				
High	$ 24.08	$ 21.51	$ 19.97	$ 19.00
Low	$ 20.50	$ 17.17	$ 17.17	$ 14.45

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Revenues include a reduction of $217 million recorded in the third quarter of 2008 to adjust our prior years' liabilities for product returns. (See *Note 4C. Certain Charges: Adjustment of Prior Years' Liabilities for Product Returns.*)

Costs and expenses includes a charge of $2.3 billion recorded in the fourth quarter of 2008 resulting from an agreement in principle with the U.S. Department of Justice to resolve the previously reported investigation regarding allegations of past off-label promotional practices concerning Bextra, as well as certain other open investigations, and charges of $900 million recorded in the third quarter of 2008 related to our agreements and agreements in principle to resolve certain litigation and claims involving our NSAID pain medicines. (See *Note 4A. Certain Charges: Bextra and Certain Other Investigations* and *Note 4B. Certain Charges: Certain Product Litigation—Celebrex and Bextra.*)

Acquisition-related in-process research and development charges primarily includes amounts incurred in connection with our acquisitions of Serenex, Encysive, CovX, Coley and a number of animal health product lines in Europe from Schering-Plough, as well as two smaller acquisitions also related to Animal Health (see *Note 2. Acquisitions*).

Restructuring charges and acquisition-related costs includes restructuring charges primarily related to our cost-reduction initiatives (see *Note 5. Cost-Reduction Initiatives*).

As of January 31, 2009, there were 226,383 holders of record of our common stock (symbol PFE).

Quarterly Consolidated Financial Data (Unaudited)

Pfizer Inc and Subsidiary Companies

(MILLIONS OF DOLLARS, EXCEPT PER COMMON SHARE DATA)	QUARTER			
	FIRST	SECOND	THIRD	FOURTH
2007				
Revenues	$12,474	$11,084	$11,990	$12,870
Costs and expenses	7,326	8,414	10,899	9,684
Acquisition-related in-process research and development charges	283	—	—	—
Restructuring charges and acquisition-related costs	812	1,051	455	216
Income from continuing operations before (benefit)/provision for taxes on income, and minority interests	4,053	1,619	636	2,970
(Benefit)/provision for taxes on income	689	272	(161)	223
Minority interests	3	2	1	36
Income from continuing operations	3,361	1,345	796	2,711
Discontinued operations:				
Income/(loss) from discontinued operations—net of tax	—	—	—	(3)
Gains/(losses) on sales of discontinued operations—net of tax	31	(78)	(35)	16
Discontinued operations—net of tax	31	(78)	(35)	13
Net income	$ 3,392	$ 1,267	$ 761	$ 2,724
Earnings per common share—basic:				
Income from continuing operations	$ 0.48	$ 0.19	$ 0.12	$ 0.40
Discontinued operations—net of tax	—	(0.01)	(0.01)	—
Net income	$ 0.48	$ 0.18	$ 0.11	$ 0.40
Earnings per common share—diluted:				
Income from continuing operations	$ 0.48	$ 0.19	$ 0.12	$ 0.40
Discontinued operations—net of tax	—	(0.01)	(0.01)	—
Net income	$ 0.48	$ 0.18	$ 0.11	$ 0.40
Cash dividends paid per common share	$ 0.29	$ 0.29	$ 0.29	$ 0.29
Stock prices				
High	$ 27.41	$ 27.73	$ 26.15	$ 25.71
Low	$ 24.55	$ 25.23	$ 23.13	$ 22.24

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

Costs and expenses includes a charge of $2.8 billion recorded in the third quarter of 2007 resulting from our decision to exit Exubera (See *Note 4D. Certain Charges: Exubera*).

Acquisition-related in-process research and development charges primarily includes amounts incurred in connection with our acquisitions of BioRexis Pharmaceutical Corp. and Embrex Inc. (see *Note 2. Acquisitions*).

Restructuring charges and acquisition-related costs includes restructuring charges primarily related to our cost-reduction initiatives (see *Note 5. Cost-Reduction Initiatives*).

Financial Summary
Pfizer Inc and Subsidiary Companies

(MILLIONS, EXCEPT PER COMMON SHARE DATA)	AS OF/FOR THE YEAR ENDED DECEMBER 31					
	2008	2007	2006	2005	2004	2003
Revenues	$ 48,296	$ 48,418	$ 48,371	$ 47,405	$ 48,988	$ 41,787
Research and development expenses[(a)]	7,945	8,089	7,599	7,256	7,513	7,279
Other costs and expenses	27,349	28,234	25,586	26,341	25,850	25,652
Acquisition-related in-process research and development charges[(b)]	633	283	835	1,652	1,071	5,052
Restructuring charges and acquisition-related costs[(c)]	2,675	2,534	1,323	1,356	1,151	1,023
Income from continuing operations before provision for taxes on income, minority interests and cumulative effect of a change in accounting principles	9,694	9,278	13,028	10,800	13,403	2,781
Provision for taxes on income	(1,645)	(1,023)	(1,992)	(3,178)	(2,460)	(1,614)
Income from continuing operations before cumulative effect of a change in accounting principles	8,026	8,213	11,024	7,610	10,936	1,164
Discontinued operations—net of tax	78	(69)	8,313	498	425	2,776
Cumulative effect of a change in accounting principles—net of tax[(d)]	—	—	—	(23)	—	(30)
Net income	8,104	8,144	19,337	8,085	11,361	3,910
Effective tax rate—continuing operations	17.0%	11.0%	15.3%	29.4%	18.4%	58.0%
Depreciation and amortization[(e)]	5,090	5,200	5,293	5,576	5,093	4,025
Property, plant and equipment additions[(e)]	1,701	1,880	2,050	2,106	2,601	2,629
Cash dividends paid	8,541	7,975	6,919	5,555	5,082	4,353
Working capital[(f)]	16,067	25,014	25,559	18,433	17,582	6,059
Property, plant and equipment, less accumulated depreciation	13,287	15,734	16,632	16,233	17,593	17,573
Total assets[(f)]	111,148	115,268	115,546	116,970	125,848	111,131
Long-term debt	7,963	7,314	5,546	6,347	7,279	5,755
Long-term capital[(g)]	68,662	80,134	84,993	81,895	88,959	78,866
Shareholders' equity	57,556	65,010	71,358	65,764	68,433	60,049
Earnings per common share—basic:						
Income from continuing operations before cumulative effect of a change in accounting principles	1.19	1.19	1.52	1.03	1.45	0.16
Discontinued operations—net of tax	0.01	(0.01)	1.15	0.07	0.06	0.38
Cumulative effect of a change in accounting principles—net of tax[(d)]	—	—	—	—	—	—
Net income	1.20	1.18	2.67	1.10	1.51	0.54
Earnings per common share—diluted:						
Income from continuing operations before cumulative effect of a change in accounting principles	1.19	1.18	1.52	1.02	1.43	0.16
Discontinued operations—net of tax	0.01	(0.01)	1.14	0.07	0.06	0.38
Cumulative effect of a change in accounting principles—net of tax[(d)]	—	—	—	—	—	—
Net income	1.20	1.17	2.66	1.09	1.49	0.54
Market value per share (December 31)	17.71	22.73	25.90	23.32	26.89	35.33
Return on shareholders' equity	13.22%	11.94%	28.20%	12.0%	17.7%	10.0%
Cash dividends paid per common share	1.28	1.16	0.96	0.76	0.68	0.60
Shareholders' equity per common share	8.56	9.65	10.05	8.98	9.21	7.93
Current ratio	1.59:1	2.15:1	2.16:1	1.65:1	1.63:1	1.26:1
Weighted-average shares used to calculate:						
Basic earnings per common share amounts	6,727	6,917	7,242	7,361	7,531	7,213
Diluted earnings per common share amounts	6,750	6,939	7,274	7,411	7,614	7,286

On April 16, 2003, Pfizer acquired Pharmacia Corporation in a transaction accounted for as a purchase. All financial information reflects the following as discontinued operations: our Consumer Healthcare, in-vitro allergy and autoimmune diagnostic testing, certain European generics, surgical ophthalmic, confectionery, shaving and fish-care products businesses and the femhrt, Loestrin and Estrostep women's health product lines, as applicable.

(a) *Research and development expenses* includes co-promotion charges and milestone payments for intellectual property rights of $377 million in 2008, $603 million in 2007: $292 million in 2006; $156 million in 2005; $160 million in 2004; and $380 million in 2003.

(b) In 2008, 2007, 2006, 2005, 2004 and 2003, we recorded charges for the estimated portion of the purchase price of acquisitions allocated to in-process research and development.

(c) *Restructuring charges and acquisition-related costs* primarily includes the following:
2008—Restructuring charges of $2.6 billion related to our cost-reduction initiatives.
2007—Restructuring charges of $2.5 billion related to our cost-reduction initiatives.
2006—Restructuring charges of $1.3 billion related to our cost-reduction initiatives.
2005—Integration costs of $532 million and restructuring charges of $372 million related to our acquisition of Pharmacia in 2003 and restructuring charges of $438 million related to our cost-reduction initiatives.
2004—Integration costs of $454 million and restructuring charges of $680 million related to our acquisition of Pharmacia in 2003.
2003—Integration costs of $808 million and restructuring charges of $166 million related to our acquisition of Pharmacia in 2003.

(d) In 2005, as a result of adopting FIN 47, *Accounting for Conditional Asset Retirement Obligations,* we recorded a non-cash pre-tax charge of $40 million ($23 million, net of tax). In 2003, as a result of adopting SFAS No. 143, *Accounting for Asset Retirement Obligations,* we recorded a non-cash pre-tax charge of $47 million ($30 million, net of tax).

(e) Includes discontinued operations, (see Notes to Consolidated Financial Statements—*Note 20. Segment, Geographic and Revenue Information.*)

(f) For 2005 through 2003, includes assets held for sale of our Consumer Healthcare business, and for 2004 through 2003, also includes in-vitro allergy and autoimmune diagnostic testing, surgical ophthalmic, certain European generics, confectionery and shaving businesses and the femhrt, Loestrin and Estrostep women's health product lines.

(g) Defined as long-term debt, deferred taxes, minority interests and shareholders' equity.

Peer Group Performance Graph

Five Year Performance



200.0
150.0
100.0
50.0
0.0
2003
2004
2005
2006
2007
2008
PFIZER
OLD PEER GROUP
NEW PEER GROUP
S&P 500

	2003	2004	2005	2006	2007	2008
Pfizer	100.0	77.7	69.4	80.0	73.5	61.1
Old Peer Group	100.0	101.8	101.2	119.0	132.7	110.1
New Peer Group	100.0	100.6	100.6	118.6	120.5	101.3
S&P 500	100.0	110.9	110.9	134.7	142.1	89.5

Since 2005, Pfizer's pharmaceutical peer group has consisted of the following companies: Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline, Johnson & Johnson, Merck and Co., Schering-Plough Corporation and Wyeth (New Peer Group). Prior to that, Pfizer's pharmaceutical peer group was comprised of Abbot Laboratories, Baxter International, Bristol-Myers Squibb Company, Colgate-Palmolive Company, Eli Lilly and Company, Johnson & Johnson, Merck and Co., Schering-Plough Corporation and Wyeth (Old Peer Group).

We believe that the companies included in the New Peer Group are more reflective of the Company's core business, and therefore will provide a more meaningful comparison of stock performance. We have included the New Peer Group in the graph to show what the comparison to those companies would have been if the New Peer Group had been in place during the periods shown on the graph.

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Corporate and Shareholder Information

Stock Listings

Our Common Stock is listed on the New York Stock Exchange. It is also listed on the London, Euronext and Swiss stock exchanges, and traded on various United States regional stock exchanges.

Stock Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Telephone: 800-PFE-9393
Outside the U.S., Canada and Puerto Rico: 781-575-4591
Internet: www.computershare.com

Shareholder Services and Programs

Please contact our Stock Transfer Agent and Registrar with inquiries concerning shareholder accounts of record and stock transfer matters, and also for information on the following services and programs:

- Shareholder Investment Program
  - direct purchase of Pfizer stock
  - dividend reinvestment
  - automatic monthly investments
- Book-entry share ownership
- Direct deposit of dividends

Form 10-K and CEO/CFO Certifications

Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 31, 2008. Requests should be directed to:

Chief Counsel, Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Our Form 10-K is also available on our Web site at www.pfizer.com. The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

EXECUTIVE LEADERSHIP TEAM

Jeffrey B. Kindler	Chairman of the Board and Chief Executive Officer
Frank A. D'Amelio	Senior Vice President and Chief Financial Officer
Joseph M. Feczko	Senior Vice President—Chief Medical Officer
Corey S. Goodman	Senior Vice President; President—Pfizer Biotherapeutics and Bioinnovation Center
Martin Mackay	Senior Vice President; President—Pfizer Global Research and Development
Mary McLeod	Senior Vice President—Worldwide Human Resources
Ian C. Read	Senior Vice President; President—Worldwide Pharmaceutical Operations
Natale S. Ricciardi	Senior Vice President; President—Pfizer Global Manufacturing
William R. Ringo	Senior Vice President; Strategy and Business Development
Amy W. Schulman	Senior Vice President; General Counsel & Corporate Secretary
Sally Susman	Senior Vice President; Chief Communications Officer

DIRECTIONS to
RENAISSANCE CONCOURSE HOTEL ATLANTA
One Hartsfield Centre Parkway
Atlanta, Georgia 30354

I-85 Southbound (from the Downtown Area)

Follow 1-85 South to exit 74 (Loop Road) and proceed on the exit ramp through the traffic light. The Hotel is directly ahead, 1 block on the right.

I-85 Northbound (From Columbus/Montgomery)

Follow I-85 North to exit 73A (Virginia Ave. East) and make a right off the exit ramp, and another right at the 1st traffic light (Toffie Terrace). The Hotel is 2 blocks down on the left.

I-75 Southbound (from Marietta/Canton/Chattanooga/Nashville)

Follow I-75 South through Downtown Atlanta, once past Downtown follow signs for 1-85 South Atlanta Airport. Follow I-85 South to exit 74 (Loop Road) and proceed on the exit ramp through the traffic light. The Hotel is directly ahead, 1 block on the right.

I-75 Northbound (from Florida/Macon/Savannah)

Follow I-75 North to I-285 West. Follow I-285 West to I-85 North and then take exit 73A (Virginia Ave. East) and make a right off the exit ramp, and another right at the 1st traffic light (Toffie Terrace). The Hotel is 2 blocks down on the left.

1-285 South

Follow I-285 South to exit 2 (Camp Creek Pkwy). At the top of the ramp, turn left. Continue on Camp Creek for approximately 3 miles. Follow signs to I-85 North. Take I-85 North for ¾ -mile to exit 73-A (Virginia Ave. East). Turn right off of the exit ramp, and another right at the 1st traffic light (Toffie Terrace). The Hotel is 2 blocks down on the left.


Pfizer

Working together for a healthier world™

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755
212-573-2323
www.pfizer.com